                                                               January ___, 2010

Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Pre-effective amendments no. 1 to Form N-4 registration statements of Pruco Life Insurance Company ("Pruco Life") and Pruco Life Insurance Company of New Jersey ("PLNJ")

Dear Ms. Samuel:

This submission responds to your comment letter on the above-referenced Form N-4 filings (file nos. 333-162673, 333-162680, 333-162678, and 333-162676). These
filings pertain to the Prudential Premier Retirement Variable Annuity ("Prudential Premier") and the Prudential Premier Advisor Variable Annuity ("Advisor"). We include herewith a copy of each registration statement, marked to show the changes we propose in response to your comments and to reflect certain other disclosure changes we have made.

Your comments, and our proposed responses, are as follows:

1.   GENERAL COMMENTS

     Please note that each filing has material information, including fees and charges, missing. Please file a pre-effective amendment with all the missing information. With respect to any reservation to increase the charge for a benefit if the charge for new elections of the benefit has increased, please disclose that any increases in charges will not exceed the maximum charges set forth in the fee tables.

     RESPONSE: Included in the instant filings are all the fees and charges that had been excluded from the initial filings. In the Highest Daily Auto Step-Up section of each of Highest Daily Lifetime 6 Plus and Spousal Highest Daily Lifetime 6 Plus, we have added disclosure stating that "Any such increased charge will not be greater than the maximum charge set forth in the table entitled "Your Optional Benefit Fees and Charges." This language reflects the fact that we reserve the right to increase the charge, in the circumstances described in the prospectus.

2.   FRONT COVER PAGE

     a) Since one of the contracts described in the prospectus has a bonus feature, please disclose prominently (e.g. in bold) that the expenses for the contract with a bonus may be higher than expenses for a contract without a bonus and that the amount of the credit may be more than offset by the additional fees and charges associated with the bonus.

     RESPONSE: The disclosure you requested appeared in the initial filings, but in the instant filings, we have bolded the disclosure.

     b)   Please indicate the Prudential website where information can be found.

     RESPONSE: On the front cover page, we have added the address of the Prudential Annuities website.

3.   GLOSSARY OF TERMS (PAGE 9)

     In the definition of "Valuation Date," please explain the last clause which provides "or any other day that Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued."

     RESPONSE: This definition is taken from the Annuity contract itself. The referenced language simply alludes to the possibility that the NYSE might be closed on a given day (e.g., due to localized inclement weather) yet our facilities are open for business and we therefore are required by SEC rules to treat the day as a "Valuation Date."

4.   SUMMARY OF CONTRACT FEES AND CHARGES (PAGES 11-17)

     a) With respect to the Annualized Fees/Charges table, please add the information regarding the fee in the 9th Annuity Year in a footnote.

     RESPONSE: For each of the Mortality & Expense risk charge and the Total Insurance Charge, we have created one line that shows the charge during the first 9 Annuity Years and another line that shows the charge after the 9th Annuity Year. We have reflected the charge reduction that occurs after the 9th Annuity Year as a separate line item, rather than a footnote, because of the importance of that feature to long-term holders of the Annuity. The substantial reduction in the Insurance Charge that begins after the 9th Annuity Year will have a significant impact on the expenses borne by those who hold the Annuity past the 9th Annuity year. We think that such an important aspect of the Annuity's charges is better disclosure in the body of the table and should not be relegated to a footnote.

     b) With regard to the Optional Benefit Fees and Charges Tables, Registrant should disclose the basis for each charge directly below the charge caption on or on the left side of the table.

     RESPONSE: For each optional benefit, we have set forth the basis for each charge on the left side of the table.

     c) With respect to the "Total Annual Portfolio Operating Expenses," please add a column to reflect short sales expenses for any fund that has a significant amount of such expenses.

    RESPONSE: For those AST Portfolios that have significant short sale expenses, we have added information in a footnote, setting forth the Portfolio's short sale expenses. Given that only a handful of AST Portfolios have short sale expenses, we think it is more reader-friendly to set out the short sale expenses in a footnote, rather than create a new column that generally would be inapplicable. Thus, we have separately identified the short sale expenses of each AST Portfolio that (a) engages in short sales as a non-fundamental investment practice and/or (b) separately identifies short sale expenses in its financial statements. We have not identified the short sale expenses of non-AST Portfolios, given that the SEC Staff position on this is new, and the likely difficulty that we would have in getting this information from an unaffiliated fund in short order. However, in connection with our May 1, 2010 registration statement updates, we will endeavor to obtain short sale expense information from the outside underlying funds.

     d) All footnotes should be in smaller font than the table and placed at the bottom of the page. Alternatively, all footnotes may follow the required item 3 disclosure.

     RESPONSE: We have reduced the font of the footnotes.

     e) With regard to the Expense Examples, please provide the numerical examples.

     RESPONSE: The instant filings include the required numerical examples in the Expense Example tables.

     f) Please move the Expense Examples from page 20 to follow the required underlying fund expense table that is currently on page 14.

     RESPONSE: The Expense Examples now appear after the minimum/maximum underlying fund expenses and the table of expenses for each underlying portfolio. We believe that this is the most sensible presentation. In addition, we note that instruction 20 to item 3 of Form N-4 indicates that such a table of the expenses of each portfolio should be "immediately following" the minimum/maximum table.

5.   INVESTMENT OPTIONS (PAGES 25-36)

     a) In the AST High Yield Portfolio discussion, please indicate that these investments are commonly known as "junk bonds." Please make this disclosure for all other portfolios that make this type of investment.

     RESPONSE: With regard to the summary description of the AST High Yield Portfolio, and the other AST portfolios whose summary description alludes to the possibility of investing in bonds, we have added a statement to the effect that non-investment grade bonds are commonly known as "junk bonds."

     b) In the "Limitation with Optional Benefits" section, please provide in each Group list, the optional benefits to which the Group applies.

     RESPONSE: We have added to the Group I and Group II Tables the optional benefits to which the Group applies.

6.   RATES FOR MVA OPTION (PAGE 39)

     Please rewrite the last sentence so that it is in plain English.

     RESPONSE: We have clarified the last sentence to read as follows: For any MVA Option, you will not be permitted to allocate or renew to the MVA Option if the Guarantee Period associated with that MVA Option would end after your Annuity Date. Thus, for example, we would not allow you to start a new Guarantee Period of 5 years if the Owner/Annuitant were aged 94, because the 5 year period would end after the Latest Annuity Date of age 95.

7.   CONTINGENT DEFERRED SALES CHARGE (PAGE 44)

     Please clarify whether if the CSDC is taken as another withdrawal, whether there is a CDSC charge on that amount. Also, could the amount taken to cover the CDSC cause the withdrawal to be an "Excess Withdrawal?" If so, please add disclosure to clarify these points.

     RESPONSE: An owner may specify that a CDSC owed be deducted from his/her Account Value, rather than deducted from the amount received. As disclosed under the section "Free Withdrawal Amounts", the amount so deducted may be subject to a CDSC and such a withdrawal could be deemed an excess withdrawal. We also have added disclosure to the Contingent Deferred Sales Charge section to address this issue.

8.   ADDITIONAL PURCHASE PAYMENTS (PAGE 46)

     Please provide your legal basis for allocating Purchase Payments to the Money Market Sub-account, rather than considering the request as not in Good Order and requiring further instruction from the contract owner.

     RESPONSE: Your comment deals with a scenario in which an additional Purchase Payment is submitted, there are no allocation instructions for that Purchase Payment, and there is no Account Value then allocated to the Sub-accounts (excluding the AST bond Sub-accounts that are not eligible for the allocation of Purchase Payments). We believe that such a scenario would be very uncommon. However, we think that allocating such a Purchase Payment to the AST Money Market Sub-account (which is what the Annuity contract contemplates) is more beneficial to the Annuity owner than simply returning the payment as not-in-good order. By allocating the Purchase Payment to the Money Market Sub-account, the payment becomes invested in a tax-deferred vehicle rather remaining uninvested. In accordance with Rule 10b-10, such an Annuity owner would receive a confirmation showing the allocation to the Money Market Sub-account. That confirmation in effect would serve as a reminder to the Owner that he/she was free to re-allocate the Purchase Payment to another Sub-account if desired. Finally, by analogy, the Staff in the free-look context has long accepted a money market option as a "default" investment. See, e.g., LBVIP Variable Annuity Account I (January 22, 1988). Defaults to a money market option also have been accepted in the
     Section 26 context. See, e.g., AIG Life Insurance Company (August 16, 2001) (trust account could allocate investors by default to a money market fund, where an unaffiliated underlying fund liquidated. Staff's response specifically cited "default allocation to Money Market Fund" as a supporting representation).

9.   RIGHT TO CANCEL (PAGE 49)

     Please add language that where required by law, you will return Purchase Payment(s) if they are greater than the current Account Value, less any applicable fees and charges.

     RESPONSE: With regard to the amount we will return upon the exercise of the free look right, we have added the following sentence: "However, where we are required by applicable law to return Purchase Payments, we will return Account Value if Account Value is greater than Purchase Payments."

10.  FREE WITHDRAWAL AMOUNT (PAGE 55)

     Please provide an example of the circumstances described in the last paragraph of this section.

     RESPONSE: We have added the following sentence in the Free Withdrawal Amount section: "For example, if the Annual Income Amount under Highest Daily Lifetime 6 Plus were $2000 and a $2500 withdrawal that qualified as a Free Withdrawal were made, the withdrawal would be deemed an excess withdrawal, in the amount of $500."

11.  ANNUITY OPTIONS (PAGES 57-58)

     a) In the "Other Annuity Options" section, please delete the second sentence which appears to be restating the information previously described. Please also explain the legal basis which allows you to cease offering an option described in the prospectus.

     RESPONSE: We have deleted the following sentence: "At the time annuity payments are chosen, we may make available to you any of the fixed annuity options that are offered at your Annuity Date." With regard to the second comment, certain annuity options are set forth in the Annuity contract, and thus are guaranteed to be available if and when the Annuity is annuitized. However, as allowed by applicable state laws, other annuity options need not be set forth in the Annuity contract but may instead be offered on an "administrative" basis. Our prospectus disclosure makes clear that we reserve the right to cease offering the latter group of annuity options. Any material change to such "administrative" annuity options would be disclosed in a post-effective amendment to the registration statement and/or a prospectus supplement. We also note that the Annuity contract itself contemplates the offering of such "other annuity options".

     b) In the "Choosing the Annuity Payment Option" (page 59) section, please provide an example of the circumstances described in the last sentence.

     RESPONSE: The last sentence states that "in addition, certain annuity payment options may not be available if your Annuity Date occurs during the period that a CDSC would apply." A CDSC could apply upon the surrender of the Annuity or upon a partial withdrawal, but not upon annuitization. An Annuity Owner with Purchase Payments still subject to a CDSC might seek to annuitize, as a way of avoiding the CDSC that would apply upon a withdrawal. To prevent that scenario, we reserve the right to forbid an annuity payment option that would entail the commencement of annuity payments during the CDSC period.

12. KEY FEATURE- ANNUAL INCOME AMOUNT UNDER THE HIGHEST DAILY LIFETIME 6 PLUS BENEFIT (PAGE 61)

     Please rewrite the second paragraph of this section in plain English.

     RESPONSE: The paragraph in question currently reads as follows:

     If your withdrawal of the Annual Income Amount in a given Annuity Year exceeds the applicable free withdrawal amount under the Annuity (but is not considered Excess Income), we will not impose any CDSC on the amount of that withdrawal. However, please be aware that although a given withdrawal may qualify as a free withdrawal for purposes of avoiding a CDSC, the amount of the withdrawal could exceed the Annual Income Amount under this benefit. In that scenario, the withdrawal would be deemed Excess Income - thereby reducing your Annual Income Amount for future years.

     We have revised the paragraph in pertinent part (for both Highest Daily Lifetime 6 Plus and Spousal Highest Daily Lifetime 6 Plus) to more clearly explain the concept we are seeking to convey.

13.  TERMINATION OF THE BENEFIT (PAGE 67)

     Please highlight in bold the events which result in the termination of the benefit here and elsewhere (e.g. page 82).

     RESPONSE: In the prospectus that we file in pre-effective amendment
     #1, we will bold the events that result in termination of a living benefit.

14.  TRIGGERS FOR PAYMENT OF THE DEATH BENEFIT (PAGE 90-92)

     Please explain your legal basis for not paying the minimum death benefit if Due Proof Death is received more than one year after death.

    RESPONSE: The "minimum death benefit" is essentially equal to the greater of Account Value and total Purchase Payments. However, if we receive Due Proof of Death more than one year after the date of death, we reserve the right to limit the Death Benefit to the Account Value on the date we receive Due Proof of Death. This provision prevents a beneficiary from deliberately withholding Due Proof of Death, knowing that the death benefit would be no less than total Purchase Payments. This provision is included in the Annuity contracts. Moreover, under the 40 Act, the insurer is not required to return any more than the customer's proportionate share of the net assets upon a redemption (i.e., Account Value).

15.  CALCULATION OF HIGHEST ANNIVERSARY VALUE DEATH BENEFIT (PAGE 93)

     Please disclose that you will not recapture bonus credits until an order allowing such recapture has been issued by the Commission.

    RESPONSE: We have included the following disclosure for the HAV death benefit (and also for the Combination 5% Roll-up and HAV death benefit and minimum Death Benefit): "Please note that we will not recapture Purchase Credits until such time as we receive an order of exemption from the SEC allowing such recapture."

16.  PROCESSING AND VALUING TRANSACTIONS (PAGE 97)

     Please change the clause "that meet our requirements" to "that are received in Good Order." Please delete the first sentence of the second paragraph that allows you to cease processing transactions due to inclement weather, natural disaster or other circumstances beyond your control. See Section 22
     (e) and Rule 22c-1.

     RESPONSE: We have made these changes.

17.  INITIAL PURCHASE PAYMENT (PAGE 98)

     Please explain your legal basis, as to both Initial and subsequent Purchase Payments, for depositing such payments into your general account and for retaining any interest earned during the period pending allocation to Sub-accounts specified by the owner.

     RESPONSE: Your comment relates to the following disclosure:

     "With respect to both your initial Purchase Payment and any subsequent Purchase Payment that is pending investment in our separate account, we may hold the amount temporarily in our general account and may earn interest on such amount. You will not be credited with interest during that period."

     Our established administrative procedures dictate that we process and price Purchase Payments in accordance with the 40 Act and applicable state insurance laws. For example, if a subsequent Purchase Payment is received on business day 1 in Good Order, it is then aggregated with other Purchase Payments destined for the fund and the net order is transmitted to the fund on the next business day. Assuming that there is a net "buy", the separate account then purchases fund shares based on the fund's NAV on business day
     1. This is in accord with New York Life Fund, Inc. (May 6, 1971). Such a procedure necessarily involves the insurer holding the funds in a suspense account for the very brief period of time between when the check is cashed (or wire received) and the time that the shares are deemed to be credited to the separate account. The prospectus disclosure, in the interest of completeness, merely refers to this very brief window of time. To provide greater clarity, we have revised the prospectus disclosure to state the following:

     "With respect to both your initial Purchase Payment and any subsequent Purchase Payment that is pending investment in our separate account, we may hold the amount temporarily in a suspense account and may earn interest on amounts held in that suspense account. You will not be credited with any interest on amounts held in that suspense account."

18.  PRUCO LIFE (PAGE 107)

     Please change the telephone number for the Public Reference Room to 202-551-8090.

     RESPONSE: We have changed the telephone number of the SEC's public reference room to 202-551-8090.

19.  THE SEPARATE ACCOUNT (PAGE 108)

     Please add the language required by Item 5(b)(ii) that the insurance obligations under the variable contracts described in this prospectus are obligations of the depositor.

     RESPONSE: We have added the requested language.

20.  VOTING RIGHTS (PAGE 109)

     Please add that shares owned directly by the depositor or its affiliates will also be subject to "mirror voting."

     RESPONSE: We have added the statement that "we will also "mirror vote" shares within the separate account that are owned directly by us." We do not refer to affiliates, however. Where shares of a given fund are held in a different separate account by a different but affiliated insurer, it would be inappropriate to look to the voting results within that different separate account for purposes of mirror voting. An insurer should mirror vote the shares held within its own separate account - not shares held in another separate account sponsored by a related insurer.

21.  PART C

     Include actual agreements as opposed to "form of" agreements. See e.g. reference to participation agreements.

     RESPONSE: We have included in Part C the actual agreements, as opposed to the "form of." With regard to the Annuity contracts and riders, however, we refer to what we have included as "form of" to acknowledge that in general, these are templates rather than the actual text of what would be delivered to the customer. For example, the Schedule Supplements included as exhibits are described as "form of" to acknowledge that the Schedule Supplement actually delivered to a given customer would set forth the particulars of his/her situation (e.g., Owner name, Annuitant name etc.).

22.  MISCELLANEOUS

     Any exhibits, financial statements, and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration.

     RESPONSE: We have included other required exhibits, financial statements and other required disclosure.

23.  TANDY COMMENT

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

     . should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

     . the registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the staff's comments, the registrant's changes to the disclosure in response to the staff's comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from this responsibility; and

     . the registrant may not assert this action or the staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a writing request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

RESPONSE: We have included the Tandy representations.

Each Pruco Life variable annuity has a companion MVA option that is to be registered on Form S-3 (file no. 333-162683). The prospectus portion of the Form S-3 consists of the prospectus for each Pruco Life N-4. Thus, once your comments have been resolved, we will file the Pruco Life Form S-3 along with acceleration requests pertaining to both the S-3 and the N-4s.

The Registrants acknowledge that:

     . Should the Commission of the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

     . The Registrants are responsible for the adequacy and accuracy of the disclosure in the filings;

     . The Staff's comments, the Registrants' changes to the disclosure in response to the Staff's comments, or the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrants from this responsibility; and

     . The Registrants may not assert this action or the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to these filings.

Sincerely,


-------------------------------------
C. Christopher Sprague

      Filed with the Securities and Exchange Commission on January__, 2010
                                                     Registration No. 333-162673
                                            Investment Company Act No. 811-07325
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          PRE-EFFECTIVE AMENDMENT NO. 1

                                       and

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                                AMENDMENT NO. 102

              PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                          PRUCO LIFE INSURANCE COMPANY
                               (Name of Depositor)

                              213 WASHINGTON STREET
                          NEWARK, NEW JERSEY 07102-2992
                                 (973) 802-7333
    (Address and telephone number of depositor's principal executive offices)

                                JOSEPH D. EMANUEL
                               CHIEF LEGAL OFFICER

                 PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
         One Corporate Drive, Shelton, Connecticut 06484 (203) 944-7504
               (Name and Address of Agent for Service of Process)

                                    COPY TO:

                          C. CHRISTOPHER SPRAGUE, ESQ.
                    VICE PRESIDENT AND CORPORATE COUNSEL
         751 Broad Street, Newark, New Jersey 07102-2917 (973) 802-6997

Approximate Date of Proposed Sale to the Public: as soon as possible after the registration statement is declared effective.

Title of Securities Being Registered: Units of interest in Separate Accounts under variable annuity contracts.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

================================================================================

PRUCO LIFE INSURANCE COMPANY

A Prudential Financial Company
751 Broad Street, Newark, NJ 07102-3777

PRUDENTIAL PREMIER(R) RETIREMENT VARIABLE ANNUITY X SERIES(SM) ("X SERIES") PRUDENTIAL PREMIER(R) RETIREMENT VARIABLE ANNUITY B SERIES(SM) ("B SERIES") PRUDENTIAL PREMIER(R) RETIREMENT VARIABLE ANNUITY L SERIES(SM) ("L SERIES") PRUDENTIAL PREMIER(R) RETIREMENT VARIABLE ANNUITY C SERIES(SM) ("C SERIES")

FLEXIBLE PREMIUM DEFERRED ANNUITIES
PROSPECTUS: FEBRUARY __, 2010
--------------------------------------------------------------------------------

This prospectus describes four different flexible premium deferred annuity classes offered by Pruco Life Insurance Company ("Pruco Life", "we", "our", or "us"). For convenience in this prospectus, we sometimes refer to each of these annuity contracts as an "Annuity", and to the annuity contracts collectively as the "Annuities." We also sometimes refer to each class by its specific name (e.g., the "B Series"). Each Annuity may be offered as an individual annuity contract or as an interest in a group annuity. Each Annuity has different features and benefits that may be appropriate for you based on your financial situation, your age and how you intend to use the Annuity. There are differences among the Annuities that are discussed throughout the prospectus and summarized in Appendix B entitled "Selecting the Variable Annuity That's Right for You". Financial Professionals may be compensated for the sale of each Annuity. Selling broker-dealer firms through which each Annuity is sold may decline to make available to their customers certain of the optional features and Investment Options offered generally under the Annuity or may impose restrictions (e.g., a lower maximum issue age for certain optional benefits). Selling broker-dealer firms may not offer all the Annuities described in this prospectus. Please speak to your Financial Professional for further details. EACH ANNUITY OR CERTAIN OF ITS INVESTMENT OPTIONS AND/OR FEATURES MAY NOT BE AVAILABLE IN ALL STATES. Certain terms are capitalized in this prospectus. Those terms are either defined in the Glossary of Terms or in the context of the particular section. BECAUSE THE X SERIES ANNUITY GRANTS PURCHASE CREDITS WITH RESPECT TO CERTAIN PURCHASE PAYMENTS YOU MAKE, THE EXPENSES OF THE X SERIES ANNUITY ARE HIGHER THAN EXPENSES FOR AN ANNUITY WITHOUT A PURCHASE CREDIT. IN ADDITION, THE AMOUNT OF THE PURCHASE CREDITS THAT YOU RECEIVE UNDER THE X SERIES ANNUITY MAY BE MORE THAN OFFSET BY THE ADDITIONAL FEES AND CHARGES ASSOCIATED WITH THE PURCHASE CREDIT.

THE SUB-ACCOUNTS The Pruco Life Flexible Premium Variable Annuity Account is a Separate Account of Pruco Life, and is the investment vehicle in which your Purchase Payments invested in the Sub-accounts are held. Each Sub-account of the Pruco Life Flexible Premium Variable Annuity Account invests in an underlying mutual fund - see the following page for a complete list of the Sub-accounts. Currently, portfolios of Advanced Series Trust and Franklin Templeton Variable Insurance Products Trust are being offered.

PLEASE READ THIS PROSPECTUS

THIS PROSPECTUS SETS FORTH INFORMATION ABOUT THE ANNUITIES THAT YOU OUGHT TO KNOW BEFORE INVESTING. PLEASE READ THIS PROSPECTUS AND THE CURRENT PROSPECTUS FOR THE UNDERLYING MUTUAL FUNDS. KEEP THEM FOR FUTURE REFERENCE. If you are purchasing one of the Annuities as a replacement for an existing variable annuity or variable life coverage, or a fixed insurance policy, you should consider any surrender or penalty charges you may incur and any benefits you may also be forfeiting when replacing your existing coverage and that this Annuity may be subject to a Contingent Deferred Sales Charge if you elect to surrender the Annuity or take a partial withdrawal. You should consider your need to access the Annuity's Account Value and whether the Annuity's liquidity features will satisfy that need.

AVAILABLE INFORMATION

We have also filed a Statement of Additional Information dated the same date as this prospectus that is available from us, without charge, upon your request. The contents of the Statement of Additional Information are described at the end of this prospectus - see Table of Contents. The Statement of Additional Information is incorporated by reference into this prospectus. This prospectus is part of the registration statement we filed with the SEC regarding this offering. Additional information on us and this offering is available in the registration statement and the exhibits thereto. You may review and obtain copies of these materials at no cost to you by contacting us. These documents, as well as documents incorporated by reference, may also be obtained through the SEC's Internet Website (www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC.

THESE ANNUITIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ISSUED, GUARANTEED OR ENDORSED BY, ANY BANK, ARE NOT INSURED OR GUARANTEED BY THE U.S. GOVERNMENT, THE FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC), THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY. AN INVESTMENT IN AN ANNUITY INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF VALUE, EVEN WITH RESPECT TO AMOUNTS ALLOCATED TO THE AST MONEY MARKET SUB-ACCOUNT.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PRUDENTIAL, PRUDENTIAL FINANCIAL, PRUDENTIAL ANNUITIES AND THE ROCK LOGO ARE SERVICEMARKS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND ITS AFFILIATES. OTHER PROPRIETARY PRUDENTIAL MARKS MAY BE DESIGNATED AS SUCH THROUGH USE OF THE SM OR (R) SYMBOLS.

FOR FURTHER INFORMATION CALL: 1-888-PRU-2888 OR GO TO OUR WEBSITE AT HTTP://WWW.PRUDENTIALANNUITIES.COM

Prospectus dated: February___, 2010   Statement of Additional Information dated:
                                      February___, 2010

  PLEASE SEE OUR PRIVACY POLICY AND OUR IRA, ROTH IRA AND FINANCIAL DISCLOSURE
            STATEMENTS ATTACHED TO THE BACK COVER OF THIS PROSPECTUS.

                           VARIABLE INVESTMENT OPTIONS

       (Certain Investment Options may not be available with your Annuity)

ADVANCED SERIES TRUST

AST Academic Strategies Asset Allocation Portfolio
AST Advanced Strategies Portfolio
AST AllianceBernstein Core Value Portfolio
AST AllianceBernstein Growth & Income Portfolio
AST American Century Income & Growth Portfolio
AST Balanced Asset Allocation Portfolio
AST Bond Portfolio 2017
AST Bond Portfolio 2018
AST Bond Portfolio 2019
AST Bond Portfolio 2020
AST Bond Portfolio 2021
AST Capital Growth Asset Allocation Portfolio
AST CLS Growth Asset Allocation Portfolio
AST CLS Moderate Asset Allocation Portfolio
AST Cohen & Steers Realty Portfolio
AST DeAM Large-Cap Value Portfolio
AST Federated Aggressive Growth Portfolio
AST Fidelity Investments(R) Pyramis(R) Asset Allocation Portfolio
AST First Trust Balanced Target Portfolio
AST First Trust Capital Appreciation Target Portfolio
AST Global Real Estate Portfolio
AST Goldman Sachs Concentrated Growth Portfolio
AST Goldman Sachs Mid-Cap Growth Portfolio
AST Goldman Sachs Small-Cap Value Portfolio
AST High Yield Portfolio
AST Horizon Growth Asset Allocation Portfolio
AST Horizon Moderate Asset Allocation Portfolio
AST International Growth Portfolio
AST International Value Portfolio
AST Investment Grade Bond Portfolio
AST Jennison Large-Cap Growth Portfolio
AST Jennison Large-Cap Value Portfolio
AST JPMorgan International Equity Portfolio
AST J.P. Morgan Strategic Opportunities Portfolio
AST Large-Cap Value Portfolio
AST Lord Abbett Bond-Debenture Portfolio
AST Marsico Capital Growth Portfolio
AST MFS Global Equity Portfolio
AST MFS Growth Portfolio
AST Mid-Cap Value Portfolio
AST Money Market Portfolio
AST Neuberger Berman/LSV Mid-Cap Value Portfolio
AST Neuberger Berman Mid-Cap Growth Portfolio
AST Neuberger Berman Small-Cap Growth Portfolio

AST Parametric Emerging Markets Equity Portfolio
AST PIMCO Limited Maturity Bond Portfolio
AST PIMCO Total Return Bond Portfolio
AST Preservation Asset Allocation Portfolio
AST QMA US Equity Portfolio
AST Schroders Multi-Asset World Strategies Portfolio

AST Small-Cap Growth Portfolio
AST Small-Cap Value Portfolio
AST T. Rowe Price Asset Allocation Portfolio
AST T. Rowe Price Global Bond Portfolio
AST T. Rowe Price Large-Cap Growth Portfolio
AST T. Rowe Price Natural Resources Portfolio

AST Western Asset Core Plus Bond Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Franklin Templeton VIP Founding Funds Allocation Fund

                                    CONTENTS

GLOSSARY OF TERMS                                                              1

SUMMARY OF CONTRACT FEES AND CHARGES                                           3

EXPENSE EXAMPLES                                                              16

SUMMARY                                                                       17

INVESTMENT OPTIONS                                                            19

VARIABLE INVESTMENT OPTIONS                                                   20

MARKET VALUE ADJUSTMENT OPTIONS                                               35

RATES FOR MVA OPTIONS                                                         35

MARKET VALUE ADJUSTMENT                                                       36

MVA EXAMPLES

LONG-TERM MVA OPTIONS                                                         37

DCA MVA OPTIONS                                                               37

GUARANTEE PERIOD TERMINATION                                                  37

FEES, CHARGES AND DEDUCTIONS                                                  38

MVA OPTION CHARGES                                                            40

ANNUITY PAYMENT OPTION CHARGES                                                40

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES                                     40

PURCHASING YOUR ANNUITY                                                       40

REQUIREMENTS FOR PURCHASING THE ANNUITY                                       40

PURCHASE CREDITS UNDER THE X SERIES                                           41

DESIGNATION OF OWNER, ANNUITANT, AND BENEFICIARY                              42

RIGHT TO CANCEL                                                               44

SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT                              45

SALARY REDUCTION PROGRAMS                                                     45

MANAGING YOUR ANNUITY                                                         45

CHANGE OF OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS                       45

MANAGING YOUR ACCOUNT VALUE                                                   46

DOLLAR COST AVERAGING PROGRAMS                                                46

6 OR 12 MONTH DOLLAR COST AVERAGING PROGRAM                                   46

AUTOMATIC REBALANCING PROGRAMS                                                48

FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS         48

RESTRICTIONS ON TRANSFERS BETWEEN INVESTMENT OPTIONS                          49

ACCESS TO ACCOUNT VALUE                                                       50

TYPES OF DISTRIBUTIONS AVAILABLE TO YOU                                       50

TAX IMPLICATIONS FOR DISTRIBUTIONS                                            51

FREE WITHDRAWAL AMOUNTS                                                       51

SYSTEMATIC WITHDRAWALS FROM MY ANNUITY DURING THE ACCUMULATION PERIOD         52

SYSTEMATIC WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL
REVENUE CODE                                                                  52

REQUIRED MINIMUM DISTRIBUTIONS                                                53

SURRENDERS                                                                    53

SURRENDER VALUE                                                               53

MEDICALLY-RELATED SURRENDERS                                                  53

ANNUITY OPTIONS                                                               54

CHOOSING THE ANNUITY PAYMENT OPTION                                           56

LIVING BENEFITS                                                               56

HIGHEST DAILY LIFETIME(SM) 6 PLUS INCOME BENEFIT (HD6 PLUS(SM))               57

HIGHEST DAILY LIFETIME 6 PLUS WITH LIFETIME INCOME ACCELERATOR(SM) (HD6 PLUS-with LIA(SM))

SPOUSAL HIGHEST DAILY LIFETIME(SM) 6 PLUS (SHD6 PLUS(SM))                     71

GUARANTEED RETURN OPTION(SM) PLUS II (GRO PLUS II)                            81

HIGHEST DAILY(SM) GUARANTEED RETURN OPTION(SM) II (HD GRO II(SM)

DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS                              88

TRIGGERS FOR PAYMENT OF THE DEATH BENEFIT                                     88

MINIMUM DEATH BENEFIT                                                         89

OPTIONAL DEATH BENEFITS                                                       90

PAYMENT OF DEATH BENEFITS                                                     94

VALUING YOUR INVESTMENT                                                       96

VALUING THE SUBACCOUNTS                                                       96

PROCESSING AND VALUING TRANSACTIONS                                           97

TAX CONSIDERATIONS                                                            98

OTHER INFORMATION                                                            108

PRUCO LIFE AND THE SEPARATE ACCOUNT                                          108

LEGAL STRUCTURE OF THE UNDERLYING FUNDS                                      111

DISTRIBUTION OF ANNUITIES OFFERED BY PRUCO LIFE                              112

FINANCIAL STATEMENTS                                                         114

INDEMNIFICATION                                                              114

LEGAL PROCEEDINGS                                                            114

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION                          115

HOW TO CONTACT US                                                            115

APPENDIX A - ACCUMULATION UNIT VALUES                                        A-1

APPENDIX B - SELECTING THE VARIABLE ANNUITY THAT'S RIGHT FOR YOU             B-1

APPENDIX C - FORMULA UNDER HIGHEST DAILY LIFETIME 6 PLUS INCOME BENEFIT AND
SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS INCOME BENEFIT                         C-1

APPENDIX D - FORMULA UNDER HIGHEST DAILY GRO II and GUARANTEED RETURN OPTION
PLUS II                                                                      D-1

APPENDIX E - SPECIAL CONTRACT PROVISIONS FOR ANNUITIES ISSUED IN CERTAIN
STATES                                                                      E-1

APPENDIX F - MVA FORMULAS                                                   F-1

                                GLOSSARY OF TERMS

   We set forth here definitions of some of the key terms used throughout this prospectus. In addition to the definitions here, we also define certain terms in the section of the prospectus that uses such terms.

ACCOUNT VALUE: The total value of all allocations to the Sub-accounts and/or the MVA Options on any Valuation Day. The Account Value is determined separately for each Sub-account and for each MVA Option, and then totaled to determine the Account Value for your entire Annuity. The Account Value of each MVA Option will be calculated using any applicable MVA.

ACCUMULATION PERIOD: The period of time from the Issue Date through the last Valuation Day immediately preceding the Annuity Date.

ANNUITANT: The natural person upon whose life annuity payments made to the Owner are based.

ANNUITIZATION: Annuitization is the process by which you "annuitize" your Account Value. When you annuitize, we apply the Unadjusted Account Value to one of the available annuity options to begin making periodic payments to the Owner.

ANNUITY DATE: The date on which we apply your Unadjusted Account Value to the applicable annuity option and begin the payout period. As discussed in the Annuity Options section, there is an age by which you must begin receiving annuity payments, which we call the "Latest Annuity Date."

ANNUITY YEAR: The first Annuity Year begins on the Issue Date and continues through and includes the day immediately preceding the first anniversary of the Issue Date. Subsequent Annuity Years begin on the anniversary of the Issue Date and continue through and include the day immediately preceding the next anniversary of the Issue Date.

BENEFICIARY(IES): The natural person(s) or entity(ies) designated as the recipient(s) of the Death Benefit or to whom any remaining period certain payments may be paid in accordance with the annuity payout options section of this Annuity.

BENEFICIARY ANNUITY: You may purchase an Annuity if you are a Beneficiary of an account that was owned by a decedent, subject to the requirements discussed in this prospectus. You may transfer the proceeds of the decedent's account into one of the Annuities described in this prospectus and continue receiving the distributions that are required by the tax laws. This transfer option is only available for purchase of an IRA, Roth IRA, or a non-qualified Beneficiary Annuity.

CODE: The Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.

CONTINGENT DEFERRED SALES CHARGE (CDSC): This is a sales charge that may be deducted when you make a surrender or take a partial withdrawal from your Annuity. We refer to this as a "contingent" charge because it is imposed only if you surrender or take a withdrawal from your Annuity. The charge is a percentage of each applicable Purchase Payment that is being surrendered or withdrawn.

DOLLAR COST AVERAGING ("DCA") MVA OPTION: An Investment Option that offers a fixed rate of interest for a specified period. The DCA MVA Option is used only with our 6 or 12 Month Dollar Cost Averaging Program, under which the Purchase Payments that you have allocated to that DCA MVA Option are transferred to the designated Sub-accounts over a 6 month or 12 month period. Withdrawals or transfers from the DCA MVA Option will be subject to a Market Value Adjustment if made other than pursuant to the 6 or 12 month DCA Program.

DUE PROOF OF DEATH: Due Proof of Death is satisfied when we receive all of the following in Good Order: (a) a death certificate or similar documentation acceptable to us; (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds; and (c) any applicable election of the method of payment of the death benefit, if not previously elected by the Owner, by at least one Beneficiary.

FREE LOOK: The right to examine your Annuity, during a limited period of time, to decide if you want to keep it or cancel it. The length of this time period, and the amount of refund, depends on applicable law and thus may vary. In addition, there is a different Free Look period that applies if your Annuity is held within an IRA. In your Annuity contract, your Free Look right is referred to as your "Right to Cancel."

GOOD ORDER: Good Order is the standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it is received at our Service Office: (a) in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and complies with all relevant laws and regulations; (b) on specific forms, or by other means we then permit (such as via telephone or electronic submission); and/or (c) with any signatures and dates as we may require. We will notify you if an instruction is not in Good Order.

GUARANTEE PERIOD: The period of time during which we credit a fixed rate of interest to an MVA Option.

INVESTMENT OPTION: A Subaccount or other option available as of any given time to which Account Value may be allocated.

ISSUE DATE: The effective date of your Annuity.

KEY LIFE: Under the Beneficiary Continuation Option, or the Beneficiary Annuity, the person whose life expectancy is used to determine the required distributions.

MARKET VALUE ADJUSTMENT ("MVA"): A positive or negative adjustment used to determine the Account Value in an MVA Option.

MARKET VALUE ADJUSTMENT OPTIONS ("MVA OPTIONS"): Investment Options to which a fixed rate of interest is credited for a specified Guarantee Period and to which an MVA may apply. The MVA Options consist of (a) the DCA MVA Option used with our 6 or 12 Month DCA Program and (b) the "Long-Term MVA Options", under which Guarantee Periods of different yearly lengths are offered.

MATURITY DATE: With respect to an MVA Option, the last day in a Guarantee
Period.

OWNER: With an Annuity issued as an individual annuity contract, the Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity. In certain states, with an Annuity issued as a certificate under a group annuity contract, the "Owner" refers to the person or entity who has the rights and benefits designated to the "participant" in the certificate. Thus, an Owner who is a participant has rights that are comparable to those of the Owner of an individual annuity contract.

PURCHASE CREDIT: Under the X Series only, an amount that we add to your Annuity when you make a Purchase Payment during the first four Annuity Years. We are entitled to recapture Purchase Credits under certain circumstances.

PURCHASE PAYMENT: A cash consideration in currency of the United States of America given to us in exchange for the rights, privileges, and benefits of the Annuity.

SERVICE OFFICE: The place to which all requests and payments regarding the Annuity are to be sent. We may change the address of the Service Office at any time, and will notify you in advance of any such change of address.

SEPARATE ACCOUNT: Referred to as the "Variable Separate Account" in your Annuity, this is the variable Separate Account(s) shown in the Annuity.

SUB ACCOUNT: A division of the Separate Account.

SURRENDER VALUE: The Account Value (which includes the effect of any MVA) less any applicable CDSC, any applicable tax charges, any charges assessable as a deduction from the Account Value for any optional benefits provided by rider or endorsement, and any Annual Maintenance Fee.

UNADJUSTED ACCOUNT VALUE: The Unadjusted Account Value is equal to the Account Value prior to the application of any MVA.

UNIT: A share of participation in a Sub-account used to calculate your Account Value prior to the Annuity Date.

VALUATION DAY: Every day the New York Stock Exchange is open for trading or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

WE, US, OUR: Pruco Life Insurance Company.

YOU, YOUR: The Owner(s) shown in the Annuity.

                      SUMMARY OF CONTRACT FEES AND CHARGES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering one of the Annuities. The first table describes the fees and expenses that you will pay at the time you surrender an Annuity, take a partial withdrawal, or transfer Account Value between the Investment Options. State premium taxes also may be deducted.

                       ANNUITY OWNER TRANSACTION EXPENSES

CONTINGENT DEFERRED SALES CHARGE/1/

                                             X SERIES

                                                PERCENTAGE APPLIED AGAINST PURCHASE PAYMENT BEING
   AGE OF PURCHASE PAYMENT BEING WITHDRAWN                          WITHDRAWN
---------------------------------------------   -------------------------------------------------
           LESS THAN ONE YEAR OLD                                      9.0%
 1 YEAR OLD OR OLDER, BUT NOT YET 2 YEARS OLD                          9.0%
2 YEARS OLD OR OLDER, BUT NOT YET 3 YEARS OLD                          9.0%
3 YEARS OLD OR OLDER, BUT NOT YET 4 YEARS OLD                          9.0%
4 YEARS OLD OR OLDER, BUT NOT YET 5 YEARS OLD                          8.0%

5 YEARS OLD OR OLDER, BUT NOT YET 6 YEARS OLD                          8.0%
6 YEARS OLD OR OLDER, BUT NOT YET 7 YEARS OLD                          8.0%
7 YEARS OLD OR OLDER, BUT NOT YET 8 YEARS OLD                          5.0%
8 YEARS OLD OR OLDER, BUT NOT YET 9 YEARS OLD                          2.5%
             9 OR MORE YEARS OLD                                       0.0%

                                             B SERIES

                                                PERCENTAGE APPLIED AGAINST PURCHASE PAYMENT BEING
   AGE OF PURCHASE PAYMENT BEING WITHDRAWN                          WITHDRAWN
---------------------------------------------   -------------------------------------------------
           LESS THAN ONE YEAR OLD                                      7.0%
 1 YEAR OLD OR OLDER, BUT NOT YET 2 YEARS OLD                          7.0%
2 YEARS OLD OR OLDER, BUT NOT YET 3 YEARS OLD                          6.0%
3 YEARS OLD OR OLDER, BUT NOT YET 4 YEARS OLD                          6.0%
4 YEARS OLD OR OLDER, BUT NOT YET 5 YEARS OLD                          5.0%
5 YEARS OLD OR OLDER, BUT NOT YET 6 YEARS OLD                          5.0%
6 YEARS OLD OR OLDER, BUT NOT YET 7 YEARS OLD                          5.0%
            7 YEARS OLD, OR OLDER                                      0.0%

                                             L SERIES

                                                PERCENTAGE APPLIED AGAINST PURCHASE PAYMENT BEING
   AGE OF PURCHASE PAYMENT BEING WITHDRAWN                          WITHDRAWN
---------------------------------------------   -------------------------------------------------
            LESS THAN ONE YEAR OLD                                     7.0%
 1 YEAR OLD OR OLDER, BUT NOT YET 2 YEARS OLD                          7.0%
2 YEARS OLD OR OLDER, BUT NOT YET 3 YEARS OLD                          6.0%
3 YEARS OLD OR OLDER, BUT NOT YET 4 YEARS OLD                          5.0%
             4 OR MORE YEARS OLD                                       0.0%

                                             C SERIES

        There is no CDSC or other sales load applicable to the C Series.

1 The years referenced in the above CDSC tables refer to the length of time since a Purchase Payment was made (i.e., the age of the Purchase Payment). Contingent Deferred Sales Charges are applied against the Purchase Payment(s) being withdrawn. Thus, the appropriate percentage is multiplied by the Purchase Payment(s) being withdrawn to determine the amount of the CDSC. For example, if with respect to the X Series on November 1, 2016 you withdrew a Purchase Payment made on August 1, 2011, that Purchase Payment would be between 5 and 6 years old, and thus subject to an 8% CDSC.

       FEE/CHARGE          X SERIES    B SERIES    L SERIES    C SERIES
-----------------------   ---------   ---------   ---------   ---------
TRANSFER FEE/1/              $10         $10         $10         $10
TAX CHARGE (CURRENT)/2/   0% to 3.5%  0% to 3.5%  0% to 3.5%  0% to 3.5%

1    Currently, we deduct the fee after the 20th transfer each Annuity Year.

2 Currently, we only deduct the tax charge upon Annuitization in certain states. We reserve the right to deduct the charge either at the time the tax is imposed, upon a full surrender of the Annuity, or upon Annuitization.

The following table provides a summary of the periodic fees and charges you will pay while you own your Annuity, excluding the underlying portfolio annual expenses. These fees and charges are described in more detail within this prospectus.

                                                      PERIODIC FEES AND CHARGES

         FEE/CHARGE                   X SERIES                  B SERIES                  L SERIES                  C SERIES
----------------------------  ------------------------  ------------------------  ------------------------  ------------------------
ANNUAL MAINTENANCE             Lesser of $50 or 2% of    Lesser of $50 or 2% of    Lesser of $50 or 2% of    Lesser of $50 or 2% of
   FEE/1/,/3/                 Unadjusted Account Value  Unadjusted Account Value  Unadjusted Account Value  Unadjusted Account Value

ANNUALIZED FEES/CHARGES

(ASSESSED DAILY AS A PERCENTAGE OF THE  NET ASSETS OF THE SUB-ACCOUNTS)

         FEE/CHARGE                   X SERIES                  B SERIES                  L SERIES                  C SERIES
----------------------------  ------------------------  ------------------------  ------------------------  ------------------------
MORTALITY & EXPENSE RISK
   CHARGE
   DURING FIRST 9 ANNUITY
      YEARS                            1.70%                     1.15%                      1.55%                    1.60%
   AFTER 9TH ANNUITY YEAR              1.15%                     1.15%                      1.15%                    1.15%
ADMINISTRATION CHARGE                  0.15%                     0.15%                      0.15%                    0.15%
TOTAL ANNUALIZED INSURANCE
   CHARGE/3/
   DURING FIRST 9 ANNUITY
      YEARS/2,3/                       1.85%                     1.30%                      1.70%                    1.75%
AFTER 9TH ANNUITY YEAR/2,3/            1.30%                     1.30%                      1.30%                    1.30%

/1/ Assessed annually on the Annuity's anniversary date or upon surrender. Only applicable if the sum of the Purchase Payments at the time the fee is due is less than $100,000. Fee may differ in certain states.

/2/ The Insurance Charge is the combination of Mortality & Expense Risk Charge and the Administration Charge.

For the X Series, B Series, and L Series, on the Valuation Day immediately following the 9th Annuity Anniversary, the Mortality & Expense Risk Charge drops to 1.15% annually (the B Series is a constant 1.15% annually).

/3/ For Beneficiaries who elect the Beneficiary Continuation Option, the Annual Maintenance Fee is the lesser of $30 or 2% of Unadjusted Account Value and is only applicable if Unadjusted Account Value is less than $25,000 at the time the fee is assessed. For Beneficiaries who elect the Beneficiary Continuation Option, the Mortality and Expense and Administration Charges do not apply. However, a Settlement Service Charge equal to 1.00% is assessed as a percentage of the daily net assets of the Sub-accounts as an annual charge.

The following table sets forth the charge for each optional benefit under the Annuity. These fees would be in addition to the periodic fees and transaction fees set forth in the tables above.

                                         YOUR OPTIONAL BENEFIT FEES AND CHARGES

                               ANNUALIZED      TOTAL ANNUALIZED   TOTAL ANNUALIZED   TOTAL ANNUALIZED   TOTAL ANNUALIZED
                            OPTIONAL BENEFIT       CHARGE/2/          CHARGE/2/          CHARGE/2/          CHARGE/2/
   OPTIONAL BENEFIT          FEE/CHARGE /1/      FOR X SERIES       FOR B SERIES       FOR L SERIES       FOR C SERIES
-------------------------   ----------------   ----------------   ----------------   ----------------   ----------------
HIGHEST DAILY LIFETIME
   6 PLUS
(assessed against
   greater of Unadjusted
   Account Value and PWV)

MAXIMUM CHARGE/3/                  1.50%             1.85%              1.30%               1.70%              1.75%
                                                    +1.50%             +1.50%              +1.50%             +1.50%

CURRENT CHARGE                     0.85%             1.85%              1.30%               1.70%              1.75%
                                                    +0.85%             +0.85%              +0.85%             +0.85%

HIGHEST DAILY LIFETIME
   6 PLUS WITH LIFETIME
   INCOME ACCELERATOR
(assessed against
   greater of Unadjusted
   Account Value and PWV)

MAXIMUM CHARGE/3/                  2.00%             1.85%              1.30%               1.70%              1.75%
                                                    +2.00%             +2.00%              +2.00%             +2.00%

CURRENT CHARGE                     1.20%             1.85%              1.30%               1.70%              1.75%
                                                    +1.20%             +1.20%              +1.20%             +1.20%

SPOUSAL HIGHEST DAILY
   LIFETIME 6 PLUS
(assessed against
   greater of Unadjusted
   Account Value and PWV)

MAXIMUM CHARGE/3/                  1.50%             1.85%              1.30%               1.70%              1.75%
                                                    +1.50%             +1.50%              +1.50%             +1.50%

CURRENT CHARGE
                                   0.95%             1.85%              1.30%               1.70%              1.75%
                                                    +0.95%             +0.95%              +0.95%             +0.95%

GUARANTEED RETURN
   OPTION PLUS II (GRO
   PLUS II)
CHARGE/4/                          0.60%             2.45%              1.90%               2.30%              2.35%
(assessed as a percentage
   of the average daily
   net assets of the
   Sub-accounts)

HIGHEST DAILY
   GUARANTEED RETURN
   OPTION II (HD GRO II)

CHARGE/4/
(assessed as a percentage          0.60%             2.45%              1.90%              2.30%              2.35%
   of the average daily
   net assets of the
   Sub-accounts)

HIGHEST ANNIVERSARY
   VALUE DEATH BENEFIT
   ("HAV")
CHARGE/4/
(assessed as a
   percentage of the               0.40%             2.25%              1.70%              2.10%              2.15%
   average daily net
   assets of the
   Sub-accounts)

COMBINATION 5% ROLL-UP
   AND HAV DEATH BENEFIT
   CHARGE/4/
(assessed as a
   percentage of the               0.80%             2.65%              2.10%              2.50%              2.55%
   average daily net
   assets of the
   Sub-accounts)

/1/ The charge for each of Highest Daily Lifetime 6 Plus, Highest Daily Lifetime 6 Plus with LIA, and Spousal Highest Daily Lifetime 6 Plus is assessed against the greater of Unadjusted Account Value and the PWV. The charge for each of GRO Plus II, Highest Daily GRO II, Highest Anniversary Value Death Benefit, and Combination 5% Roll-Up and HAV Death Benefit is assessed as a percentage of the average daily net assets of the Sub-accounts.

/2/  HOW THE OPTIONAL BENEFIT FEES AND CHARGES ARE DETERMINED

     FOR HIGHEST DAILY LIFETIME 6 PLUS, HIGHEST DAILY LIFETIME 6 PLUS WITH LIA, AND SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS: The charge is taken out of the Sub-accounts. FOR B SERIES, in all Annuity Years, the optional benefit charge is in addition to the 1.30% annualized charge of amounts invested in the Sub-accounts. FOR EACH OF THE L SERIES, X SERIES, AND C SERIES the annualized charge for the base Annuity drops after Annuity Year 9 as described below:

     HIGHEST DAILY LIFETIME 6 PLUS: 0.85% optional benefit charge is in addition to 1.30% annualized charge of amounts invested in the Sub-accounts for base Annuity after year 9. HIGHEST DAILY LIFETIME 6 PLUS WITH LIA: 1.20% optional benefit charge is in addition to 1.30% annualized charge of amounts invested in the Sub-accounts for base Annuity after year 9. SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS: 0.95% optional benefit charge is in addition to 1.30% annualized charge of amounts invested in the Sub-accounts for base Annuity after year 9.

     FOR GRO PLUS II AND HIGHEST DAILY GRO II: FOR B SERIES, the optional benefit charge plus base Annuity charge is 1.90% in all Annuity Years. IN THE CASE OF L SERIES, X SERIES, AND C SERIES, the optional benefit charge plus base Annuity charge drops to 1.90% after the 9th Annuity Year.

     HIGHEST ANNIVERSARY VALUE DEATH BENEFIT: For B SERIES, the optional benefit charge plus base Annuity charge is 1.70% in all Annuity Years. IN THE CASE OF THE L SERIES, X SERIES, AND C SERIES, the optional benefit charge plus base Annuity charge drops to 1.70% after the 9th Annuity Year.

     COMBINATION 5% ROLL-UP AND HAV DEATH BENEFIT. For B SERIES, the optional benefit charge plus base Annuity charge is 2.10% in all Annuity Years. IN THE CASE OF THE L SERIES, X SERIES, AND C SERIES, total charge drops to 2.10% after the 9th Annuity Year.

/3/ We reserve the right to increase the charge to the maximum charge indicated, upon any step-up under the benefit. We also reserve the right to increase the charge if you elect or re-add the benefit post-issue.

/4/ Because there is no higher charge to which we could increase the current charge, the current charge and maximum charge are one and the same. Thus, so long as you retain the benefit, we cannot increase your charge for the benefit.

The following table provides the range (minimum and maximum) of the total annual expenses for the underlying mutual funds ("portfolios") as of December 31, 2008. Each figure is stated as a percentage of the underlying portfolio's average daily net assets.

                    TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES

                                    MINIMUM   MAXIMUM
                                    -------   -------
Total Portfolio Operating Expense    0.62%     1.67%

The following are the total annual expenses for each underlying portfolio as of December 31, 2008, except as noted. The "Total Annual Portfolio Operating Expenses" reflect the combination of the underlying portfolio's investment management fee, other expenses, and any 12b-1 fees. Each figure is stated as a percentage of the underlying portfolio's average daily net assets. There is no guarantee that actual expenses will be the same as those shown in the table. For certain of the underlying portfolios, a portion of the management fee has been waived and/or other expenses have been partially reimbursed. The existence of any such fee waivers and/or reimbursements have been reflected in the footnotes. The following expenses are deducted by the portfolio before it provides Pruco Life with the daily net asset value. The portfolio information was provided by the portfolios and has not been independently verified by us. See the prospectuses and or statements of additional information of the portfolios for further details.

                                                                                                          ACQUIRED     TOTAL
                                                                                                         PORTFOLIO     ANNUAL
                                                                       MANAGEMENT     OTHER    (12B-1)     FEES &    PORTFOLIO
                       UNDERLYING PORTFOLIO                                FEE      EXPENSES     FEE      EXPENSES    EXPENSES
--------------------------------------------------------------------   ----------   --------   -------   ---------   ---------
         ADVANCED SERIES TRUST/1,2,3/
AST Academic Strategies Asset Allocation/4/                               0.72%       0.08%     0.00%      0.74%       1.54%
AST Advanced Strategies                                                   0.85%       0.22%     0.00%      0.02%       1.09%
AST AllianceBernstein Core Value                                          0.75%       0.18%     0.00%      0.00%       0.93%
AST AllianceBernstein Growth & Income                                     0.75%       0.13%     0.00%      0.00%       0.88%
AST American Century Income & Growth/5/                                   0.75%       0.18%     0.00%      0.00%       0.93%
AST Balanced Asset Allocation                                             0.15%       0.02%     0.00%      0.93%       1.10%
AST Bond Portfolio 2017/6/                                                0.65%       0.31%     0.00%      0.00%       0.96%
AST Bond Portfolio 2018/6/                                                0.64%       0.35%     0.00%      0.00%       0.99%
AST Bond Portfolio 2019/6/                                                0.64%       0.47%     0.00%      0.00%       1.11%
AST Bond Portfolio 2020/6/                                                0.65%       1.02%     0.00%      0.00%       1.67%
AST Bond Portfolio 2021/6/                                                0.65%       0.31%     0.00%      0.00%       0.96%
AST Capital Growth Asset Allocation                                       0.15%       0.01%     0.00%      0.96%       1.12%
AST CLS Growth Asset Allocation/7/                                        0.30%       0.20%     0.00%      0.95%       1.45%
AST CLS Moderate Asset Allocation/7/                                      0.30%       0.16%     0.00%      0.93%       1.39%

AST Cohen & Steers Realty Portfolio/5/                                    1.00%       0.17%     0.00%      0.00%       1.17%
AST DeAM Large-Cap Value                                                  0.85%       0.15%     0.00%      0.00%       1.00%
AST Federated Aggressive Growth                                           0.95%       0.21%     0.00%      0.00%       1.16%
AST Fidelity Investments(R) Pyramis(R) Asset Allocation Portfolio/8/      0.85%       0.42%     0.00%      0.00%       1.27%
AST First Trust Balanced Target                                           0.85%       0.15%     0.00%      0.00%       1.00%
AST First Trust Capital Appreciation Target                               0.85%       0.15%     0.00%      0.00%       1.00%
AST Global Real Estate                                                    1.00%       0.27%     0.00%      0.00%       1.27%
AST Goldman Sachs Concentrated Growth                                     0.90%       0.14%     0.00%      0.00%       1.04%
AST Goldman Sachs Mid-Cap Growth                                          1.00%       0.18%     0.00%      0.00%       1.18%
AST Goldman Sachs Small-Cap Value                                         0.95%       0.22%     0.00%      0.00%       1.17%
AST High Yield/5/                                                         0.75%       0.18%     0.00%      0.00%       0.93%
AST Horizon Growth Asset Allocation/9/                                    0.30%       0.35%     0.00%      0.93%       1.58%
AST Horizon Moderate Asset Allocation/9/                                  0.30%       0.28%     0.00%      0.87%       1.45%
AST International Growth                                                  1.00%       0.18%     0.00%      0.00%       1.18%
AST International Value                                                   1.00%       0.18%     0.00%      0.00%       1.18%
AST Investment Grade Bond/6/                                              0.64%       0.13%     0.00%      0.00%       0.77%
AST Jennison Large-Cap Growth                                             0.90%       0.20%     0.00%      0.00%       1.10%
AST Jennison Large-Cap Value                                              0.75%       0.18%     0.00%      0.00%       0.93%
AST JPMorgan International Equity/5/                                      0.89%       0.20%     0.00%      0.00%       1.09%
AST J.P. Morgan Strategic Opportunities Portfolio/10/                     1.00%       0.28%     0.00%      0.00%       1.28%
AST Large-Cap Value/5/                                                    0.75%       0.12%     0.00%      0.00%       0.87%
AST Lord Abbett Bond-Debenture                                            0.80%       0.17%     0.00%      0.00%       0.97%
AST Marsico Capital Growth                                                0.90%       0.13%     0.00%      0.00%       1.03%
AST MFS Global Equity                                                     1.00%       0.32%     0.00%      0.00%       1.32%
AST MFS Growth                                                            0.90%       0.15%     0.00%      0.00%       1.05%
AST Mid-Cap Value                                                         0.95%       0.19%     0.00%      0.00%       1.14%
AST Money Market                                                          0.50%       0.12%     0.00%      0.00%       0.62%
AST Neuberger Berman / LSV Mid-Cap Value                                  0.90%       0.15%     0.00%      0.00%       1.05%
AST Neuberger Berman Mid-Cap Growth/5/                                    0.90%       0.15%     0.00%      0.00%       1.05%
AST Neuberger Berman Small-Cap Growth                                     0.95%       0.21%     0.00%      0.00%       1.16%

AST Parametric Emerging Markets Equity                                    1.10%       0.53%     0.00%      0.00%       1.63%
AST PIMCO Limited Maturity Bond                                           0.65%       0.15%     0.00%      0.00%       0.80%
AST PIMCO Total Return Bond                                               0.65%       0.13%     0.00%      0.00%       0.78%
AST Preservation Asset Allocation                                         0.15%       0.02%     0.00%      0.87%       1.04%
AST QMA US Equity/11/                                                     1.00%       0.57%     0.00%      0.00%       1.57%
AST Schroders Multi-Asset World Strategies                                1.10%       0.35%     0.00%      0.00%       1.45%
AST Small-Cap Growth                                                      0.90%       0.22%     0.00%      0.00%       1.12%
AST Small-Cap Value                                                       0.90%       0.18%     0.00%      0.00%       1.08%
AST T. Rowe Price Asset Allocation                                        0.85%       0.15%     0.00%      0.00%       1.00%
AST T. Rowe Price Global Bond                                             0.80%       0.19%     0.00%      0.00%       0.99%
AST T. Rowe Price Large-Cap Growth                                        0.88%       0.13%     0.00%      0.00%       1.01%

AST T. Rowe Price Natural Resources Portfolio                             0.90%       0.14%     0.00%      0.00%       1.04%
AST Western Asset Core Plus Bond                                          0.70%       0.14%     0.00%      0.00%       0.84%
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST/12/
Franklin Templeton VIP Founding Funds Allocation Funds (class 4)          0.00%       0.10%    0.35%       0.65%       1.10%

1 ADVANCED SERIES TRUST: Shares of the Portfolios are generally purchased through variable insurance products. The Advanced Series Trust (the "Trust") has entered into arrangements with the issuers of the variable insurance products offering the Portfolios under which the Trust compensates the issuers 0.10% for providing ongoing services to portfolio shareholders in lieu of the Trust providing such services directly to shareholders. Amounts paid under these arrangements are included in "Other Expenses." Subject to the expense limitations set forth below, for each portfolio of the Trust (except as noted below), Prudential Investments LLC and AST Investment Services, Inc. have agreed to voluntarily waive a portion of the 0.10% administrative services fee, based on the average daily net assets of each portfolio of the Trust, as set forth in the table below.

      AVERAGE DAILY NET ASSET OF PORTFOLIO          RATE FEE INCLUDING WAIVER
-------------------------------------------------   -------------------------
Up to and including $500 million                        0.10% (no waiver)
Over 500 million up to and including $750 million             0.09%
Over $750 million up to and including $1 billion              0.08%
Over $1 billion                                               0.07%

     The administrative services fee is not waived in the case of the Dynamic Asset Allocation Portfolios and the Tactical Asset Allocation Portfolios. The Dynamic Asset Allocation Portfolios are AST Balanced Asset Allocation, AST Capital Growth Asset Allocation, and AST Preservation Asset Allocation. The Tactical Asset Allocation Portfolios are AST CLS Growth Asset Allocation, AST CLS Moderate Asset Allocation, AST Horizon Growth Asset Allocation, and AST Horizon Moderate Asset Allocation. .

     The Dynamic Asset Allocation Portfolios and the Tactical Asset Allocation Portfolios are "fund of funds" which means each of these portfolios invests primarily or exclusively in one or more mutual funds, referred to here as "Underlying Portfolios". A portfolio will not be directly subject to the administrative services fee to the extent it invests in Underlying Portfolios. Because the Dynamic Asset Allocation Portfolios generally invest all of their assets in Underlying Portfolios, the Dynamic Asset Allocation Portfolios generally will not be directly subject to the administrative services fee. Because the Tactical Asset Allocation Portfolios generally invest at least 90% of their assets in Underlying Portfolios, only 10% of their assets generally will be directly subject to the administrative services fee. Because the AST Academic Strategies Asset Allocation Portfolio generally invests approximately 65% of its assets in Underlying Portfolios, only 35% of its assets generally will be directly subject to the administrative services fee. The AST Academic Strategies Portfolio is not directly subject to the administrative services fee to the extent it invests in any other Trust portfolio. In determining the administrative services fee, only assets of a Tactical Asset Allocation Portfolio and the AST Academic Strategies Asset Allocation Portfolio that are not invested in Underlying Portfolios will be counted as average daily net assets of the relevant portfolio for purposes of the above-referenced breakpoints. This will result in a portfolio paying higher administrative services fees than if all of the assets of the portfolio were counted for purposes of computing the relevant administrative services fee breakpoints. The underlying portfolios in which the Dynamic Asset Allocation Portfolios. Tactical Asset Allocation Portfolios, and AST Academic Strategies Asset Allocation Portfolio invest, however, will be subject to the administrative services fee.

2 Some of the portfolios invest in other investment companies (the "Acquired Portfolios"). For example, each Dynamic and Tactical Asset Allocation Portfolio invests in shares of other portfolios of the Trust. Investors in a portfolio indirectly bear the fees and expenses of the Acquired Portfolios. The expenses shown under "Acquired Portfolio Fees and Expenses" represent a weighted average of the expense ratios of the Acquired Portfolios in which each portfolio invested during the year ended December 31, 2008. The Dynamic Asset Allocation Portfolios do not pay any transaction fees when purchasing or redeeming shares of the Acquired Portfolios. When a portfolio's "Acquired Portfolio Fees and Expenses" are less that 0.01%, such expenses are included in the column titled "Other Expenses." This may cause the Total Annual Portfolio Operating Expenses to differ from those set forth in the Financial Highlights tables of such portfolios in the prospectus for the Trust.

3 The management fee rate shown in the "management fees" column is based on the indicated portfolio's average daily net assets as of the fiscal year ended December 31, 2008, except that the fee rate shown does not reflect the impact of any contractual or voluntary management fee waivers that may be applicable and which would result in a reduction in the fee rate paid by the portfolio. The management fee rate for certain portfolios may include "breakpoints" which are reduced fee rates that are applicable at specified levels of portfolio assets; the effective fee rates shown in the table reflect and incorporate any fee "breakpoints" which may be applicable.

SHORT SALE EXPENSES. SEC Staff positions dictate that we separately identify the amount of short sale expenses of each Portfolio that engages in short sales to a significant degree. In this paragraph, we separately identify the short sale expenses of each AST Portfolio that (a) engages in short sales as a non-fundamental investment practice and/or (b) separately identifies short sale expenses in its financial statements. Short sale expenses are a component of "Other Expenses." "Other Expenses", exclusive of short sale expenses, consist of expenses for accounting and valuation services, custodian fees, audit and legal fees, transfer agency fees, non-interested Trustee fees, and fees for certain other miscellaneous items. Accordingly, for both the AST Portfolios we identify in this footnote and the other AST Portfolios, "Other Expenses" includes short sale expenses (if any). The short sale expenses of AST Portfolios that may engage in short sales to a significant degree are as follows (as of December 31, 2008, unless otherwise indicated):

     AST Academic Strategies Asset Allocation Portfolio: 0.01%
     AST Fidelity Investments (R) Pyramis (R) Asset Allocation Portfolio: 0.15% (estimated)
     AST J.P. Morgan Strategic Opportunities Portfolio: 0.12% (estimated)
     AST QMA US Equity Alpha Portfolio: 0.38%
     AST PIMCO Limited Maturity Bond Portfolio: 0.01%

4 ACADEMIC STRATEGIES ASSET ALLOCATION PORTFOLIO: The only investment management fee to be paid directly to the Investment Managers by the Academic Strategies Asset Allocation Portfolio will be the portfolio's annualized contractual investment management fee of 0.72% of its average daily net assets. Since the Academic Strategies Asset Allocation Portfolio is expected to invest approximately 65% of its assets in portfolios of the Trust (referred to here as "Underlying Trust Funds") under normal circumstances, the Academic Strategies Asset Allocation Portfolio will also indirectly pay investment management fees on its investments in the Underlying Trust Funds. To the extent that the other Asset Allocation Portfolios invest their assets in Underlying Trust Funds, such Asset Allocation Portfolios will also indirectly pay investment management fees on its investments in the Underlying Trust Funds.

     The Academic Strategies Asset Allocation Portfolio will not be directly subject to the administrative services fee to the extent it invests in Underlying Trust Funds. The Underlying Trust Funds in which the Academic Strategies Asset Allocation Portfolio invests, however, will be subject to the administrative services fee.

     The Academic Strategies Asset Allocation Portfolio indirectly incurs a pro rata portion of the fees and expenses of the Acquired Portfolios in which it invests. From January 1, 2008 to July 20, 2008, the Academic Strategies Asset Allocation Portfolio was known as the AST Balanced Asset Allocation Portfolio (the Balanced Portfolio). The Balanced Portfolio invested all of its assets in Acquired Portfolios. The actual annualized "Acquired Portfolio Fees and Expenses" for the Balanced Portfolio were 0.88% for the period January 1, 2008 to July 20, 2008. As set forth above, under normal conditions, the Academic Strategies Asset Allocation Portfolio invests approximately 65% of its assets in Acquired Portfolios. The actual annualized "Acquired Portfolio Fees and Expenses" for the Academic Strategies Asset Allocation Portfolio were 0.735% for the period July 21, 2008 to December 31, 2008. The Investment Managers have voluntarily agreed to reimburse expenses and/or waive fees so that the Academic Strategies Asset Allocation Portfolio's "Acquired Portfolio Fees and Expenses" on an annualized basis do not exceed 0.685% of the Academic Strategies Asset Allocation Portfolio's average daily net assets based on the daily calculation described below. This arrangement will be monitored and applied daily based upon the Academic Strategies Asset Allocation Portfolio's then current holdings of Acquired Portfolios and the expense ratios of the relevant Acquired Portfolios as of their most recent fiscal year end. Because the expense ratios of the relevant Acquired Portfolios will change over time and may be higher than the expense ratios as of their most recent fiscal year end, it is possible that the Academic Strategies Asset Allocation Portfolio's actual "Acquired Portfolio Fees and Expenses" may be higher than 0.685% of the portfolio's average daily net assets on an annualized basis. These arrangements relating to the portfolio's "Acquired Portfolio Fees and Expenses" are voluntary and are subject to termination or modification at any time without prior notice.

     The Investment Managers have contractually agreed to reimburse expenses and/or waive fees so that the Academic Strategies Asset Allocation Portfolio's investment management fees plus "Other Expenses" (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, dividend and interest expense, if any, related to short sales, and extraordinary expenses) do not exceed 0.80% of the portfolio's average daily net assets during the Academic Strategies Asset Allocation Portfolio's first year of operations (i.e., July 21, 2008 through July 20,
     2009).

5 Effective as of July 1, 2008, Prudential Investments LLC and AST Investment Services, Inc. have voluntarily agreed to waive a portion of their management fee and/or limit expenses (expressed as a percentage of average daily net assets) for certain portfolios of the Trust, as set forth in the table below. These arrangements may be discontinued or otherwise modified at any time.

                PORTFOLIO              FEE WAIVER AND/OR EXPENSE LIMITATION
------------------------------------   ------------------------------------
AST Large-Cap Value                                    0.84%
AST Cohen & Steers Realty                              0.97%
AST American Century Income & Growth                   0.87%
AST High Yield                                         0.88%
AST Money Market                                       0.56%
AST JP Morgan International Equity                     1.01%
AST Neuberger Berman Mid-Cap Growth                    1.25%

6 The investment management fee rate for the AST Bond Portfolio 2017, the AST Bond Portfolio 2021, the AST Bond Portfolio 2018, the AST Bond Portfolio 2019, the AST Bond Portfolio 2020, and the AST Investment Grade Bond Portfolio (each, a "Bond Portfolio" and collectively, the "Bond Portfolios") is subject to certain contractual asset-based breakpoints. In the event the combined average daily net assets of the Bond Portfolios do not exceed $500 million, each Bond Portfolio's investment management fee rate will equal 0.65% of its average daily net assets. In the event the combined average daily net assets of the Bond Portfolios exceed $500 million, the portion of a Bond Portfolio's assets to which the investment management fee rate of 0.65% applies and the portion of a Bond Portfolio's assets to which the investment management fee rate of 0.64% applies will be determined on a pro rata basis. Such fee would be computed as follows.

           [0.65% x ($500 million x Individual Bond Portfolio Assets /
                       Combined Bond Portfolio Assets)] +
           [0.64% x (Combined Bond Portfolio Assets - $500 million) x
       Individual Bond Portfolio Assets / Combined Bond Portfolio Assets]

     For the AST Bond Portfolio 2017 and the AST Bond Portfolio 2021, estimates of Other Expenses are based on an assumed average daily net asset level of $50 million for those Portfolios during the fiscal year ending December 31,2010. As used in connection with each Bond Portfolio, "other expenses" includes expenses for accounting and valuation services, custodian fees, audit and legal fees, transfer agency fees, fees paid to non-interested Trustees, and certain other miscellaneous items. Each Bond Portfolio also will pay participating insurance companies an administrative services fee of 0.10% of its average daily net assets on an annualized basis, subject to certain voluntary asset-based breakpoints. Such administrative fee will compensate participating insurance companies for providing certain services to beneficial shareholders in lieu of the Trust, including the printing and mailing of fund prospectuses and shareholder reports.

     For the AST Bond Portfolio 2017 and the AST Bond Portfolio 2021, estimates of Total Annual Portfolio Expenses are based on an assumed average daily net asset level of $50 million for those Portfolios during the fiscal year ending December 31, 2010.

     The Investment Managers have contractually agreed to waive a portion of their investment management fees and/or reimburse certain expenses for each Bond Portfolio so that each Bond Portfolio's investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, acquired fund fees and expenses, and extraordinary expenses) do not exceed 1.00% of each Bond Portfolio's average daily net assets for the fiscal year ending December 31, 2010.

7 Prudential Investments LLC and AST Investment Services, Inc. have voluntarily agreed to waive a portion of their investment management fees and/or reimburse certain expenses for each of the AST CLS GROWTH ASSET ALLOCATION PORTFOLIO and the AST CLS MODERATE ASSET ALLOCATION PORTFOLIO so that each Asset Allocation Portfolio's investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, dividend and interest expense, if any, related to short sales, extraordinary expenses, and Underlying Portfolio fees and expenses) do not exceed 0.40% of such Asset Allocation Portfolio's average daily net assets to $100 million; 0.35% of such Asset Allocation Portfolio's average daily net assets from $100 million to $200 million; and 0.30% of such Asset Allocation Portfolio's average daily net assets over $200 million.

8 The fees and expenses shown in the table above are estimates. Future expense ratios may be higher or lower than those shown in the table above. The portfolio is expected to engage in short sale activity to implement its large cap core 130/30 strategy. In general, taking a short position involves borrowing a security (usually from a broker), and selling the security in the open market, while receiving cash as the proceeds from the sale. The portfolio generally receives interest (a credit to the portfolio) on the cash proceeds from its short sales that are held as collateral at the broker. However, the portfolio must, while a short position is open with respect to a stock, pay out dividends on the shorted stock to the broker. This will represent an expense to the portfolio. Even though these short sale dividend expenses are typically offset, in whole or in part, by the credits received from earnings on the short sale proceeds, SEC accounting rules will require the portfolio to include the full amount of those short sale dividend expenses in its total expense ratio for purposes of the above fee table without any offset for those interest earnings. The estimated short sale dividend expenses for the portfolio are 0.15% of the portfolio's average daily net assets. AST has entered into arrangements with the issuers of the variable insurance products offering the Portfolios under which the Trust compensates the issuers 0.10% for providing ongoing services to portfolio shareholders in lieu of the Trust providing such services directly to shareholders. Amounts paid under these arrangements are included in "Other Expenses."

9 The Investment Managers also have voluntarily agreed to waive a portion of their investment management fees and/or reimburse certain expenses for each of the AST HORIZON GROWTH ASSET ALLOCATION PORTFOLIO, and the AST HORIZON MODERATE ASSET ALLOCATION PORTFOLIO so that each Asset Allocation Portfolio's investment management fees plus other expenses (exclusive in all cases of taxes, interest, brokerage commissions, distribution fees, dividend and interest expense, if any, related to short sales, extraordinary expenses, and Underlying Portfolio fees and expenses) do not exceed 0.40% of such Asset Allocation Portfolio's average daily net assets to $250 million; 0.35% of such Asset Allocation Portfolio's average daily net assets from $250 million to $750 million; and 0.30% of such Asset Allocation Portfolio's average daily net assets over $750 million. All of these arrangements are voluntary and may be discontinued or otherwise modified by the Investment Managers at any time without prior notice.

10 The fees and expenses shown in the table above are estimates. Future expense ratios may be higher or lower than those shown in the table above. The portfolio is expected to engage in short sale activity to implement its market neutral and absolute return strategies. In general, taking a short position involves borrowing a security (usually from a broker), and selling the security in the open market, while receiving cash as the proceeds from the sale. The portfolio generally receives interest (a credit to the portfolio) on the cash proceeds from its short sales that are held as collateral at the broker. However, the portfolio must, while a short position is open with respect to a stock, pay out dividends on the shorted stock to the broker. This will represent an expense to the portfolio. Even though these short sale dividend expenses are typically offset, in whole or in part, by the credits received from earnings on the short sale proceeds, SEC accounting rules will require the portfolio to include the full amount of those short sale dividend expenses in its total expense ratio for purposes of the above fee table without any offset for those interest earnings. The estimated short sale dividend expenses for the portfolio are 0.12% of the portfolio's average daily net assets. AST has entered into arrangements with the issuers of the variable insurance products offering the Portfolios under which the Trust compensates the issuers 0.10% for providing ongoing services to portfolio shareholders in lieu of the Trust providing such services directly to shareholders. Amounts paid under these arrangements are included in "Other Expenses."

11 With respect to the AST QMA US EQUITY ALPHA PORTFOLIO, "Other Expenses" includes dividend expenses on short sales and interest expenses on short sales.

12 Operating expenses are annualized. 12b-1 fees include distribution and service fees. Other Expenses include administration fees. The fund's administrator has contractually agreed to waive or limit its fee and to assume as its own expense certain expenses of the Fund so that common annual Fund operating expenses (i.e., a combination of fund administration fees and other expenses, but excluding Rule 12b-1 fees and acquired fund fees and expenses) do not exceed 0.10% (other than certain non-routine expenses and costs, including those related to litigation, indemnification, reorganizations, and liquidations) until April 30, 2010. Without including the effect of this waiver/limitation, Total Annual Portfolio Expenses would be 1.13%. The Fund does not pay management fees but will indirectly bear its proportionate share of any management fees and other expenses paid by the underlying funds (or "acquired funds") in which it invests. Acquired funds' estimated fees and expenses are based on acquired funds' expenses for the fiscal year ended December 31, 2008. Fund shares are held by a limited number of insurers, and, when applicable, by Funds of Funds. Substantial withdrawals by one or more insurers or Funds of Funds could reduce Fund assets, causing total Fund expenses to become higher.

                                EXPENSE EXAMPLES

These examples are intended to help you compare the cost of investing in one Pruco Life Annuity with the cost of investing in other Pruco Life Annuities and/or other variable annuities. Below are examples for each Annuity showing what you would pay cumulatively in expenses at the end of the stated time periods had you invested $10,000 in the Annuity and your investment has a 5% return each year. The examples reflect the following fees and charges for each Annuity as described in "Summary of Contract Fees and Charges."

     .    Insurance Charge

     .    Contingent Deferred Sales Charge (when and if applicable)

     .    Annual Maintenance Fee

     .    Optional benefit fees, as described below

The examples also assume the following for the period shown:

     . You allocate all of your Account Value to the Sub-account with the maximum gross total operating expenses for 2008, and those expenses remain the same each year*

     . For each charge, we deduct the maximum charge rather than the current charge

     .    You make no withdrawals of Account Value

     .    You make no transfers, or other transactions for which we charge a fee

     .    No tax charge applies

     . You elect the Spousal Highest Daily Lifetime 6 Plus Income Benefit and the Combination 5% Roll-Up and HAV Death Benefit (which is the maximum combination of optional benefit charges)

     . For the X Series example, no Purchase Credit is granted under the Annuity. If Purchase Credits were reflected in the calculations, expenses would be higher, because the charges would have been applied to a larger Account Value.

Amounts shown in the examples are rounded to the nearest dollar.

* Note: Not all Portfolios offered as Sub-accounts may be available depending on optional benefit selection, the applicable jurisdiction and selling firm.

THE EXAMPLES ARE ILLUSTRATIVE ONLY. THEY SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OF THE UNDERLYING PORTFOLIOS. ACTUAL EXPENSES WILL BE LESS THAN THOSE SHOWN DEPENDING UPON WHICH OPTIONAL BENEFIT YOU ELECT OTHER THAN INDICATED IN THE EXAMPLES OR IF YOU ALLOCATE ACCOUNT VALUE TO ANY OTHER AVAILABLE SUB-ACCOUNTS.

Expense Examples are provided as follows:

If you surrender your Annuity at the end of the applicable time period:

            1 YR   3 YRS   5 YRS   10 YRS
           -----   -----   -----   ------
X Series   $1473   $2632   $3708    $5927
B Series   $1221   $2182   $3172    $5520
L Series   $1259   $2292   $2844    $5819
C Series   $ 564   $1705   $2866    $5855

If you do not surrender your Annuity, or if you annuitize your Annuity:

           1 YR   3 YRS    5 YRS   10 YRS
           -----   -----   -----   ------
X Series   $573   $1732    $2908    $5927
B Series   $521   $1582    $2672    $5520
L Series   $559   $1692    $2844    $5819
C Series   $564   $1705    $2866    $5855

                                     SUMMARY

This Summary describes key features of the Annuities offered in this prospectus. It is intended to give you an overview, and to point you to sections of the prospectus that provide greater detail. You should not rely on the Summary alone for all the information you need to know before purchasing an Annuity. You should read the entire prospectus for a complete description of the Annuities. Your Financial Professional can also help you if you have questions.

THE ANNUITY: The variable annuity contract issued by Pruco Life is a contract between you, the Owner, and Pruco Life, an insurance company. It is designed for retirement purposes, or other long-term investing, to help you save money for retirement, on a tax deferred basis, and provide income during your retirement.

The Annuity offers various investment portfolios. With the help of your Financial Professional, you choose how to invest your money within your Annuity. Investing in a variable annuity involves risk and you can lose your money. On the other hand, investing in a variable annuity can provide you with the opportunity to grow your money through participation in "underlying" mutual funds.

This prospectus describes four different Annuities. The Annuities differ primarily in the fees and charges deducted and whether the Annuity provides Purchase Credits in certain circumstances. With the help of your Financial Professional, you choose the Annuity based on your time horizon, liquidity needs, and desire for Purchase Credits.

Please see Appendix B "Selecting the Variable Annuity That's Right For You," for a side-by-side comparison of the key features of each of these Annuities.

GENERALLY SPEAKING, VARIABLE ANNUITIES ARE INVESTMENTS DESIGNED TO BE HELD FOR THE LONG TERM. WORKING WITH YOUR FINANCIAL PROFESSIONAL, YOU SHOULD CAREFULLY CONSIDER WHETHER A VARIABLE ANNUITY IS APPROPRIATE FOR YOU, GIVEN YOUR LIFE EXPECTANCY, NEED FOR INCOME, AND OTHER PERTINENT FACTORS.

PURCHASE: Your eligibility to purchase is based on your age and the amount of your initial Purchase Payment. See your Financial Professional to complete an application.

            Maximum Age for    Minimum Initial
 Annuity   Initial Purchase   Purchase Payment
--------   ----------------   ----------------
X Series           80              $10,000
B Series           85              $ 1,000
L Series           85              $10,000
C Series           85              $10,000

The "Maximum Age for Initial Purchase" applies to the oldest Owner as of the day we would issue the Annuity. If the Annuity is to be owned by an entity, the maximum age applies to the Annuitant as of the day we would issue the Annuity. For Annuities purchased as a Beneficiary Annuity, the maximum issue age is 70 and applies to the Key Life.

After you purchase your Annuity, you will have a limited period of time during which you may cancel (or "Free Look") the purchase of your Annuity. Your request for a Free Look must be received in Good Order.

Please see "What Are the Requirements for Purchasing One of the Annuities" for more detail.

INVESTMENT OPTIONS: You may choose from a variety of variable Investment Options ranging from conservative to aggressive. Certain optional benefits may limit your ability to invest in the variable Investment Options otherwise available to you under the Annuity. Each of the underlying mutual funds is described in its own prospectus, which you should read before investing. There is no assurance that any variable Investment Option will meet its investment objective.

You may also allocate money to an MVA Option that earns interest for a specific time period. In general, if you withdraw your money from this option more than 30 days prior to the end of the "Guarantee Period", you will be subject to a "Market Value Adjustment", which can either increase or decrease your Account Value. We also offer a 6 or 12 Month DCA Program under which your money is transferred monthly from a DCA MVA Option to the other Investment Options you have designated. Premature withdrawals from the DCA MVA Option may also be subject to a Market Value Adjustment.

We also offer other programs to help discipline your investing, such as dollar cost averaging or automatic rebalancing.

Please see "Investment Options," and "Managing Your Account Value" for information.

ACCESS TO YOUR MONEY: You can receive income by taking withdrawals or electing annuity payments. Please note that withdrawals may be subject to tax, and may be subject to a Contingent Deferred Sales Charge (discussed below). You may withdraw up to 10% of your Purchase Payments each year without being subject to a Contingent Deferred Sales Charge.

You may elect to receive income through annuity payments over your lifetime, also called "Annuitization". If you elect to receive annuity payments, you convert your Account Value into a stream of future payments. This means in most cases you no longer have an Account Value and therefore cannot make withdrawals. We offer different types of annuity options to meet your needs.

Please see "Access to Account Value" and "Annuity Options" for more information.

OPTIONAL LIVING BENEFITS

GUARANTEED LIFETIME WITHDRAWAL BENEFITS. We offer optional living benefits, for an additional charge, that guarantee your ability to take withdrawals for life as a percentage of "Protected Withdrawal Value", even if your Account Value falls to zero. If you withdraw more than the allowable amount during any year (referred to as "Excess Income"), your future level of guaranteed withdrawals decreases.

These benefits are:
Highest Daily Lifetime(sm) 6 Plus
Highest Daily Lifetime(sm) 6 Plus with Lifetime Income Accelerator Spousal Highest Daily Lifetime(sm) 6 Plus

As part of these benefits you may invest only certain permitted Investment Options. These benefits utilize a predetermined mathematical formula to help manage your guarantee through all market cycles. Please see the applicable optional benefits section as well as the Appendices to this prospectus for more information on the formula.

GUARANTEED MINIMUM ACCUMULATION BENEFITS. We offer two optional benefits, for an additional charge, that guarantee your Account Value to a certain level after a stated period of years. As part of these benefits you may invest only certain permitted Investment Options. These benefits utilize a predetermined mathematical formula to help manage your guarantee through all market cycles. Please see the applicable optional benefits section as well as the Appendices to this prospectus for more information on the formula.

These benefits are:
Guaranteed Return Option Plus(sm) II
Highest Daily Guaranteed Return Option(sm) II

Please see "Living Benefits" for more information.

DEATH BENEFITS: You may name a Beneficiary to receive the proceeds of your Annuity upon your death. Your death benefit must be distributed within the time period required by the tax laws. Each of our Annuities offers a basic death benefit. We also offer the following optional death benefits, for an additional charge:

Combination 5% Roll-up and Highest Anniversary Value Death Benefit Highest Anniversary Value Death Benefit

Each optional death benefit has certain age and investment restrictions. Please see "Death Benefits" for more information.

PURCHASE CREDITS: We apply a "Purchase Credit" to your Annuity's Account Value with respect to certain Purchase Payments you make under the X Series Annuity. The Purchase Credit is equal to a percentage of each Purchase Payment. The amount of the Purchase Credit depends on your age at the time the Purchase Payment is made and the number of years that the Annuity has been in force. Because the X Series Annuity grants Purchase Credits with respect to your Purchase Payments, the expenses of the X Series Annuity are higher than expenses for an Annuity without a Purchase Credit. In addition, the amount of the Purchase Credits that you receive under the X Series Annuity may be more than offset by the additional fees and charges associated with the Purchase Credit

FEES AND CHARGES: Each Annuity, and the optional living benefits and optional death benefits, are subject to certain fees and charges, as discussed in the "Summary of Contract Fees and Charges" table in the prospectus. In addition, there are fees and expenses of the underlying Portfolios.

WHAT DOES IT MEAN THAT MY ANNUITY IS "TAX-DEFERRED"? Variable annuities are "tax deferred", meaning you pay no taxes on any earnings from your Annuity until you withdraw the money. You may also transfer among your Investment Options without paying a tax at the time of the transfer. When you take your money out of the Annuity, however, you will be taxed on the earnings at ordinary income tax rates. If you withdraw money before you reach age 59 1/2, you also may be subject to a 10% federal tax penalty.

You may also purchase one of our Annuities as a tax-qualified retirement investment such as an IRA, SEP-IRA, Roth IRA, 401(a) plan, or non-ERISA 403(b) plan. Although there is no additional tax advantage to a variable annuity purchased through one of these plans, the Annuity has features and benefits other than tax deferral that make it an important investment for a qualified plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a contract for use with a tax-qualified plan.

MARKETING TIMING POLICIES: We have marketing timing policies and procedures that attempt to detect transfer activity that may adversely affect other Owners or portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (i.e., market timing). Our market timing policies and procedures are discussed in more detail in the section entitled "Restrictions on Transfers Between Investment Options."

OTHER INFORMATION: Please see the section entitled "General Information" for more information about our Annuities, including legal information about Pruco Life, the Separate Account, and underlying funds.

                               INVESTMENT OPTIONS

The Investment Options under each Annuity consist of the Sub-accounts and the MVA Options. Each Sub-account invests in an underlying portfolio whose share price generally fluctuates each Valuation Day. The portfolios that you select, among those that are available, are your choice - - we do not provide investment advice, nor do we recommend any particular portfolio. You bear the investment risk for amounts allocated to the portfolios.

In contrast to the Sub-accounts, Account Value allocated to an MVA Option earns a fixed rate of interest during the Guarantee Period. We guarantee both the stated amount of interest and the principal amount of your Account Value in an MVA Option, so long as you remain invested in the MVA Option for the duration of the Guarantee Period. In general, if you withdraw Account Value prior to the end of the MVA Option's Guarantee Period, you will be subject to a Market Value Adjustment or "MVA", which can be positive or negative.

As a condition of participating in the optional benefits, you may be restricted from investing in certain Sub-accounts or MVA Options. We describe those restrictions below. In addition, the optional living benefits (e.g., Highest Daily Lifetime 6 Plus) employ a pre-determined mathematical formula, under which money is transferred between your chosen Sub-accounts and a bond portfolio (e.g., the AST Investment Grade Bond Portfolio). You should be aware that the operation of the formula could impact the expenses and performance of the portfolios. Specifically, because transfers to and from the portfolios can be frequent and the amount transferred can vary, the portfolios could experience the following effects, among others: (a) they may be compelled to hold a larger portion of assets in highly liquid securities than they otherwise would, which could diminish performance if the highly liquid securities underperform other securities (e.g., equities) that otherwise would have been held (b) they may experience higher portfolio turnover, which generally will increase the portfolios' expenses and (c) if they are compelled by the formula to sell securities that are thinly-traded, such sales could have a significant impact on the price of such securities. Please consult the prospectus for the applicable portfolio for additional information about these effects. In this section, we describe the portfolios. We then discuss the investment restrictions that apply if you elect certain optional benefits. Finally, we discuss the MVA Options.

VARIABLE INVESTMENT OPTIONS

Each variable Investment Option is a Sub-account of the Pruco Life Flexible Premium Variable Annuity Account (see "Pruco Life and the Separate Account" for more detailed information). Each Sub-account invests exclusively in one portfolio. You should carefully read the prospectus for any portfolio in which you are interested. The Investment Objectives/Policies Chart below classifies each of the portfolios based on our assessment of their investment style. The chart also provides a description of each portfolio's investment objective (in italics) and a short, summary description of their key policies to assist you in determining which Portfolios may be of interest to you.

Not all portfolios offered as Sub-accounts may be available depending on optional benefit selection. Thus, if you selected particular optional benefits, you would be precluded from investing in certain portfolios and therefore would not receive investment appreciation (or depreciation) affecting those portfolios. Please see the Additional Information section, under the heading concerning "Service Fees Payable to Pruco Life" for a discussion of fees that we may receive from underlying mutual funds and/or their affiliates.

The portfolios are not publicly traded mutual funds. They are only available as Investment Options in variable annuity contracts and variable life insurance policies issued by insurance companies, or in some cases, to participants in certain qualified retirement plans. However, some of the portfolios available as Sub-accounts under the Annuities are managed by the same portfolio advisor or sub-advisor as a retail mutual fund of the same or similar name that the portfolio may have been modeled after at its inception. Certain retail mutual funds may also have been modeled after a portfolio. While the investment objective and policies of the retail mutual funds and the portfolios may be substantially similar, the actual investments will differ to varying degrees. Differences in the performance of the funds can be expected, and in some cases could be substantial. You should not compare the performance of a publicly traded mutual fund with the performance of any similarly named portfolio offered as a Sub-account. Details about the investment objectives, policies, risks, costs and management of the portfolios are found in the prospectuses for the portfolios. THE CURRENT PROSPECTUSES AND STATEMENTS OF ADDITIONAL INFORMATION FOR THE UNDERLYING PORTFOLIOS CAN BE OBTAINED BY CALLING 1-888-PRU-2888. PLEASE READ THE PROSPECTUS CAREFULLY BEFORE INVESTING.

The name of the advisor/sub-advisor for each portfolio appears next to the description. Those portfolios whose name includes the prefix "AST" are portfolios of the Advanced Series Trust. The portfolios of the Advanced Series Trust are co-managed by AST Investment Services, Inc. and Prudential Investments LLC, both of which are affiliated companies of Pruco Life. However, a sub-advisor, as noted below, is engaged to conduct day-to-day management.

You may select portfolios individually, create your own combination of portfolios, or select from among combinations of portfolios that we have created called "Prudential Portfolio Combinations." Under Prudential

Portfolio Combinations, each Portfolio Combination consists of several asset allocation portfolios, each of which represents a specified percentage of your allocations. If you elect to invest according to one of these Portfolio Combinations, we will allocate your initial Purchase Payment among the Sub-accounts within the Portfolio Combination according to the percentage allocations. You may elect to allocate additional Purchase Payments according to the composition of the Portfolio Combination, although if you do not make such an explicit election, we will allocate additional Purchase Payments as discussed below under "Additional Purchase Payments." Once you have selected a Portfolio Combination, we will not rebalance your Account Value to take into account differences in performance among the Sub-accounts. This is a static, point of sale model allocation. Over time, the percentages in each asset allocation portfolio may vary from the Portfolio Combination you selected when you purchased your Annuity based on the performance of each of the portfolios within the Portfolio Combination. However, you may elect to participate in an automatic rebalancing program, under which we would transfer Account Value periodically so that your Account Value allocated to the Sub-accounts is brought back to the exact percentage allocations stipulated by the Portfolio Combination you elected. Please see "Automatic Rebalancing Programs" below for details about how such a program operates. If you are participating in an optional living benefit (such as Highest Daily Lifetime 6 Plus) that makes transfers under a pre-determined mathematical formula, and you have opted for automatic rebalancing in addition to Prudential Portfolio Combinations, you should be aware that: (a) the AST bond portfolio used as part of the pre-determined mathematical formula will not be included as part of automatic rebalancing and
(b) the operation of the formula may result in the rebalancing not conforming precisely to the percentage allocations that existed originally as part of Prudential Portfolio Combinations.

If you are interested in a Portfolio Combination, you should work with your Financial Professional to select the Portfolio Combination that is appropriate for you, in light of your investment time horizon, investment goals and expectations and market risk tolerance, and other relevant factors. In providing these Portfolio Combinations, we are not providing investment advice. You are responsible for determining which Portfolio Combination or Sub-account(s) is best for you. Asset allocation does not ensure a profit or protect against a loss.

                                                                     STYLE/                PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                      TYPE                     SUB-ADVISOR
------------------------------------------------------------   -----------------   --------------------------------
ADVANCED SERIES TRUST

AST ACADEMIC STRATEGIES ASSET ALLOCATION PORTFOLIO (formerly        ASSET            AlphaSimplex Group, LLC; First
known as AST Balanced Asset Allocation Portfolio): seeks          ALLOCATION            Quadrant L.P.; Jennison
long term capital appreciation. The portfolio is a                                  Associates LLC; Mellon Capital
multi-asset class fund that pursues both top-down asset                                 Management Corporation;
allocation strategies and bottom-up selection of securities,                         Pacific Investment Management
investment managers, and mutual funds. Under normal                                      Company LLC (PIMCO);
circumstances, approximately 60% of the assets will be                                  Prudential Bache Asset
allocated to traditional asset classes (including US and                               Management, Incorporated;
international equities and bonds) and approximately 40% of                              Quantitative Management
the assets will be allocated to nontraditional asset classes                                Associates LLC
(including real estate, commodities, and alternative
strategies). Those percentages are subject to change at the
discretion of the advisor. This portfolio may have exposure
to non-investment grade bonds, which are commonly known as
"junk bonds".

AST ADVANCED STRATEGIES PORTFOLIO: seeks a high level of            ASSET            LSV Asset Management; Marsico
absolute return. The portfolio invests in traditional and         ALLOCATION           Capital Management, LLC;
non-traditional investment strategies and by investing in                            Pacific Investment Management
domestic and foreign equity and fixed income securities,                             Company LLC (PIMCO); T. Rowe
derivative instruments in exchange traded funds. The asset                              Price Associates, Inc.;
allocation generally provides for an allotment of 50% of the                         William Blair & Company, LLC;
portfolio assets to a combination of domestic and                                       Quantitative Management
international equity strategies and the remainder in a                                      Associates LLC
combination of U.S. fixed income, hedged international bond
and real return bonds. The manager will allocate the assets
of the portfolio across different investment categories and
subadvisors. This portfolio may have exposure to
non-investment grade bonds, which are commonly known as
"junk bonds".

                                                                     STYLE/                PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                      TYPE                     SUB-ADVISOR
------------------------------------------------------------   -----------------   --------------------------------
AST ALLIANCEBERNSTEIN CORE VALUE PORTFOLIO: seeks long-term       LARGE CAP              AllianceBernstein L.P.
capital growth by investing primarily in common stocks. The         VALUE
subadviser expects that the majority of the portfolio's
assets will be invested in the common stocks of large
companies that appear to be undervalued. Among other things, the portfolio seeks to identify compelling buying
opportunities created when companies are undervalued on the
basis of investor reactions to near-term problems or
circumstances even though their long-term prospects remain
sound. The subadviser seeks to identify individual companies with earnings growth potential that may not be recognized by the market at large.

AST ALLIANCEBERNSTEIN GROWTH & INCOME PORTFOLIO: seeks            LARGE CAP              AllianceBernstein L.P.
long-term growth of capital and income while attempting to          VALUE
avoid excessive fluctuations in market value. The Portfolio
normally will invest in common stocks (and securities
convertible into common stocks). The subadviser will take a
value-oriented approach, in that it will try to keep the
portfolio's assets invested in securities that are selling
at reasonable valuations in relation to their fundamental
business prospects.

AST AMERICAN CENTURY INCOME & GROWTH PORTFOLIO: seeks             LARGE CAP           American Century Investment
capital growth with current income as a secondary objective.        VALUE                   Management, Inc.
The portfolio invests primarily in common stocks that offer
potential for capital growth, and may, consistent with its
investment objective, invest in stocks that offer potential
for current income. The subadviser utilizes a quantitative
management technique with a goal of building an equity
portfolio that provides better returns than the S&P 500
Index without taking on significant additional risk and
while attempting to create a dividend yield that will be
greater than the S&P 500 Index.

AST BALANCED ASSET ALLOCATION PORTFOLIO (formerly known as          ASSET            Prudential Investments LLC;
AST Conservative Asset Allocation Portfolio): seeks to            ALLOCATION           Quantitative Management
obtain total return consistent with its specified level of                                  Associates LLC
risk.. The portfolio primarily invests its assets in a
diversified portfolio of other mutual funds, the underlying
portfolios, of the Advanced Series Trust and certain
affiliated money market funds. Under normal market
conditions, the portfolio will devote approximately 60% of
its net assets to underlying portfolios investing primarily
in equity securities (with a range of 52.5% to 67.5%, and
40% of its net assets to underlying portfolios investing
primarily in debt securities and money market instruments
(with a range of 32.5% to 47.5%). The portfolio is not
limited to investing exclusively in shares of the underlying portfolios and may invest in securities and futures
contracts, swap agreements and other financial and
derivative instruments. This portfolio may have exposure
to non-investment grade bonds, which are commonly known as
"junk bonds".

AST BOND PORTFOLIOS 2017, 2018, 2019, 2020, AND 2021: each          FIXED               Prudential Investment
AST Bond Portfolio seeks the highest potential total return         INCOME                 Management, Inc.
consistent with its specified level of risk tolerance to
meet the parameters established to support the GRO benefits
and maintain liquidity to support changes in market
conditions for the fixed maturity year indicated in its
name. Please note that you may not make Purchase Payments
to, or transfer Account Value to or from, each portfolio,
and that each portfolio is available only with certain
living benefits.

                                                                     STYLE/                PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                      TYPE                     SUB-ADVISOR
------------------------------------------------------------   -----------------   --------------------------------
AST CAPITAL GROWTH ASSET ALLOCATION PORTFOLIO: seeks to             ASSET             Prudential Investments LLC;
obtain total return consistent with its specified level of        ALLOCATION            Quantitative Management
risk.. The portfolio primarily invests its assets in a                                      Associates LLC
diversified portfolio of other mutual funds, the underlying
portfolios, of the Advanced Series Trust and certain
affiliated money market funds. Under normal market
conditions, the portfolio will devote approximately 75% of
its net assets to underlying portfolios investing primarily
in equity securities (with a range of 67.5% to 80%), and 25%
of its net assets to underlying portfolios investing
primarily in debt securities and money market instruments
(with a range of 20.0% to 32.5%). The portfolio is not
limited to investing exclusively in shares of the underlying portfolios and may invest in securities and futures
contracts, swap agreements and other financial and
derivative instruments.

AST CLS GROWTH ASSET ALLOCATION PORTFOLIO: seeks the highest        ASSET                CLS Investments LLC
potential total return consistent with its specified level        ALLOCATION
of risk tolerance. Under normal circumstances, at least 90%
of the portfolio's assets will be invested in other
portfolios of Advanced Series Trust (the underlying
portfolios) while no more than 10% of the portfolio's assets may be invested in exchange traded funds (ETFs). Under
normal market conditions, the portfolio will devote from 60%
to 80% of its net assets to underlying portfolios and ETFs
investing primarily in equity securities, and from 20% to
40% of its net assets to underlying portfolios and ETFs
investing primarily in debt securities and money market
instruments. This portfolio may have exposure to
non-investment grade bonds, which are commonly known as
"junk bonds".

AST CLS MODERATE ASSET ALLOCATION PORTFOLIO: seeks the              ASSET                CLS Investments LLC
highest potential total return consistent with its specified      ALLOCATION
level of risk tolerance. Under normal circumstances, at
least 90% of the portfolio's assets will be invested in
other portfolios of Advanced Series Trust (the underlying
portfolios) while no more than 10% of the portfolio's assets may be invested in exchange traded funds (ETFs). Under
normal market conditions, the portfolio will devote from 40%
to 60% of its net assets to underlying portfolios and ETFs
investing primarily in equity securities, and from 40% to
60% of its net assets to underlying portfolios and ETFs
investing primarily in debt securities and money market
instruments. This portfolio may have exposure to
non-investment grade bonds, which are commonly known as
"junk bonds".

AST COHEN & STEERS REALTY PORTFOLIO: seeks to maximize total      SPECIALTY             Cohen & Steers Capital
return through investment in real estate securities. The                                    Management, Inc.
Portfolio pursues its investment objective by investing,
under normal circumstances, at least 80% of its net assets
in common stocks and other equity securities issued by real
estate companies, such as real estate investment trusts
(REITs). Under normal circumstances, the portfolio will
invest substantially all of its assets in the equity securities of real estate companies, i.e., a company that derives at least
50% of its revenues from the ownership, construction,
financing, management or sale of real estate or that has at
least 50% of its assets in real estate. Real estate companies may include real estate investment trusts (REITs).

AST DEAM LARGE-CAP VALUE PORTFOLIO: seeks maximum growth of       LARGE CAP               Deutsche Investment
capital by investing primarily in the value stocks of larger        VALUE              Management Americas, Inc.
companies. The portfolio pursues its objective, under normal market conditions, by primarily investing at least 80% of
the value of its assets in the equity securities of
large-sized companies included in the Russell 1000(R) Value
Index. The subadviser employs an investment strategy
designed to maintain a portfolio of equity securities which
approximates the market risk of those stocks included in the
Russell 1000(R) Value Index, but which attempts to
outperform the Russell 1000(R) Value Index through active
stock selection.

                                                                     STYLE/                PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                      TYPE                     SUB-ADVISOR
------------------------------------------------------------   -----------------   --------------------------------
AST FEDERATED AGGRESSIVE GROWTH PORTFOLIO: seeks capital          SMALL CAP           Federated Equity Management
growth. The portfolio pursues its investment objective by          GROWTH               Company of Pennsylvania/
investing primarily in the stocks of small companies that                             Federated Global Investment
are traded on national security exchanges, NASDAQ stock                               Management Corp.; Federated
exchange and the over-the-counter-market. Small companies                                       MDTA LLC
will be defined as companies with market capitalizations
similar to companies in the Russell 2000 Growth and S&P 600
Small Cap Index.

AST FIDELITY INVESTMENTS(R) PYRAMIS(R) ASSET ALLOCATION             ASSET            Pyramis Global Advisors,LLC,
PORTFOLIO: (formerly AST Niemann Capital Growth Asset             ALLOCATION            a Fidelity Investments
Allocation Portfolio): seeks to maximize total return. No                                      company
guarantee can be given that the Portfolio will achieve its
investment objective, and the Portfolio may lose money. In
seeking to achieve the Portfolio's investment objective, the subadviser will cause the Portfolio's assets to be allocated across six uniquely specialized investment strategies that
invest primarily in equity securities (i.e., the Equity
Strategies), one fixed-income strategy (i.e., the Broad
Market Duration Strategy), and one strategy designed to
provide liquidity (i.e., the Liquidity Strategy).

AST FIRST TRUST BALANCED TARGET PORTFOLIO: seeks long-term          ASSET              First Trust Advisors L.P.
capital growth balanced by current income. The portfolio          ALLOCATION
seeks to achieve its objective by investing approximately
65% in common stocks and approximately 35% in fixed income
securities. The portfolio allocates the equity portion of
the portfolio across five uniquely specialized strategies -
The Dow(R) Target Dividend, the Value Line(R) Target 25, the
Global Dividend Target 15, the NYSE(R) International Target
25, and the Target Small Cap. Each strategy employs a
quantitative approach by screening common stocks for certain attributes and/or using a multi-factor scoring system to
select the common stocks. The fixed income allocation is
determined by the DOW Jones Income strategy which utilizes
certain screens to select bonds from the DOW Jones Corporate
Bond Index or like-bonds not in the index. This portfolio
may have exposure to non-investment grade bonds, which are
commonly known as "junk bonds".

AST FIRST TRUST CAPITAL APPRECIATION TARGET PORTFOLIO: seeks        ASSET             First Trust Advisors L.P.
long-term capital growth. The portfolio seeks to achieve its      ALLOCATION
objective by investing approximately 80%. In common stocks
and approximately 20% in fixed income securities. The
portfolio allocates the equity portion of the portfolio
across five. uniquely specialized strategies - the Value
Line(R) Target 25, the Global Dividend Target 15, the Target
Small Cap, the Nasdaq(R) Target 15, and the NYSE(R)
International Target 25. Each strategy employs a
quantitative approach by screening common stocks for certain attributes and/or using a multi-factor scoring system to
select the common stocks. The fixed income allocation is
determined by the DOW Jones Income strategy which utilizes
certain screen to select bonds from the DOW Jones Corporate
Bond Index or like-bonds not in the index. This portfolio
may have exposure to non-investment grade bonds, which are
commonly known as "junk bonds".

AST GLOBAL REAL ESTATE PORTFOLIO: seeks capital appreciation       SPECIAL               Prudential Real Estate
and income. The portfolio will normally invest at least 80%          TY                        Investors
of its liquid assets (net assets plus any borrowing made for investment purposes) in equity-related securities of real
estate companies. The portfolio will invest in
equity-related securities of real estate companies. The
portfolio may invest up to 15% of its net assets in
ownership interests in commercial real estate through
investments in private real estate.

                                                                     STYLE/                PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                      TYPE                     SUB-ADVISOR
------------------------------------------------------------   -----------------   --------------------------------
AST GOLDMAN SACHS CONCENTRATED GROWTH PORTFOLIO: seeks            LARGE CAP               Goldman Sachs Asset
long-term growth of capital. The portfolio will pursue its         GROWTH                   Management, L.P.
objective by investing primarily in equity securities of
companies that the subadviser believes have the potential to achieve capital appreciation over the long-term. The
portfolio seeks to achieve its investment objective by
investing, under normal circumstances, in approximately 30 -
45 companies that are considered by the subadviser to be
positioned for long-term growth.

AST GOLDMAN SACHS MID-CAP GROWTH PORTFOLIO: seeks long-term        MID CAP                Goldman Sachs Asset
capital growth. The portfolio pursues its investment               GROWTH                   Management, L.P.
objective, by investing primarily in equity securities
selected for their growth potential, and normally invests at least 80% of the value of its assets in medium-sized
companies. Medium-sized companies are those whose market
capitalizations (measured at the time of investment) fall
within the range of companies in the Russell Mid-cap Growth
Index. The subadviser seeks to identify individual companies with earnings growth potential that may not be recognized by the market at large.

AST GOLDMAN SACHS SMALL-CAP VALUE PORTFOLIO: seeks long-term      SMALL CAP               Goldman Sachs Asset
capital appreciation. The portfolio will seek its objective         VALUE                   Management, L.P.
through investments primarily in equity securities that are
believed to be undervalued in the marketplace. The portfolio will invest, under normal circumstances, at least 80% of the value of its assets plus any borrowings for investment
purposes in small capitalization companies. The 80%
investment requirement applies at the time the Portfolio
invests its assets. The portfolio generally defines small
capitalization companies as companies with market
capitalizations that are within the range of the Russell
2000 Value Index at the time of purchase.

AST HIGH YIELD PORTFOLIO: seeks maximum total return,                FIXED                    Pacific Investment
consistent with preservation of capital and prudent                 INCOME                  Management Company LLC
investment management. The portfolio will invest, under                                           (PIMCO)
normal circumstances, at least 80% of its net assets plus
any borrowings for investment purposes (measured at time of
purchase) in non-investment grade high yield, fixed-income
investments which may be represented by forwards or
derivatives such as options, futures contracts, or swap
agreements. Non-investment grade investments are financial
instruments rated Ba or lower by a Moody's Investors
Services, Inc. or equivalently rated by Standard Poor's
Corporation, or Fitch, or, if unrated, determined by the
subadviser to be of comparable quality. This portfolio
may have exposure to non-investment grade bonds, which are
commonly known as "junk bonds".

AST HORIZON GROWTH ASSET ALLOCATION PORTFOLIO: seeks the            ASSET                  Horizon Investments, LLC
highest potential total return consistent with its specified      ALLOCATION
level of risk tolerance. Under normal circumstances, at
least 90% of the portfolio's assets will be invested in
other portfolios of Advanced Series Trust (the underlying
portfolios) while no more than 10% of the portfolio's assets may be invested in exchange traded funds (ETFs). Under
normal market conditions, the portfolio will devote from 60%
to 80% of its net assets to underlying portfolios and ETFs
investing primarily in equity securities, and from 20% to
40% of its net assets to underlying portfolios and ETFs
investing primarily in debt securities and money market
instruments. This portfolio may have exposure to
non-investment grade bonds, which are commonly known as
"junk bonds".

                                                                     STYLE/                PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                      TYPE                     SUB-ADVISOR
------------------------------------------------------------   -----------------   --------------------------------
AST HORIZON MODERATE ASSET ALLOCATION PORTFOLIO: seeks the          ASSET                Horizon Investments, LLC
highest potential total return consistent with its specified      ALLOCATION
level of risk tolerance. Under normal circumstances, at
least 90% of the portfolio's assets will be invested in
other portfolios of Advanced Series Trust (the underlying
portfolios) while no more than 10% of the portfolio's assets may be invested in exchange traded funds (ETFs). Under
normal market conditions, the portfolio will devote from 40%
to 60% of its net assets to underlying portfolios and ETFs
investing primarily in equity securities, and from 40% to
60% of its net assets to underlying portfolios and ETFs
investing primarily in debt securities and money market
instruments. This portfolio may have exposure to
non-investment grade bonds, which are commonly known as
"junk bonds".

AST INTERNATIONAL GROWTH PORTFOLIO: seeks long-term capital       INTERNATIONAL       Marsico Capital Management,
growth. Under normal circumstances, the portfolio invests at          EQUITY              LLC; William Blair &
least 80% of the value of its assets in securities of                                         Company, LLC
issuers that are economically tied to countries other than
the United States. Although the portfolio intends to invest
at least 80% of its assets in the securities of issuers
located outside the United States, it may at times invest in
U.S. issuers and it may invest all of its assets in fewer
than five countries or even a single country. The portfolio
looks primarily for stocks of companies whose earnings are
growing at a faster rate than other companies or which offer attractive growth.

AST INTERNATIONAL VALUE PORTFOLIO: seeks long-term capital        INTERNATIONAL          LSV Asset Management;
appreciation. The portfolio normally invests at least 80% of          EQUITY              Thornburg Investment
the portfolio's assets in equity securities. The portfolio                                  Management, Inc.
will invest at least 65% of its net assets in the equity
securities of companies in at least three different
countries, without limit as to the amount of assets that may be invested in a single country.

AST INVESTMENT GRADE BOND PORTFOLIO: seeks the highest                FIXED              Prudential Investment
potential total return consistent with its specified level           INCOME                Management, Inc.
of risk tolerance to meet the parameters established to
support the Highest Daily Lifetime 6 Plus benefits and
maintain liquidity to support changes in market conditions
for a fixed duration (weighted average maturity) of about 6
years. Please note that you may not make Purchase Payments
to, or transfer Account Value to or from, this portfolio,
and that this portfolio is available only with certain
living benefits.

AST JPMORGAN INTERNATIONAL EQUITY PORTFOLIO: seeks long-term      INTERNATIONAL          J.P. Morgan Investment
capital growth by investing in a diversified portfolio of             EQUITY                 Management, Inc.
international equity securities. The portfolio seeks to meet its objective by investing, under normal market conditions,
at least 80% of its assets in a diversified portfolio of
equity securities of companies located or operating in
developed non-U.S. countries and emerging markets of the
world. The equity securities will ordinarily be traded on a
recognized foreign securities exchange or traded in a
foreign over-the-counter market in the country where the
issuer is principally based, but may also be traded in other countries including the United States.

                                                                     STYLE/                PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                      TYPE                     SUB-ADVISOR
------------------------------------------------------------   -----------------   --------------------------------
AST J.P. MORGAN STRATEGIC OPPORTUNITIES PORTFOLIO: (formerly        ASSET                J.P. Morgan Investment
AST UBS Dynamic Alpha Portfolio): seeks to maximize total         ALLOCATION                 Management Inc.
return compared to its benchmark through security selection
and tactical asset allocation. No guarantee can be given
that the Portfolio will achieve its investment objective,
and the Portfolio may lose money. The Portfolio will utilize a variety of diversifying asset classes and investment
styles, including a significant allocation to alternative
investment strategies such as market neutral, 130/30, and
absolute return. The Portfolio may invest in a wide range of asset classes, including U.S. and non-U.S. equities,
emerging markets equities, real estate investment trusts
(REITs) domiciled in and outside of the United States, U.S.
and non-U.S. fixed income, high yield bonds, convertible
bonds, and emerging markets bonds. The allocation to these
assets classes will vary depending on the subadviser's
tactical views. Market neutral strategies seek to produce a
positive return regardless of the direction of the equity
markets. 130/30 strategies follow a particular index, for
example the S&P 500, but allow the subadviser to sell short
securities that are deemed likely to decline in value.
Absolute return strategies seek to generate a return in
excess of prevailing yields on U.S. Treasuries or the London
Interbank Offered Rate (LIBOR). This portfolio may have
exposure to non-investment grade bonds, which are commonly
known as "junk bonds".

AST JENNISON LARGE-CAP GROWTH PORTFOLIO: seeks long-term           LARGE CAP              Jennison Associates
growth of capital. Under normal market conditions, the              GROWTH                        LLC
Portfolio will invest at least 80% of its investable assets
in the equity and equity-related securities of
large-capitalization companies measured, at the time of
purchase, to be within the market capitalization of the
Russell 1000(R) Index. In deciding which equity securities
to buy, the Subadvisor will use a growth investment style
and will invest in stocks it believes could experience
superior sales or earnings growth, or high returns on equity and assets. The companies in which the Subadvisor will
invest generally tend to have a unique market niche, a
strong new product profile or superior management.

AST JENNISON LARGE-CAP VALUE PORTFOLIO: seeks capital              LARGE CAP             Jennison Associates
appreciation. Under normal market conditions, the Portfolio          VALUE                       LLC
will invest at least 80% of its investable assets in the
equity and equity-related securities of large-capitalization companies measured, at the time of purchase, to be within
the market capitalization of the Russell 1000(R) Index. In
deciding which equity securities to buy, the Subadvisor will use a value investment style and will invest in common
stocks that it believes are being valued at a discount to
their true worth, as defined by the value of their earnings, free cash flow, the value of their assets, their private
market value, or some combination of these factors. The
Subadvisor will look for catalysts that will help unlock a
common stock's inherent value.

AST LARGE-CAP VALUE PORTFOLIO: seeks current income and            LARGE CAP           Eaton Vance Management;
long-term growth of income, as well as capital appreciation.         VALUE            Hotchkis and Wiley Capital
The portfolio invests, under normal circumstances, at least                                 Management LLC
80% of its net assets in common stocks of large
capitalization companies. Large capitalization companies are those companies with market capitalizations within the
market capitalization range of the Russell 1000 Value Index.

                                                                     STYLE/                PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                      TYPE                     SUB-ADVISOR
------------------------------------------------------------   -----------------   --------------------------------
AST LORD ABBETT BOND-DEBENTURE PORTFOLIO: seeks high current         FIXED                 Lord, Abbett & Co. LLC
income and the opportunity for capital appreciation to              INCOME
produce a high total return. The portfolio invests, under
normal circumstances, at least 80% of the value of its
assets in fixed income securities. The portfolio allocates
its assets principally among fixed income securities in four market sectors: U.S. investment grade securities, U.S. high
yield securities, foreign securities (including emerging
market securities) and convertible securities. Under normal
circumstances, the portfolio invests in each of the four
sectors described above. However, the portfolio may invest
substantially all of its assets in any one sector at any
time, subject to the limitation that at least 20% of the
portfolio's net assets must be invested in any combination
of investment grade debt securities, U.S. Government
securities and cash equivalents. The portfolio may find good value in high yield securities, sometimes called
"lower-rated bonds" or "junk bonds," and frequently may have more than half of its assets invested in those securities.
The portfolio may also make significant investments in
mortgage-backed securities. Although the portfolio expects
to maintain a weighted average maturity in the range of five to twelve years, there are no maturity restrictions on the
overall portfolio or on individual securities. The portfolio may invest up to 20% of its net assets in equity securities.
The portfolio may invest up to 20% of its net assets in
foreign securities.

AST MARSICO CAPITAL GROWTH PORTFOLIO: seeks capital growth.        LARGE CAP              Marsico Capital
Income realization is not an investment objective and any           GROWTH                Management, LLC
income realized on the portfolio's investments, therefore,
will be incidental to the portfolio's objective. The
portfolio will pursue its objective by investing primarily
in common stocks of large companies that are selected for
their growth potential. Large capitalization companies are
companies with market capitalizations within the market
capitalization range of the Russell 1000 Growth Index. In
selecting investments for the portfolio, the subadviser uses an approach that combines "top down" macroeconomic analysis
with "bottom up" stock selection. The "top down" approach
identifies sectors, industries and companies that may
benefit from the trends the subadviser has observed. The
subadviser then looks for individual companies with earnings growth potential that may not be recognized by the market at large, utilizing a "bottom up" stock selection process. The
portfolio will normally hold a core position of between 35
and 50 common stocks. The portfolio may hold a limited
number of additional common stocks at times when the
portfolio manager is accumulating new positions, phasing out existing or responding to exceptional market conditions.

AST MFS GLOBAL EQUITY PORTFOLIO: seeks capital growth. Under     INTERNATIONAL          Massachusetts Financial
normal circumstances the portfolio invests at least 80% of           EQUITY                Services Company
its assets in equity securities. The portfolio may invest in the securities of U.S. and foreign issuers (including
issuers in emerging market countries). While the portfolio
may invest its assets in companies of any size, the
portfolio generally focuses on companies with relatively
large market capitalizations relative to the markets in
which they are traded.


AST MFS GROWTH PORTFOLIO: seeks long-term capital growth and      LARGE CAP             Massachusetts Financial
future, rather than current income. Under normal market            GROWTH                   Services Company
conditions, the portfolio invests at least 80% of its net
assets in common stocks and related securities, such as
preferred stocks, convertible securities and depositary
receipts. The subadviser uses a "bottom up" as opposed to a
"top down" investment style in managing the portfolio.

                                                                     STYLE/                PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                      TYPE                     SUB-ADVISOR
------------------------------------------------------------   -----------------   --------------------------------
AST MID CAP VALUE PORTFOLIO: seeks to provide capital growth       MID CAP            EARNEST Partners LLC; WEDGE
by investing primarily in mid-capitalization stocks that            VALUE               Capital Management, LLP
appear to be undervalued. The portfolio generally invests,
under normal circumstances, at least 80% of the value of its net assets in mid-capitalization companies.
Mid-capitalization companies are generally those that have
market capitalizations, at the time of purchase, within the
market capitalization range of companies included in the
Russell Midcap Value Index during the previous 12-months
based on month-end data.

AST MONEY MARKET PORTFOLIO: seeks high current income while         FIXED                Prudential Investment
maintaining high levels of liquidity. The portfolio invests        INCOME                   Management, Inc.
in high-quality, short-term, U.S. dollar denominated
corporate, bank and government obligations. The portfolio
will invest in securities which have effective maturities of not more than 397 days.

AST NEUBERGER BERMAN/LSV MID-CAP VALUE PORTFOLIO (formerly         MID CAP               LSV Asset Management;
known as AST Neuberger Berman Mid-Cap Value Portfolio):             VALUE            Neuberger Berman Management
seeks capital growth. Under normal market conditions, the                                         LLC
portfolio invests at least 80% of its net assets in the
common stocks of medium capitalization companies. For
purposes of the portfolio, companies with market
capitalizations that fall within the range of the Russell
Midcap(R) Index at the time of investment are considered
medium capitalization companies. Some of the portfolio's
assets may be invested in the securities of large-cap
companies as well as in small-cap companies. Under the
portfolio's value-oriented investment approach, the
subadviser looks for well-managed companies whose stock
prices are undervalued and that may rise in price before
other investors realize their worth.

AST NEUBERGER BERMAN MID-CAP GROWTH PORTFOLIO: seeks capital       MID CAP                  Neuberger Berman
growth. Under normal market conditions, the Portfolio              GROWTH                    Management LLC
invests at least 80% of its net assets in the common stocks
of mid-capitalization companies. Mid-capitalization
companies are those companies whose market capitalization is within the range of market capitalizations of companies in
the Russell Midcap(R) Growth Index. Using fundamental
research and quantitative analysis, the subadviser looks for fast-growing companies that are in new or rapidly evolving
industries. The portfolio may invest in foreign securities
(including emerging markets securities).

AST NEUBERGER BERMAN SMALL-CAP GROWTH PORTFOLIO: seeks             SMALL CAP               Neuberger Berman
maximum growth of investors' capital from a portfolio of            GROWTH                  Management LLC
growth stocks of smaller companies. The portfolio pursues
its objective, under normal circumstances, by primarily
investing at least 80% of its total assets in the equity
securities of small-sized companies included in the Russell
2000 Growth(R) Index.

                                                                     STYLE/                PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                      TYPE                     SUB-ADVISOR
------------------------------------------------------------   -----------------   --------------------------------
AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO: seeks          INTERNATIONAL            Parametric Portfolio
long-term capital appreciation. The portfolio normally              EQUITY                   Associates LLC
invests at least 80% of its net assets in equity securities
traded on the equity markets of emerging market countries,
which are those considered to be developing. Emerging
markets countries include countries in Asia, Latin America,
the Middle East, Southern Europe, Eastern Europe, Africa and
the region formerly comprising the Soviet Union. A company
will be considered to be located in an emerging market
country if it is domiciled in or derives more that 50% of
its revenues or profits from emerging market countries. The
portfolio seeks to employ a top-down, disciplined and
structured investment process that emphasizes broad exposure and diversification among emerging market countries,
economic sectors and issuers.

AST PIMCO LIMITED MATURITY BOND PORTFOLIO: seeks to maximize        FIXED                  Pacific Investment
total return consistent with preservation of capital and            INCOME               Management Company LLC
prudent investment management. The portfolio will invest,                                       (PIMCO)
under normal circumstances, at least 80% of the value of its net assets in fixed-income investment instruments of varying maturities which may be represented by forwards or
derivatives such as options, futures contracts, or swap
agreements. This portfolio may have exposure to
non-investment grade bonds, which are commonly known as
"junk bonds".

AST PIMCO TOTAL RETURN BOND PORTFOLIO: seeks to maximize            FIXED                  Pacific Investment
total return consistent with preservation of capital and           INCOME                Management Company LLC
prudent investment management. The portfolio will invest,                                       (PIMCO)
under normal circumstances, at least 80% of the value of its net assets in fixed income investments, which may be
represented by forwards or derivatives such as options,
futures contracts, or swap agreements. This portfolio
may have exposure to non-investment grade bonds, which are
commonly known as "junk bonds".

AST PRESERVATION ASSET ALLOCATION PORTFOLIO: seeks to obtain        ASSET             Prudential Investments LLC;
total return consistent with its specified level of risk.         ALLOCATION            Quantitative Management
The portfolio primarily invests its assets in a diversified                                  Associates LLC
portfolio of other mutual funds, the underlying portfolios,
of the Advanced Series Trust and certain affiliated money
market funds. Under normal market conditions, the portfolio
will devote approximately 35% of its net assets to
underlying portfolios investing primarily in equity
securities (with a range of 27.5% to 42.5%), and 65% of its
net assets to underlying portfolios investing primarily in
debt securities and money market instruments (with a range
of 57.5% to 72.5%. The portfolio is not limited to investing exclusively in shares of the underlying portfolios and may
invest in securities and futures contracts, swap agreements
and other financial and derivative instruments. This
portfolio may have exposure to non-investment grade bonds,
which are commonly known as "junk bonds".

AST QMA US EQUITY PORTFOLIO: seeks long term capital              LARGE CAP             Quantitative Management
appreciation. The portfolio utilizes a long/short investment        BLEND                    Associates LLC
strategy and will normally invest at least 80% of its net
assets plus borrowings in equity and equity related
securities of US issuers. The benchmark index is the Russell
1000(R) which is comprised of stocks representing more than
90% of the market cap of the US market and includes the
largest 1000 securities in the Russell 3000(R) index.

                                                                     STYLE/                PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                      TYPE                     SUB-ADVISOR
------------------------------------------------------------   -----------------   --------------------------------
AST SCHRODERS MULTI-ASSET WORLD STRATEGIES (formerly known          ASSET                Schroder Investment
as AST American Century Strategic Allocation Portfolio):          ALLOCATION            Management North America
seeks long-term capital appreciation through a global                                             Inc.
flexible asset allocation approach. This asset allocation
approach entails investing in traditional asset classes,
such as equity and fixed-income investments, and alternative asset classes, such as investments in real estate,
commodities, currencies, private equity, and absolute return strategies. The sub-advisor seeks to emphasize the
management of risk and volatility. Exposure to different
asset classes and investment strategies will vary over time
based upon the sub advisor's assessments of changing market, economic, financial and political factors and events.
This portfolio may have exposure to non-investment grade
bonds, which are commonly known as "junk bonds".

AST SMALL-CAP GROWTH PORTFOLIO: seeks long-term capital            SMALL CAP         Eagle Asset Management, Inc.
growth. The portfolio pursues its objective by investing,           GROWTH
under normal circumstances, at least 80% of the value of its assets in small-capitalization companies.
Small-capitalization companies are those companies with a
market capitalization, at the time of purchase, no larger
than the largest capitalized company included in the Russell
2000(R) Index at the time of the Portfolio's investment.

AST SMALL-CAP VALUE PORTFOLIO: seeks to provide long-term          SMALL CAP          ClearBridge Advisors, LLC;
capital growth by investing primarily in                            VALUE               J.P. Morgan Investment
small-capitalization stocks that appear to be undervalued.                              Management, Inc.; Lee
The portfolio invests, under normal circumstances, at least                            Munder Investments, Ltd
80% of the value of its net assets in small capitalization
stocks. Small capitalization stocks are the stocks of
companies with market capitalization that are within the
market capitalization range of the Russell 2000(R) Value
Index.

AST T. ROWE PRICE ASSET ALLOCATION PORTFOLIO: seeks a high           ASSET             T. Rowe Price Associates,
level of total return by investing primarily in a                 ALLOCATION                      Inc.
diversified portfolio of equity and fixed income securities.
The portfolio normally invests approximately 60% of its
total assets in equity securities and 40% in fixed income
securities. This mix may vary depending on the subadviser's
outlook for the markets. The subadviser concentrates common
stock investments in larger, more established companies, but the Portfolio may include small and medium-sized companies
with good growth prospects. The fixed income portion of the
portfolio will be allocated among investment grade
securities, high yield or "junk" bonds, emerging market
securities, foreign high quality debt securities and cash
reserves. This portfolio may have exposure to non-investment grade bonds, which are commonly known as "junk bonds".

AST T. ROWE PRICE GLOBAL BOND PORTFOLIO: seeks to provide           FIXED                   T. Rowe Price
high current income and capital growth by investing in             INCOME                International, Inc.
high-quality foreign and U.S. dollar-denominated bonds. The
portfolio will invest at least 80% of its total assets in
fixed income securities. The portfolio invests in all types
of bonds, including those issued or guaranteed by U.S. or
foreign governments or their agencies and by foreign
authorities, provinces and municipalities as well as
investment grade corporate bonds, mortgage and asset-backed
securities, and high-yield bonds of U.S. and foreign
issuers. The portfolio generally invests in countries where
the combination of fixed-income returns and currency
exchange rates appears attractive, or, if the currency trend is unfavorable, where the subadviser believes that the
currency risk can be minimized through hedging. The
portfolio may also invest up to 20% of its assets in the
aggregate in below investment-grade, high-risk bonds ("junk
bonds") and emerging market bonds. In addition, the
portfolio may invest up to 30% of its assets in
mortgage-related (including mortgage dollar rolls and
derivatives, such as collateralized mortgage obligations and stripped mortgage securities) and asset-backed securities.
The portfolio may invest in futures, swaps and other
derivatives in keeping with its objective.

                                                                     STYLE/                PORTFOLIO ADVISOR/
PORTFOLIO NAME/INVESTMENT OBJECTIVES & POLICIES                      TYPE                     SUB-ADVISOR
------------------------------------------------------------   -----------------   --------------------------------
AST T. ROWE PRICE LARGE-CAP GROWTH PORTFOLIO: seeks                LARGE CAP             T. Rowe Price Associates,
long-term growth of capital by investing predominantly in           GROWTH                         Inc.
the equity securities of a limited number of large,
carefully selected, high-quality U.S. companies that are
judged likely to achieve superior earnings growth. The
portfolio takes a growth approach to investment selection
and normally invests at least 80% of its net assets in the
common stocks of large companies. Large companies are
defined as those whose market cap is larger than the median
market cap of companies in the Russell 1000 Growth Index as
of the time of purchase.

AST T. ROWE PRICE NATURAL RESOURCES PORTFOLIO: seeks              SPECIALTY            T. Rowe Price Associates,
long-term capital growth primarily through invest in the                                          Inc.
common stocks of companies that own or develop natural
resources (such as energy products, precious metals and
forest products) and other basic commodities. The portfolio
invests, under normal circumstances, at least 80% of the
value of its assets in natural resource companies. The
portfolio may also invest in non-resource companies with the potential for growth. The portfolio looks for companies that have the ability to expand production, to maintain superior
exploration programs and production facilities, and the
potential to accumulate new resources. Although at least 50%
of portfolio assets will be invested in U.S. securities, up
to 50% of total assets also may be invested in foreign
securities.

AST WESTERN ASSET CORE PLUS BOND PORTFOLIO: seeks to                 FIXED              Western Asset Management
maximize total return, consistent with prudent investment           INCOME                       Company
management and liquidity needs, by investing to obtain its
average specified duration. The portfolio's current target
average duration is generally 2.5 to 7 years. The portfolio
pursues this objective by investing in all major fixed
income sectors with a bias towards non-Treasuries.
This portfolio may have exposure to non-investment grade
bonds, which are commonly known as "junk bonds".

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND: Seeks        MODERATE          Franklin Templeton Services,
capital appreciation, with income as a secondary goal. The         ALLOCATION                    LLC
Fund normally invests equal portions in Class 1 shares of
Franklin Income Securities Fund; Mutual Shares Securities
Fund; and Templeton Growth Securities Fund.


LIMITATIONS WITH OPTIONAL BENEFITS

As a condition to your participating in certain optional benefits, we limit the Investment Options to which you may allocate your Account Value. Broadly speaking, we offer two groups of "Permitted Sub-accounts". Under the first group (Group I), your allowable Investment Options are more limited, but you are not subject to mandatory quarterly re-balancing. We call the second group (Group II) our "Custom Portfolios Program." The Custom Portfolios Program offers a larger menu of portfolios, but you are subject to certain other restrictions.
Specifically:

     . you must allocate at least 20% of your Account Value to certain fixed income portfolios (currently, the AST PIMCO Total Return Bond Portfolio and the AST Western Asset Core Plus Bond Portfolio); and

     . you may allocate up to 80% in the portfolios listed in the table below; and

     . on each benefit quarter (or the next Valuation Day, if the quarter-end is not a Valuation Day), we will automatically re-balance your Sub-accounts used with this Program, so that the percentages devoted to each portfolio remain the same as those in effect on the immediately preceding quarter-end. Note that on the first quarter-end following your participation in the Custom Portfolios Program, we will re-balance your Sub-accounts so that the percentages devoted to each portfolio remain the same as those in effect when you began the Custom Portfolios Program; and

     . between quarter-ends, you may re-allocate your Account Value among the Investment Options permitted within this category. If you reallocate, the next quarterly rebalancing will restore the percentages to those of your most recent reallocation.

While those who do not participate in any optional benefit generally may invest in any of the Investment Options described in the prospectus, only those who participate in the optional benefits listed in Group II below may participate in the Custom Portfolios Program. If you participate in the Custom Portfolios Program, you may not participate in other Automatic Rebalancing Programs. WE MAY MODIFY OR TERMINATE THE CUSTOM PORTFOLIOS PROGRAM AT ANY TIME. ANY SUCH MODIFICATION OR TERMINATION WILL (I) BE IMPLEMENTED ONLY AFTER WE HAVE NOTIFIED YOU IN ADVANCE, (II) NOT AFFECT THE GUARANTEES YOU HAD ACCRUED UNDER THE OPTIONAL BENEFIT OR YOUR ABILITY TO CONTINUE TO PARTICIPATE IN THOSE OPTIONAL BENEFITS, AND (III) NOT REQUIRE YOU TO TRANSFER ACCOUNT VALUE OUT OF ANY PORTFOLIO IN WHICH YOU PARTICIPATED IMMEDIATELY PRIOR TO THE MODIFICATION OR TERMINATION. If you are not participating in the Custom Portfolios Program at the time of any modification or termination, or if you voluntarily transfer your Account Value out of the Custom Portfolios Program after any modification or termination, we may restrict your further eligibility to participate in the Custom Portfolio Program.

In the following tables, we set forth the optional benefits that you may have if you also participate in the Group I or Group II programs.

Group I: Allowable Benefit Allocations


                                                  AST Academic Strategies Asset Allocation
                                                  AST Advanced Strategies
   Highest Daily Lifetime 6 Plus                  AST Balanced Asset Allocation
   Highest Daily Lifetime 6 Plus with LIA         AST Capital Growth Asset Allocation
   Spousal Highest Daily Lifetime 6 Plus          AST CLS Growth Asset Allocation
   GRO Plus II                                    AST CLS Moderate Asset Allocation
   Highest Daily GRO II                           AST Fidelity Investments(R) Pyramis(R) Asset Allocation
   Highest Anniversary Value Death Benefit        Portfolio
   Combination 5% Roll-Up and HAV Death Benefit   AST First Trust Balanced Target
                                                  AST First Trust Capital Appreciation Target
                                                  AST Horizon Growth Asset Allocation
                                                  AST Horizon Moderate Asset Allocation
                                                  AST J.P. Morgan Strategic Opportunities Portfolio
                                                  AST Preservation Asset Allocation
                                                  AST Schroders Multi-Asset World Strategies
                                                  AST T. Rowe Price Asset Allocation

                                                  Franklin Templeton VIP Founding Funds Allocation Fund

                                                                 OR

                                                  PRUDENTIAL PORTFOLIO COMBINATIONS

Group II: Custom Portfolios Program

                                                  AST Academic Strategies Asset Allocation
                                                  AST Advanced Strategies
                                                  AST Alliance Bernstein Core Value
                                                  AST Alliance Bernstein Growth & Income
                                                  AST American Century Income & Growth
                                                  AST Balanced Asset Allocation
                                                  AST CLS Growth Asset Allocation
                                                  AST CLS Moderate Asset Allocation
   Highest Daily Lifetime 6 Plus                  AST Capital Growth Asset Allocation
   Highest Daily Lifetime 6 Plus with LIA         AST Cohen & Steers Realty
   Spousal Highest Daily Lifetime 6 Plus          AST DeAM Large-Cap Value
   GRO Plus II                                    AST Federated Aggressive Growth
   Highest Daily GRO II                           AST Fidelity Investments(R) Pyramis(R) Asset Allocation Portfolio
   Highest Anniversary Value Death Benefit        AST First Trust Balanced Target
   Combination 5% Roll-Up and HAV Death Benefit   AST First Trust Capital Appreciation Target
                                                  AST Global Real Estate
                                                  AST Goldman Sachs Concentrated Growth
                                                  AST Goldman Sachs Mid-Cap Growth
                                                  AST Goldman Sachs Small-Cap Value
                                                  AST High Yield
                                                  AST Horizon Growth Asset Allocation
                                                  AST Horizon Moderate Asset Allocation
                                                  AST International Growth
                                                  AST International Value
                                                  AST JP Morgan International Equity
                                                  AST J.P. Morgan Strategic Opportunities Portfolio
                                                  AST Large-Cap Value
                                                  AST Lord Abbett Bond-Debenture
                                                  AST Marsico Capital Growth
                                                  AST MFS Global Equity

                                                  AST MFS Growth
                                                  AST Mid-Cap Value
                                                  AST Money Market
                                                  AST Neuberger Berman Mid-Cap Growth
                                                  AST Neuberger Berman/LSV Mid-Cap Value
                                                  AST Neuberger Berman Small-Cap Value
                                                  AST Parametric Emerging Markets Equity
                                                  AST PIMCO Limited Maturity Bond
                                                  AST PIMCO Total Return Bond Portfolio
                                                  AST Preservation Asset Allocation
                                                  AST QMA US Equity Alpha
                                                  AST Schroders Multi-Asset World Strategies Asset Allocation
                                                  AST Small-Cap Growth
                                                  AST Small-Cap Value
                                                  AST T. Rowe Price Asset Allocation
                                                  AST T. Rowe Price Global Bond
                                                  AST T. Rowe Price Large-Cap Growth
                                                  AST T. Rowe Price Natural Resources
                                                  AST Western Asset Core Plus Bond
                                                  Franklin Templeton VIP Funding Funds Allocation Fund

MARKET VALUE ADJUSTMENT OPTIONS

When you allocate your Account Value to an MVA Option, you earn a fixed rate of interest over a set period of time called a Guarantee Period. There are two types of MVA Options available under each Annuity - the Long-Term MVA Options and the DCA MVA Options. We discuss each MVA Option below. In brief, under the Long-Term MVA Options, you earn interest over a multi-year time period that you have selected. Currently, the Guarantee Periods we offer are 3 years, 5 years, 7 years, and 10 years. We reserve the right to eliminate any or all of these Guarantee Periods or offer Guarantee Periods of different durations. Under the DCA MVA Options, you earn interest over a 6 month or 12 month period while your Account Value in that option is systematically transferred monthly to the Sub-accounts you have designated.

For the Long-Term MVA Option, a Guarantee Period for an MVA Option begins:

     .    when all or part of a Purchase Payment is allocated to that MVA
          Option;

     . upon transfer of any of your Account Value to a Long-Term MVA Option for that particular Guarantee Period; or

     .    when you "renew" an MVA Option into a new Guarantee Period.

RATES FOR MVA OPTIONS

We do not have a single method for determining the fixed interest rates for the MVA Options. In general, the interest rates we offer for MVA Options will reflect the investment returns available on the types of investments we make to support our fixed rate guarantees. These investment types may include cash, debt securities guaranteed by the United States government and its agencies and instrumentalities, money market instruments, corporate debt obligations of different durations, private placements, asset-backed obligations and municipal bonds. In determining rates we also consider factors such as the length of the Guarantee Period for the MVA Option, regulatory and tax requirements, liquidity of the markets for the type of investments we make, commissions, administrative and investment expenses, our insurance risks in relation to the MVA Options, general economic trends and competition. We also take into consideration mortality, expense, administration, profit and other factors in determining the interest rates we credit to MVA Options, and therefore, we credit lower interest rates due to the existence of these factors than we otherwise would.

The interest rate credited to an MVA Option is the rate in effect when the Guarantee Period begins and does not change during the Guarantee Period. The rates are an effective annual rate of interest. We determine the interest rates for the various Guarantee Periods. At the time that we confirm your MVA Option, we will advise you of the interest rate in effect and the date your MVA Option matures. We may change the rates we credit to new MVA Options at any time. To inquire as to the current rates for the MVA Options, please call 1-888-PRU-2888. MVA Options may not be available in all States and are subject to a minimum rate.

To the extent permitted by law, we may establish different interest rates for MVA Options offered to a class of Owners who choose to participate in various optional investment programs we make available. This may include, but is not limited to, Owners who elect to use DCA MVA Options.

For any MVA Option, you will not be permitted to allocate or renew to the MVA Option if the Guarantee Period associated with that MVA Option would end after your Annuity Date. Thus, for example, we would not allow you to start a new Guarantee Period of 5 years if the Owner/Annuitant were aged 94, because the 5 year period would end after the Latest Annuity Date of age 95.

MARKET VALUE ADJUSTMENT

With certain exceptions, if you transfer or withdraw Account Value from an MVA Option prior to the end of the applicable Guarantee Period, you will be subject to a Market Value Adjustment or "MVA". We assess an MVA (whether positive or negative) upon:

     . any surrender, partial withdrawal (including a systematic withdrawal, Medically Related Surrender, or a withdrawal program under Sections 72(t) or 72 (q) of the Code), or transfer out of an MVA Option made outside the 30 days immediately preceding the maturity of the Guarantee Period; and

     . your exercise of the Free Look right under your Annuity, unless prohibited by law.

We will NOT assess an MVA (whether positive or negative) in connection with any of the following:

     . withdrawals made to meet Required Minimum Distribution requirements under the Code in relation to your Annuity or a required distribution if your Annuity is held as a Beneficiary Annuity, but only if the Requirement Minimum Distribution or required distribution from Beneficiary Annuity is an amount that we calculate and is distributed through a program that we offer;

     . transfers or withdrawals from an MVA Option during the 30 days immediately prior to the end of the applicable Guarantee Period, including the Maturity Date of the MVA option;

     .    transfers made in accordance with our 6 or 12 Month DCA Program;

     .    when a Death Benefit is determined;

     .    deduction of a Annual Maintenance Fee for the Annuity;

     .    Annuitization under the Annuity; and

     . transfers made pursuant to a mathematical formula used with an optional benefit (e.g., Highest Daily Lifetime 6 Plus).

The amount of the MVA is determined according to the formulas set forth in Appendix F. We use one formula for the Long-Term MVA Option and another formula for the DCA MVA Option. In general, the amount of the MVA is dependent on the difference between interest rates at the time your MVA Option was established and current interest rates for the remaining Guarantee Period of your MVA Option. For the Long-Term MVA Option, as detailed in the formula, we essentially (i) divide the current interest rate you are receiving under the Guarantee Period from which you are withdrawing by the interest rate (plus a "liquidity factor") we are crediting for a Guarantee Period equal in duration to the time remaining under the Guarantee Period from which you are making the withdrawal and (ii) raise that quotient by a mathematical power that represents the time remaining until the maturity of the Guarantee Period from which you are making the withdrawal. That result produces the MVA factor, which we apply to the amount being withdrawn. If we have no interest rate for a Guarantee Period equal in duration to the time remaining under the Guarantee Period from which you are making the withdrawal, we may use certain US Treasury interest rates to calculate a proxy for that interest rate. All else being equal, the longer the time remaining until the maturity of the MVA Option from which you are making the withdrawal, the larger the mathematical power that is applied to the quotient in (i) above, and thus the larger the MVA itself. The formula for the DCA MVA Options works in a similar fashion, except that both interest rates used in the MVA formula are derived directly from the Federal Reserve's "Constant Maturity Treasury (CMT) rate." Under either formula, the MVA may be positive or negative, and a negative MVA could result in a loss of interest previously earned as well as some portion of your Purchase Payments.

LONG TERM MVA OPTIONS

We offer Long Term MVA Options, offering a range of durations. When you select this option, your payment will earn interest at the established rate for the applicable Guarantee Period. A new Long Term MVA Option is established every time you allocate or transfer money into a Long Term MVA Option. You may have money allocated in more than one Guarantee Period at the same time. This could result in your money earning interest at different rates and each Guarantee Period maturing at a different time. While the interest rates we credit to the MVA Options may change from time to time, the minimum interest rate is what is set forth in your Annuity.

We retain the right to limit the amount of Account Value that may be transferred into a new or out of an existing a Long-Term MVA Option and/or to require advance notice for transfers exceeding a specified amount. In addition, we reserve the right to limit or restrict the availability of certain Guarantee Periods from time to time.

DCA MVA OPTIONS

In addition to the Long-Term MVA Options, we offer DCA MVA Options that are used with our 6 or 12 Month DCA Program. Amounts allocated to the DCA MVA Options earn the declared rate of interest while the amount is transferred over a 6 or 12 month period into the Sub-accounts that you have designated. Because the interest we credit is applied against a balance that declines as transfers are made periodically to the Subaccounts, you do not earn interest on the full amount you allocated initially to the DCA MVA Options. A dollar cost averaging program does not assure a profit, or protect against a loss. For a complete description of our 6 or 12 month DCA Program, see the applicable section of this prospectus within the section entitled "Managing Your Account Value."

MVA OPTION SEPARATE ACCOUNT

Amounts allocated to an MVA Option become part of a legally-insulated, non-unitized Separate Account of Pruco Life established under state law, although that Separate Account is not registered under the Investment Company Act of 1940, and you do not participate in the appreciation or depreciation in the value of the securities held in the Separate Account.

GUARANTEE PERIOD TERMINATION

An MVA Option ends on the earliest of (a) the "Maturity Date" of the Guarantee Period (b) the date the entire amount in the MVA Option is withdrawn or transferred (c) the Annuity Date (d) the date the Annuity is surrendered and (e) the date as of which a Death Benefit is determined, unless the Annuity is continued by a spousal Beneficiary.

We will notify you before the end of the Guarantee Period. You may elect to have the value of the Long Term MVA Option on its Maturity Date transferred to any Investment Option, including any Long Term MVA Option, we then make available. If we do not receive instructions from you in Good Order at our Service Office before the Maturity Date of the Long Term MVA Option, regarding how the Account Value in your maturing Long Term MVA Option is to be allocated, we will allocate the Account Value in the maturing Long Term MVA Option to the AST Money Market Sub-account, unless the Maturity Date is the Annuity Date. We will not assess an MVA if you choose to renew an MVA Option on its Maturity Date or transfer the Account Value to another Investment Option on the Maturity Date (or at any time during the 30 days immediately preceding the Maturity Date).

                          FEES, CHARGES, AND DEDUCTIONS

In this section, we provide detail about the charges you incur if you own the Annuity.

The charges under each Annuity are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under each Annuity. They are also designed, in the aggregate, to compensate us for the risks of loss we assume. If, as we expect, the charges that we collect from the Annuities exceed our total costs in connection with the Annuities, we will earn a profit. Otherwise we will incur a loss. For example, Pruco Life may make a profit on the Insurance Charge if, over time, the actual costs of providing the guaranteed insurance obligations and other expenses under an Annuity are less than the amount we deduct for the Insurance Charge. To the extent we make a profit on the Insurance Charge, such profit may be used for any other corporate purpose

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In general, a given charge under the Annuity compensates us for our costs and risks related to that charge and may provide for a profit. However, it is possible that with respect to a particular obligation we have under this Annuity, we may be compensated not only by the charge specifically tied to that obligation, but also from one or more other charges we impose.

With regard to charges that are assessed as a percentage of the value of the Sub-accounts, please note that such charges are assessed through a reduction to the Unit value of your investment in each Sub-account, and in that way reduce your Account Value.

CONTINGENT DEFERRED SALES CHARGE ("CDSC"): The CDSC reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials, other promotional expenses and, in the case of the X series, the cost of providing a Purchase Credit. We may deduct a CDSC if you surrender your Annuity or when you make a partial withdrawal (except that there is no CDSC on the C Series Annuity). The CDSC is calculated as a percentage of your Purchase Payment (not including any Purchase Credit applied on the X series) being surrendered or withdrawn. The CDSC percentage varies with the number of years that have elapsed since each Purchase Payment being withdrawn was made. If a withdrawal is effective on the day before the anniversary of the date that the Purchase Payment being withdrawn was made, then the CDSC percentage as of the next following year will apply. The CDSC percentages for the X Series, the B Series, and the L Series are shown under "Summary of Contract Fees and Charges."

With respect to a partial withdrawal, we calculate the CDSC by assuming that any available free withdrawal amount is taken out first (see "Free Withdrawal Amounts" later in this prospectus). If the free withdrawal amount is not sufficient, we then assume that withdrawals are taken from Purchase Payments that have not been previously withdrawn, on a first-in, first-out basis, and subsequently from any other Account Value in the Annuity. If you request a withdrawal for an exact dollar amount, that amount can be the amount distributed to you (called a "net withdrawal") or can be the amount deducted from your account value (called a "gross" withdrawal). If you request a gross withdrawal, you would receive less than the specified dollar amount, as any applicable CDSC, negative MVA and tax withholding would be deducted from the amount you requested. If you request a net withdrawal, a larger amount would be deducted from your account value in order for you to receive the specified dollar amount after any applicable CDSC, negative MVA and tax withholding is assessed, which will be based on the total amount deducted from your account value. See "Free Withdrawal Amounts" below for further detail on net and gross withdrawals, as well as how this might affect an optional living benefit you may have.

Upon surrender, we calculate a CDSC based on any Purchase Payments that have not been withdrawn. The Purchase Payments being withdrawn may be greater than your remaining Account Value. This is most likely to occur if you have made prior partial withdrawals or if your Account Value has declined in value due to negative market performance. Thus, for example, the CDSC could be greater than if it were calculated as percentage of remaining Account Value.

We may waive any applicable CDSC under certain circumstances described herein.

TRANSFER FEE: Currently, you may make twenty (20) free transfers between Investment Options each Annuity Year. We may charge $10 for each transfer after the twentieth in each Annuity Year. We do not consider transfers made as part of a Dollar Cost Averaging, Automatic Rebalancing or Custom Portfolio Program when we count the twenty free transfers. All transfers made on the same day will be treated as one (1) transfer. Renewals or transfers of Account Value from an MVA Option within the 30 days immediately preceding the end of its Guarantee Period are not subject to the Transfer Fee and are not counted toward the twenty free transfers. Similarly, transfers made under our 6 or 12 Month DCA Program and transfers made pursuant to a formula used with an optional benefit are not subject to the Transfer Fee and are not counted toward the twenty free transfers. Transfers made through any electronic method or program we specify are not counted toward the twenty free transfers. The transfer fee is deducted pro rata from all Subaccounts in which you maintain Account Value immediately subsequent to the transfer.

ANNUAL MAINTENANCE FEE: Prior to Annuitization, we deduct an Annual Maintenance Fee. The Annual Maintenance Fee is equal to $50 or 2% of your Unadjusted Account Value, whichever is less. This fee will be deducted annually on the anniversary of the Issue Date of your Annuity or, if you surrender your Annuity during the Annuity Year, the fee is deducted at the time of surrender unless the surrender is taken within 30 days of most recently assessed Annual Maintenance Fee. The fee is taken out first from the Sub-accounts pro rata, and then from the MVA Options (if the amount in the Sub-accounts is insufficient to pay the fee). The Annual Maintenance Fee is only deducted if the sum of the Purchase Payments at the time the fee is deducted is less than $100,000. We do not impose the Annual Maintenance Fee upon Annuitization (unless Annuitization occurs on an Annuity anniversary), or the payment of a Death Benefit. For Beneficiaries that elect the Beneficiary Continuation Option, the Annual Maintenance Fee is the lesser of $30 or 2% of Unadjusted Account Value and is only assessed if the Unadjusted Account Value is less than $25,000 at the time the fee is assessed. The amount of the Annual Maintenance Fee may differ in certain states.

TAX CHARGE: Some states and some municipalities charge premium taxes or similar taxes on annuities that we are required to pay. The amount of tax will vary from jurisdiction to jurisdiction and is subject to change. We reserve the right to deduct the tax either when Purchase Payments are received, upon surrender or upon Annuitization. If deducted upon Annuitization, we would deduct the tax from your Unadjusted Account Value. The tax charge is designed to approximate the taxes that we are required to pay and is assessed as a percentage of Purchase Payments, Surrender Value, or Account Value as applicable. The tax charge currently ranges up to 3.5%.

We may assess a charge against the Sub-accounts and the MVA Options equal to any taxes which may be imposed upon the Separate Accounts.

INSURANCE CHARGE: We deduct an Insurance Charge daily based on the annualized rate shown in the "Summary of Contract Fees and Charges." The charge is assessed against the assets allocated to the Sub-accounts. The Insurance Charge is the combination of the Mortality & Expense Risk Charge and the Administration Charge. The Insurance Charge is intended to compensate Pruco Life for providing the insurance benefits under each Annuity, including each Annuity's basic Death Benefit that provides guaranteed benefits to your Beneficiaries even if your Account Value declines, and the risk that persons we guarantee annuity payments to will live longer than our assumptions. The charge also covers administrative costs associated with providing the Annuity benefits, including preparation of the contract and prospectus, confirmation statements, annual account statements and annual reports, legal and accounting fees as well as various related expenses. Finally, the charge covers the risk that our assumptions about the mortality risks and expenses under each Annuity are incorrect and that we have agreed not to increase these charges over time despite our actual costs. Each Annuity has a different Insurance Charge during the first 9 Annuity Years. However, for the L Series, X Series, and C Series, on the Valuation Day immediately following the 9th Annuity Anniversary , the Insurance Charge drops to 1.30% annually (the B Series Insurance Charge is a constant 1.30%).

OPTIONAL BENEFITS FOR WHICH WE ASSESS A CHARGE: If you elect to purchase optional benefits, we will deduct an additional charge. For some optional benefits, the charge is assessed against your Account Value allocated to the Sub-accounts. These charges are included in the daily calculation of the Unit price for each Sub-account. For certain other optional benefits, such as Highest Daily Lifetime 6 Plus, the charge is assessed against the greater of the

Unadjusted Account Value and the Protected Withdrawal Value and is taken out of the Sub-accounts quarterly. Please refer to the section entitled "Summary of Contract Fees and Charges" for the list of charges for each optional benefit.

SETTLEMENT SERVICE CHARGE: If your Beneficiary takes the death benefit under a Beneficiary Continuation Option, the Insurance Charge no longer applies. However, we then begin to deduct a Settlement Service Charge which is assessed daily against the assets allocated to the Sub-accounts and is equal to an annualized charge of 1.00%.

FEES AND EXPENSES INCURRED BY THE PORTFOLIOS: Each portfolio incurs total annualized operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees or short sale expenses that may apply. These fees and expenses are reflected daily by each portfolio before it provides Pruco Life with the net asset value as of the close of business each Valuation Day. More detailed information about fees and expenses can be found in the prospectuses for the portfolios.

MVA OPTION CHARGES

No specific fees or expenses are deducted when determining the rates we credit to an MVA Option. However, for some of the same reasons that we deduct the Insurance Charge against the Account Value allocated to the Sub-accounts, we also take into consideration mortality, expense, administration, profit and other factors in determining the interest rates we credit to an MVA Option.

ANNUITY PAYMENT OPTION CHARGES

If you select a fixed payment option, the amount of each fixed payment will depend on the Unadjusted Account Value of your Annuity when you elected to annuitize. There is no specific charge deducted from these payments; however, the amount of each annuity payment reflects assumptions about our insurance expenses. Also, a tax charge may apply.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES

We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce the amount of any CDSC or the length of time it applies, reduce or eliminate the amount of the Annual Maintenance Fee or reduce the portion of the total Insurance Charge that is deducted as an Administration Charge. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

                             PURCHASING YOUR ANNUITY

REQUIREMENTS FOR PURCHASING THE ANNUITY

INITIAL PURCHASE PAYMENT: Unless we agree otherwise and subject to our rules, you must make a minimum initial Purchase Payment as follows: $1,000 for the B Series and $10,000 for the X Series, L Series, and C Series. However, if you decide to make payments under a systematic investment or an electronic funds transfer program, we may accept a lower initial Purchase Payment provided that, within the first Annuity Year, your subsequent Purchase Payments plus your initial Purchase Payment total the minimum initial Purchase Payment amount required for the Annuity purchased.

We must approve any initial and additional Purchase Payments where the total amount of Purchase Payments equal $1,000,000 or more with respect to this Annuity and any other annuities you are purchasing from us (or that you already own) and/or our affiliates. Applicable laws designed to counter terrorists and prevent money laundering might, in certain circumstances, require us to block an Annuity Owner's ability to make certain transactions, and thereby refuse to accept Purchase Payments or requests for transfers, partial withdrawals, total withdrawals, death benefits, or income payments until instructions are received from the appropriate regulator. We also may be required to provide additional information about you and your Annuity to government regulators.

Except as noted below, Purchase Payments must be submitted by check drawn on a U.S. bank, in U.S. dollars, and made payable to Pruco Life. Purchase payments may also be submitted via 1035 exchange or direct transfer of funds. Under certain circumstances, Purchase Payments may be transmitted to Pruco Life via wiring funds through your Financial Professional's broker-dealer firm. Additional Purchase Payments may also be applied to your Annuity under an electronic funds transfer, an arrangement where you authorize us to deduct money directly from your bank account. We may reject any payment if it is received in an unacceptable form. Our acceptance of a check is subject to our ability to collect funds.

Once we accept your application, we invest your Purchase Payment in your Annuity according to your instructions. You can allocate Purchase Payments to one or more available Investment Options. Investment restrictions will apply if you elect optional benefits.

AGE RESTRICTIONS: Unless we agree otherwise and subject to our rules, each of the Owner(s) and Annuitant(s) must not be older than a maximum issue age as of the Issue Date of the Annuity as follows: age 80 for the X Series and age 85 for the B Series, L Series, and C Series. No additional Purchase Payments will be permitted after age 85 for any of the Annuities. If you purchase a Beneficiary Annuity, the maximum issue age is 70 based on the Key Life. The availability and level of protection of certain optional benefits may vary based on the age of the oldest Owner (or Annuitant, if entity owned) on the Issue Date of the Annuity or the date of the Owner's death. In addition, the broker-dealer firm through which you are purchasing an Annuity may impose a younger maximum issue age than what is described above - check with the broker-dealer firm for details.

ADDITIONAL PURCHASE PAYMENTS. If allowed by applicable state law, you may make additional Purchase Payments, provided that the payment is at least $100 (we impose a $50 minimum for EFT purchases). We may amend this Purchase Payment minimum, and/or limit the Investment Options to which you may direct Purchase Payments. You may make additional Purchase Payments, unless the Annuity is held as a Beneficiary Annuity, at any time before the earlier of the Annuity Date and the oldest of the Owner's and Annuitant's 86th birthday. However, Purchase Payments are not permitted after the Account Value is reduced to zero. We may limit or reject any Purchase Payment, but would do so only on a non-discriminatory basis. Depending on the tax status of your Annuity (e.g, if you own the Annuity through an IRA), there may be annual contribution limits dictated by applicable law. Please see the Tax Considerations section for additional information on these contribution limits.

Additional Purchase Payments will be allocated to the Investment Options according to your instructions. If you have not provided any allocation instructions with the additional Purchase Payment, we will allocate the Purchase Payment on a pro rata basis to the Sub-accounts in which your Account Value is then allocated, excluding any Sub-accounts to which you may not electively allocate Account Value. If your Account Value in the Sub-accounts to which you may electively allocate Account Value is zero, we will allocate your additional Purchase Payment to the AST Money Market Sub-account.

PURCHASE CREDITS UNDER THE X SERIES

As detailed below, we apply a "Purchase Credit" to your Annuity's Account Value with respect to certain Purchase Payments you make under the X Series Annuity. The Purchase Credit is equal to a percentage of each Purchase Payment. To determine the amount of the Purchase Credit, we multiply the amount of the Purchase Payment by the applicable Purchase Credit percentage.

With respect to Purchase Payments (of any amount) received during Annuity Years 1 through 4, the credit percentage will equal 6%, so long as the oldest Owner (or Annuitant, if entity owned) of the Annuity is younger than 82 at the time the Purchase Payment is made. If the oldest Owner (or Annuitant, if entity owned) is aged 82-85 at the time the Purchase Payment (of any amount) is made, the credit percentage will equal 3% during Annuity Years 1-4. With respect to Purchase Payments received on the fourth anniversary of the Issue Date and thereafter, regardless of the Owner or Annuitant's age, the credit percentage will be 0%.

CREDITS APPLIED TO PURCHASE PAYMENTS FOR A DESIGNATED CLASS OF ANNUITY OWNERS. We may offer a special class of the Annuity to the following class of purchasers: (a) current or retired officers, directors, trustees, and employees (and their immediate families, where "immediate family" includes the spouse, children, mother and father of the Owner) of Prudential Financial, Inc. and its affiliates and (b) current employees and registered representatives (and their immediate families) of any broker-dealer firm that has a selling agreement with Prudential Annuities Distributors, Inc. Under those Annuities, with respect to Purchase Payments (of any amount) received during years

1 through 4 after the Issue Date, the Purchase Credit percentage will equal 9%, so long as the oldest Owner (or Annuitant, if entity-owned) is younger than 82 at the time the Purchase Payment is made. If the oldest Owner (or Annuitant, if entity-owned) is aged 82-85 at the time the Purchase Payment (of any amount) is made, the Purchase Credit percentage will equal 4.5% during years 1-4 after the Issue Date. With respect to Purchase Payments received after the fourth Annuity Year, regardless of the Owner's/Annuitant's age, the Purchase Credit percentage will be 0%. With regard to the 9% Purchase Credit, if recapture of the Purchase Credit is triggered, we will recapture only an amount equal to 6.5% of the Purchase Payment to which the 9% Purchase Credit related.

Each Purchase Credit is allocated to your Account Value at the time the Purchase Payment is applied to your Account Value. The amount of the Purchase Credit is allocated to the Investment Options in the same ratio as the applicable Purchase Payment is applied.

We do not consider the Purchase Credit as an "investment in the contract" for income tax purposes.

EXAMPLE OF APPLYING THE PURCHASE CREDIT

INITIAL PURCHASE PAYMENT

Assume you are 65 years old, you make an initial Purchase Payment of $450,000, and are not an employee or registered representative (as discussed above). We would apply a 6.0% Purchase Credit to your Purchase Payment and allocate the amount of the Purchase Credit ($27,000 = $450,000 * .06) to your Account Value in the proportion that your Purchase Payment is allocated.

RECAPTURE OF PURCHASE CREDITS. The amount of any Purchase Credit applied to your X Series Account Value can be recaptured by Pruco Life under certain circumstances:

     . any Purchase Credit applied to your Account Value on Purchase Payments made within the period beginning 12 months prior to the Owner's date of death and ending on the date of Due Proof of Death will be recaptured. We do not currently recapture any Purchase Credits at the time of spousal assumption of the Annuity.

     . the amount available under the medically-related surrender portion of the Annuity will not include the amount of any Purchase Credit associated with any Purchase Payments made within 12 months of the date the medically-related surrender is received in Good Order at our Service Office; and

     . if you Free Look your Annuity, the amount returned to you will not include the amount of any Purchase Credit.

Except as disclosed above regarding the 9% Purchase Credit, the amount we recapture will equal the Purchase Credit, without adjustment up or down for investment performance. Therefore, any gain on the Purchase Credit amount will not be recaptured. But if there was a loss on the Purchase Credit, the amount we recapture will still equal the amount of the Purchase Credit. We have applied for an order of exemption from the SEC that, if granted, will allow us to recapture Purchase Credits under the circumstances indicated above. Upon receiving that order, we will recapture Purchase Credits as indicated above. Until we receive that order, we will recapture Purchase Credits only if the Annuity is returned during the free look period (although we will reduce the amount we recapture in that scenario by any charges and negative investment performance applicable to the Purchase Credit(s)).

DESIGNATION OF OWNER, ANNUITANT, AND BENFICIARY

OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS: We will ask you to name the Owner(s), Annuitant and one or more Beneficiaries for your Annuity.

     . Owner: The Owner(s) holds all rights under the Annuity. You may name up to two Owners in which case all ownership rights are held jointly. Generally, joint Owners are required to act jointly; however, if each Owner provides us with an instruction that we find acceptable, we will permit each Owner to act independently on behalf of both Owners. All information and documents that we are required to send you will be sent to the first named Owner. Co-ownership by entity Owners or an entity Owner and an individual is not permitted. Refer to the Glossary of Terms for a complete description of the term "Owner." Prior to Annuitization, there is no right of survivorship (other than any spousal continuance right that may be available to a surviving spouse).

     . Annuitant: The Annuitant is the person upon whose life we make annuity payments. You must name an Annuitant who is a natural person. We do not accept a designation of joint Annuitants during the Accumulation Period. In limited circumstances and where allowed by law, we may allow you to name one or more "Contingent Annuitants" with our prior approval. Generally, a Contingent Annuitant will become the Annuitant if the Annuitant dies before the Annuity Date. Please refer to the discussion of "Considerations for Contingent Annuitants" in the Tax Considerations section of the prospectus. For Beneficiary Annuities, instead of an Annuitant there is a "Key Life" which is used to determine the annual required distributions.

     . Beneficiary: The Beneficiary is the person(s) or entity you name to receive the Death Benefit. Your Beneficiary designation should be the exact name of your Beneficiary, not only a reference to the Beneficiary's relationship to you. If you use a class designation in lieu of designating individuals (e.g. "surviving children"), we will pay the class of Beneficiaries as determined at the time of your death and not the class of Beneficiaries that existed at the time the designation was made. If no Beneficiary is named, the Death Benefit will be paid to you or your estate. For Beneficiary Annuities, instead of a Beneficiary, the term "Successor" is used.

Your right to make certain designations may be limited if your Annuity is to be used as an IRA, Beneficiary Annuity or other "qualified" investment that is given beneficial tax treatment under the Code. You should seek competent tax advice on the income, estate and gift tax implications of your designations.

"BENEFICIARY" ANNUITY

You may purchase an Annuity if you are a Beneficiary of an account that was owned by a decedent, subject to the following requirements. You may transfer the proceeds of the decedent's account into one of the Annuities described in this prospectus and receive distributions that are required by the tax laws. This transfer option is not available if the proceeds are being transferred from an annuity issued by us or one of our affiliates and the annuity offers a "Beneficiary Continuation Option".

Upon purchase, the Annuity will be issued in the name of the decedent for your benefit. You must take required distributions at least annually, which we will calculate based on the applicable life expectancy in the year of the decedent's death, using Table 1 in IRS Publication 590. We do not assess a CDSC (if applicable) on distributions from your Annuity if you are required by law to take such distributions from your Annuity at the time it is taken, provided the amount withdrawn is the amount we calculate and is paid out through a program of systematic withdrawals that we make available.

For IRAs and Roth IRAs, distributions must begin by December 31 of the year following the year of the decedent's death. If you are the surviving spouse Beneficiary, distributions may be deferred until the decedent would have attained age 70 1/2, however if you choose to defer distributions, you are responsible for complying with the distribution requirements under the Code, and you must notify us when you would like distributions to begin. For additional information regarding the tax considerations applicable to Beneficiaries of an IRA or Roth IRA, see "Required Distributions Upon Your Death for Qualified Annuity Contracts" in the Tax Considerations section of this prospectus.

For non-qualified Annuities, distributions must begin within one year of the decedent's death. For additional information regarding the tax considerations applicable to Beneficiaries of a non-qualified Annuity see "Required Distributions Upon Your Death for Nonqualified Annuity Contracts" in the Tax Considerations section of this prospectus.

You may take withdrawals in excess of your required distributions, however such withdrawals may be subject to the Contingent Deferred Sales Charge. Any withdrawals you take count toward the required distribution for the year. All applicable charges will be assessed against your Annuity, such as the Insurance Charge and the Annual Maintenance Fee.

The Annuity provides a basic Death Benefit upon death, and you may name "successors" who may either receive the Death Benefit as a lump sum or continue receiving distributions after your death under the Beneficiary Continuation Option.

Please note the following additional limitations for a Beneficiary Annuity:

..    No additional Purchase Payments are permitted. You may only make a one-time initial Purchase Payment transferred to us directly from another annuity or eligible account. You may not make your Purchase Payment as an indirect rollover, or combine multiple assets or death benefits into a single contract as part of this Beneficiary Annuity.

..    You may not elect any optional living or death benefits.

..    You may not annuitize the Annuity; no annuity options are available.

..    You may participate only in the following programs: Auto-Rebalancing,
     Dollar Cost Averaging (but not the 6 or 12 Month DCA Program), or Systematic Withdrawals.

..    You may not assign or change ownership of the Annuity, and you may not change or designate another life upon which distributions are based. A Beneficiary Annuity may not be co-owned.

..    If the Annuity is funded by means of transfer from another Beneficiary
     Annuity with another company, we require that the sending company or the beneficial Owner provide certain information in order to ensure that applicable required distributions have been made prior to the transfer of the contract proceeds to us. We further require appropriate information to enable us to accurately determine future distributions from the Annuity. Please note we are unable to accept a transfer of another Beneficiary Annuity where taxes are calculated based on an exclusion amount or an exclusion ratio of earnings to original investment. We are also unable to accept a transfer of an annuity that has annuitized.

..    The beneficial Owner of the Annuity can be an individual, grantor trust, or, for an IRA or Roth IRA, a qualified trust. In general, a qualified trust (1) must be valid under state law; (2) must be irrevocable or became irrevocable by its terms upon the death of the IRA or Roth IRA Owner; and
     (3) the Beneficiaries of the trust who are Beneficiaries with respect to the trust's interest in this Annuity must be identifiable from the trust instrument and must be individuals. A qualified trust may be required to provide us with a list of all Beneficiaries to the trust (including contingent and remainder Beneficiaries with a description of the conditions on their entitlement), all of whom must be individuals, as of September 30th of the year following the year of death of the IRA or Roth IRA Owner, or date of Annuity application if later. The trustee may also be required to provide a copy of the trust document upon request. If the beneficial Owner of the Annuity is a grantor trust, distributions must be based on the life expectancy of the grantor. If the beneficial Owner of the Annuity is a qualified trust, distributions must be based on the life expectancy of the oldest Beneficiary under the trust.

..    If this Beneficiary Annuity is transferred to another company as a tax-free exchange with the intention of qualifying as a Beneficiary annuity with the receiving company, we may require certifications from the receiving company that required distributions will be made as required by law.

..    If you are transferring proceeds as Beneficiary of an annuity that is owned by a decedent, we must receive your transfer request at least 45 days prior to your first or next required distribution. If, for any reason, your transfer request impedes our ability to complete your required distribution by the required date, we will be unable to accept your transfer request.

RIGHT TO CANCEL

You may cancel (or "Free Look") your Annuity for a refund by notifying us in Good Order or by returning the Annuity to our Service Office or to the representative who sold it to you within 10 days after you receive it ( or such other period as may be required by applicable law). The Annuity can be mailed or delivered either to us, at our Service Office, or to the representative who sold it to you. Return of the Annuity by mail is effective on being postmarked, properly addressed and postage prepaid. Unless required by applicable law, the amount of the refund will equal the Account Value as of the Valuation Day we receive the returned Annuity at our Service Office or the cancellation request in Good Order, plus any fees or tax charges deducted from the Purchase Payment. However, where we are required by applicable law to return Purchase Payments, we will return Account Value if Account Value is greater than Purchase Payments. With respect to the X Series, if you return your Annuity, we will not return any Purchase Credits we applied to your Annuity based on your Purchase Payments. If you had Account Value allocated to any MVA Option upon your exercise of the Free Look, we will calculate any applicable MVA with a zero "liquidity factor". See the section of this prospectus entitled "Market Value Adjustment Options."

SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT

You can make additional Purchase Payments to your Annuity by authorizing us to deduct money directly from your bank account and applying it to your Annuity, unless the Annuity is held as a Beneficiary Annuity. Investment restrictions will apply if you elect optional benefits. No additional Purchase Payments are permitted if you have elected the Beneficiary Annuity. We may suspend or cancel electronic funds transfer privileges if sufficient funds are not available from the applicable financial institution on any date that a transaction is scheduled to occur.

SALARY REDUCTION PROGRAMS

These types of programs are only available with certain types of qualified investments. If your employer sponsors such a program, we may agree to accept periodic Purchase Payments through a salary reduction program as long as the allocations are not directed to the MVA Options.

MANAGING YOUR ANNUITY

CHANGE OF OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS

You may change the Owner, Annuitant and Beneficiary designations by sending us a request in Good Order, which will be effective upon receipt at our Service Office. However, if the Annuity is held as a Beneficiary Annuity, the Owner may not be changed and you may not designate another Key Life upon which distributions are based. As of the Valuation Day we receive an ownership change, any automated investment or withdrawal programs will be canceled. The new Owner must submit the applicable program enrollment if they wish to participate in such a program. Where allowed by law, such changes will be subject to our acceptance. Any change we accept is subject to any transactions processed by us before we receive the notice of change at our Service Office. Some of the changes we will not accept include, but are not limited to:

     . a new Owner subsequent to the death of the Owner or the first of any co-Owners to die, except where a spouse-Beneficiary has become the Owner as a result of an Owner's death:

     . a new Annuitant subsequent to the Annuity Date if the annuity option includes a life contingency;

     .    a new Annuitant prior to the Annuity Date if the Owner is an entity;

     . a new Owner such that the new Owner is older than the age for which we would then issue the Annuity as of the effective date of such change, unless the change of Owner is the result of spousal continuation; and

     . a designation change if the change request is received at our Service Office after the Annuity Date; or

     . A change of Beneficiary designation if the change request is received at our Service Office after the Annuity Date.

In general, you may change the Owner, Annuitant, and Beneficiary designations as indicated above, and also may assign the Annuity. However, we reserve the right to reject any proposed change of Owner, Annuitant, or Beneficiary, as well as any proposed assignment of the Annuity. We will implement this right on a non-discriminatory basis. There are restrictions on designation changes when you have elected certain optional benefits. We assume no responsibility for the validity or tax consequences of any change of ownership.

DEATH BENEFIT SUSPENSION UPON CHANGE OF OWNER OR ANNUITANT. If there is a change of Owner or Annuitant, the change may affect the amount of the Death Benefit. See the Death Benefits and Optional Death Benefit Riders section of this prospectus for additional details.

SPOUSAL DESIGNATIONS

If an Annuity is co-owned by spouses, we will assume that the sole primary Beneficiary is the surviving spouse that was named as the co-Owner unless you elect an alternative Beneficiary designation.

Depending on the state in which your annuity is issued, we may offer certain spousal benefits to civil union couples or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil unions or same-sex marriages. Therefore, we cannot permit a civil union partner or same-sex spouse to continue the annuity upon the death of the first partner within the meaning of the federal tax law. This limits the benefits afforded a civil union partner or same-sex spouse under the annuity's "spousal continuance" provision. Civil union couples and same-sex marriage spouses should consider that limitation before selecting a spousal benefit under the annuity.

CONTINGENT ANNUITANT

Generally, if an Annuity is owned by an entity and the entity has named a Contingent Annuitant, the Contingent Annuitant will become the Annuitant upon the death of the Annuitant, and no Death Benefit is payable. Unless we agree otherwise, the Annuity is only eligible to have a Contingent Annuitant designation if the entity which owns the Annuity is (1) a plan described in Internal Revenue Code Section 72(s)(5)(A)(i) (or any successor Code section thereto); (2) an entity described in Code Section 72(u)(1) (or any successor Code section thereto); or (3) a Custodial Account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code (or any successor Code section thereto) ("Custodial Account").

Where the Annuity is held by a Custodial Account, the Contingent Annuitant will not automatically become the Annuitant upon the death of the Annuitant. Upon the death of the Annuitant, the Custodial Account will have the choice, subject to our rules, to either elect to receive the Death Benefit or elect to continue the Annuity. If the Custodial Account elects to continue the Annuity, the Death Benefit payable will equal the Death Benefit described in spousal continuation section of the Death Benefits and Optional Death Benefit Riders section of this prospectus.

See the section above entitled "Spousal Designations" for more information about how the Annuity can be continued by a Custodial Account.

                           MANAGING YOUR ACCOUNT VALUE

There are several programs we administer to help you manage your Account Value, as described in this section.

DOLLAR COST AVERAGING PROGRAMS

We offer Dollar Cost Averaging Programs during the Accumulation Period. In general, Dollar Cost Averaging allows you to systematically transfer an amount periodically from one Sub-account to one or more other Sub-accounts. You can choose to transfer earnings only, principal plus earnings or a flat dollar amount. You may elect a Dollar Cost Averaging program that transfers amounts monthly, quarterly, semi-annually, or annually from Sub-accounts (if you make no selection, we will effect transfers on a monthly basis). In addition, you may elect the 6 or 12 Month DCA Program described below.

There is no guarantee that Dollar Cost Averaging will result in a profit or protect against a loss in a declining market.

6 OR 12 MONTH DOLLAR COST AVERAGING PROGRAM (THE "6 OR 12 MONTH DCA PROGRAM")

The 6 or 12 Month DCA Program is subject to our rules at the time of election and may not be available in conjunction with other programs and benefits we make available. We may discontinue, modify or amend this program from time to time. The 6 or 12 Month DCA Program may not be available in all states or with certain benefits or programs.

CRITERIA FOR PARTICIPATING IN THE PROGRAM

     . You may only allocate Purchase Payments to the DCA MVA Options. You may not transfer Account Value into this program. To institute a program, you must allocate at least $2,000 to the DCA MVA Options.

     . As part of your election to participate in the 6 or 12 Month DCA Program, you specify whether you want 6 or 12 monthly transfers under the program. We then set the monthly transfer amount, by dividing the Purchase Payment you have allocated to the DCA MVA Options by the number of months. For example, if you allocated $6,000, and selected a 6 month DCA Program, we would transfer $1,000 each month. We will adjust the monthly transfer amount if, during the transfer period, the amount allocated to the DCA MVA Options is reduced. In that event, we will re-calculate the amount of each remaining transfer by dividing the amount in the DCA MVA Option (including any interest) by the number of remaining transfers. If the recalculated transfer amount is below the minimum transfer required by the program, we will transfer the remaining amount from the DCA MVA Option on the next scheduled transfer and terminate the program.

     .    We impose no fee for your participation in the 6 or 12 Month DCA
          Program.

     . You may cancel the DCA Program at any time. If you do, we will transfer any remaining amount held within the DCA MVA Options according to your instructions, subject to any applicable MVA. If you do not provide any such instructions, we will transfer any remaining amount held in the DCA MVA Options on a pro rata basis to the Sub-accounts in which you are invested currently, excluding any Sub-accounts to which you are not permitted to electively allocate or transfer Account Value. If any such Sub-account is no longer available, we may allocate the amount that would have been applied to that Sub-account to the AST Money Market Sub-account.

     . We credit interest to amounts held within the DCA MVA Options at the applicable declared rates. We credit such interest until the earliest of the following (a) the date the entire amount in the DCA MVA Option has been transferred out; (b) the date the entire amount in the DCA MVA Option is withdrawn; (c) the date as of which any Death Benefit payable is determined, unless the Annuity is continued by a spouse Beneficiary (in which case we continue to credit interest under the program); or (d) the Annuity Date.

     . The interest rate earned in a DCA MVA Option will be no less than the minimum guaranteed interest rate. We may, from time to time, declare new interest rates for new Purchase Payments that are higher than the minimum guaranteed interest rate. Please note that the interest rate that we apply under the 6 or 12 Month DCA Program is applied to a declining balance. Therefore, the dollar amount of interest you receive will decrease as amounts are systematically transferred from the DCA MVA Option to the Sub-accounts, and the effective interest rate earned will therefore be less than the declared interest rate.

DETAILS REGARDING PROGRAM TRANSFERS

     .    Transfers made under this program are not subject to any MVA.

     . Any withdrawals, transfers, or fees deducted from the DCA MVA Options will reduce the amount in the DCA MVA Options. If you have only one 6 or 12 Month DCA Program in operation, withdrawals, transfers, or fees may be deducted from the DCA MVA Options associated with that program. You may, however, have more than one 6 or 12 Month DCA Program operating at the same time (so long as any such additional 6 or 12 Month DCA Program is of the same duration). For example, you may have more than one 6 month DCA Program running, but may not have a 6 month Program running simultaneously with a 12 month Program.

     . 6 or 12 Month DCA transfers will begin on the date the DCA MVA Option is established (unless modified to comply with state law) and on each month following until the entire principal amount plus earnings is transferred.

     . We do not count transfers under the 6 or 12 Month DCA Program against the number of free transfers allowed under your Annuity.

     . The minimum transfer amount is $100, although we will not impose that requirement with respect to the final amount to be transferred under the program.

     . If you are not participating in an optional benefit, we will make transfers under the 6 or 12 month DCA Program to the Sub-accounts that you specified upon your election of the Program. If you are participating in any optional benefit, we will allocate amounts transferred out of the DCA MVA Options in the following manner: (a) if you are participating in the Custom Portfolios Program, we will allocate to the Sub-accounts in accordance with the rules of that program (b) if you are not participating in the Custom Portfolios Program, we will make transfers under the 6 or 12 Month DCA Program to the Sub-accounts that you specified upon your election of the 6 or 12 Month DCA Program, provided those instructions comply with the allocation requirements for the optional benefit and (c) whether or not you participate in the Custom Portfolios Program, no portion of our monthly transfer under the 6 or 12 Month DCA Program will be directed initially to the AST Investment Grade Bond Portfolio Sub-account used with the optional benefit (although the DCA MVA Option is treated as a "Permitted Sub-account" for purposes of transfers made by any predetermined mathematical formula associated with the optional benefit).

     . If you are participating in an optional benefit and also are participating in the 6 or 12 Month DCA Program, and the pre-determined mathematical formula under the benefit dictates a transfer from the Permitted Sub-accounts to the applicable AST Investment Grade Bond Portfolio Sub-account, then the amount to be transferred will be taken entirely from the Sub-accounts, provided there is sufficient Account Value in those Sub-accounts to meet the required transfer amount. Only if there is insufficient Account Value in those Sub-accounts will an amount be transferred from the DCA MVA Options associated with the 6 or 12 Month DCA Program. Amounts transferred from the DCA MVA Options under the formula will be taken on a last-in, first-out basis.

     . If you are participating in one of our automated withdrawal programs (e.g., Systematic Withdrawals), we may include within that withdrawal program amounts held within the DCA MVA Options. If you have elected any optional living benefit, any withdrawals will be taken on a pro rata basis from your Sub-accounts and the DCA MVA Options. Such withdrawals will be assessed any applicable MVA.

AUTOMATIC REBALANCING PROGRAMS

During the Accumulation Period, we offer Automatic Rebalancing among the Sub-accounts you choose. You can choose to have your Account Value rebalanced monthly, quarterly, semi-annually, or annually. On the appropriate date, the Sub-accounts you choose are rebalanced to the allocation percentages you requested. With Automatic Rebalancing, we transfer the appropriate amount from the "overweighted" Sub-accounts to the "underweighted" Sub-accounts to return your allocations to the percentages you request. For example, over time the performance of the Sub-accounts will differ, causing your percentage allocations to shift. You may make additional transfers; however, the Automatic Rebalancing program will not reflect such transfers unless we receive instructions from you indicating that you would like to adjust the program. There is no minimum Account Value required to enroll in Automatic Rebalancing. All rebalancing transfers as part of an Automatic Rebalancing program are not included when counting the number of transfers each year toward the maximum number of free transfers. We do not deduct a charge for participating in an Automatic Rebalancing program. Participation in the Automatic Rebalancing program may be restricted if you are enrolled in certain other optional programs. Sub-accounts that are part of a systematic withdrawal program or Dollar Cost Averaging program will be excluded from an Automatic Rebalancing program.

If you are participating in an optional living benefit (such as Highest Daily Lifetime 6 Plus) that makes transfers under a pre-determined mathematical formula, and you have opted for automatic rebalancing, you should be aware that:
(a) the AST bond portfolio used as part of the pre-determined mathematical formula will not be included as part of automatic rebalancing and (b) the operation of the formula may result in the rebalancing not conforming precisely to the percentage allocations that you specified originally as part of your Automatic Rebalancing Program.

FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS

Unless you direct otherwise, your Financial Professional may forward instructions regarding the allocation of your Account Value, and request financial transactions involving Investment Options. IF YOUR FINANCIAL PROFESSIONAL HAS THIS AUTHORITY, WE DEEM THAT ALL SUCH TRANSACTIONS THAT ARE DIRECTED BY YOUR FINANCIAL PROFESSIONAL WITH RESPECT TO YOUR ANNUITY HAVE BEEN AUTHORIZED BY YOU. You will receive a confirmation of any financial transaction involving the purchase or sale of Units of your Annuity. You must contact us immediately if and when you revoke such authority. We will not be responsible for acting on instructions from your Financial Professional until we receive notification of the revocation of such person's authority. We may also suspend, cancel or limit these authorizations at any time. In addition, we may restrict the Investment Options available for transfers or allocation of Purchase Payments by such Financial Professional. We will notify you and your Financial Professional if we implement any such restrictions or prohibitions.

PLEASE NOTE: Contracts managed by your Financial Professional also are subject to the restrictions on transfers between Investment Options that are discussed in the section below entitled "RESTRICTIONS ON TRANSFERS BETWEEN INVESTMENT OPTIONS" We may also require that your Financial Professional transmit all financial transactions using the electronic trading functionality available through our Internet website (www.prudential.com). Limitations that we may impose on your Financial Professional under the terms of an administrative agreement (e.g., a custodial agreement) do not apply to financial transactions requested by an Owner on their own behalf, except as otherwise described in this prospectus.

RESTRICTIONS ON TRANSFERS BETWEEN INVESTMENT OPTIONS

During the Accumulation Period you may transfer Account Value between Investment Options subject to the restrictions outlined below. Transfers are not subject to taxation on any gain. We do not currently require a minimum amount in each Sub-account you allocate Account Value to at the time of any allocation or transfer. Although we do not currently impose a minimum transfer amount, we reserve the right to require that any transfer be at least $50.

Transfers under this Annuity consist of those you initiate or those made under a systematic program, such as the 6 or 12 Month DCA Program, another dollar cost averaging program, or pursuant to a mathematical formula required as part of an optional benefit (e.g., Highest Daily Lifetime 6 Plus). The transfer restrictions discussed in this section apply only to the former type of transfer (i.e., a transfer that you initiate).

Once you have made 20 transfers among the Sub-accounts during an Annuity Year, we will accept any additional transfer request during that year only if the request is submitted to us in writing with an original signature and otherwise is in Good Order. For purposes of this 20 transfer limit, we (i) do not view a facsimile transmission as a "writing", (ii) will treat multiple transfer requests submitted on the same Valuation Day as a single transfer, and (iii) do not count any transfer that solely involves Sub-accounts corresponding to the AST Money Market Portfolio, or any transfer that involves one of our systematic programs, such as automated withdrawals.

Frequent transfers among Sub-accounts in response to short-term fluctuations in markets, sometimes called "market timing," can make it very difficult for a portfolio manager to manage a portfolio's investments. Frequent transfers may cause the portfolio to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs, or affect performance. In light of the risks posed to Owners and other investors by frequent transfers, we reserve the right to limit the number of transfers in any Annuity Year for all existing or new Owners and to take the other actions discussed below. We also reserve the right to limit the number of transfers in any Annuity Year or to refuse any transfer request for an Owner or certain Owners if: (a) we believe that excessive transfer activity (as we define it) or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the portfolios; or (b) we are informed by a portfolio (e.g., by the portfolio's portfolio manager) that the purchase or redemption of shares in the portfolio must be restricted because the portfolio believes the transfer activity to which such purchase and redemption relates would have a detrimental effect on the share prices of the affected portfolio. Without limiting the above, the most likely scenario where either of the above could occur would be if the aggregate amount of a trade or trades represented a relatively large proportion of the total assets of a particular portfolio. In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific restrictions:

..    With respect to each Sub-account (other than the AST Money Market
     Sub-account), we track amounts exceeding a certain dollar threshold that were transferred into the Sub-account. If you transfer such amount into a particular Sub-account, and within 30 calendar days thereafter transfer (the "Transfer Out") all or a portion of that amount into another Sub-account, then upon the Transfer Out, the former Sub-account becomes restricted (the "Restricted Sub-account"). Specifically, we will not permit subsequent transfers into the Restricted Sub-account for 90 calendar days after the Transfer Out if the Restricted Sub-account invests in a non-international portfolio, or 180 calendar days after the Transfer Out if the Restricted Sub-account invests in an international portfolio. For purposes of this rule, we (i) do not count transfers made in connection with one of our systematic programs, such as auto-rebalancing or under a pre-determined mathematical formula used with an optional living benefit;
     (ii) do not count any transfer that solely involves the AST Money Market Portfolio and an MVA Option; and (iii) do not categorize as a transfer the first transfer that you make after the Issue Date, if you make that transfer within 30 calendar days after the Issue Date. Even if an amount becomes restricted under the foregoing rules, you are still free to redeem the amount from your Annuity at any time.

..    We reserve the right to effect transfers on a delayed basis for all
     Annuities. That is, we may price a transfer involving the Sub-accounts on the Valuation Day subsequent to the Valuation Day on which the exchange request was received. Before implementing such a practice, we would issue a separate written notice to Owners that explains the practice in detail.

If we deny one or more transfer requests under the foregoing rules, we will inform you or your Financial Professional promptly of the circumstances concerning the denial.

There are contract Owners of different variable annuity contracts that are funded through the same Separate Account that may not be subject to the above-referenced transfer restrictions and, therefore, might make more numerous and frequent transfers than contract Owners who are subject to such limitations. Finally, there are contract Owners of other variable annuity contracts or variable life contracts that are issued by Pruco Life as well as other insurance companies that have the same underlying mutual fund portfolios available to them. Since some contract Owners are not subject to the same transfer restrictions, unfavorable consequences associated with such frequent trading within the underlying mutual fund (e.g., greater portfolio turnover, higher transaction costs, or performance or tax issues) may affect all contract Owners. Similarly, while contracts managed by a Financial Professional are subject to the restrictions on transfers between Investment Options that are discussed above, if the advisor manages a number of contracts in the same fashion unfavorable consequences may be associated with management activity since it may involve the movement of a substantial portion of an underlying mutual fund's assets which may affect all contract Owners invested in the affected options. Apart from jurisdiction-specific and contract differences in transfer restrictions, we will apply these rules uniformly (including contracts managed by an Financial Professional) and will not waive a transfer restriction for any Owner.

ALTHOUGH OUR TRANSFER RESTRICTIONS ARE DESIGNED TO PREVENT EXCESSIVE TRANSFERS, THEY ARE NOT CAPABLE OF PREVENTING EVERY POTENTIAL OCCURRENCE OF EXCESSIVE TRANSFER ACTIVITY. The portfolios have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce any such current or future policies and procedures. The prospectuses for the portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under SEC rules, we are required to: (1) enter into a written agreement with each portfolio or its principal underwriter or its transfer agent that obligates us to provide to the portfolio promptly upon request certain information about the trading activity of individual contract Owners (including an Annuity Owner's TIN number), and (2) execute instructions from the portfolio to restrict or prohibit further purchases or transfers by specific contract Owners who violate the excessive trading policies established by the portfolio. In addition, you should be aware that some portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual Owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the portfolios in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the portfolios (and thus contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the portfolios.

A portfolio also may assess a short term trading fee (redemption fee) in connection with a transfer out of the Sub-account investing in that portfolio that occurs within a certain number of days following the date of allocation to the Sub-account. Each portfolio determines the amount of the short term trading fee and when the fee is imposed. The fee is retained by or paid to the portfolio and is not retained by us. The fee will be deducted from your Account Value, to the extent allowed by law. At present, no portfolio has adopted a short-term trading fee.

ACCESS TO ACCOUNT VALUE

TYPES OF DISTRIBUTIONS AVAILABLE TO YOU

During the Accumulation Period you can access your Account Value through partial withdrawals, Systematic Withdrawals, and where required for tax purposes, Required Minimum Distributions. You can also surrender your Annuity at any time. Depending on your instructions, we may we may deduct a portion of the Account Value being withdrawn or surrendered as a CDSC. If you surrender your Annuity, in addition to any CDSC, we may deduct the Annual Maintenance Fee, any Tax Charge that applies and the charge for any optional benefits and may impose an MVA. Certain amounts may be available to you each Annuity Year that are not subject to a CDSC. These are called "Free Withdrawals." Unless you notify us differently as permitted, withdrawals are taken pro rata (i.e. "pro rata" meaning that the percentage of each Investment Option withdrawn is the same percentage that the Investment Option bears to the total Account Value). Each of these types of distributions is described more fully below.

If you participate in any Highest Daily Lifetime 6 Plus benefit, and you take an excess withdrawal that brings your Unadjusted Account Value to zero, both the benefit and the Annuity itself will terminate.

TAX IMPLICATIONS FOR DISTRIBUTIONS

PRIOR TO ANNUITIZATION

A distribution prior to Annuitization is deemed to come first from any "gain" in your Annuity and second as a return of your "tax basis", if any. Distributions from your Annuity are generally subject to ordinary income taxation on the amount of any investment gain unless the distribution qualifies as a non-taxable exchange or transfer. If you take a distribution prior to the taxpayer's age 59 1/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. You may wish to consult a professional tax advisor for advice before requesting a distribution.

DURING THE ANNUITIZATION PERIOD

During the Annuitization period, a portion of each annuity payment is taxed as ordinary income at the tax rate you are subject to at the time of the payment. The Code and regulations have "exclusionary rules" that we use to determine what portion of each annuity payment should be treated as a return of any tax basis you have in your Annuity. Once the tax basis in your Annuity has been distributed, the remaining annuity payments are taxable as ordinary income. The tax basis in your Annuity may be based on the tax-basis from a prior contract in the case of a 1035 exchange or other qualifying transfer.

For more information, see "Tax Considerations".

FREE WITHDRAWAL AMOUNTS

You can make a full or partial withdrawal from any of the Annuities during the Accumulation Period, although a CDSC, MVA, and tax consequences may apply. There is no CDSC with respect to the C Series. A CDSC may apply to the X Series, B Series, and L Series, but each Annuity offers a "Free Withdrawal" amount. The Free Withdrawal amount is the amount that can be withdrawn from your Annuity each Annuity Year without the application of any CDSC. The Free Withdrawal amount during each Annuity Year is equal to 10% of all Purchase Payments that are currently subject to a CDSC. Withdrawals made within an Annuity Year reduce the Free Withdrawal amount available for the remainder of the Annuity Year. If you do not make a withdrawal during an Annuity Year, you are not allowed to carry over the Free Withdrawal amount to the next Annuity Year. With respect to the C Series, because any withdrawal is free of a CDSC, the concept of "free withdrawal" is not applicable.

     . The Free Withdrawal amount is not available if you choose to surrender your Annuity. Amounts withdrawn as a Free Withdrawal do not reduce the amount of CDSC that may apply upon a subsequent withdrawal or surrender of your Annuity.

     . You can also make withdrawals in excess of the Free Withdrawal amount. The minimum partial withdrawal you may request is $100.

To determine if a CDSC applies to partial withdrawals, we:

1. First determine what, if any, amounts qualify as a Free Withdrawal. These amounts are not subject to the CDSC.

2. Next determine what, if any, remaining amounts are withdrawals of Purchase Payments. Amounts in excess of the Free Withdrawal amount will be treated as withdrawals of Purchase Payments unless all Purchase Payments have been previously withdrawn. These amounts may be subject to the CDSC. Purchase Payments are withdrawn on a first-in, first-out basis. We withdraw your oldest Purchase Payments first so that the lowest CDSC will apply to the amount withdrawn.

3. Withdraw any remaining amounts from any other Account Value. These amounts are not subject to the CDSC.

You may request a withdrawal for an exact dollar amount that assumes that any CDSC, MVA, or tax withholding already has been taken out (called a "net withdrawal"). Alternatively, you may request a "gross" withdrawal amount, with the understanding that the amount you actually receive will be less - reflecting any CDSC, negative MVA, or tax withholding. If you request a net withdrawal, any applicable CDSC amount will be based on the total amount deducted from your Account Value. If you do not provide instruction on how you want the withdrawal processed, we will process the withdrawal as a gross withdrawal. We will deduct the partial withdrawal from your Account Value in accordance with your instructions, although if you are participating in an optional living benefit, your withdrawal must be taken pro rata from each of your Investment Options. For purposes of calculating the applicable portion to deduct from the MVA Options, the Account Value in all your MVA Options is deemed to be in one Investment Option. If you provide no instructions, then (a) we will take the withdrawal from your Sub-accounts and MVA Options in the same proportion that each such Investment Option represents to your total Account Value; (b) with respect to MVA Options with different amounts of time remaining until maturity, we take the withdrawal from the MVA Option with the shortest remaining duration, followed by the MVA Option with the next-shortest remaining duration (if needed to satisfy the withdrawal request) and so forth; (c) with respect to multiple MVA Options that have the same duration remaining until maturity, we take the withdrawal first from the MVA Option with the shortest overall Guarantee Period and (d) with respect to multiple MVA Options that have both the same Guarantee Period length and duration remaining until the end of the Guarantee Period, we take the withdrawal pro rata from each such MVA Option.

PLEASE BE AWARE THAT ALTHOUGH A GIVEN WITHDRAWAL MAY QUALIFY AS A FREE WITHDRAWAL FOR PURPOSES OF NOT INCURRING A CDSC, THE AMOUNT OF THE WITHDRAWAL COULD EXCEED THE ANNUAL INCOME AMOUNT UNDER ONE OF THE HIGHEST DAILY LIFETIME 6 PLUS BENEFITS (OR THE LIA AMOUNT, UNDER HIGHEST DAILY LIFETIME 6 PLUS WITH LIA). IN THAT SCENARIO, THE WITHDRAWAL WOULD BE DEEMED "EXCESS INCOME" - THEREBY REDUCING YOUR ANNUAL INCOME AMOUNT (OR LIA AMOUNT) FOR FUTURE YEARS. FOR EXAMPLE, IF THE ANNUAL INCOME AMOUNT UNDER HIGHEST DAILY LIFETIME 6 PLUS WERE $2000 AND A $2500 WITHDRAWAL THAT QUALIFIED AS A FREE WITHDRAWAL WERE MADE, THE WITHDRAWAL WOULD BE DEEMED EXCESS INCOME, IN THE AMOUNT OF $500.

SYSTEMATIC WITHDRAWALS FROM MY ANNUITY DURING THE ACCUMULATION PERIOD

You can receive Systematic Withdrawals of earnings only, or a flat dollar amount. Systematic Withdrawals may be subject to a CDSC (except that no CDSC applies to the C Series) and/or an MVA. We will determine whether a CDSC applies and the amount in the same way as we would for a partial withdrawal.

Systematic Withdrawals can be made from Account Value allocated to the Sub-accounts or certain MVA Options. There is no minimum Surrender Value we require to allow you to begin a program of Systematic Withdrawals. The minimum amount for each Systematic Withdrawal is $100. If any scheduled Systematic Withdrawal is for less than $100 (which may occur under a program that provides payment of an amount equal to the earnings in your Annuity for the period requested), we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled Systematic Withdrawal.

We will withdraw systematic withdrawals from the Investment Options you have designated. Unless you notify us differently as permitted, withdrawals are taken pro rata based on the Account Value in the Investment Options at the time we receive your withdrawal request (i.e. "pro rata" meaning that the percentage of each Investment Option withdrawn is the same percentage that the Investment Option bears to the total Account Value). Please note that if you are participating in certain optional living benefits (e.g., Highest Daily Lifetime 6 Plus), systematic withdrawals must be taken pro rata.

SYSTEMATIC WITHDRAWALS UNDER SECTIONS 72(T)/72(Q) OF THE INTERNAL REVENUE CODE

If your Annuity is used as a funding vehicle for certain retirement plans that receive special tax treatment under Sections 401, 403(b), 408 or 408A of the Code, Section 72(t) of the Code may provide an exception to the 10% penalty tax on distributions made prior to age 59 1/2 if you elect to receive distributions as a series of "substantially equal periodic payments." For Annuities issued as non-qualified annuities, the Code may provide a similar exemption from penalty under Section 72(q) of the Code. Systematic withdrawals under Sections 72(t)/72(q) may be subject to a CDSC (except that no CDSC applies to the C Series) and/or an MVA. To request a program that complies with Sections 72(t)/72(q), you must provide us with certain required information in writing on a form acceptable to us. We may require advance notice to allow us to calculate the amount of 72(t)/72(q) withdrawals. There is no minimum Surrender Value we require to allow you to begin a program for withdrawals under Sections 72(t)/72(q). The minimum amount for any such withdrawal is $100 and payments may be made monthly, quarterly, semi-annually or annually.

You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments before age 59 1/2 that are not subject to the 10% penalty.

Please note that if a withdrawal under Sections 72(t) or 72(q) was scheduled to be effected between December 25th and December 31st of a given year, then we will implement the withdrawal on December 28 or on the last Valuation Day prior to December 28th of that year.

REQUIRED MINIMUM DISTRIBUTIONS

Required Minimum Distributions are a type of Systematic Withdrawal we allow to meet distribution requirements under Sections 401, 403(b) or 408 of the Code. Required Minimum Distribution rules do not apply to Roth IRAs during the Owner's lifetime. Under the Code, you may be required to begin receiving periodic amounts from your Annuity. In such case, we will allow you to make Systematic Withdrawals in amounts that satisfy the minimum distribution rules under the Code. We do not assess a CDSC (if applicable) or an MVA on Required Minimum Distributions from your Annuity if you are required by law to take such Required Minimum Distributions from your Annuity at the time it is taken, provided the amount withdrawn is the amount we calculate as the Required Minimum Distribution and is paid out through a program of systematic withdrawals that we make available. However, a CDSC (if applicable) or an MVA may be assessed on that portion of a Systematic Withdrawal that is taken to satisfy the Required Minimum Distribution provisions in relation to other savings or investment plans under other qualified retirement plans.

The amount of the Required Minimum Distribution for your particular situation may depend on other annuities, savings or investments. We will only calculate the amount of your Required Minimum Distribution based on the value of your Annuity. We require three (3) days advance written notice to calculate and process the amount of your payments. You may elect to have Required Minimum Distributions paid out monthly, quarterly, semi-annually or annually. The $100 minimum amount that applies to Systematic Withdrawals applies to monthly Required Minimum Distributions but does not apply to Required Minimum Distributions taken out on a quarterly, semi-annual or annual basis.

You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments and satisfying the Required Minimum Distribution provisions under the Code. Please see " Living Benefits" for further information relating to Required Minimum Distributions if you own a living benefit.

In any year in which the requirement to take Required Minimum Distributions is suspended by law, we reserve the right, in our sole discretion and regardless of any position taken on this issue in a prior year, to treat any amount that would have been considered as a Required Minimum Distribution if not for the suspension as eligible for treatment as described herein.

Please note that if a Required Minimum Distribution was scheduled to be effected between December 25th and December 31st of a given year, then we will implement the Required Minimum Distribution on December 28 or on the last Valuation Day prior to December 28th of that year.

No withdrawal taken as a Required Minimum Distribution for your Annuity under a program that we administer is subject to an MVA.

See "Tax Considerations" for a further discussion of Required Minimum Distributions.

SURRENDERS

SURRENDER VALUE

During the Accumulation Period you can surrender your Annuity at any time, and will receive the Surrender Value. Upon surrender of your Annuity, you will no longer have any rights under the surrendered Annuity. Your Surrender Value is equal to the Account Value (which includes the effect of any MVA) less any applicable CDSC, any applicable tax charges, any charges assessable as a deduction from the Account Value for any optional benefits provided by rider or endorsement, and any Annual Maintenance Fee.

MEDICALLY-RELATED SURRENDERS

Where permitted by law, you may request to surrender all or part of your X Series, B Series, or L Series Annuity prior to the Annuity Date without application of any otherwise applicable CDSC upon occurrence of a medically-related "Contingency Event" as described below. This CDSC waiver is not applicable to the C Series.

If you request a full surrender, the amount payable will be your Account Value minus the amount of any Purchase Credits applied within 12 months prior to your request in Good Order to surrender your Annuity under this provision. With respect to partial surrenders, we similarly reserve the right to recapture Purchase Credits. Any applicable MVA will apply to a medically-related surrender.

This waiver of any applicable CDSC is subject to our rules in place at the time of your request, which currently include but are not limited to the following:

     . If the Owner is an entity, the Annuitant must have been named or any change of Annuitant must have been accepted by us, prior to the "Contingency Event" described below in order to qualify for a medically-related surrender;

     . If the Owner is an entity, the Annuitant must be alive as of the date we pay the proceeds of such surrender request;

     . If the Owner is one or more natural persons, all such Owners must also be alive at such time;

     . We must receive satisfactory proof of the Owner's (or the Annuitant's if entity-owned) confinement in a Medical Care Facility or Fatal Illness in writing on a form satisfactory to us; and

     .    no additional Purchase Payments can be made to the Annuity.

We reserve the right to impose a maximum amount of a medically-related surrender. That is, if the amount of a partial medically-related withdrawal request, when added to the aggregate amount of medically-related surrenders you have taken previously under this Annuity and any other annuities we and/or our affiliates have issued to you exceeds a maximum amount that we may specify, we reserve the right to treat the amount exceeding that maximum as not an eligible medically-related surrender. A "Contingency Event" occurs if the Owner (or Annuitant if entity-owned) is:

     . first confined in a "Medical Care Facility" after the Issue Date and while the Annuity is in force, remains confined for at least 90 consecutive days, and remains confined on the date we receive the Medically Related surrender request at our Service Office; or

     . first diagnosed as having a "Fatal Illness" after the Issue Date and while the Annuity is in force. We may require a second or third opinion (at our expense) by a physician chosen by us regarding a diagnosis of Fatal Illness. We will pay for any such second or third opinion.

"Fatal Illness" means a condition (a) diagnosed by a licensed physician; and (b) that is expected to result in death within 24 months after the diagnosis in 80% of the cases diagnosed with the condition. "Medical Care Facility" means a facility operated and licensed pursuant to the laws of any United States jurisdiction providing medically-necessary in-patient care, which is (a) prescribed by a licensed physician in writing; (b) recognized as a general hospital or long-term care facility by the proper authority of the United States jurisdiction in which it is located; (c) recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; and (d) certified as a hospital or long-term care facility; OR (e) a nursing home licensed by the United States jurisdiction in which it is located and offers the services of a Registered Nurse (RN) or Licensed Practical Nurse (LPN) 24 hours a day that maintains control of all prescribed medications dispensed and daily medical records. Specific details and definitions in relation to this benefit may differ in certain jurisdictions. This benefit may not be available in all states.

ANNUITY OPTIONS

We currently make annuity options available that provide fixed annuity payments. Fixed annuity payments provide the same amount with each payment. Please refer to the "Living Benefits" section below for a description of annuity options that are available when you elect one of the living benefits. Please note that Annuitization involves converting your Account Value to an annuity payment stream, the length of which depends on the terms of the applicable annuity option. Thus, once annuity payments begin, your death benefit is determined solely under the terms of the applicable annuity payment option, and you no longer participate in any optional living benefit (unless you have annuitized under that benefit).

You may choose an Annuity Date, an annuity option, and the frequency of annuity payments. You may change your choices before the Annuity Date. The "Latest Annuity Date" must be no later than the first day of the calendar month next following the 95th birthday of the oldest of any Owner and Annuitant (whichever occurs first). Certain annuity options may not be available depending on the age of the Annuitant. If needed, we will require proof in Good Order of the Annuitant's age before commencing annuity payments. Likewise, we may require proof in Good Order that an Annuitant is still alive, as a condition of our making additional annuity payments while the Annuitant lives. We will seek to recover life income annuity payments that we made after the death of the Annuitant.

If the initial annuity payment would be less than $100, we will not allow you to annuitize (except as otherwise specified by applicable law).. Instead, we will pay you your current Unadjusted Account Value in a lump sum and terminate your Annuity. Similarly, we reserve the right to pay your Unadjusted Account Value in a lump sum, rather than allow you to annuitize, if the Surrender Value of your Annuity is less than $2000 on the Annuity Date.

Once annuity payments begin, you no longer receive benefits under any optional living benefit (unless you have annuitized under that benefit) or the Death Benefit(s) described below.

Certain of these annuity options may be available to Beneficiaries who choose to receive the Death Benefit proceeds as a series of payments instead of a lump sum payment.

Please note that you may not annuitize within the first three Annuity Years (except as otherwise specified by applicable law)..

For Beneficiary Annuities, no annuity payments are available and all references to an Annuity Date are not applicable.

OPTION 1

ANNUITY PAYMENTS FOR A PERIOD CERTAIN: Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed life expectancy). The annuity payments may be made monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the Annuitant dies during the income phase, payments will continue to the Beneficiary (or your estate if no Beneficiary is named) for the remainder of the period certain. If the Beneficiary so chooses, we will make a single lump sum payment. The amount of the lump sum payment is determined by calculating the present value of the unpaid future payments. This is done by using the interest rate used to compute the actual payments. We will not offer a period certain that exceeds the life expectancy of the Annuitant at the time the Annuity Option becomes effective, as computed under applicable IRS tables.

OPTION 2

LIFE INCOME ANNUITY OPTION WITH A PERIOD CERTAIN: Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the "period certain"), subject to our then current rules, and thereafter until the death of the Annuitant. Should the Annuitant die before the end of the period certain, the remaining period certain payments are paid to the named Beneficiary, or your estate if no Beneficiary is named, until the end of the period certain. If an annuity option is not selected by the Annuity Date, this is the option we will automatically select for you, using a period certain of 8 years, unless prohibited by applicable law. If the Annuitant's life expectancy is less than the period certain, we will institute a shorter period certain, determined according to applicable IRS tables. If the life income annuity option is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.

OTHER ANNUITY OPTIONS

At the Annuity Date, we may make available other annuity options not described above. Specifically:

     . Life Annuity Option. We currently make available an annuity option that makes payments for the life of the Annuitant. Under that option, income is payable periodically until the death of the Annuitant. The Annuitant is the person or persons upon whose life annuity payments are based. No additional annuity payments are made after the death of the Annuitant. Since no minimum number of payments is guaranteed, this option offers the largest potential number of periodic payments of the life contingent annuity options. It is possible that only one payment will be payable if the death of the Annuitant occurs before the date the second payment was due, and no other payments nor death benefits would be payable.

     . Joint Life Annuity Option. Under the joint lives option, income is payable periodically during the joint lifetime of two Annuitants, ceasing with the last payment prior to the survivor's death. No minimum number of payments is guaranteed under this option. It is possible that only one payment will be payable if the death of all the Annuitants occurs before the date the second payment was due, and no other payments or death benefits would be payable.

     We reserve the right to cease offering those life-only annuity options.

CHOOSING THE ANNUITY PAYMENT OPTION

You have a right to choose your annuity start date, provided that it is no later than the Latest Annuity Date indicated above and no earlier than the earliest permissible Annuity Date. If you have not provided us with your Annuity Date or annuity payment option in writing, then your Annuity Date will be the Latest Annuity Date indicated above. Certain annuity options and/or periods certain may not be available, depending on the age of the Annuitant. If a CDSC is still remaining on your Annuity, any period certain must be at least 10 years (or the maximum period certain available, if life expectancy is less than 10 years) In addition, certain annuity payment options may not be available if your Annuity Date occurs during the period that a CDSC would apply.

                                 LIVING BENEFITS

Pruco Life offers different optional living benefits, for an additional charge, that can provide investment protection for Owners while they are alive. No optional living benefit may be elected if your Annuity is held as a Beneficiary Annuity. Notwithstanding the additional protection provided under the optional Living Benefits, the additional cost has the impact of reducing net performance of the Investment Options. Each optional benefit offers a distinct type of guarantee, regardless of the performance of the Sub-accounts, that may be appropriate for you depending on the manner in which you intend to make use of your Annuity while you are alive. Depending on which optional living benefit you choose, you can have substantial flexibility to invest in the Sub-accounts while:

..    protecting Account Value from decreases in value due to investment performance;

..    guaranteeing a minimum amount of growth to be used as the basis for lifetime withdrawals; or

..    providing spousal continuation of certain benefits.

The "living benefits" are as follows:

..    Highest Daily Lifetime 6 Plus Income Benefit (HD6 Plus)

..    Highest Daily Lifetime 6 Plus Income Benefit with Lifetime Income
     Accelerator (HD6 Plus with LIA)

..    Spousal Highest Daily Lifetime 6 Plus Income Benefit (SHD6 Plus)

..    Guaranteed Return Option Plus II (GRO Plus II)

..    Highest Daily Guaranteed Return Option II (HD GRO II)

Each living benefit requires your participation in a pre-determined mathematical formula that may transfer your account value between the Sub-accounts you have chosen and certain bond portfolio Sub-accounts of AST. HD 6 Plus, HD 6 Plus with LIA and SHD6 Plus use one such formula,and GRO Plus II and HD Gro II use a different formula. The two formulas differ because of the nature of the underlying guarantees, and thus could result in different transfers of account value over time. Neither formula is investment advice. Here is a general description of each kind of living benefit that exists under this Annuity:

LIFETIME GUARANTEED MINIMUM WITHDRAWAL BENEFITS. These benefits are designed for someone who wants a guaranteed lifetime income stream through withdrawals over time, rather than by annuitizing. Please note that there is a Latest Annuity Date under your Annuity, by which date annuity payments must commence. HD6 Plus is one example of this type of benefit.

GUARANTEED MINIMUM ACCUMULATION BENEFITS. The common characteristic of these benefits is that your Account Value is guaranteed to be at least a specified amount at some point in the future. Thus, these benefits may be appropriate for an annuity Owner who wants a guaranteed minimum Account Value after a specified number of years. Because the guarantee inherent in the benefit does not take effect until a specified number of years into the future, you should elect such a benefit only if your investment time horizon is of at least that duration. HD GRO II is one example of this type of benefit.

PLEASE REFER TO THE BENEFIT DESCRIPTION THAT FOLLOWS FOR A COMPLETE DESCRIPTION OF THE TERMS, CONDITIONS AND LIMITATIONS OF EACH OPTIONAL BENEFIT. SEE THE CHART IN THE "INVESTMENT OPTIONS" SECTION OF THE PROSPECTUS FOR A LIST OF INVESTMENT OPTIONS AVAILABLE AND PERMITTED WITH EACH BENEFIT. You should consult with your Financial Professional to determine if any of these optional benefits may be appropriate for you based on your financial needs. As is the case with optional living benefits in general, the fulfillment of our guarantee under these benefits is dependent on our claims-paying ability.

TERMINATION OF EXISTING BENEFITS AND ELECTION OF NEW BENEFITS

If you elect an optional living benefit, you may subsequently terminate the benefit and elect one of the then currently available benefits, subject to availability of the benefit at that time and our then current rules. There is currently no waiting period for such an election (you may elect a new benefit beginning on the next Valuation Day), provided that upon such an election, your Account Value must be allocated to the Investment Options prescribed for the optional benefit. We reserve the right to waive, change and/or further limit availability and election frequencies in the future. Check with your Financial Professional regarding the availability of re-electing or electing a benefit and any waiting period. The benefit you re-elect or elect may be more expensive than the benefit you are terminating. NOTE THAT ONCE YOU TERMINATE AN EXISTING BENEFIT, YOU LOSE THE GUARANTEES THAT YOU HAD ACCUMULATED UNDER YOUR EXISTING BENEFIT AND WILL BEGIN THE NEW GUARANTEES UNDER THE NEW BENEFIT YOU ELECT BASED ON YOUR UNADJUSTED ACCOUNT VALUE AS OF THE DATE THE NEW BENEFIT BECOMES EFFECTIVE. You should carefully consider whether terminating your existing benefit and electing a new benefit is appropriate for you.

No MVA Options are permitted if you elect any Optional Living Benefit. The DCA MVA Options are not available with GRO Plus II and HD GRO II.

HIGHEST DAILY LIFETIME 6 PLUS INCOME BENEFIT (HD 6 PLUS) Highest Daily Lifetime(sm) 6 Plus Income Benefit (HD 6 Plus)(sm) is a lifetime guaranteed minimum withdrawal benefit, under which, subject to the terms of the benefit, we guarantee your ability to take a certain annual withdrawal amount for life.

We offer a benefit that guarantees until the death of the single designated life (the Annuitant) the ability to withdraw an annual amount (the "Annual Income Amount") equal to a percentage of an initial value (the "Protected Withdrawal Value") regardless of the impact of Sub-account performance on the Unadjusted Account Value, subject to our rules regarding the timing and amount of withdrawals. You are guaranteed to be able to withdraw the Annual Income Amount for the rest of your life provided that you do not take withdrawals of excess income that resulted in your Unadjusted Account Value being reduced to zero. We also permit you to designate the first withdrawal from your Annuity as a one-time "Non-Lifetime Withdrawal". All other withdrawals from your Annuity are considered a "Lifetime Withdrawal" under the benefit. Highest Daily Lifetime 6 Plus may be appropriate if you intend to make periodic withdrawals from your Annuity, and wish to ensure that Sub-account performance will not affect your ability to receive annual payments. You are not required to take withdrawals as part of the benefit -the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. An integral component of Highest Daily Lifetime 6 Plus is the predetermined mathematical formula we employ that may periodically transfer your Unadjusted Account Value to and from the AST Investment Grade Bond Sub-account. See the section below entitled "How Highest Daily Lifetime 6 Plus Transfers Unadjusted Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account."

The income benefit under Highest Daily Lifetime 6 Plus currently is based on a single "designated life" who is at least 45 years old on the date that the benefit is acquired. The Highest Daily Lifetime 6 Plus Benefit is not available if you elect any other optional living benefit, although you may elect any optional death benefit. As long as your Highest Daily Lifetime 6 Plus Benefit is in effect, you must allocate your Unadjusted Account Value in accordance with the permitted Sub-accounts and other Investment Option(s) available with this benefit. For a more detailed description of the permitted Investment Options, see the "Investment Options" section.

Although you are guaranteed the ability to withdraw your Annual Income Amount for life even if your Unadjusted Account Value falls to zero, if you take a withdrawal of excess income that brings your Unadjusted Account Value to zero, your Annual Income Amount also would fall to zero, and the benefit and the Annuity then would terminate. In that scenario, no further amount would be payable under the Highest Daily Lifetime 6 Plus benefit. As to the impact of such a scenario on any other optional benefit you may have, please see the applicable section in this prospectus.

You may also participate in the 6 or 12 Month DCA Program if you elect Highest Daily Lifetime 6 Plus, subject to the 6 or 12 Month DCA Program's rules.

KEY FEATURE - PROTECTED WITHDRAWAL VALUE The Protected Withdrawal Value is used to calculate the initial Annual Income Amount. The Protected Withdrawal Value is separate from your Unadjusted Account Value and not available as cash or a lump sum. On the effective date of the benefit, the Protected Withdrawal Value is equal to your Unadjusted Account Value. On each Valuation Day thereafter, until the date of your first Lifetime Withdrawal (excluding any Non-Lifetime Withdrawal discussed below), the Protected Withdrawal Value is equal to the "Periodic Value" described in the next paragraphs.

The "Periodic Value" initially is equal to the Unadjusted Account Value on the effective date of the benefit. On each Valuation Day thereafter until the first Lifetime Withdrawal, we recalculate the Periodic Value. We stop determining the Periodic Value upon your first Lifetime Withdrawal after the effective date of the benefit. On each Valuation Day (the "Current Valuation Day"), the Periodic Value is equal to the greater of:

(1) the Periodic Value for the immediately preceding business day (the "Prior Valuation Day") appreciated at the daily equivalent of 6% annually during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day (i.e., one day for successive Valuation Days, but more than one calendar day for Valuation Days that are separated by weekends and/or holidays), plus the amount of any Purchase Payment (including any associated Purchase Credits) made on the Current Valuation Day (the Periodic Value is proportionally reduced for any Non-Lifetime Withdrawal); and(2) the Unadjusted Account Value on the current Valuation Day.If you have not made a Lifetime Withdrawal on or before the 10th or 20th Anniversary of the effective date of the benefit, your Periodic Value on the 10th or 20th Anniversary of the benefit effective date is equal to the greater of:

(1) the Periodic Value described above or,

(2) the sum of (a), (b) and (c) below proportionally reduced for any Non-Lifetime Withdrawals: (a) 200% (on the 10th anniversary) or 400% (on the 20th anniversary) of the Unadjusted Account Value on the effective date of the benefit including any Purchase Payments (including any associated Purchase Credits) made on that day; (b) 200% (on the 10th anniversary) or 400% (on the 20th anniversary) of all Purchase Payments (including any associated Purchase Credits) made within one year following the effective date of the benefit; and
(c) all Purchase Payments (including any associated Purchase Credits) made after one year following the effective date of the benefit.

In the rider for this benefit, as respects the preceding paragraph, we use the term "Guaranteed Base Value" to refer to the Unadjusted Account Value on the effective date of the benefit, plus the amount of any "adjusted" Purchase Payments made within one year after the effective date of the benefit. "Adjusted" Purchase Payments means Purchase Payments we receive, increased by any Purchase Credits applied to your Account Value in relation to Purchase Payments, and decreased by any fees or tax charges deducted from such Purchase Payments upon allocation to the Annuity.

Once the first Lifetime Withdrawal is made, the Protected Withdrawal Value at any time is equal to the greater of (i) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for subsequent Purchase Payments (including any associated Purchase Credits) and reduced for subsequent Lifetime Withdrawals, and (ii) the highest daily Account Value upon any step-up, increased for subsequent Purchase Payments (including any associated Purchase Credits) and reduced for subsequent Lifetime Withdrawals (see below).

     KEY FEATURE - ANNUAL INCOME AMOUNT UNDER THE HIGHEST DAILY LIFETIME 6 PLUS BENEFIT

     The Annual Income Amount is equal to a specified percentage of the Protected Withdrawal Value. The percentage initially depends on the age of the Annuitant on the date of the first Lifetime Withdrawal after election of the benefit. The percentages are: 4% for ages 45 - less than 59 1/2; 5% for ages 59 1/2-79, and 6% for ages 80 or older. (Note that for purposes of the age tiers used with this benefit, we deem the Annuitant to have reached age 59 1/2 on the 183rd day after his/her 59th birthday). Under the Highest Daily Lifetime 6 Plus benefit, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year and also will reduce the Protected Withdrawal Value on a dollar-for-dollar basis. If your cumulative Lifetime Withdrawals in an Annuity Year are in excess of the Annual Income Amount ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to Required Minimum Distributions for this Annuity that comply with our rules) by the result of the ratio of the

     Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Excess Income also will reduce the Protected Withdrawal Value by the same ratio. WHEN YOU TAKE A WITHDRAWAL, YOU MAY REQUEST A GIVEN WITHDRAWAL AMOUNT (E.G., $2000) BUT THEN HAVE ANY CDSC AND/OR NEGATIVE MVA DEDUCTED FROM THE AMOUNT YOU ACTUALLY RECEIVE (THUS THE AMOUNT YOU ACTUALLY RECEIVE (E.G., $1800) WILL BE LESS THAN THE AMOUNT YOU DESIGNATED (E.G., $2000). THE PORTION OF SUCH A WITHDRAWAL THAT EXCEEDED YOUR ANNUAL INCOME AMOUNT (IF ANY) WOULD BE TREATED AS EXCESS INCOME AND THUS WOULD REDUCE YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS. ALTERNATIVELY, YOU MAY REQUEST THAT A SPECIFIC WITHDRAWAL AMOUNT ACTUALLY BE PAID TO YOU (E.G., $2000), WITH THE UNDERSTANDING THAT ANY CDSC AND/OR NEGATIVE MVA (E.G., $200) BE DEDUCTED FROM YOUR REMAINING UNADJUSTED ACCOUNT VALUE. IN THE LATTER SCENARIO, WE DETERMINE WHETHER ANY PORTION OF THE WITHDRAWAL IS TO BE TREATED AS EXCESS INCOME BY LOOKING TO THE SUM OF THE NET AMOUNT YOU ACTUALLY RECEIVE (E.G., $2000) AND THE AMOUNT OF ANY CDSC AND/OR NEGATIVE MVA (IN THIS EXAMPLE, A TOTAL OF $2200). THE AMOUNT OF THAT SUM ($2200 IN THIS HYPOTHETICAL EXAMPLE) THAT EXCEEDS YOUR ANNUAL INCOME AMOUNT WILL BE TREATED AS EXCESS INCOME - THEREBY REDUCING YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS. IN GENERAL, ONCE A WITHDRAWAL IS TREATED AS EXCESS INCOME, REGARDLESS OF WHETHER A CDSC IS ASSESSED, WE WILL PROPORTIONALLY REDUCE YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS.

You may use the Systematic Withdrawal program to make withdrawals of the Annual Income Amount. Any systematic withdrawal will be deemed a Lifetime Withdrawal under this benefit.

Any Purchase Payment that you make subsequent to the election of Highest Daily Lifetime 6 Plus and subsequent to the first Lifetime Withdrawal will (i) increase the then-existing Annual Income Amount by an amount equal to a percentage of the Purchase Payment (including any associated Purchase Credits) based on the age of the Annuitant at the time of the first Lifetime Withdrawal (the percentages are: 4% for ages 45 - less than 59 1/2; 5% for ages 59 1/2-79 and 6% for ages 80 and older) and (ii) increase the Annual Income Amount by an amount obtained by applying the applicable Annual Income percentage to the Purchase Payment (including any associated Purchase Credits).

If your Annuity permits additional Purchase Payments, we may limit any additional Purchase Payment(s) if we determine that as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the Annual Income Amount is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s). We reserve the right to not accept additional Purchase Payments if we are not then offering this benefit for new elections. We will exercise such reservation of right for all annuity purchasers in the same class in a nondiscriminatory manner.

HIGHEST DAILY AUTO STEP-UP

An automatic step-up feature ("Highest Daily Auto Step-Up") is part of Highest Daily Lifetime 6 Plus. As detailed in this paragraph, the Highest Daily Auto Step-Up feature can result in a larger Annual Income Amount subsequent to your first Lifetime Withdrawal. The Highest Daily Auto Step-Up starts with the anniversary of the Issue Date of the Annuity (the "Annuity Anniversary") immediately after your first Lifetime Withdrawal under the benefit. Specifically, upon the first such Annuity Anniversary, we identify the Unadjusted Account Value on each Valuation Day within the immediately preceding Annuity Year after your first Lifetime Withdrawal. Having identified the highest daily value (after all daily values have been adjusted for subsequent Purchase Payments and withdrawals), we then multiply that value by a percentage that varies based on the age of the Annuitant on the Annuity Anniversary as of which the step-up would occur. The percentages are: 4% for ages 45 - less than 59 1/2; 5% for ages 59 1/2-79, and 6% for ages 80 and older. If that value exceeds the existing Annual Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Annual Income Amount intact. We will not automatically increase your Annual Income Amount solely as a result of your entering a new age-based percentage. The Unadjusted Account Value on the Annuity Anniversary is considered the last daily step-up value of the Annuity Year. All daily valuations and annual step-ups will only occur on a Valuation Day. In later years (i.e., after the first Annuity Anniversary after the first Lifetime Withdrawal), we determine whether an automatic step-up should occur on each Annuity Anniversary, by performing a similar examination of the Unadjusted Account Values that occurred on Valuation Days during the year. Taking Lifetime Withdrawals could produce a greater difference between your Protected Withdrawal Value and your Unadjusted Account Value, which may make a Highest Daily Auto Step-up less likely to occur. At the time that we increase your Annual Income Amount, we also increase your Protected Withdrawal Value to equal the highest daily value upon which your step-up was based only if that results in an increase to the Protected Withdrawal Value. Your Protected Withdrawal Value will never be decreased as a result of an income step-up. If, on the date that we implement a Highest Daily Auto Step-Up to your Annual Income Amount, the charge for Highest Daily Lifetime 6 Plus has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Prior to increasing your charge for Highest Daily Lifetime 6 Plus upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature. If you receive notice of a proposed step-up and accompanying fee increase, you should consult with your Financial Professional and carefully evaluate whether the amount of the step-up justifies the increased fee to which you will be subject. Any such increased charge will not be greater than the maximum charge set forth in the table entitled "Your Optional Benefit Fees and Charges." If you are enrolled in a Systematic Withdrawal program, we will not automatically increase the withdrawal amount when there is an increase to the Annual Income Amount. You must notify us in order to increase the withdrawal amount of any Systematic Withdrawal program.

The Highest Daily Lifetime 6 Plus benefit does not affect your ability to take withdrawals under your Annuity, or limit your ability to take withdrawals that exceed the Annual Income Amount. Under Highest Daily Lifetime 6 Plus, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative Lifetime Withdrawals in any Annuity Year are less than the Annual Income Amount, you cannot carry over the unused portion of the Annual Income Amount to subsequent Annuity Years.

Because each of the Protected Withdrawal Value and Annual Income Amount is determined in a way that is not solely related to Unadjusted Account Value, it is possible for the Unadjusted Account Value to fall to zero, even though the Annual Income Amount remains.

Examples of dollar-for-dollar and proportional reductions, and the Highest Daily Auto Step-Up are set forth below. The values shown here are purely hypothetical, and do not reflect the charges for the Highest Daily Lifetime 6 Plus benefit or any other fees and charges under the Annuity. Assume the following for all three examples:

..    The Issue Date is November 1, 2010

..    The Highest Daily Lifetime 6 Plus benefit is elected on August 1, 2011

..    The Annuitant was 70 years old when he/she elected the Highest Daily
     Lifetime 6 Plus benefit.

EXAMPLE OF DOLLAR-FOR-DOLLAR REDUCTIONS

On October 24, 2011, the Protected Withdrawal Value is $120,000, resulting in an Annual Income Amount of $6,000 (since the designated life is between the ages of 59 1/2 and 79 at the time of the first Lifetime Withdrawal, the Annual Income Amount is 5% of the Protected Withdrawal Value, in this case 5% of $120,000). Assuming $2,500 is withdrawn from the Annuity on this date, the remaining Annual Income Amount for that Annuity Year (up to and including October 31, 2011) is $3,500. This is the result of a dollar-for-dollar reduction of the Annual Income Amount ($6,000 less $2,500 = $3,500).

EXAMPLE OF PROPORTIONAL REDUCTIONS

Continuing the previous example, assume an additional withdrawal of $5,000 occurs on October 27, 2011 and the Unadjusted Account Value at the time and immediately prior to this withdrawal is $118,000. The first $3,500 of this withdrawal reduces the Annual Income Amount for that Annuity Year to $0. The remaining withdrawal amount of $1,500 - reduces the Annual Income Amount in future Annuity Years on a proportional basis based on the ratio of the excess withdrawal to the Unadjusted Account Value immediately prior to the excess withdrawal. (Note that if there are other future withdrawals in that Annuity Year, each would result in another proportional reduction to the Annual Income Amount).

     Here is the calculation:

Unadjusted Account Value before Lifetime Withdrawal ...................   $118,000.00
Less amount of "non" excess withdrawal ................................   $  3,500.00
Unadjusted Account Value immediately before excess withdrawal of
$1,500 ................................................................   $114,500.00
Excess withdrawal amount ..............................................   $   1500.00

Ratio .................................................................          1.31%
Annual Income Amount ..................................................   $  6,000.00
Less ratio of 1.31% ...................................................   $     78.60
Annual Income Amount for future Annuity Years .........................   $  5,921.40

EXAMPLE OF HIGHEST DAILY AUTO STEP-UP

On each Annuity Anniversary date after the first Lifetime Withdrawal, the Annual Income Amount is stepped-up if the appropriate percentage (based on the Annuitant's age on that Annuity Anniversary) of the highest daily value since your first Lifetime Withdrawal (or last Annuity Anniversary in subsequent years), adjusted for withdrawals and additional Purchase Payments (including any associated Purchase Credits), is higher than the Annual Income Amount, adjusted for excess withdrawals and additional Purchase Payments (including any associated Purchase Credits).

Continuing the same example as above, the Annual Income

Amount for this Annuity Year is $6,000. However, the excess withdrawal on October 27 reduces the amount to $5,921.40 for future years (see above). For the next Annuity Year, the Annual Income Amount will be stepped up if 5% (since the designated life is between 59 1/2 and 79 on the date of the potential step-up) of the highest daily Account Value adjusted for withdrawals and Purchase Payments (including any associated Purchase Credits), is higher than $5,921.40. Here are the calculations for determining the daily values. Only the October 26 value is being adjusted for excess withdrawals as the October 28 and October 31 Valuation Days occur after the excess withdrawal on October 27.

                                   Highest Daily Value
                                      (adjusted for            Adjusted Annual
                    Unadjusted   withdrawal and Purchase  Income Amount (5% of the
Date*             Account value         Payments)**          Highest Daily Value)
-----             -------------  -----------------------  ------------------------
October 26, 2011   $119,000.00          $119,000.00              $5,950.00
October 27, 2011   $113,000.00          $113,986.95              $5,699.35
October 28, 2011   $113,000.00          $113,986.95              $5,699.35
October 31, 2011   $119,000.00          $119,000.00              $5,950.00

* In this example, the Annuity Anniversary date is November 1. The Valuation Dates are every day following the first Lifetime Withdrawal. In subsequent Annuity Years Valuation Dates will be the Annuity Anniversary and every day following the Annuity Anniversary. The Annuity Anniversary Date of November 1 is considered the first Valuation Date in the Annuity Year.

** In this example, the first daily value after the first Lifetime Withdrawal is $119,000 on October 26, resulting in an adjusted Annual Income Amount of $5,950.00. This amount is adjusted on October 27 to reflect the $5,000 withdrawal. The calculations for the adjustments are:

     . The Unadjusted Account Value of $119,000 on October 26 is first reduced dollar-for-dollar by $3,500 ($3,500 is the remaining Annual Income Amount for the Annuity Year), resulting in Unadjusted Account Value of $115,500 before the excess withdrawal.

     . This amount ($115,500) is further reduced by 1.31% (this is the ratio in the above example which is the excess withdrawal divided by the Unadjusted Account Value immediately preceding the excess withdrawal) resulting in a Highest Daily Value of $113,986.95.

     . The Unadjusted Annual Income Amount is carried forward to the next Valuation Date of October 28. At this time, we compare this amount to 5% of the Unadjusted Account Value on October 28. Since the October 27 adjusted Annual Income Amount of $5,699.35 is higher than $5,650.00 (5% of $113,000), we continue to carry $5,699.35 forward to the next and final Valuation Date of October 31. The Unadjusted Account Value on October 31 is $119,000 and 5% of this amount is $5,950. Since this is higher than $5,699.35, the adjusted Annual Income Amount is reset to $5,950.00.

In this example, 5% of the October 31 value results in the highest amount of $5,950.00. Since this amount is higher than the current year's Annual Income Amount of $5,921.40 (adjusted for excess withdrawals), the Annual Income Amount for the next Annuity Year, starting on November 1, 2011 and continuing through October 31, 2012, will be stepped-up to $5,950.00.

NON-LIFETIME WITHDRAWAL FEATURE

You may take a one-time non-lifetime withdrawal ("Non-Lifetime Withdrawal") under Highest Daily Lifetime 6 Plus. It is an optional feature of the benefit that you can only elect at the time of your first withdrawal. The amount of the Non-Lifetime Withdrawal cannot be more than the amount that would cause the Annuity to be taken below the minimum Surrender Value after a withdrawal for your Annuity. This Non-Lifetime Withdrawal will not establish your initial Annual Income Amount and the Periodic Value described above will continue to be calculated. However, the total amount of the withdrawal will proportionally reduce all guarantees associated with the Highest Daily Lifetime 6 Plus benefit. You must tell us at the time you take the withdrawal if your withdrawal is intended to be the Non-Lifetime Withdrawal and not the first Lifetime Withdrawal under the Highest Daily Lifetime 6 Plus benefit. If you don't elect the Non-Lifetime Withdrawal, the first withdrawal you make will be the first Lifetime Withdrawal that establishes your Protected Withdrawal Value and Annual Income Amount. Once you elect to take the Non-

Lifetime Withdrawal or Lifetime Withdrawals, no additional Non-Lifetime Withdrawals may be taken.

The Non-Lifetime Withdrawal will proportionally reduce the Protected Withdrawal Value and the Periodic Value guarantees on the tenth and twentieth anniversaries of the benefit effective date, described above, by the percentage the total withdrawal amount (including any applicable CDSC and any applicable MVA) represents of the then current Unadjusted Account Value immediately prior to the withdrawal.

If you are participating in a Systematic Withdrawal program, the first withdrawal under the program cannot be classified as the Non-Lifetime Withdrawal.

EXAMPLE - NON-LIFETIME WITHDRAWAL (PROPORTIONAL REDUCTION)

This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of the Non-Lifetime Withdrawal under this benefit. Assume the following: The Issue Date is December 1, 2010

     .    The Highest Daily Lifetime 6 Plus benefit is elected on September 1,
          2011

     .    The Account Value at benefit election was $105,000

     . The Annuitant was 70 years old when he/she elected the Highest Daily Lifetime 6 Plus benefit

     . No previous withdrawals have been taken under the Highest Daily Lifetime 6 Plus benefit

On October 3, 2011, the Protected Withdrawal Value is $125,000, the 10th benefit year minimum Periodic Value guarantee is $210,000, and the 20th benefit year minimum Periodic Value guarantee is $420,000, and the Account Value is $120,000. Assuming $15,000 is withdrawn from the Annuity on October 3, 2011 and is designated as a Non-Lifetime Withdrawal, all guarantees associated with the Highest Daily Lifetime 6 Plus benefit will be reduced by the ratio the total withdrawal amount represents of the Account Value just prior to the withdrawal being taken.

HERE IS THE CALCULATION:

Withdrawal amount .......................................   $ 15,000
Divided by Account Value before withdrawal ..............   $120,000
Equals ratio ............................................       12.5%
All guarantees will be reduced by the above ratio (12.5%)
Protected Withdrawal Value ..............................   $109,375
10th benefit year Minimum Periodic Value ................   $183,750
20th benefit year Minimum Periodic Value ................   $367,500

REQUIRED MINIMUM DISTRIBUTIONS

Withdrawals that exceed the Annual Income Amount, but which you are required to take as a Required Minimum Distribution for this Annuity, will not reduce the Annual Income Amount for future years. No additional Annual Income Amounts will be available in an Annuity Year due to Required Minimum Distributions unless the Required Minimum Distribution amount is greater than the Annual Income Amount. Unless designated as a Non-Lifetime Withdrawal, Required Minimum Distributions are considered Lifetime Withdrawals. If you take a withdrawal in an Annuity Year in which your Required Minimum Distributions for that year is not greater than the Annual Income Amount, and the amount of the withdrawal exceeds the remaining Annual Income Amount for that year, we will treat the withdrawal as a withdrawal of Excess Income. Such a withdrawal of Excess Income will reduce the Annual Income Amount available in future years. If the Required Minimum Distribution (as calculated by us for your Annuity and not previously withdrawn in the current calendar year) is greater than the Annual Income Amount, an amount equal to the remaining Annual Income Amount plus the difference between the Required Minimum Distribution amount not previously withdrawn in the current calendar year and the Annual Income Amount will be available in the current Annuity Year without it being considered a withdrawal of Excess Income. In the event that a Required Minimum Distribution is calculated in a calendar year that crosses more than one Annuity Year and you choose to satisfy the entire Required Minimum Distribution for that calendar year in the next Annuity Year, the distribution taken in the next Annuity Year will reduce your Annual Income Amount in that Annuity Year by the amount of the distribution. If the Required Minimum Distribution not taken in the prior Annuity Year is greater than the Annual Income Amount as guaranteed by the benefit in the current Annuity Year, the total Required Minimum Distribution amount may be taken without being treated as a withdrawal of Excess Income.

EXAMPLE - REQUIRED MINIMUM DISTRIBUTIONS

The following example is purely hypothetical and is intended to illustrate a scenario in which the Required Minimum Distribution amount in a given Annuity Year is greater than the Annual Income Amount

Annual Income Amount = $5,000
Remaining Annual Income Amount = $3,000
Required Minimum Distribution = $6,000

The amount you may withdraw in the current Annuity Year without it being treated as an Excess Withdrawal is $4,000: ($3,000 + ($6,000 - $5,000) = $4,000).

If the $4,000 withdrawal is taken, the remaining Annual Income Amount will be zero and the remaining required minimum distribution amount of $2,000 may be taken in the subsequent Annuity Year (when your Annual Income Amount is reset to $5,000) without proportionally reducing all of the guarantees associated with the Highest Daily Lifetime 6 Plus benefit as described above. The amount you may withdraw in the subsequent Annuity Year if you stop taking withdrawals in the current Annuity Year and choose not to satisfy the Required Minimum Distribution in the current Annuity Year (assuming the Annual Income Amount in the subsequent Annuity Year is $5,000), without being treated as a withdrawal of Excess Income is $6,000. This withdrawal must comply with all IRS guidelines in order to satisfy the Required Minimum Distribution for the current calendar year.

BENEFITS UNDER HIGHEST DAILY LIFETIME 6 PLUS

..    To the extent that your Unadjusted Account Value was reduced to zero as a result of cumulative Lifetime Withdrawals in an Annuity Year that are less than or equal to the Annual Income Amount, and amounts are still payable under Highest Daily Lifetime 6 Plus, we will make an additional payment, if any, for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Unadjusted Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this section. We will make payments until the death of the single designated life. After the Unadjusted Account Value is reduced to zero, you will not be permitted to make additional Purchase Payments to your Annuity. TO THE EXTENT THAT CUMULATIVE WITHDRAWALS IN THE ANNUITY YEAR THAT REDUCED YOUR UNADJUSTED ACCOUNT VALUE TO ZERO ARE MORE THAN THE ANNUAL INCOME AMOUNT, THE HIGHEST DAILY LIFETIME 6 PLUS BENEFIT TERMINATES, AND NO ADDITIONAL PAYMENTS ARE MADE. HOWEVER, IF A WITHDRAWAL IN THE LATTER SCENARIO WAS TAKEN TO SATISFY A REQUIRED MINIMUM DISTRIBUTION (AS DESCRIBED ABOVE) UNDER THE ANNUITY, THEN THE BENEFIT WILL NOT TERMINATE, AND WE WILL CONTINUE TO PAY THE ANNUAL INCOME AMOUNT IN SUBSEQUENT ANNUITY YEARS UNTIL THE DEATH OF THE DESIGNATED LIFE.

..    Please note that if your Unadjusted Account Value is reduced to zero, all subsequent payments will be treated as annuity payments. Further, payments that we make under this benefit after the Latest Annuity Date will be treated as annuity payments.

..    If annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving annuity payments and there is an Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options: (1) apply your Unadjusted Account Value, less any applicable tax charges, to any annuity option available; or (2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. If this option is elected, the Annual Income Amount will not increase after annuity payments have begun. We will make payments until the death of the single designated life. We must receive your request in a form acceptable to us at our office. If applying your Unadjusted Account Value, less any applicable tax charges, to the life-only annuity payment rates results in a higher annual payment, we will give you the higher annual payment.

..    In the absence of an election when mandatory annuity payments are to begin we currently make annual annuity payments in the form of a single life fixed annuity with eight payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. We reserve the right at any time to increase or decrease the period certain in order to comply with the Code (e.g., to shorten the period certain to match life expectancy under applicable Internal Revenue Service tables). The amount that will be applied to provide such annuity payments will be the greater of:

..    (1) the present value of the future Annual Income Amount payments. Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and (2) the Unadjusted Account Value.

If no Lifetime Withdrawal was ever taken, we will calculate the Annual Income Amount as if you made your first Lifetime Withdrawal on the date the annuity payments are to begin.

OTHER IMPORTANT CONSIDERATIONS

..    Withdrawals under the Highest Daily Lifetime 6 Plus benefit are subject to all of the terms and conditions of the Annuity, including any applicable CDSC. Withdrawals made while the Highest Daily Lifetime 6 Plus Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Any withdrawals made under the benefit will be taken pro rata from the Sub-accounts (including the AST Investment Grade Bond Sub-account) and the DCA MVA Options. If you have an active Systematic

     Withdrawal program running at the time you elect this benefit, the program must withdraw funds pro-rata. The first Systematic Withdrawal that processes after your election of the benefit will be deemed a Lifetime Withdrawal. You cannot allocate Purchase Payments or transfer Unadjusted Account Value to or from the AST Investment Grade Bond Sub-account. A summary description of the AST Investment Grade Bond Portfolio appears within the section entitled "Investment Objectives and Policies of The Portfolios." You can find a copy of the AST Investment Grade Bond Portfolio prospectus by going to www.prudentialannuities.com.

..    Transfers to and from the Sub-accounts, the DCA MVA Options, and the AST
     Investment Grade Bond Sub-account triggered by the Highest Daily Lifetime 6 Plus mathematical formula will not count toward the maximum number of free transfers allowable under an Annuity.

..    Upon inception of the benefit, 100% of your Unadjusted Account Value must be allocated to the Permitted Sub-accounts. We may amend the Permitted Sub-accounts from time to time. Changes to the Permitted Sub-accounts, or to the requirements as to how you may allocate your Account Value with this benefit, will apply to new elections of the benefit and may apply to current participants in the benefit. To the extent that changes apply to current participants in the benefit, they will only apply upon re-allocation of Account Value, or upon addition of subsequent Purchase Payments. That is, we will not require such current participants to re-allocate Account Value to comply with any new requirements.

..    If you elect this benefit and in connection with that election, you are required to reallocate to different Sub-accounts, then on the Valuation Day we receive your request in Good Order, we will (i) sell Units of the non-permitted Investment Options and (ii) invest the proceeds of those sales in the Sub-accounts that you have designated. During this reallocation process, your Unadjusted Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The newly-elected benefit will commence at the close of business on the following Valuation Day. Thus, the protection afforded by the newly-elected benefit will not arise until the close of business on the following Valuation Day.

..    The current charge for Highest Daily Lifetime 6 Plus is 0.85% annually of the greater of the Unadjusted Account Value and Protected Withdrawal Value. The maximum charge for Highest Daily Lifetime 6 Plus is 1.50% annually of the greater of the Unadjusted Account Value and Protected Withdrawal Value. As discussed in "Highest Daily Auto Step-Up" above, we may increase the fee upon a step-up under this benefit. We deduct this charge on quarterly anniversaries of the benefit effective date, based on the values on the last Valuation Day prior to the quarterly anniversary. Thus, we deduct, on a quarterly basis, 0.2125% of the greater of the prior Valuation Day's Unadjusted Account Value and the prior Valuation Day's Protected Withdrawal Value. We deduct the fee pro rata from each of your Sub-accounts, including the AST Investment Grade Bond Sub-account.

If the deduction of the charge would result in the Unadjusted Account Value falling below the lesser of $500 or 5% of the sum of the Unadjusted Account Value on the effective date of the benefit plus all Purchase Payments made subsequent thereto (and any associated Purchase Credits) (we refer to this as the "Account Value Floor"), we will only deduct that portion of the charge that would not cause the Unadjusted Account Value to fall below the Account Value Floor. If the Unadjusted Account Value on the date we would deduct a charge for the benefit is less than the Account Value Floor, then no charge will be assessed for that benefit quarter. Charges deducted upon termination of the benefit may cause the Unadjusted Account Value to fall below the Account Value Floor. If a charge for the Highest Daily Lifetime 6 Plus benefit would be deducted on the same day we process a withdrawal request, the charge will be deducted first, then the withdrawal will be processed. The withdrawal could cause the Unadjusted Account Value to fall below the Account Value Floor. While the deduction of the charge (other than the final charge) may not reduce the Unadjusted Account Value to zero, withdrawals may reduce the Unadjusted Account Value to zero. If this happens and the Annual Income Amount is greater than zero, we will make payments under the benefit.

ELECTION OF AND DESIGNATIONS UNDER THE BENEFIT

For Highest Daily Lifetime 6 Plus, there must be either a single Owner who is the same as the Annuitant, or if the Annuity is entity owned, there must be a single natural person Annuitant. In either case, the Annuitant must be at least 45 years old. Any change of the Annuitant under the Annuity will result in cancellation of Highest Daily Lifetime 6 Plus. Similarly, any change of Owner will result in cancellation of Highest Daily Lifetime 6 Plus, except if (a) the new Owner has the same taxpayer identification number as the previous Owner, (b) ownership is transferred from a custodian to the Annuitant, or vice versa or (c) ownership is transferred from one entity to another entity that is satisfactory to us.

Highest Daily Lifetime 6 Plus can be elected at the time that you purchase your Annuity or after the Issue Date, subject to its availability, and our eligibility rules and restrictions. If you elect Highest Daily Lifetime 6 Plus and terminate it, you can re-elect it, subject to our current rules and availability. See "Termination of Existing Benefits and Election of New Benefits" for information pertaining to elections, termination and re-election of benefits. PLEASE NOTE THAT IF YOU TERMINATE A LIVING BENEFIT AND ELECT HIGHEST DAILY LIFETIME 6 PLUS, YOU LOSE THE GUARANTEES THAT YOU HAD ACCUMULATED UNDER YOUR EXISTING BENEFIT AND YOUR GUARANTEES UNDER HIGHEST DAILY LIFETIME 6 PLUS WILL BE BASED ON THE

UNADJUSTED ACCOUNT VALUE ON THE EFFECTIVE DATE OF HIGHEST DAILY LIFETIME 6 PLUS. You should consult with your Financial Professional and carefully consider whether terminating your existing benefit and electing Highest Daily Lifetime 6 Plus is appropriate for you. We reserve the right to waive, change and/or further limit the election frequency in the future.

If you wish to elect this benefit and you are currently participating in a systematic withdrawal program, amounts withdrawn under the program must be taken on a pro rata basis from your Annuity's Sub-accounts (i.e., in direct proportion to the proportion that each such Sub-account bears to your total Account Value) in order for you to be eligible for the benefit. Thus, you may not elect Highest Daily Lifetime 6 Plus so long as you participate in a systematic withdrawal program in which withdrawals are not taken pro rata.

TERMINATION OF THE BENEFIT

You may terminate Highest Daily Lifetime 6 Plus at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election may apply.

THE BENEFIT AUTOMATICALLY TERMINATES UPON THE FIRST TO OCCUR OF THE FOLLOWING:

(I) YOUR TERMINATION OF THE BENEFIT,

(II) YOUR SURRENDER OF THE ANNUITY,

(III) YOUR ELECTION TO BEGIN RECEIVING ANNUITY PAYMENTS (ALTHOUGH IF YOU HAVE ELECTED TO RECEIVE THE ANNUAL INCOME AMOUNT IN THE FORM OF ANNUITY PAYMENTS, WE WILL CONTINUE TO PAY THE ANNUAL INCOME AMOUNT),

(IV) OUR RECEIPT OF DUE PROOF OF DEATH OF THE OWNER OR ANNUITANT (FOR ENTITY-OWNED ANNUITIES)

(V) BOTH THE UNADJUSTED ACCOUNT VALUE AND ANNUAL INCOME AMOUNT EQUAL ZERO, OR

(VI) YOU CEASE TO MEET OUR REQUIREMENTS AS DESCRIBED IN "ELECTION OF AND DESIGNATIONS UNDER THE BENEFIT" ABOVE.

Upon termination of Highest Daily Lifetime 6 Plus other than upon the death of the Annuitant or Annuitization, we impose any accrued fee for the benefit (i.e., the fee for the pro-rated portion of the year since the fee was last assessed), and thereafter we cease deducting the charge for the benefit. This final charge will be deducted even if it results in the Unadjusted Account Value falling below the Account Value Floor. With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the Permitted Sub-accounts, and (ii) unless you are participating in an asset allocation program (i.e., Custom Portfolios Program, or 6 or 12 Month DCA Program for which we are providing administrative support), transfer all amounts held in the AST Investment Grade Bond Sub-account to your variable Investment Options, pro rata (i.e. in the same proportion as the current balances in your variable Investment Options). If, prior to the transfer from the AST Investment Grade Bond Sub-account, the Unadjusted Account Value in the variable Investment Options is zero, we will transfer such amounts to the AST Money Market Sub-account.

If a surviving spouse elects to continue the Annuity, the Highest Daily Lifetime 6 Plus benefit terminates upon Due Proof of Death. The spouse may newly elect the benefit subject to the restrictions discussed above.

HOW HIGHEST DAILY LIFETIME 6 PLUS/SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS TRANSFERS UNADJUSTED ACCOUNT VALUE BETWEEN YOUR PERMITTED SUB-ACCOUNTS AND THE AST INVESTMENT GRADE BOND SUB-ACCOUNT

An integral part of Highest Daily Lifetime 6 Plus (including Highest Daily Lifetime 6 Plus with LIA and Spousal Highest Daily Lifetime 6 Plus) is the pre-determined mathematical formula used to transfer Unadjusted Account Value between the Permitted Sub-accounts and a specified bond fund within the Advanced Series Trust (the "AST Investment Grade Bond Sub-account"). The AST Investment Grade Bond Sub-account is available only with this benefit, and thus you may not allocate Purchase Payments to or make transfers to or from the AST Investment Grade Bond Sub-account. The formula monitors your Unadjusted Account Value daily and, if dictated by the formula, systematically transfers amounts between the Permitted Sub-accounts you have chosen and the AST Investment Grade Bond Sub-account. The formula is set forth in Appendix C (and is described below).

As indicated above, we limit the Sub-accounts to which you may allocate Unadjusted Account Value if you elect Highest Daily Lifetime 6 Plus. For purposes of these benefits, we refer to those permitted Investment Options as the "Permitted Sub-accounts". Subject to availability, you may also choose to allocate Purchase Payments while this program is in effect to the DCA MVA Options utilized with our 6 or 12 Month Dollar Cost Averaging Program ("6 or 12 Month DCA Program"). If you are participating in Highest Daily Lifetime 6 Plus and also are participating in the 6 or 12 Month DCA Program, and the formula under the benefit dictates a transfer from the Permitted Sub-accounts to the AST Investment Grade Bond Sub-account, then the amount to be transferred will be taken entirely from the Sub-accounts, provided there is sufficient Unadjusted Account Value in those Sub-accounts to meet the required transfer amount. Only if there is insufficient Unadjusted Account Value in those Sub-accounts will an amount be withdrawn from the DCA MVA Options. For purposes of the discussion below concerning transfers from the Permitted Sub-accounts to the AST Investment Grade Bond Sub-account, amounts held within the DCA MVA Options are included within the term "Permitted Sub-accounts". Thus, amounts may be transferred from the DCA MVA Options in the circumstances described above and in the section of the prospectus entitled 6 or 12 Month Dollar Cost Averaging Program. Any transfer dictated by the formula out of the AST Investment Grade Bond Sub-account will only be transferred to the Permitted Sub-accounts, not the DCA MVA Options. We will not assess any Market Value Adjustment with respect to transfers under the formula from the DCA MVA Options.

Speaking generally, the formula, which is applied each Valuation Day, operates as follows. The formula starts by identifying an income basis for that day and then multiplies that figure by 5%, to produce a projected (i.e., hypothetical) income amount. Note that 5% is used in the formula, irrespective of the Annuitant's attained age. Then it produces an estimate of the total amount targeted in our allocation model, based on the projected income amount and factors set forth in the formula. In the formula, we refer to that value as the "Target Value" or "L". If you have already made a withdrawal, your projected income amount (and thus your Target Value) would take into account any automatic step-up, any subsequent Purchase Payments (including any associated Purchase Credits with respect to the X Series), and any excess withdrawals. Next, the formula subtracts from the Target Value the amount held within the AST Investment Grade Bond Sub-account on that day, and divides that difference by the amount held within the Permitted Sub-accounts That ratio, which essentially isolates the amount of your Target Value that is not offset by amounts held within the AST Investment Grade Bond Sub-account, is called the "Target Ratio" or "r". If, on each of three consecutive Valuation Days, the Target Ratio is greater than 83% but less than or equal to 84.5%, the formula will, on such third Valuation Day, make a transfer from the Permitted Sub-accounts in which you are invested (subject to the 90% cap discussed below) to the AST Investment Grade Bond Sub-account. As discussed above, if all or a portion of your Unadjusted Account Value is allocated to one or more DCA MVA Options at the time a transfer to the AST Investment Grade Bond Sub-account is required under the formula, we will first look to process the transfer from the Permitted Sub-accounts, other than the DCA MVA Options. If the amount allocated to the Permitted Sub-accounts is insufficient to satisfy the transfer, then any remaining amounts will be transferred from the DCA MVA Options. Once a transfer is made, the three consecutive Valuation Days begin again. If, however, on any Valuation Day, the Target Ratio is above 84.5%, the formula will make a transfer from the Permitted Sub-accounts (subject to the 90% cap) to the AST Investment Grade Bond Sub-account (as described above). If the Target Ratio falls below 78% on any Valuation Day, then a transfer from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts (excluding the DCA MVA Options) will occur.

The formula will not execute a transfer to the AST Investment Grade Bond Sub-account that results in more than 90% of your Unadjusted Account Value being allocated to the AST Investment Grade Bond Sub-account ("90% cap") on that Valuation Day. Thus, on any Valuation Day, if the formula would require a transfer to the AST Investment Grade Bond Sub-account that would result in more than 90% of the Unadjusted Account Value being allocated to the AST Investment Grade Bond Sub-account, only the amount that results in exactly 90% of the Unadjusted Account Value being allocated to the AST Investment Grade Bond Sub-account will be transferred. Additionally, future transfers into the AST Investment Grade Bond Sub-account will not be made (regardless of the performance of the AST Investment Grade Bond Sub-account and the Permitted Sub-accounts) at least until there is first a transfer out of the AST Investment Grade Bond Sub-account. Once this transfer occurs out of the AST Investment Grade Bond Sub-account, future amounts may be transferred to or from the AST Investment Grade Bond Sub-account if dictated by the formula (subject to the 90% cap). At no time will the formula make a transfer to the AST Investment Grade Bond Sub-account that results in greater than 90% of your Unadjusted Account Value being allocated to the AST Investment Grade Bond Sub-account. However, it is possible that, due to the investment performance of your allocations in the AST Investment Grade Bond Sub-account and your allocations in the Permitted Sub-accounts you have selected, your Unadjusted Account Value could be more than 90% invested in the AST Investment Grade Bond Sub-account.

If you make additional Purchase Payments to your Annuity while the 90% cap is in effect, the formula will not transfer any of such additional Purchase Payments to the AST Investment Grade Bond Sub-account at least until there is first a transfer out of the AST Investment Grade Bond Sub-account, regardless of how much of your Unadjusted Account Value is in the Permitted Sub-accounts. This means that there could be scenarios under which, because of the additional Purchase Payments you make, less than 90% of your entire Unadjusted Account Value is allocated to the AST Investment Grade Bond Sub-account, and the formula will still not transfer any of your Unadjusted Account Value to the AST Investment Grade Bond Sub-account (at least until there is first a transfer out of the AST Investment Grade Bond Sub-account). For example,

..    September 1, 2010 - a transfer is made to the AST Investment Grade Bond
     Sub-account that results in the 90% cap being met and now $90,000 is allocated to the AST Investment Grade Bond Sub-account and $10,000 is allocated to the Permitted Sub-accounts.

..    September 2, 2010 - you make an additional Purchase Payment of $10,000. No transfers have been made from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts since the cap went into effect on September 1, 2010.

..    On September 2, 2010 - (and at least until first a transfer is made out of the AST Investment Grade Bond Sub-account under the formula) - the $10,000 payment is allocated to the Permitted Sub-accounts and on this date you have 82% in the AST Investment Grade Bond Sub-account and 18% in the Permitted Sub-accounts (such that $20,000 is allocated to the Permitted Sub-accounts and $90,000 to the AST Investment Grade Bond Sub-account).

..    Once there is a transfer out of the AST Investment Grade Bond Sub-account
     (of any amount), the formula will operate as described above, meaning that the formula could transfer amounts to or from the AST Investment Grade Bond Sub-account if dictated by the formula (subject to the 90% cap).

Under the operation of the formula, the 90% cap may come into and out of effect multiple times while you participate in the benefit. We will continue to monitor your Unadjusted Account Value daily and, if dictated by the formula, systematically transfer amounts between the Permitted Sub-accounts you have chosen and the AST Investment Grade Bond Sub-account as dictated by the formula.

As you can glean from the formula, investment performance of your Unadjusted Account Value that is negative, flat, or even moderately positive may result in a transfer of a portion of your Unadjusted Account Value in the Permitted Sub-accounts to the AST Investment Grade Bond Sub-account because such investment performance will tend to increase the Target Ratio. Because the amount allocated to the AST Investment Grade Bond Sub-account and the amount allocated to the Permitted Sub-accounts each is a variable in the formula, the investment performance of each affects whether a transfer occurs for your Annuity. In deciding how much to transfer, we use another formula, which essentially seeks to re-balance amounts held in the Permitted Sub-accounts and the AST Investment Grade Bond Sub-account so that the Target Ratio meets a target, which currently is equal to 80%. Once you elect Highest Daily Lifetime 6 Plus, the values we use to compare to the Target Ratio will be fixed. For newly-issued Annuities that elect Highest Daily Lifetime 6 Plus and existing Annuities that elect Highest Daily Lifetime 6 Plus in the future, however, we reserve the right to change such values.

Additionally, on each monthly Annuity Anniversary (if the monthly Annuity Anniversary does not fall on a Valuation Day, the next Valuation Day will be used), following all of the above described daily calculations, if there is money allocated to the AST Investment Grade Bond Sub-account, we will perform an additional monthly calculation to determine whether or not a transfer will be made from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts. This transfer will automatically occur provided that the Target Ratio, as described above, would be less than 83% after the transfer. The formula will not execute a transfer if the Target Ratio after this transfer would occur would be greater than or equal to 83%.

The amount of the transfer will be equal to the lesser of:

a) The total value of all your Unadjusted Account Value in the AST Investment Grade Bond Sub-account, or

b) An amount equal to 5% of your total Unadjusted Account Value.

While you are not notified when your Annuity reaches a transfer trigger under the formula, you will receive a confirmation statement indicating the transfer of a portion of your Unadjusted Account Value either to or from the AST Investment Grade Bond Sub-account. The formula by which the transfer operates is designed primarily to mitigate some of the financial risks that we incur in providing the guarantee under Highest Daily Lifetime 6 Plus and Spousal Highest Daily Lifetime 6 Plus. Depending on the results of the calculations of the formula, we may, on any Valuation Day:

     . Not make any transfer between the Permitted Sub-accounts and the AST Investment Grade Bond Sub-account; or

     . If a portion of your Unadjusted Account Value was previously allocated to the AST Investment Grade Bond Sub-account, transfer all or a portion of those amounts to the Permitted Sub-accounts (as described above); or

     . Transfer a portion of your Unadjusted Account Value in the Permitted Sub-accounts and the DCA MVA Options to the AST Investment Grade Bond Sub-account.

     The amount and timing of transfers to and from the AST Investment Grade Bond Sub-account pursuant to the formula depends upon a number of factors unique to your Annuity (and is not necessarily directly correlated with the securities markets, bond markets, or interest rates, in general) including:

     . The difference between your Unadjusted Account Value and your Protected Withdrawal Value;

     . How long you have owned Highest Daily Lifetime 6 Plus/Spousal Highest Daily Lifetime 6 Plus;

     .    The performance of the Permitted Sub-accounts you have chosen

     .    The performance of the AST Investment Grade Bond Sub-account;

     . The amount allocated to each of the Permitted Sub-accounts you have chosen;

     .    The amount allocated to the AST Investment Grade Bond Sub-account;

     .    Additional Purchase Payments, if any, you make to your Annuity; and

     . Withdrawals, if any, you take from your Annuity (withdrawals are taken pro rata from your Unadjusted Account Value).

At any given time, some, most or none of your Unadjusted Account Value will be allocated to the AST Investment Grade Bond Sub-account, as dictated by the formula.

The more of your Unadjusted Account Value that is allocated to the AST Investment Grade Bond Sub-account, the greater the impact of the performance of that Sub-account in determining whether (and how much) your Unadjusted Account Value is transferred back to the Permitted Sub-accounts. Further, it is possible under the formula that, if a significant portion of your Unadjusted Account Value is allocated to the AST Investment Grade Bond Sub-account and that Sub-account has good performance but the performance of your Permitted Sub-accounts is negative, that the formula might transfer your Unadjusted Account Value to the Permitted Sub-accounts. Similarly, the more you have allocated to the Permitted Sub-accounts, the greater the impact of the performance of those Permitted Sub-accounts will have on any transfer to the AST Investment Grade Bond Sub-account. If you make additional Purchase Payments to your Annuity, they will be allocated according to your allocation instructions. Once they are allocated to your Annuity, they will also be subject to the formula described above and therefore may be transferred to the AST Investment Grade Bond Portfolio, if dictated by the formula.

Any Unadjusted Account Value in the AST Investment Grade Bond Sub-account will not be available to participate in the investment experience of the Permitted Sub-accounts regardless of whether there is a subsequent Sub-account decline or market recovery until it is transferred out of the AST Investment Grade Bond Sub-account.

ADDITIONAL TAX CONSIDERATIONS

If you purchase an annuity as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)) or employer plan under Code Section 401(a), the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts beginning after age 70 1/2. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than five (5) percent Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount required under the Code may exceed the Annual Income Amount, which will cause us to increase the Annual Income Amount in any Annuity Year that Required Minimum Distributions due from your Annuity are greater than such amounts, as discussed above. In addition, the amount and duration of payments under the annuity payment provision may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution provisions under the tax law. As indicated, withdrawals made while this benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Please see the Tax Considerations section for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this benefit here. However, we do note that if you participate in Highest Daily Lifetime 6 Plus through a non-qualified annuity, as with all withdrawals, once all Purchase Payments are returned under the Annuity, all subsequent withdrawal amounts will be taxed as ordinary income.

HIGHEST DAILY LIFETIME 6 PLUS WITH LIFETIME INCOME ACCELERATOR (HD6 PLUS WITH
LIA)

We offer another version of Highest Daily Lifetime 6 Plus that we call Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator(sm) (HD6 Plus with LIA(sm)). Highest Daily Lifetime 6 Plus with LIA guarantees, until the death of the single designated life, the ability to withdraw an amount equal to double the Annual Income Amount (which we refer to as the "LIA Amount") if you meet the conditions set forth below. This version is only being offered in those jurisdictions where we have received regulatory approval and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. You may choose Highest Daily Lifetime 6 Plus with or without also electing LIA, however you may not elect LIA without Highest Daily Lifetime 6 Plus and you must elect the LIA benefit at the time you elect Highest Daily Lifetime 6 Plus. If you elect Highest Daily Lifetime 6 Plus without LIA and would like to add the feature later, you must first terminate the Highest Daily Lifetime 6 Plus benefit and elect the Highest Daily Lifetime 6 Plus with LIA (subject to availability and benefit re-election provisions). Please note that if you terminate Highest Daily Lifetime 6 Plus and elect the Highest Daily Lifetime 6 Plus with LIA you lose the guarantees that you had accumulated under your existing benefit and will begin the new guarantees under the new benefit you elect based on your Unadjusted Account Value as of the date the new benefit becomes active. Highest Daily Lifetime 6 Plus with LIA is offered as an alternative to other lifetime withdrawal options. If you elect this benefit, it may not be combined with any other optional living benefit or death benefit. As long as your Highest Daily Lifetime 6 Plus with LIA benefit is in effect, you must allocate your Unadjusted Account Value in accordance with the permitted and available Investment Option(s) with this benefit. The income benefit under Highest Daily Lifetime 6 Plus with LIA currently is based on a single "designated life" who is between the ages of 45 and 75 on the date that the benefit is elected and received in Good Order. All terms and conditions of Highest Daily Lifetime 6 Plus apply to this version of the benefit, except as described herein. As is the case with Highest Daily Lifetime 6 Plus, Highest Daily Lifetime 6 Plus with LIA involves your participation in a predetermined mathematical formula that transfers Account Value between your Sub-accounts and the AST Investment Grade Bond Portfolio Sub-account. Please see Highest Daily Lifetime 6 Plus above for a description of the predetermined mathematical formula. Highest Daily Lifetime 6 Plus with LIA is not long-term care insurance and should not be purchased as a substitute for long-term care insurance. The income you receive through the Lifetime Income Accelerator may be used for any purpose, and it may or may not be sufficient to address expenses you may incur for long-term care or other medical or retirement expenses. You should seek professional advice to determine your financial needs for long-term care.

If this benefit is being elected on an Annuity held as a 403(b) plan, then in addition to meeting the eligibility requirements listed below for the LIA Amount you must separately qualify for distributions from the 403(b) plan itself.

If you elect the Highest Daily Lifetime 6 Plus with LIA, the current charge is 1.20% annually of the greater of Unadjusted Account Value and Protected Withdrawal Value. The maximum charge is 2.00% annually of the greater of the Unadjusted Account Value and Protected Withdrawal Value. We deduct this charge on quarterly anniversaries of the benefit effective date. Thus, we deduct, on a quarterly basis, 0.30% of the greater of the prior Valuation Day's Unadjusted Account Value and the prior Valuation Day's Protected Withdrawal Value. We deduct the fee pro rata from each of your Sub-accounts, including the AST Investment Grade Bond Sub-account.

If the deduction of the charge would result in the Unadjusted Account Value falling below the lesser of $500 or 5% of the sum of the Unadjusted Account Value on the effective date of the benefit plus all Purchase Payments made subsequent thereto (and any associated Purchase Credits) (we refer to this as the "Account Value Floor"), we will only deduct that portion of the charge that would not cause the Unadjusted Account Value to fall below the Account Value Floor. If the Unadjusted Account Value on the date we would deduct a charge for the benefit is less than the Account Value Floor, then no charge will be assessed for that benefit quarter. Charges deducted upon termination of the benefit may cause the Unadjusted Account Value to fall below the Account Value Floor. If a charge for the Highest Daily Lifetime 6 Plus with LIA benefit would be deducted on the same day we process a withdrawal request, the charge will be deducted first, then the withdrawal will be processed. The withdrawal could cause the Unadjusted Account Value to fall below the Account Value Floor. While the deduction of the charge (other than the final charge) may not reduce the Unadjusted Account Value to zero, withdrawals may reduce the Unadjusted Account Value to zero.

ELIGIBILITY REQUIREMENTS FOR LIA AMOUNT. Both a waiting period of 36 months from the benefit effective date and an elimination period of 120 days from the date of notification that one or both of the requirements described immediately below have been met apply before you can become eligible for the LIA Amount. The 120 day elimination period begins on the date that we receive notification from you of your eligibility for the LIA Amount. Thus, assuming the 36 month waiting period has been met and we have received the notification referenced in the immediately preceding sentence, the LIA amount would be available for withdrawal on the Valuation Day immediately after the 120th day. The waiting period and the elimination period may run concurrently. In addition to satisfying the waiting and elimination period, at least one of the following requirements ("LIA conditions") must be met. (1) The designated life is confined to a qualified nursing facility. A qualified nursing facility is a facility operated pursuant to law or any state licensed facility providing medically necessary in-patient care which is prescribed by a licensed physician in writing and based on physical limitations which prohibit daily living in a non-institutional setting.
(2) The designated life is unable to perform two or more basic abilities of caring for oneself or "activities of daily living." We define these basic abilities as: i. Eating: Feeding oneself by getting food into the body from a receptacle (such as a plate, cup or table) or by a feeding tube or intravenously. ii. Dressing: Putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs. iii. Bathing: Washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower. iv. Toileting: Getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene. v. Transferring: Moving into or out of a bed, chair or wheelchair. vi.
Continence: Maintaining control of bowel or bladder function; or when unable to maintain control of bowel or bladder function, the ability to perform personal hygiene (including caring for catheter or colostomy bag). You must notify us in writing when the LIA conditions have been met. If, when we receive such notification, there are more than 120 days remaining until the end of the waiting period described above, you will not be eligible for the LIA Amount, and you will have to notify us again in writing in order to become eligible. If there are 120 days or less remaining until the end of the waiting period when we receive notification that the LIA conditions are met, we will determine eligibility for the LIA Amount through our then current administrative process, which may include, but is not limited to, documentation verifying the LIA conditions and/or an assessment by a third party of our choice. Such assessment may be in person and we will assume any costs associated with the aforementioned assessment. The designated life must be available for any assessment or reassessment pursuant to our administrative process requirements. Once eligibility is determined, the LIA Amount is equal to double the Annual Income Amount as described above under the Highest Daily Lifetime 6 Plus benefit.

Additionally, once eligibility is determined, we will reassess your eligibility on an annual basis although your LIA benefit for the Annuity Year that immediately precedes or runs concurrent with our reassessment will not be affected if it is determined that you are no longer eligible. Your first reassessment may occur in the same year as your initial assessment. If we determine that you are no longer eligible to receive the LIA Amount, upon the next Annuity Anniversary the Annual Income Amount would replace the LIA Amount. There is no limit on the number of times you can become eligible for the LIA Amount, however, each time would require the completion of the 120-day elimination period, notification that the designated life meets the LIA conditions, and determination, through our then current administrative process, that you are eligible for the LIA Amount, each as described above.

     LIA AMOUNT AT THE FIRST LIFETIME WITHDRAWAL. If your first Lifetime Withdrawal subsequent to election of Highest Daily Lifetime 6 Plus with LIA occurs while you are eligible for the LIA Amount, the available LIA Amount is equal to double the Annual Income Amount. LIA AMOUNT AFTER THE FIRST LIFETIME WITHDRAWAL. If you become eligible for the LIA Amount after you have taken your first Lifetime Withdrawal, the available LIA amount for the current and subsequent Annuity Years is equal to double the then current Annual Income Amount. However, the available LIA amount in the current Annuity Year is reduced by any Lifetime Withdrawals that have been taken in the current Annuity Year. Cumulative Lifetime Withdrawals in an Annuity Year which are less than or equal to the LIA Amount (when eligible for the LIA amount) will not reduce your LIA Amount in subsequent Annuity Years, but any such withdrawals will reduce the LIA Amount on a dollar-for-dollar basis in that Annuity Year.

For new issuances of this benefit, we may institute a "cut-off" date that would stop the appreciation of the Protected Withdrawal Value, even if no Lifetime Withdrawal had been taken prior to the cut-off date (thus affecting the determination of the LIA Amount). We will not apply any cut-off date to those who elected this benefit prior to our institution of a cut-off date.

WITHDRAWALS IN EXCESS OF THE LIA AMOUNT. Withdrawals (other than the Non-Lifetime Withdrawal) of any amount in a given Annuity Year up to the LIA Amount will reduce the Protected Withdrawal Value by the amount of the withdrawal. However, if your cumulative Lifetime Withdrawals in an Annuity Year are in excess of the LIA Amount ("Excess Withdrawal"), your LIA Amount in subsequent years will be reduced (except with regard to Required Minimum Distributions) by the result of the ratio of the excess portion of the withdrawal to the Account Value immediately prior to the Excess Withdrawal. Excess Withdrawals also will reduce the Protected Withdrawal Value by the same ratio as the reduction to the LIA Amount.

WHEN YOU TAKE A WITHDRAWAL, YOU MAY REQUEST A GIVEN WITHDRAWAL AMOUNT (E.G., $2000) BUT THEN HAVE ANY CDSC AND/OR NEGATIVE MVA DEDUCTED FROM THE AMOUNT YOU ACTUALLY RECEIVE (THUS THE AMOUNT YOU ACTUALLY RECEIVE (E.G., $1800) WILL BE LESS THAN THE AMOUNT YOU DESIGNATED (E.G., $2000). THE PORTION OF SUCH A WITHDRAWAL THAT EXCEEDED YOUR LIA AMOUNT (IF ANY) WOULD BE TREATED AS AN EXCESS WITHDRAWAL AND THUS WOULD REDUCE YOUR LIA AMOUNT IN SUBSEQUENT YEARS. ALTERNATIVELY, YOU MAY REQUEST THAT A SPECIFIC WITHDRAWAL AMOUNT ACTUALLY BE PAID TO YOU (E.G., $2000), WITH THE UNDERSTANDING THAT ANY CDSC AND/OR NEGATIVE MVA (E.G., $200) BE DEDUCTED FROM YOUR REMAINING UNADJUSTED ACCOUNT VALUE. IN THE LATTER SCENARIO, WE DETERMINE WHETHER ANY PORTION OF THE WITHDRAWAL IS TO BE TREATED AS AN EXCESS WITHDRAWAL BY LOOKING TO THE SUM OF THE NET AMOUNT YOU ACTUALLY RECEIVE (E.G., $2000) AND THE AMOUNT OF ANY CDSC AND/OR NEGATIVE MVA (IN THIS EXAMPLE, A TOTAL OF $2200). THE AMOUNT OF THAT SUM ($2200 IN THIS HYPOTHETICAL EXAMPLE) THAT EXCEEDS YOUR LIA AMOUNT WILL BE TREATED AS AN EXCESS WITHDRAWAL - THEREBY REDUCING YOUR LIA AMOUNT IN SUBSEQUENT YEARS. IN GENERAL, ONCE A WITHDRAWAL IS TREATED AS AN EXCESS WITHDRAWAL, REGARDLESS OF WHETHER A CDSC IS ASSESSED, WE WILL PROPORTIONALLY REDUCE YOUR LIA AMOUNT IN SUBSEQUENT YEARS.

     WITHDRAWALS ARE NOT REQUIRED. However, subsequent to the first Lifetime Withdrawal, the LIA Amount is not increased in subsequent Annuity Years if you decide not to take a withdrawal in an Annuity Year or take withdrawals in an Annuity Year that in total are less than the LIA Amount. PURCHASE PAYMENTS. If you are eligible for the LIA Amount as described under "Eligibility Requirements for LIA Amount" and you make an additional Purchase Payment, the Annual Income Amount is increased by an amount obtained by applying the applicable percentage (4% for ages 45 - less than 59 1/2; 5% for ages 59 1/2-79; and 6% for ages 80 and older) to the Purchase Payment (including any associated Purchase Credits). The applicable percentage is based on the attained age of the designated life on the date of the first Lifetime Withdrawal after the benefit effective date.

     (Note that for purposes of the age tiers used with this benefit, we deem the Annuitant to have reached age 59 1/2 on the 183rd day after his/her 59th birthday).

     The LIA Amount is increased by double the Annual Income Amount, if eligibility for LIA has been met. The Protected Withdrawal Value is increased by the amount of each Purchase Payment (including any associated Purchase Credits).

     If the Annuity permits additional Purchase Payments, we may limit any additional Purchase Payment(s) if we determine that as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the Annual Income Amount (or, if eligible for LIA, the LIA Amount) is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount (or, if eligible for LIA, the LIA Amount) in an unintended fashion is the relative size of additional Purchase Payment(s). We reserve the right to not accept additional Purchase Payments if we are not then offering this benefit for new elections. We will exercise such reservation of right for all annuity purchasers in the same class in a nondiscriminatory manner.

     STEP UPS. If your Annual Income Amount is stepped up, your LIA Amount will be stepped up to equal double the stepped up Annual Income Amount.

     GUARANTEE PAYMENTS. If your Unadjusted Account Value is reduced to zero as a result of cumulative withdrawals that are equal to or less than the LIA Amount when you are eligible, and there is still a LIA Amount available, we will make an additional payment for that Annuity Year equal to the remaining LIA Amount. If this were to occur, you are not permitted to make additional Purchase Payments to your Annuity. Thus, in that scenario, the remaining LIA Amount would be payable even though your Unadjusted Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the LIA Amount as described in this section. We will make payments until the death of the single designated life. Should the designated life no longer qualify for the LIA amount (as described under "Eligibility Requirements for LIA Amount" above), the Annual Income Amount would continue to be available. Subsequent eligibility for the LIA Amount would require the completion of the 120 day elimination period as well as meeting the LIA conditions listed above under "Eligibility Requirements for LIA Amount". TO THE EXTENT THAT CUMULATIVE WITHDRAWALS IN THE CURRENT ANNUITY YEAR THAT REDUCE YOUR UNADJUSTED ACCOUNT VALUE TO ZERO ARE MORE THAN THE LIA AMOUNT (EXCEPT IN THE CASE OF REQUIRED MINIMUM DISTRIBUTIONS), HIGHEST DAILY LIFETIME 6 PLUS WITH LIA TERMINATES, AND NO ADDITIONAL PAYMENTS ARE MADE. HOWEVER, IF A WITHDRAWAL IN THE LATTER SCENARIO WAS TAKEN TO SATISFY A REQUIRED MINIMUM DISTRIBUTION (AS DESCRIBED ABOVE) UNDER THE ANNUITY, THEN THE BENEFIT WILL NOT TERMINATE, AND WE WILL CONTINUE TO PAY THE LIA AMOUNT IN SUBSEQUENT ANNUITY YEARS UNTIL THE DEATH OF THE DESIGNATED LIFE.

     ANNUITY OPTIONS. In addition to the Highest Daily Lifetime 6 Plus annuity options described above, after the tenth anniversary of the benefit effective date ("Tenth Anniversary"), you may also request that we make annuity payments each year equal to the Annual Income Amount. In any year that you are eligible for the LIA Amount, we make annuity payments equal to the LIA Amount. If you would receive a greater payment by applying your Unadjusted Account Value to receive payments for life under your Annuity, we will pay the greater amount. Annuitization prior to the Tenth Anniversary will forfeit any present or future LIA amounts. We will continue to make payments until the death of the designated life. If this option is elected, the Annual Income Amount and LIA Amount will not increase after annuity payments have begun.

     If you elect Highest Daily Lifetime 6 Plus with LIA, and never meet the eligibility requirements, you will not receive any additional payments based on the LIA Amount.

     TERMINATION OF HIGHEST DAILY LIFETIME 6 PLUS WITH LIA. THE LIA BENEFIT TERMINATES UPON THE FIRST TO OCCUR OF THE FOLLOWING:

          .    YOUR TERMINATION OF THE BENEFIT;

          .    YOUR SURRENDER OF THE ANNUITY;

          .    OUR RECEIPT OF DUE PROOF OF DEATH OF THE DESIGNATED LIFE;

          . THE ANNUITY DATE, IF UNADJUSTED ACCOUNT VALUE REMAINS ON THE ANNUITY DATE AND AN ELECTION IS MADE TO COMMENCE ANNUITY PAYMENTS PRIOR TO THE TENTH ANNUITY ANNIVERSARY;

          . THE VALUATION DAY ON WHICH EACH OF THE UNADJUSTED ACCOUNT VALUE AND THE ANNUAL INCOME AMOUNT IS ZERO; AND

          .    IF YOU CEASE TO MEET OUR REQUIREMENTS FOR ELECTIONS OF THIS
               BENEFIT.

     Highest Daily Lifetime 6 Plus with LIA uses the same pre-determined mathematical formula used with Highest Daily Lifetime 6 Plus and Spousal Highest Daily Lifetime 6 Plus. See the pertinent discussion in Highest Daily Lifetime 6 Plus above.

     SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS INCOME BENEFIT (SHD6 PLUS)

Spousal Highest Daily Lifetime/sm/ 6 Plus Income Benefit (SHD6 Plus/sm/) is a lifetime guaranteed minimum withdrawal benefit, under which, subject to the terms of the benefit, we guarantee your ability to take a certain annual withdrawal amount for the lives of two spouses.

     We offer a benefit that guarantees, until the later death of two natural persons who are each other's spouses at the time of election of the benefit and at the first death of one of them (the "designated lives", and each, a "designated life"), the ability to withdraw an annual amount (the "Annual Income Amount") equal to a percentage of an initial principal value (the "Protected Withdrawal Value") regardless of the impact of Sub-account performance on the Unadjusted Account Value, subject to our rules regarding the timing and amount of withdrawals. You are guaranteed to be able to withdraw the Annual Income Amount for the lives of the designated lives, provided you have not made withdrawals of excess income that have resulted in your Unadjusted Account Value being reduced to zero. We also permit you to designate the first withdrawal from your Annuity as a one-time "Non-Lifetime Withdrawal." All other withdrawals from your Annuity are considered a "Lifetime Withdrawal" under the benefit. The benefit may be appropriate if you intend to make periodic withdrawals from your Annuity, wish to ensure that Sub-account performance will not affect your ability to receive annual payments, and wish either spouse to be able to continue the Spousal Highest Daily Lifetime 6 Plus benefit after the death of the first spouse. You are not required to make withdrawals as part of the benefit - the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. An integral component of Spousal Highest Daily Lifetime 6 Plus is the pre-determined mathematical formula we employ that may periodically transfer your Unadjusted Account Value to and from the AST Investment Grade Bond Sub-account. See the section above entitled "How Highest Daily Lifetime 6 Plus/Spousal Highest Daily Lifetime 6 Plus Transfers Unadjusted Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account."

Spousal Highest Daily Lifetime 6 Plus is the spousal version of Highest Daily Lifetime 6 Plus. This version is only being offered in those jurisdictions where we have received regulatory approval and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Currently, if you elect Spousal Highest Daily Lifetime 6 Plus and subsequently terminate the benefit, you may elect another living benefit, subject to our current rules. See "Election of and Designations under the Benefit" below and "Termination of Existing Benefits and Election of New Benefits" for details. Please note that if you terminate Spousal Highest Daily Lifetime 6 Plus and elect another benefit, you lose the guarantees that you had accumulated under your existing benefit and will begin the new guarantees under the new benefit you elect based on your Unadjusted Account Value as of the date the new benefit becomes active. Spousal Highest Daily Lifetime 6 Plus must be elected based on two designated lives, as described below. The youngest designated life must be at least 50 years old and the oldest designated life must be at least 55 years old when the benefit is elected. Spousal Highest Daily Lifetime 6 Plus is not available if you elect any other optional living benefit, although you may elect any optional death benefit. As long as your Spousal Highest Daily Lifetime 6 Plus Benefit is in effect, you must allocate your Unadjusted Account Value in accordance with the permitted Sub-accounts and other Investment Option(s) available with this benefit. For a more detailed description of the permitted Investment Options, see the "Investment Options" section.

Although you are guaranteed the ability to withdraw your Annual Income Amount for life even if your Unadjusted Account Value falls to zero, if you take a withdrawal of Excess Income that brings your Unadjusted Account Value to zero, your Annual Income Amount also would fall to zero, and the benefit and the Annuity then would terminate. In that scenario, no further amount would be payable under the Spousal Highest Daily Lifetime 6 Plus benefit. As to the impact of such a scenario on any other optional benefit you may have, please see the applicable section in this prospectus.

     You may also participate in the 6 or 12 Month Dollar Cost Averaging Program if you elect Spousal Highest Daily Lifetime 6 Plus, subject to the 6 or 12 Month DCA Program's rules.

     KEY FEATURE - PROTECTED WITHDRAWAL VALUE

     The Protected Withdrawal Value is used to calculate the initial Annual Income Amount. The Protected Withdrawal Value is separate from your Unadjusted Account Value and not available as cash or a lump sum. On the effective date of the benefit, the Protected Withdrawal Value is equal to your Unadjusted Account Value. On each Valuation Day thereafter until the date of your first Lifetime Withdrawal (excluding any Non-Lifetime Withdrawal discussed below), the Protected Withdrawal Value is equal to the "Periodic Value" described in the next paragraph.

     The "Periodic Value" initially is equal to the Unadjusted Account Value on the effective date of the benefit. On each Valuation Day thereafter until the first Lifetime Withdrawal, we recalculate the Periodic Value. We stop determining the Periodic Value upon your first Lifetime Withdrawal after the effective date of the benefit. On each Valuation Day (the "Current Valuation Day"), the Periodic Value is equal to the greater of:

     (1) the Periodic Value for the immediately preceding business day (the "Prior Valuation Day") appreciated at the daily equivalent of 6% annually during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day (i.e., one day for successive Valuation Days, but more than one calendar day for Valuation Days that are separated by weekends and/or holidays), plus the amount of any Purchase Payment (including any associated

     Purchase Credits) made on the Current Valuation Day (the Periodic Value is proportionally reduced for any Non-Lifetime Withdrawal); and

     (2) the Unadjusted Account Value on the current Valuation Day.

     If you have not made a Lifetime Withdrawal on or before the 10th or 20th Anniversary of the effective date of the benefit, your Periodic Value on the 10th or 20th Anniversary of the benefit effective date is equal to the greater of:

     (1) the Periodic Value described above or,

     (2) the sum of (a), (b) and (c) proportionally reduced for any Non-Lifetime
     Withdrawal:

          (a) 200% (on the 10th anniversary) or 400% (on the 20th anniversary) of the Unadjusted Account Value on the effective date of the benefit including any Purchase Payments (including any associated Purchase Credits) made on that day;

          (b) 200% (on the 10th anniversary) or 400% (on the 20th anniversary) of all Purchase Payments (including any associated Purchase Credits) made within one year following the effective date of the benefit; and

          (c) all Purchase Payments (including any associated Purchase Credits) made after one year following the effective date of the benefit.


     In the rider for this benefit, as respects the preceding paragraph, we use the term "Guaranteed Base Value" to refer to the Unadjusted Account Value on the effective date of the benefit, plus the amount of any "adjusted" Purchase Payments made within one year after the effective date of the benefit. "Adjusted" Purchase Payments means Purchase Payments we receive, increased by any Purchase Credits applied to your Account Value in relation to Purchase Payments, and decreased by any fees or tax charges deducted from such Purchase Payments upon allocation to the Annuity.

Once the first Lifetime Withdrawal is made, the Protected Withdrawal Value at any time is equal to the greater of (i) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for subsequent Purchase Payments (including any associated Purchase Credits) and reduced for subsequent Lifetime Withdrawals, and (ii) the highest daily Unadjusted Account Value upon any step-up, increased for subsequent Purchase Payments (including any associated Purchase Credits) and reduced for subsequent Lifetime Withdrawals (see below).

     KEY FEATURE - ANNUAL INCOME AMOUNT UNDER THE SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS BENEFIT

     The Annual Income Amount is equal to a specified percentage of the Protected Withdrawal Value. The percentage initially depends on the age of the younger designated life on the date of the first Lifetime Withdrawal after election of the benefit. The percentages are: 4% for ages 50-64, 5% for ages 65-84, and 6% for ages 85 and older. We use the age of the younger designated life even if that designated life is no longer a participant under the Annuity due to death or divorce. Under the Spousal Highest Daily Lifetime 6 Plus benefit, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year and also will reduce the Protected Withdrawal Value on a dollar-for-dollar basis. If your cumulative Lifetime Withdrawals in an Annuity Year are in excess of the Annual Income Amount for any Annuity Year ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to Required Minimum Distributions for this Annuity that comply with our rules) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Excess Income also will reduce the Protected Withdrawal Value by the same ratio.

     WHEN YOU TAKE A WITHDRAWAL, YOU MAY REQUEST A GIVEN WITHDRAWAL AMOUNT (E.G., $2000) BUT THEN HAVE ANY CDSC AND/OR NEGATIVE MVA DEDUCTED FROM THE AMOUNT YOU ACTUALLY RECEIVE (THUS THE AMOUNT YOU ACTUALLY RECEIVE (E.G., $1800) WILL BE LESS THAN THE AMOUNT YOU DESIGNATED (E.G., $2000). THE PORTION OF SUCH A WITHDRAWAL THAT EXCEEDED YOUR ANNUAL INCOME AMOUNT (IF
     ANY) WOULD BE TREATED AS EXCESS INCOME AND THUS WOULD REDUCE YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS. ALTERNATIVELY, YOU MAY REQUEST THAT A SPECIFIC WITHDRAWAL AMOUNT ACTUALLY BE PAID TO YOU (E.G., $2000), WITH THE UNDERSTANDING THAT ANY CDSC AND/OR NEGATIVE MVA (E.G., $200) BE DEDUCTED FROM YOUR REMAINING UNADJUSTED ACCOUNT VALUE. IN THE LATTER SCENARIO, WE DETERMINE WHETHER ANY PORTION OF THE WITHDRAWAL IS TO BE TREATED AS EXCESS INCOME BY LOOKING TO THE SUM OF THE NET AMOUNT YOU ACTUALLY RECEIVE (E.G., $2000) AND THE AMOUNT OF ANY CDSC AND/OR NEGATIVE MVA (IN THIS EXAMPLE, A TOTAL OF $2200). THE AMOUNT OF THAT SUM ($2200 IN THIS HYPOTHETICAL EXAMPLE) THAT EXCEEDS YOUR ANNUAL INCOME AMOUNT WILL BE TREATED AS EXCESS INCOME - THEREBY REDUCING YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS. IN GENERAL, ONCE A WITHDRAWAL IS TREATED AS EXCESS INCOME, REGARDLESS OF WHETHER A CDSC IS ASSESSED, WE WILL PROPORTIONALLY REDUCE YOUR ANNUAL INCOME AMOUNT IN SUBSEQUENT YEARS.

     You may use the Systematic Withdrawal program to make withdrawals of the Annual Income Amount. Any systematic withdrawal will be deemed a Lifetime Withdrawal under this benefit.

     Any Purchase Payment that you make subsequent to the election of Spousal Highest Daily Lifetime 6 Plus and subsequent to the first Lifetime Withdrawal will (i) increase the then-existing Annual Income Amount by an amount equal to a percentage of the Purchase Payment (including any associated Purchase Credits) based on the age of the younger designated life at the time of the first Lifetime Withdrawal (the percentages are: 4% for ages 50-64, 5% for ages 65-84, and 6% for ages 85 and older, and (ii) increase the Annual Income Amount by an amount obtained by applying the applicable Annual Income percentage to the amount of the Purchase Payment (including any associated Purchase Credits).

     If your Annuity permits additional Purchase Payments, we may limit any additional Purchase Payment(s) if we determine that as a result of the timing and amounts of your additional Purchase Payments and withdrawals, the Annual Income Amount is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s). We reserve the right to not accept additional Purchase Payments if we are not then offering this benefit for new elections. We will exercise such reservation of right for all annuity purchasers in the same class in a nondiscriminatory manner.

     HIGHEST DAILY AUTO STEP-UP

     An automatic step-up feature ("Highest Daily Auto Step-Up") is part of this benefit. As detailed in this paragraph, the Highest Daily Auto Step-Up feature can result in a larger Annual Income Amount subsequent to your first Lifetime Withdrawal. The Highest Daily Step-Up starts with the anniversary of the Issue Date of the Annuity (the "Annuity Anniversary") immediately after your first Lifetime Withdrawal under the benefit. Specifically, upon the first such Annuity Anniversary, we identify the Unadjusted Account Value on each Valuation Day within the immediately preceding Annuity Year after your first Lifetime Withdrawal. Having identified the highest daily value (after all daily values have been adjusted for subsequent Purchase Payments and withdrawals), we then multiply that value by a percentage that varies based on the age of the younger designated life on the Annuity Anniversary as of which the step-up would occur. The percentages are 4% for ages 50-64, 5% for ages 65-84, and 6% for ages 85 and older. If that value exceeds the existing Annual Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Annual Income Amount intact. We will not automatically increase your Annual Income Amount solely as a result of your entering a new age-based percentage. The Unadjusted Account Value on the Annuity Anniversary is considered the last daily step-up value of the Annuity Year. In later years (i.e., after the first Annuity Anniversary after the first Lifetime Withdrawal), we determine whether an automatic step-up should occur on each Annuity Anniversary by performing a similar examination of the Unadjusted Account Values that occurred on Valuation Days during the year. Taking Lifetime Withdrawals could produce a greater difference between your Protected Withdrawal Value and your Unadjusted Account Value, which may make a Highest Daily Auto Step-up less likely to occur. At the time that we increase your Annual Income Amount, we also increase your Protected Withdrawal Value to equal the highest daily value upon which your step-up was based only if that results in an increase to the Protected Withdrawal Value. Your Protected Withdrawal Value will never be decreased as a result of an income step-up. If, on the date that we implement a Highest Daily Auto Step-Up to your Annual Income Amount, the charge for Spousal Highest Daily Lifetime 6 Plus has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Prior to increasing your charge for Spousal Highest Daily Lifetime 6 Plus upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature. If you receive notice of a proposed step-up and accompanying fee increase, you should carefully evaluate whether the amount of the step-up justifies the increased fee to which you will be subject. Any such increased charge will not be greater than the maximum charge set forth in the table entitled "Your Optional Benefit Fees and Charges".

     If you are enrolled in a Systematic Withdrawal program, we will not automatically increase the withdrawal amount when there is an increase to the Annual Income Amount. You must notify us in order to increase the withdrawal amount of any Systematic Withdrawal program.

     The Spousal Highest Daily Lifetime 6 Plus benefit does not affect your ability to take withdrawals under your Annuity, or limit your ability to take withdrawals that exceed the Annual Income Amount. Under Spousal Highest Daily Lifetime 6 Plus, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If, cumulatively, you withdraw an amount less than the Annual Income Amount in any Annuity Year, you cannot carryover the unused portion of the Annual Income Amount to subsequent Annuity Years.

     Because each of the Protected Withdrawal Value and Annual Income Amount is determined in a way that is not solely related to Unadjusted Account Value, it is possible for the Unadjusted Account Value to fall to zero, even though the Annual Income Amount remains.

     Examples of dollar-for-dollar and proportional reductions, and the Highest Daily Auto Step-Up are set forth below. The values shown here are purely hypothetical, and do not reflect the charges for the Spousal Highest Daily Lifetime 6 Plus benefit or any other fees and charges under the Annuity. Assume the following for all three examples:

          .    The Issue Date is November 1, 2010

          . The Spousal Highest Daily Lifetime 6 Plus benefit is elected on August 1, 2011

          . The younger designated life was 70 years old when he/she elected the Spousal Highest Daily Lifetime 6 Plus benefit.

EXAMPLE OF DOLLAR-FOR-DOLLAR REDUCTIONS

On October 24, 2011, the Protected Withdrawal Value is $120,000, resulting in an Annual Income Amount of $6,000 (since the younger designated life is between the ages of 65 and 84 at the time of the first Lifetime Withdrawal, the Annual Income Amount is 5% of the Protected Withdrawal Value, in this case 5% of $120,000). Assuming $2,500 is withdrawn from the Annuity on this date, the remaining Annual Income Amount for that Annuity Year (up to and including October 31, 2011) is $3,500. This is the result of a dollar-for-dollar reduction of the Annual Income Amount ($6,000 less $2,500 = $3,500).

EXAMPLE OF PROPORTIONAL REDUCTIONS

Continuing the previous example, assume an additional withdrawal of $5,000 occurs on October 27, 2011 and the Account Value at the time and immediately prior to this withdrawal is $118,000. The first $3,500 of this withdrawal reduces the Annual Income Amount for that Annuity Year to $0. The remaining withdrawal amount of $1,500 - reduces the Annual Income Amount in future Annuity Years on a proportional basis based on the ratio of the excess withdrawal to the Unadjusted Account Value immediately prior to the excess withdrawal. (Note that if there were other withdrawals in that Annuity Year, each would result in another proportional reduction to the Annual Income Amount).

Here is the calculation:

Unadjusted Account Value before Lifetime Withdrawal ...................   $118,000.00
Less amount of "non" excess withdrawal ................................   $  3,500.00
Unadjusted Account Value immediately before excess withdrawal
of $1,500 .............................................................   $114,500.00
Excess withdrawal amount ..............................................   $   1500.00
Ratio .................................................................          1.31%
Annual Income Amount ..................................................   $  6,000.00
Less ratio of 1.31% ...................................................   $     78.60
Annual Income Amount for future Annuity Years .........................   $  5,921.40

EXAMPLE OF HIGHEST DAILY AUTO STEP-UP

On each Annuity Anniversary date after the first Lifetime Withdrawal, the Annual Income Amount is stepped-up if the appropriate percentage (based on the younger designated life's age on that Annuity Anniversary) of the highest daily value since your first Lifetime Withdrawal (or last Annuity

Anniversary in subsequent years), adjusted for withdrawals and additional Purchase Payments (including any associated Purchase Credits), is higher than the Annual Income Amount, adjusted for excess withdrawals and additional Purchase Payments (including any associated Purchase Credits).

Continuing the same example as above, the Annual Income Amount for this Annuity Year is $6,000. However, the excess withdrawal on October 27 reduces the amount to $5,921.40 for future years (see above). For the next Annuity Year, the Annual Income Amount will be stepped up if 5% (since the youngest designated life is between 65 and 84 on the date of the potential step-up) of the highest daily Unadjusted Account Value adjusted for withdrawals and Purchase Payments (including any associated Purchase Credits), is higher than $5921.40. Here are the calculations for determining the daily values. Only the October 26 value is being adjusted for excess withdrawals as the October 28 and October 31 Valuation Days occur after the excess withdrawal on October 27.

                                   Highest Daily Value
                                      (adjusted for            Adjusted Annual
                                 withdrawal and Purchase  Income Amount (5% of the
Date*             Account value         Payments)**         Highest Daily Value)
----------------  -------------  -----------------------  ------------------------
October 26, 2011   $119,000.00         $119,000.00               $5,950.00
October 27, 2011   $113,000.00         $113,986.95               $5,699.35
October 28, 2011   $113,000.00         $113,986.95               $5,699.35
October 31, 2011   $119,000.00         $119,000.00               $5,950.00

* In this example, the Annuity Anniversary date is November 1. The Valuation Dates are every day following the first Lifetime Withdrawal. In subsequent Annuity Years Valuation Dates will be every day following the Annuity Anniversary. The Annuity Anniversary Date of November 1 is considered the final Valuation Date for the Annuity Year.

** In this example, the first daily value after the first Lifetime Withdrawal is $119,000 on October 26, resulting in an adjusted Annual Income Amount of $5,950.00. This amount is adjusted on October 27 to reflect the $5,000 withdrawal. The calculations for the adjustments are:

     . The Unadjusted Account Value of $119,000 on October 26 is first reduced dollar-for-dollar by $3,500 ($3,500 is the remaining Annual Income Amount for the Annuity Year), resulting in an Unadjusted Account Value of $115,500 before the excess withdrawal.

     . This amount ($115,500) is further reduced by 1.31% (this is the ratio in the above example which is the excess withdrawal divided by the Unadjusted Account Value immediately preceding the excess withdrawal) resulting in a Highest Daily Value of $113,986.95.

..    The adjusted Annual Income Amount is carried forward to the next Valuation
     Date of October 28. At this time, we compare this amount to 5% of the Unadjusted Account Value on October 28. Since the October 27 adjusted Annual Income Amount of $5,699.35 is higher than $5,650.00 (5% of $113,000), we continue to carry $5,699.35 forward to the next and final Valuation Day of October 31. The Unadjusted Account Value on October 31 is $119,000 and 5% of this amount is $5,950. Since this is higher than $5,699.35, the adjusted Annual Income Amount is reset to $5,950.00.

In this example, 5% of the October 31 value results in the highest amount of $5,950.00. Since this amount is higher than the current year's Annual Income Amount of $5,921.40 (adjusted for excess withdrawals), the Annual Income Amount for the next Annuity Year, starting on November 1, 2011 and continuing through October 31, 2012, will be stepped-up to $5,950.00.

NON-LIFETIME WITHDRAWAL FEATURE

You may take a one-time non-lifetime withdrawal ("Non-Lifetime Withdrawal") under Spousal Highest Daily Lifetime 6 Plus. It is an optional feature of the benefit that you can only elect at the time of your first withdrawal. The amount of the Non-Lifetime Withdrawal cannot be more than the amount that would cause the Annuity to be taken below the minimum Surrender Value after a withdrawal for your Annuity. This Non-Lifetime Withdrawal will not establish our initial Annual Income Amount and the Periodic Value above will continue to be calculated. However, the total amount of the withdrawal will proportionally reduce all guarantees associated with the Spousal Highest Daily Lifetime 6 Plus benefit. You must tell us at the time you take the withdrawal if your withdrawal is intended to be the Non-Lifetime Withdrawal and not the first Lifetime Withdrawal under the Spousal Highest Daily Lifetime 6 Plus benefit. If you don't elect the Non-Lifetime Withdrawal, the first withdrawal you make will be the first Lifetime Withdrawal that establishes your Protected Withdrawal Value and Annual Income Amount. Once you elect the Non-Lifetime Withdrawal or Lifetime Withdrawals, no additional Non-Lifetime withdrawals may be taken.

The Non-Lifetime Withdrawal will proportionally reduce the Protected Withdrawal Value and the Periodic Value guarantees on the tenth and twentieth anniversaries of the benefit effective date, described above, by the percentage the total withdrawal amount (including any applicable CDSC and any applicable MVA) represents of the then current Unadjusted Account Value immediately prior to the time of the withdrawal.

If you are participating in a Systematic Withdrawal program, the first withdrawal under the program cannot be classified as the Non-Lifetime Withdrawal.

EXAMPLE - NON-LIFETIME WITHDRAWAL (PROPORTIONAL REDUCTION)

This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of the Non-Lifetime Withdrawal under this benefit. Assume the following:

     .    The Issue Date is December 1, 2010

     . The Spousal Highest Daily Lifetime 6 Plus benefit is elected on September 1, 2011

     .    The Unadjusted Account Value at benefit election was $105,000

     . The younger designated life was 70 years old when he/she elected the Spousal Highest Daily Lifetime 6 Plus benefit

     . No previous withdrawals have been taken under the Spousal Highest Daily Lifetime 6 Plus benefit

On October 3, 2011, the Protected Withdrawal Value is $125,000, the 10th benefit year minimum Periodic Value guarantee is $210,000 and the 20th benefit year minimum Periodic Value guarantee is $420,000, and the Unadjusted Account Value is $120,000. Assuming $15,000 is withdrawn from the Annuity on October 3, 2011 and is designated as a Non-Lifetime Withdrawal, all guarantees associated with the Spousal Highest Daily Lifetime 6 Plus benefit will be reduced by the ratio the total withdrawal amount represents of the Account Value just prior to the withdrawal being taken.

     Here is the calculation:

Withdrawal amount .......................................   $ 15,000
Divided by Account Value before withdrawal ..............   $120,000
Equals ratio ............................................       12.5%
All guarantees will be reduced by the above ratio (12.5%)
Protected Withdrawal Value ..............................   $109,375
10th benefit year Minimum Periodic Value ................   $183,750
20th benefit year Minimum Periodic Value ................   $367,500

REQUIRED MINIMUM DISTRIBUTIONS

Withdrawals that exceed the Annual Income Amount, but which you are required to take as a Required Minimum Distribution for this Annuity, will not reduce the Annual Income Amount for future years. No additional Annual Income Amounts will be available in an Annuity Year due to Required Minimum Distributions unless the Required Minimum Distribution amount is greater than the Annual Income Amount. Unless designated as a Non-Lifetime Withdrawal, Required Minimum Distributions are considered Lifetime Withdrawals. If you take a withdrawal in an Annuity Year in which your Required Minimum Distribution for that year is not greater than the Annual Income Amount, and the amount of the withdrawal exceeds the remaining Annual Income Amount for that year, we will treat the withdrawal as a withdrawal of Excess Income. Such a withdrawal of Excess Income will reduce the Annual Income Amount available in future years. If the Required Minimum Distribution (as calculated by us for your Annuity and not previously withdrawn in the current calendar year) is greater than the Annual Income Amount, an amount equal to the remaining Annual Income Amount plus the difference between the Required Minimum Distribution amount not previously withdrawn in the current calendar year and the Annual Income Amount will be available in the current Annuity Year without it being considered a withdrawal of Excess Income. In the event that a Required Minimum Distribution is calculated in a calendar year that crosses more than one Annuity Year and you choose to satisfy the entire Required Minimum Distribution for that calendar year in the next Annuity Year, the distribution taken in the next Annuity Year will reduce your Annual Income Amount in that Annuity Year by the amount of the distribution. If the Required Minimum Distribution not taken in the prior Annuity Year is greater than the Annual Income Amount as guaranteed by the benefit in the current Annuity Year, the total Required Minimum Distribution amount may be taken without being treated as a withdrawal of Excess Income.

EXAMPLE - REQUIRED MINIMUM DISTRIBUTIONS

The following example is purely hypothetical and is intended to illustrate a scenario in which the Required Minimum Distribution amount in a given Annuity Year is greater than the Annual Income Amount.

Annual Income Amount = $5,000
Remaining Annual Income Amount = $3,000
Required Minimum Distribution = $6,000


The amount you may withdraw in the current Annuity Year without it being treated as an Excess Withdrawal is $4,000. ($3,000 + ($6,000 - $5,000) = $4,000).

If the $4,000 withdrawal is taken, the remaining Annual Income Amount will be zero and the remaining Required Minimum Distribution amount of $2,000 may be taken in the subsequent Annuity Year (when your Annual Income Amount is reset to $5,000) without proportionally reducing all guarantees associated with the Spousal Highest Daily Lifetime 6 Plus benefit as described above. The amount you may withdraw in the subsequent Annuity Year if you stop taking withdrawals in the current Annuity Year and choose not to satisfy the Required Minimum Distribution in the current Annuity Year (assuming the Annual Income Amount in the subsequent Annuity Year is $5,000) without being treated as a withdrawal of Excess Income is $6,000. This withdrawal must comply with all IRS guidelines in order to satisfy the Required Minimum Distribution for the current calendar year.

BENEFITS UNDER SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS

     . To the extent that your Unadjusted Account Value was reduced to zero as a result of cumulative Lifetime Withdrawals in an Annuity Year that are less than or equal to the Annual Income Amount, and amounts are still payable under Spousal Highest Daily Lifetime 6 Plus, we will make an additional payment, if any, for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Unadjusted Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this section. We will make payments until the death of the first of the designated lives to die, and will continue to make payments until the death of the second designated life as long as the designated lives were spouses at the time of the first death. After the Unadjusted Account Value is reduced to zero, you are not permitted to make additional Purchase Payments to your Annuity. TO THE EXTENT THAT CUMULATIVE WITHDRAWALS IN THE ANNUITY YEAR THAT REDUCED YOUR UNADJUSTED ACCOUNT VALUE TO ZERO ARE MORE THAN THE ANNUAL INCOME AMOUNT, THE SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS BENEFIT TERMINATES, AND NO ADDITIONAL PAYMENTS WILL BE MADE. HOWEVER, IF A WITHDRAWAL IN THE LATTER SCENARIO WAS TAKEN TO SATISFY A REQUIRED MINIMUM DISTRIBUTION (AS DESCRIBED ABOVE) UNDER THE ANNUITY THEN THE BENEFIT WILL NOT TERMINATE, AND WE WILL CONTINUE TO PAY THE ANNUAL INCOME AMOUNT IN SUBSEQUENT ANNUITY YEARS UNTIL THE DEATH OF THE SECOND DESIGNATED LIFE PROVIDED THE DESIGNATED LIVES WERE SPOUSES AT THE DEATH OF THE FIRST DESIGNATED LIFE.

     . Please note that if your Unadjusted Account Value is reduced to zero, all subsequent payments will be treated as annuity payments. Further, payments that we make under this benefit after the Latest Annuity Date will be treated as annuity payments.

     . If annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving annuity payments and there is an Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:

          (1) apply your Unadjusted Account Value, less any applicable state required premium tax, to any annuity option available; or

          (2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. We will make payments until the first of the designated lives to die, and will continue to make payments until the death of the second designated life as long as the designated lives were spouses at the time of the first death. If, due to death of a designated life or divorce prior to Annuitization, only a single designated life remains, then annuity payments will be made as a life annuity for the lifetime of the designated life. We must receive your request in a form acceptable to us at our office. If applying your Unadjusted Account Value, less any applicable tax charges, to our current life only (or joint life, depending on the number of designated lives remaining) annuity payment rates results in a higher annual payment, we will give you the higher annual payment.

     . In the absence of an election when mandatory annuity payments are to begin, we currently make annual annuity payments as a joint and survivor or single (as applicable) life fixed annuity with eight payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. We reserve the right at any time to increase or decrease the certain period in order to comply with the Code (e.g., to shorten the period certain to match life expectancy under applicable Internal Revenue Service tables). The amount that will be applied to provide such annuity payments will be the greater of:

     (1) the present value of the future Annual Income Amount payments. Such present value will be calculated using the greater of the joint and survivor or single (as applicable) life fixed annuity rates then currently available or the joint and survivor or single (as applicable) life fixed annuity rates guaranteed in your Annuity; and

     (2) the Unadjusted Account Value.

If no Lifetime Withdrawal was ever taken, we will calculate the Annual Income Amount as if you made your first Lifetime Withdrawal on the date the annuity payments are to begin.

OTHER IMPORTANT CONSIDERATIONS

     . Withdrawals under the Spousal Highest Daily Lifetime 6 Plus benefit are subject to all of the terms and conditions of the Annuity, including any applicable CDSC. Withdrawals made while the Spousal Highest Daily Lifetime 6 Plus Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Any withdrawals made under the benefit will be taken pro rata from the Sub-accounts (including the AST Investment Grade Bond Sub-account) and the DCA MVA Options. If you have an active Systematic Withdrawal program running at the time you elect this benefit, the program must withdraw funds pro-rata. The first Systematic Withdrawal that processes after your election of the benefit will be deemed a Lifetime Withdrawal.

..    You cannot allocate Purchase Payments or transfer Unadjusted Account Value to or from the AST Investment Grade Bond Sub-account. A summary description of the AST Investment Grade Bond Portfolios appears in the prospectus section entitled "What Are The Investment Objectives and Policies of The Portfolios?" In addition, you can find a copy of the AST Investment Grade Bond Portfolio prospectus by going to www.prudentialannuities.com.

..    You can make withdrawals from your Annuity without purchasing the Spousal
     Highest Daily Lifetime 6 Plus benefit. The Spousal Highest Daily Lifetime 6 Plus benefit provides a guarantee that if your Unadjusted Account Value declines due to Sub-account performance, you will be able to receive your Annual Income Amount in the form of periodic benefit payments.

..    Transfers to and from the elected Sub-accounts, the DCA MVA Options, and the AST Investment Grade Bond Sub-account triggered by the Spousal Highest Daily Lifetime 6 Plus mathematical formula will not count toward the maximum number of free transfers allowable under an Annuity.

..    Upon inception of the benefit, 100% of your Unadjusted Account Value must be allocated to the Permitted Sub-accounts. We may amend the Permitted Sub-accounts from time to time. Changes to Permitted Sub-accounts, or to the requirements as to how you may allocate your Account Value with this benefit, will apply to new elections of the benefit and may apply to current participants in the benefit. To the extent that changes apply to current participants in the benefit, they will apply only upon re-allocation of Account Value, or upon addition of additional Purchase Payments. That is, we will not require such current participants to re-allocate Account Value to comply with any new requirements.

..    If you elect this benefit and in connection with that election, you are required to reallocate to different Sub-accounts, then on the Valuation Day we receive your request in Good Order, we will (i) sell Units of the non-permitted Investment Options and (ii) invest the proceeds of those sales in the Sub-accounts that you have designated. During this reallocation process, your Unadjusted Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The newly-elected benefit will commence at the close of business on the following Valuation Day. Thus, the protection afforded by the newly-elected benefit will not arise until the close of business on the following Valuation Day.

..    The current charge for Spousal Highest Daily Lifetime 6 Plus is 0.95%
     annually of the greater of Unadjusted Account Value and Protected Withdrawal Value. The maximum charge for Spousal Highest Daily Lifetime 6 Plus is 1.50% annually of the greater of the Unadjusted Account Value and Protected Withdrawal Value. We deduct this charge on quarterly anniversaries of the benefit effective date, based on the values on the last Valuation Day prior to the quarterly anniversary. Thus, we deduct, on a quarterly basis, 0.2375% of the greater of the prior Valuation Day's Unadjusted Account Value, or the prior Valuation Day's Protected Withdrawal Value. We deduct the fee pro rata from each of your Sub-accounts, including the AST Investment Grade Bond Sub-account.

If the deduction of the charge would result in the Unadjusted Account Value falling below the lesser of $500 or 5% of the sum of the Unadjusted Account Value on the effective date of the benefit plus all Purchase Payments made subsequent thereto (and any associated Purchase Credits) (we refer to this as the "Account Value Floor"), we will only deduct that portion of the charge that would not cause the Unadjusted Account Value to fall below the Account Value Floor. If the Unadjusted Account Value on the date we would deduct a charge for the benefit is less than the

Account Value Floor, then no charge will be assessed for that benefit quarter. Charges deducted upon termination of the benefit may cause the Unadjusted Account Value to fall below the Account Value Floor. If a charge for the Spousal Highest Daily Lifetime 6 Plus benefit would be deducted on the same day we process a withdrawal request, the charge will be deducted first, then the withdrawal will be processed. The withdrawal could cause the Unadjusted Account Value to fall below the Account Value Floor. While the deduction of the charge (other than the final charge) may not reduce the Unadjusted Account Value to zero, withdrawals may reduce the Unadjusted Account Value to zero. If this happens and the Annual Income Amount is greater than zero, we will make payments under the benefit and the Death Benefit (described above) will not be payable.

ELECTION OF AND DESIGNATIONS UNDER THE BENEFIT

Spousal Highest Daily Lifetime 6 Plus can only be elected based on two designated lives. Designated lives must be natural persons who are each other's spouses at the time of election of the benefit and at the death of the first of the designated lives to die. Currently, Spousal Highest Daily Lifetime 6 Plus only may be elected where the Owner, Annuitant, and Beneficiary designations are as follows:

     . One Annuity Owner, where the Annuitant and the Owner are the same person and the sole Beneficiary is the Owner's spouse. The younger Owner/Annuitant and the Beneficiary must be at least 50 years old and the older must be at least 55 years old at the time of election; or

     . Co-Annuity Owners, where the Owners are each other's spouses. The Beneficiary designation must be the surviving spouse, or the spouses named equally. One of the Owners must be the Annuitant. The younger Owner must be at least 50 years old and the older Owner must be at least 55 years old at the time of election; or

     . One Annuity Owner, where the Owner is a custodial account established to hold retirement assets for the benefit of the Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code (or any successor Code section thereto) ("Custodial Account"), the Beneficiary is the Custodial Account, and the spouse of the Annuitant is the Contingent Annuitant. The younger of the Annuitant and the Contingent Annuitant must be at least 50 years old and the older must be at least 55 years old at the time of election.

We do not permit a change of Owner under this benefit, except as follows: (a) if one Owner dies and the surviving spousal Owner assumes the Annuity, or (b) if the Annuity initially is co-owned, but thereafter the Owner who is not the Annuitant is removed as Owner. We permit changes of Beneficiary designations under this benefit, however if the Beneficiary is changed, the benefit may not be eligible to be continued upon the death of the first designated life. If the designated lives divorce, the Spousal Highest Daily Lifetime 6 Plus benefit may not be divided as part of the divorce settlement or judgment. Nor may the divorcing spouse who retains ownership of the Annuity appoint a new designated life upon re-marriage.

Spousal Highest Daily Lifetime 6 Plus can be elected at the time that you purchase your Annuity or after the Issue Date, subject its availability, and our eligibility rules and restrictions. If you elect Spousal Highest Daily Lifetime 6 Plus and terminate it, you can re-elect it, subject to our current rules and availability. See "Termination of Existing Benefits and Election of New Benefits" for information pertaining to elections, termination and re-election of benefits. PLEASE NOTE THAT IF YOU TERMINATE A LIVING BENEFIT AND ELECT SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS, YOU LOSE THE GUARANTEES THAT YOU HAD ACCUMULATED UNDER YOUR EXISTING BENEFIT, AND YOUR GUARANTEES UNDER SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS WILL BE BASED ON YOUR UNADJUSTED ACCOUNT VALUE ON THE EFFECTIVE DATE OF SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS. You should carefully consider whether terminating your existing benefit and electing a new benefit is appropriate for you. We reserve the right to waive, change and/or further limit the election frequency in the future.

If you wish to elect this benefit and you are currently participating in a systematic withdrawal program, amounts withdrawn under the program must be taken on a pro rata basis from your Annuity's Sub-accounts (i.e., in direct proportion to the proportion that each such Sub-account bears to your total Account Value) in order for you to be eligible for the benefit. Thus, you may not elect Spousal Highest Daily Lifetime 6 Plus so long as you participate in a systematic withdrawal program in which withdrawals are not taken pro rata.

TERMINATION OF THE BENEFIT

You may terminate the benefit at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election may apply.

THE BENEFIT AUTOMATICALLY TERMINATES UPON THE FIRST TO OCCUR OF THE FOLLOWING:

     . UPON OUR RECEIPT OF DUE PROOF OF DEATH OF THE FIRST DESIGNATED LIFE, IF THE SURVIVING SPOUSE OPTS TO TAKE THE DEATH BENEFIT UNDER THE ANNUITY (RATHER THAN CONTINUE THE ANNUITY) OR IF THE SURVIVING SPOUSE IS NOT AN ELIGIBLE DESIGNATED LIFE;

     .    UPON THE DEATH OF THE SECOND DESIGNATED LIFE;

     .    YOUR TERMINATION OF THE BENEFIT;

     .    YOUR SURRENDER OF THE ANNUITY;

     . YOUR ELECTION TO BEGIN RECEIVING ANNUITY PAYMENTS (ALTHOUGH IF YOU HAVE ELECTED TO TAKE ANNUITY PAYMENTS IN THE FORM OF THE ANNUAL INCOME AMOUNT, WE WILL CONTINUE TO PAY THE ANNUAL INCOME AMOUNT);

     .    BOTH THE UNADJUSTED ACCOUNT VALUE AND ANNUAL INCOME AMOUNT EQUAL ZERO;
          AND

     . YOU CEASE TO MEET OUR REQUIREMENTS AS DESCRIBED IN "ELECTION OF AND DESIGNATIONS UNDER THE BENEFIT".

          Upon termination of Spousal Highest Daily Lifetime 6 Plus other than upon the death of the second Designated Life or Annuitization, we impose any accrued fee for the benefit (i.e., the fee for the pro-rated portion of the year since the fee was last assessed), and thereafter we cease deducting the charge for the benefit. This final charge will be deducted even if it results in the Unadjusted Account Value falling below the Account Value Floor. With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the Permitted Sub-accounts, and (ii) unless you are participating in an asset allocation program (i.e., Custom Portfolios Program, or 6 or 12 Month DCA Program for which we are providing administrative support), transfer all amounts held in the AST Investment Grade Bond Sub-account to your variable Investment Options, pro rata (i.e. in the same proportion as the current balances in your variable Investment Options). If, prior to the transfer from the AST Investment Grade Bond Sub-account, the Unadjusted Account Value in the variable Investment Options is zero, we will transfer such amounts to the AST Money Market Sub-account.

          HOW SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS TRANSFERS UNADJUSTED ACCOUNT VALUE BETWEEN YOUR PERMITTED SUB-ACCOUNTS AND THE AST INVESTMENT GRADE BOND SUB-ACCOUNT. See "How Highest Daily Lifetime 6 Plus/Spousal Highest Daily Lifetime 6 Plus Transfers Unadjusted Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account" above for information regarding this component of the benefit.

          ADDITIONAL TAX CONSIDERATIONS

          If you purchase an annuity as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)) or employer plan under Code Section 401(a), the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts beginning after age 70 1/2. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than five (5) percent Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount required under the Code may exceed the Annual Income Amount, which will cause us to increase the Annual Income Amount in any Annuity Year that Required Minimum Distributions due from your Annuity are greater than such amounts, as discussed above. In addition, the amount and duration of payments under the annuity payment provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution provisions under the tax law.

          As indicated, withdrawals made while this benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Please see the Tax Considerations section for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this benefit here. However, we do note that if you participate in Spousal Highest Daily Lifetime 6 Plus through a non-qualified annuity, as with all withdrawals, once all Purchase Payments are returned under the Annuity, all subsequent withdrawal amounts will be taxed as ordinary income.

GUARANTEED RETURN OPTION PLUS II (GRO PLUS II)

Guaranteed Return Option(sm) Plus II (GRO Plus II(sm)) is a form of "guaranteed minimum accumulation benefit" that guarantees a specified Unadjusted Account Value at one or more dates in the future. If you participate in this benefit, you are subject to the predetermined mathematical formula described below that transfers Account Value between your Sub-accounts and an AST bond portfolio Sub-account.

Under GRO Plus II, we guarantee that on the seventh anniversary of benefit election, and each anniversary thereafter, the Unadjusted Account Value will be not less than the Unadjusted Account Value on the date that the benefit is added to your Annuity (adjusted for subsequent Purchase Payments and withdrawals as detailed below). We refer to this initial guarantee as the "base guarantee." In addition to the base guarantee, GRO Plus II offers the possibility of an enhanced guarantee. You may "manually" lock in an enhanced guarantee once per "benefit year" (i.e., a year beginning on the date you acquired the benefit and each anniversary thereafter) if your Unadjusted Account Value on that Valuation Day exceeds the amount of any outstanding base guarantee or enhanced guarantee. If you elect to manually lock-in an enhanced guarantee on an anniversary of the effective date of the benefit, that lock-in will not count towards the one elective manual lock-in you may make each benefit year. We guarantee that the Unadjusted Account Value locked-in by that enhanced guarantee will not be any less seven years later, and each anniversary of that date thereafter. In addition, you may elect an automatic enhanced guarantee feature under which, if your Unadjusted Account Value on a benefit anniversary exceeds the highest existing guarantee by 7% or more, we guarantee that such Unadjusted Account Value will not be any less seven benefit anniversaries later and each benefit anniversary thereafter. You may maintain only one enhanced guarantee in addition to your base guarantee. Thus, when a new enhanced guarantee is created, it cancels any existing enhanced guarantee. However, the fact that an enhanced guarantee was effected automatically on a benefit anniversary does not prevent you from "manually" locking-in an enhanced guarantee during the ensuing benefit year. In addition, the fact that you "manually" locked in an enhanced guarantee does not preclude the possibility of an automatic enhanced guarantee on the subsequent benefit anniversary. You may elect to terminate an enhanced guarantee without also terminating the base guarantee. If you do, any amounts held in the AST bond portfolio Sub-account (which is used as part of this benefit) with respect to that enhanced guarantee will be transferred to your other Sub-accounts in accordance with your most recent allocation instructions, and if none exist, then pro rata to your variable Sub-accounts (see below "Key Feature
- Allocation of Unadjusted Account Value").

Amounts held in an AST bond portfolio Sub-account with respect to the base guarantee will not be transferred as a result of the termination of an enhanced guarantee. You may not lock in an enhanced guarantee, either manually or through our optional automatic program, within seven years prior to the Latest Annuity Date (please see "Annuity Options" for further information). This also applies to a new Owner who has acquired the Annuity from the original Owner.

In this section, we refer to a date on which the Unadjusted Account Value is guaranteed to be present as the "Maturity Date". If the Account Value on the Maturity Date is less than the guaranteed amount, we will contribute funds from our general account to bring your Unadjusted Account Value up to the guaranteed amount. If the Maturity Date is not a Valuation Day, then we would contribute such an amount on the next Valuation Day. We will allocate any such amount to each Sub-account (other than the AST bond portfolio Sub-account used with this benefit and described below) in accordance with your most recent allocation instructions, which means: a) the Custom Portfolio Program or, b) if you are not participating in this program, then such amounts will be allocated to your Sub-accounts on a pro rata basis. Regardless of whether we need to contribute funds at the end of a Guarantee Period, we will at that time transfer all amounts held within the AST bond portfolio Sub-account associated with the maturing guarantee in accordance with your most recent allocation instructions, which means: a) the Custom Portfolio Program or, b) if you are not participating in this program, then such amounts will be allocated to you Sub-accounts on a pro rata basis. If the former (i.e., an asset allocation program), your Unadjusted Account Value will be transferred according to the program.

Any addition or transferred amount may be subsequently re-allocated based on the predetermined mathematical formula described below.

The guarantees provided by the benefit exist only on the applicable Maturity Date(s). However, due to the ongoing monitoring of your Unadjusted Account Value, and the transfer of Unadjusted Account Value to support your future guarantees, the benefit may provide some protection from significant Sub-account losses. For this same reason, the benefit may limit your ability to benefit from Sub-account increases while it is in effect.

We increase both the base guarantee and any enhanced guarantee by the amount of each Purchase Payment (including any associated Purchase Credits) made subsequent to the date that the guarantee was established. For example, if the effective date of the benefit was January 3, 2011 and the Account Value was $100,000 on that date, then a $30,000 Purchase Payment made on March 30, 2012 would increase the base guarantee amount to $130,000.

If you make a withdrawal (including any CDSC), we effect a proportional reduction to each existing guarantee amount. We calculate a proportional reduction by reducing each existing guarantee amount by the percentage represented by the ratio of the withdrawal amount (including any CDSC) to your Unadjusted Account Value immediately prior to the withdrawal.

If you make a withdrawal, we will deduct the withdrawal amount pro rata from each of your Sub-accounts (including the AST bond portfolio Sub-account used with this benefit).

EXAMPLE

This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of a withdrawal on each guarantee amount under this benefit.

Assume the following:

     .    The Issue Date is December 1, 2010

     .    The benefit is elected on December 1, 2010

     . The Account Value on December 1, 2010 is $200,000, which results in a base guarantee of $200,000

     .    An enhanced guarantee amount of $350,000 is locked in on December 1,
          2011

     .    The Account Value immediately prior to the withdrawal is equal to
          $380,000

     .    No CDSC is applicable

If a withdrawal of $50,000 is taken on December 15, 2011, all guarantee amounts will be reduced by the ratio of the total withdrawal amount to the Account Value just prior to the withdrawal being taken.

Here is the calculation (figures are rounded):

..  Withdrawal Amount ................................................  $ 50,000
..  Divided by Unadjusted Account Value before withdrawal ............  $380,000
..  Equals ratio .....................................................     13.16%
..  All guarantees will be reduced by the above ratio (13.16%)
..  Base guarantee amount ............................................  $173,680
..  Enhanced guarantee amount ........................................  $303,940

KEY FEATURE - ALLOCATION OF UNADJUSTED ACCOUNT VALUE FOR GRO PLUS II AND HIGHEST DAILY GRO II

We limit the Sub-accounts to which you may allocate Unadjusted Account Value if you elect GRO Plus II or Highest Daily GRO II (HD GRO II) (see below for information pertaining to HD GRO II). For purposes of these benefits, we refer to those permitted Investment Options (other than the required bond portfolio Sub-accounts discussed below) as the "Permitted Sub-accounts."

GRO Plus II and HD GRO II use a predetermined mathematical formula to help manage your guarantees through all market cycles. The formula applicable to you may not be altered once you elect the benefit. However, subject to regulatory approval, we do reserve the right to amend the formula for newly-issued Annuities that elect or re-elect GRO Plus II and HD GRO II and for existing Annuities that elect the benefit post-issue. This required formula helps us manage our financial exposure under GRO Plus II and HD GRO II, by moving assets out of certain Sub-accounts if dictated by the formula (see below). In essence, we seek to preserve Unadjusted Account Value, by transferring them to a more stable option (i.e., one or more specified bond Portfolios of Advanced Series Trust). We refer to the Sub-accounts corresponding to these bond Portfolios collectively as the "AST bond portfolio Sub-accounts". The formula also contemplates the transfer of Unadjusted Account Value from an AST bond portfolio Sub-account to the other Sub-accounts. The formula is set forth in Appendix D of this prospectus. A summary description of each AST bond portfolio Sub-account appears within the prospectus section entitled "What Are The Investment Objectives and Policies Of The Portfolios?" You will be furnished with a prospectus describing the AST bond Portfolios. In addition, you can find a copy of the AST bond portfolio prospectus by going to www.prudentialannuities.com.

For purposes of operating the GRO Plus II formula, we have included within each Annuity several AST bond portfolio Sub-accounts. Each AST bond portfolio is unique, in that its underlying investments generally mature at different times. For example, there would be an AST bond portfolio whose underlying investments generally mature in 2020, an AST bond portfolio whose underlying investments generally mature in 2021, and so forth. As discussed below, the formula determines the appropriate AST bond portfolio Sub-account to which Account Value is transferred. We will introduce new AST bond portfolio Sub-accounts in subsequent years, to correspond generally to the length of new Guarantee Periods that are created under this benefit (and the Highest Daily GRO II benefit). If you have elected GRO Plus II or HD GRO II, you may have Unadjusted Account Value allocated to an AST bond portfolio Sub-account only by operation of the formula, and thus you may not allocate Purchase Payments to or make transfers to or from an AST bond portfolio Sub-account.

Although we employ several AST bond portfolio Sub-accounts for purposes of the benefit, the formula described in the next paragraph operates so that your Unadjusted Account Value may be allocated to only one AST bond portfolio Sub-account at one time. The formula determines the appropriate AST Bond Portfolio Sub-account to which Unadjusted Account Value is transferred. On any day a transfer into or out of the AST bond portfolio Sub-account is made the formula may dictate that a transfer out of one AST bond portfolio Sub-account be made into another AST bond portfolio Sub-account. Any transfer into an AST bond portfolio Sub-account will be directed to the AST bond portfolio Sub-account associated with the "current liability", as described below. As indicated, the AST bond portfolio Sub-accounts are employed with this benefit to help us mitigate the financial risks under our guarantee. Thus, in accordance with the formula applicable to you under the benefit, we determine which AST bond portfolio Sub-account your Account Value is transferred to, and under what circumstances a transfer is made.

In general, the formula works as follows. On each Valuation Day, the formula automatically performs an analysis with respect to each guarantee that is outstanding. For each outstanding guarantee, the formula begins by determining the present value on that Valuation Day that, if appreciated at the applicable "discount rate", would equal the applicable guarantee amount on the Maturity Date. As detailed in the formula, the discount rate is an interest rate determined by taking a benchmark index used within the financial services industry and then reducing that interest rate by a prescribed adjustment. Once selected, we do not change the applicable benchmark index (although we do reserve the right to use a new benchmark index if the original benchmark is discontinued). The greatest of each such present value is referred to as the "current liability" in the formula. The formula compares the current liability to the amount of your Unadjusted Account Value held within the AST bond portfolio Sub-account and to your Unadjusted Account Value held within the Permitted Sub-accounts. If the current liability, reduced by the amount held within the AST bond portfolio Sub-account, and divided by the amount held within the Permitted Sub-accounts, exceeds an upper target value (currently, 85%), then the formula will make a transfer into the AST bond portfolio Sub-account, in the amount dictated by the formula (subject to the 90% cap discussed below). If the current liability, reduced by the amount held within the AST bond portfolio Sub-account, and divided by the amount within the Permitted Sub-accounts, is less than a lower target value (currently, 79%), then the formula will transfer Unadjusted Account Value from the AST bond portfolio Sub-account into the Permitted Sub-accounts, in the amount dictated by the formula.

The formula will not execute a transfer to the AST bond portfolio Sub-account that results in more than 90% of your Unadjusted Account Value being allocated to the AST bond portfolio Sub-account ("90% cap"). Thus, on any Valuation Day, if the formula would require a transfer to the AST bond portfolio Sub-account that would result in more than 90% of the Unadjusted Account Value being allocated to the AST bond portfolio Sub-account, only the amount that results in exactly 90% of the Unadjusted Account Value being allocated to the AST bond portfolio Sub-account will be transferred. Additionally, future transfers into the AST bond portfolio Sub-account will not be made (regardless of the performance of the AST bond portfolio Sub-account and the Permitted Sub-accounts) at least until there is first a transfer out of the AST bond portfolio Sub-account. Once this transfer occurs out of the AST bond portfolio Sub-account, future amounts may be transferred to or from the AST bond portfolio Sub-account if dictated by the formula (subject to the 90% cap). At no time will the formula make a transfer to the AST bond portfolio Sub-account that results in greater than 90% of your Unadjusted Account Value being allocated to the AST bond portfolio Sub-account. However, it is possible that, due to the investment performance of your allocations in the AST bond portfolio Sub-account and your allocations in the Permitted Sub-accounts you have selected, your Unadjusted Account Value could be more than 90% invested in the AST bond portfolio Sub-account. If you make additional Purchase Payments to your Annuity while the 90% cap is in effect, the formula will not transfer any of such additional Purchase Payments to the AST bond portfolio Sub-account at least until there is first a transfer out of the AST bond portfolio Sub-account, regardless of how much of your Unadjusted Account Value is in the Permitted Sub-accounts. This means that there could be scenarios under which, because of the additional Purchase Payments you make, less than 90% of your entire Unadjusted Account Value is allocated to the AST bond portfolio Sub-account, and the formula will still not transfer any of your Unadjusted Account Value to the AST bond portfolio Sub-account (at least until there is first a transfer out of the AST bond portfolio Sub-account).

For example,

     . March 17, 2011 - a transfer is made to the AST bond portfolio Sub-account that results in the 90% cap being met and now $90,000 is allocated to the AST bond portfolio Sub-account and $10,000 is allocated to the Permitted Sub-accounts.

     . March 18, 2011 - you make an additional Purchase Payment of $10,000. No transfers have been made from the AST bond portfolio Sub-account to the Permitted Sub-accounts since the cap went into effect on March 17, 2011.

     . On March 18, 2011 (and at least until first a transfer is made out of the AST bond portfolio Sub-account under the formula) - the $10,000 payment is allocated to the Permitted Sub-accounts and on this date you have 82% in the AST bond portfolio Sub-account and 18% in the Permitted Sub-accounts (such that $20,000 is allocated to the Permitted Sub-accounts and $90,000 to the AST bond portfolio Sub-account).

     . Once there is a transfer out of the AST bond portfolio Sub-account (of any amount), the formula will operate as described above, meaning that the formula could transfer amounts to or from the AST bond portfolio Sub-account if dictated by the formula (subject to the 90% cap).

          Under the operation of the formula, the 90% cap may come into and out of effect multiple times while you participate in the benefit. We will continue to monitor your Account Value daily and, if dictated by the formula, systematically transfer amounts between the Permitted Sub-accounts you have chosen and the AST bond portfolio Sub-account as dictated by the formula.

          As discussed above, each Valuation Day, the formula analyzes the difference between your Unadjusted Account Value and your guarantees, as well as how long you have owned the benefit, and determines if any portion of your Unadjusted Account Value needs to be transferred into or out of the AST bond portfolio Sub-accounts. Therefore, at any given time, some, none, or most of your Unadjusted Account Value may be allocated to the AST bond portfolio Sub-accounts.

          The amount that is transferred to and from the AST bond portfolio Sub-accounts pursuant to the formula depends upon a number of factors unique to your Annuity (and is not necessarily directly correlated with the securities markets, bond markets, or interest rates, in general) including:

               . The difference between your Unadjusted Account Value and your guarantee amount(s);

               .    The amount of time until the maturity of your guarantee(s);

               . The amount invested in, and the performance of, the Permitted Sub-accounts;

               . The amount invested in, and the performance of, the AST bond portfolio Sub-accounts;

               . The discount rate used to determine the present value of your guarantee(s);

               . Additional Purchase Payments, if any, that you make to the Annuity; and

     .    Withdrawals, if any, taken from the Annuity.

          Any amounts invested in the AST bond portfolio Sub-accounts will affect your ability to participate in a subsequent market recovery within the Permitted Sub-accounts. Conversely, the Unadjusted Account Value may be higher at the beginning of the market recovery, e.g. more of the Unadjusted Account Value may have been protected from decline and volatility than it otherwise would have been had the benefit not been elected. The AST bond portfolio Sub-accounts are available only with certain optional living benefits, and you may not allocate Purchase Payments to or transfer Account Value to or from the AST bond portfolio Sub-accounts.

          Transfers under the formula do not impact any guarantees under the benefit that have already been locked-in.

ELECTION/CANCELLATION OF THE BENEFIT GRO

Plus II can be elected on the Issue Date of your Annuity, or on any Valuation Day thereafter as long as the benefit is available, provided that your Unadjusted Account Value is allocated in a manner permitted with the benefit and that you otherwise meet our eligibility rules. You may elect GRO Plus II only if the oldest of the Owner and Annuitant is 84 or younger on the date of election. GRO Plus II is not available if you participate in any other optional living benefit. However, GRO Plus II may be elected together with any optional death benefit.

GRO PLUS II WILL TERMINATE AUTOMATICALLY UPON: (A) THE DEATH OF THE OWNER OR THE ANNUITANT (IN AN ENTITY OWNED CONTRACT), UNLESS THE ANNUITY IS CONTINUED BY THE SURVIVING SPOUSE; (B) AS OF THE DATE UNADJUSTED ACCOUNT VALUE IS APPLIED TO BEGIN ANNUITY PAYMENTS; (C) AS OF THE ANNIVERSARY OF BENEFIT ELECTION THAT IMMEDIATELY PRECEDES THE CONTRACTUALLY-MANDATED LATEST ANNUITY DATE, OR (D) UPON FULL SURRENDER OF THE ANNUITY. IF YOU ELECT TO TERMINATE THE BENEFIT, GRO PLUS II WILL NO LONGER PROVIDE ANY GUARANTEES. THE CHARGE FOR THE GRO PLUS II BENEFIT WILL NO LONGER BE DEDUCTED FROM YOUR UNADJUSTED ACCOUNT VALUE UPON TERMINATION OF THE BENEFIT. If you elect this benefit, and in connection with that election you are required to reallocate to different Investment Options permitted under this benefit, then on the Valuation Day on which we receive your request in Good Order, we will (i) sell Units of the non-permitted Investment Options and (ii) invest the proceeds of those sales in the permitted Investment Options that you have designated. During this reallocation process, your Unadjusted Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The protection afforded by the newly-elected benefit will not arise until the close of business on the following Valuation Day.

If you wish, you may cancel the GRO Plus II benefit. You may also cancel an enhanced guarantee, but leave the base guarantee intact. Upon cancellation, you may elect any other currently available living benefit on any Valuation Day after you have cancelled the GRO Plus II benefit, provided that your Unadjusted Account Value is allocated in a manner permitted with that new benefit and that you otherwise meet our eligibility rules. Upon cancellation of the GRO Plus II benefit, any Unadjusted Account Value allocated to the AST bond portfolio Sub-account used with the formula will be reallocated to the Permitted Sub-accounts according to your most recent allocation instructions or, in absence of such instructions, pro rata (i.e., in direct proportion to your current allocations). Upon your re-election of GRO Plus II, Unadjusted Account Value may be transferred between the AST bond portfolio Sub-accounts and the Permitted Sub-accounts according to the predetermined mathematical formula (see "Key Feature - Allocation of Unadjusted Account Value" above for more details). You also should be aware that upon cancellation of the GRO Plus II benefit, you will lose all guarantees that you had accumulated under the benefit. Thus, the guarantees under any newly-elected benefit will be based on your current Unadjusted Account Value at benefit effectiveness. The benefit you elect or re-elect may be more expensive than the benefit you cancel. Once the GRO Plus II benefit is canceled you are not required to re-elect another optional living benefit and any subsequent benefit election may be made on or after the first Valuation Day following the cancellation of the GRO Plus II benefit provided that the benefit you are looking to elect is available at that time and on a post-issue basis.

SPECIAL CONSIDERATIONS UNDER GRO PLUS II

This benefit is subject to certain rules and restrictions, including, but not limited to the following:

     . Upon inception of the benefit, 100% of your Unadjusted Account Value must be allocated to the Permitted Sub-accounts. The Permitted Sub-accounts are those described in the Investment Option section of this prospectus. No MVA Options may be in effect as of the date that you elect to participate in the benefit, nor may you add such allocations after you have acquired the benefit.

     . Transfers as dictated by the formula will not count toward the maximum number of free transfers allowable under the Annuity.

     . Any amounts applied to your Unadjusted Account Value by us on a Maturity Date will not be treated as "investment in the contract" for income tax purposes.

     . Only systematic withdrawal programs in which amounts withdrawn are being taken on a pro rata basis from your Annuity's Sub-accounts (i.e., in direct proportion to the proportion that each such Sub-account bears to your total Unadjusted Account Value) will be permitted if you participate in GRO Plus II. Thus, you may not elect GRO Plus II so long as you participate in a systematic withdrawal program in which withdrawals are not taken pro rata. Similarly, if you currently participate in GRO Plus II, we will allow you to add a systematic withdrawal program only if withdrawals under the program are to be taken pro rata.

     . As the time remaining until the applicable Maturity Date(s) gradually decreases, the benefit may become increasingly sensitive to moves to an AST bond portfolio Sub-account.

CHARGES UNDER THE BENEFIT

We deduct an annualized charge equal to 0.60% of the average daily net assets of the Sub-accounts (including any AST bond portfolio Sub-account) for participation in the GRO Plus II benefit. The annualized charge is deducted daily. The charge is deducted to compensate us for: (a) the risk that your Account Value on a Maturity Date is less than the amount guaranteed and (b) administration of the benefit.

HIGHEST DAILY GUARANTEED RETURN OPTION II (HD GROII)

Highest Daily(sm) Guaranteed Return Option(sm) (HD GRO(sm) II) is a form of "guaranteed minimum accumulation benefit" that guarantees a specified Account Value at one or more dates in the future. If you participate in this benefit, you are subject to a predetermined mathematical formula that transfers Account Value between your Sub-accounts and an AST bond portfolio Sub-account.

HD GRO II creates a series of separate guarantees, each of which is based on the highest Unadjusted Account Value attained on a day during the applicable time period. As each year of your participation in the benefit passes, we create a new guarantee. Each guarantee then remains in existence until the date on which it matures (unless the benefit terminates sooner). We refer to each date on which the specified Unadjusted Account Value is guaranteed as the "Maturity Date" for that guarantee. HD GRO II will not create a guarantee if the Maturity Date of that guarantee would extend beyond the Latest Annuity Date. This is true even with respect to a new Owner who has acquired the Annuity from the original Owner.

The guarantees provided by the benefit exist only on the applicable Maturity Date(s). However, due to the ongoing monitoring of your Unadjusted Account Value, and the transfer of Unadjusted Account Value to support your future guarantees, the benefit may provide some protection from significant Sub-account losses. For this same reason, the benefit may limit your ability to benefit from Sub-account increases while it is in effect.

The initial guarantee is created on the day that the HD GRO II benefit is added to your Annuity. We guarantee that your Unadjusted Account Value on the tenth anniversary of that day (we refer to each such anniversary as a "benefit anniversary") will not be less than your Unadjusted Account Value on the day that the HD GRO II benefit was added or re-added to your Annuity. Each benefit anniversary thereafter, we create a new guarantee. With respect to each such subsequent guarantee, we identify the highest Unadjusted Account Value that occurred between the date of that benefit anniversary and the date on which HD GRO II was added to your Annuity. We guarantee that your Unadjusted Account Value ten years after that benefit anniversary will be no less than the highest daily Unadjusted Account Value (adjusted for Purchase Payments and withdrawals, as described below) that occurred during that time period. The following example illustrates the time period over which we identify the highest daily Unadjusted Account Value for purposes of each subsequent guarantee under the benefit. If the date of benefit election were January 6, 2011, we would create a guarantee on January 6, 2015 based on the highest Unadjusted Account Value achieved between January 6, 2011 and January 6, 2015, and that guarantee would mature on January 6, 2025. (That example assumes that during the first three years after benefit election, the highest daily Account Value did not exceed the Account Value on the date the benefit was added). As described below, we adjust each of the guarantee amounts for Purchase Payments (and any associated Purchase Credits) and withdrawals.

If the Unadjusted Account Value on the Maturity Date is less than the guaranteed amount, we will contribute funds from our general account to bring your Unadjusted Account Value up to the guaranteed amount. If the Maturity Date is not a Valuation Day, then we would contribute such an amount on the next Valuation Day. We will allocate any such amount to each Sub-account (other than the AST bond portfolio Sub-account used with this benefit and described below) in accordance with your most recent allocations instructions. Regardless of whether we need to contribute funds at the end of a Guarantee Period, we will at that time transfer all amounts held within the AST bond portfolio Sub-account associated with the maturing guarantee to your other Sub-accounts on a pro rata basis, unless your Account Value is either (1) being allocated according to an asset allocation program or (2) at that time allocated entirely to an AST bond portfolio Sub-account. If the former (i.e., an asset allocation program), your Unadjusted Account Value will be transferred according to the program. If the latter (i.e., an AST bond portfolio Sub-account), then your Unadjusted Account Value will be transferred to the Sub-accounts permitted with this benefit according to your most recent allocation instructions. Any addition or transferred amount may subsequently be re-allocated based on the predetermined mathematical formula described below.

We increase the amount of each guarantee that has not yet reached its Maturity Date, as well as the highest daily Unadjusted Account Value that we calculate to establish a guarantee, by the amount of each subsequent Purchase Payment (including any associated Purchase Credits) made prior to the applicable Maturity Date. For example, if the effective date of the benefit was January 4, 2011, and there was an initial guaranteed amount that was set at $100,000 maturing January 4, 2021, and a second guaranteed amount that was set at $120,000 maturing January 4, 2022, then a $30,000 Purchase Payment made on March 30, 2012 would increase the guaranteed amounts to $130,000 and $150,000, respectively.

If you make a withdrawal (including any CDSC), we effect a proportional reduction to each existing guarantee amount. We calculate a proportional reduction by reducing each existing guarantee amount by the percentage represented by the ratio of the withdrawal amount (including any CDSC) to your Unadjusted Account Value immediately prior to the withdrawal.

If you make a withdrawal, we will deduct the withdrawal amount pro rata from each of your Sub-accounts (including the AST bond portfolio Sub-account used with this benefit).

EXAMPLE

This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of a withdrawal on each guarantee amount under this benefit.

Assume the following:

..    The Issue Date is December 1, 2010

..    The benefit is elected on December 1, 2010

..    The Unadjusted Account Value on December 1, 2010 is $200,000, which results in an initial guarantee of $200,000

..    An additional guarantee amount of $350,000 is locked in on December 1,
     2011

..    The Unadjusted Account Value immediately prior to the withdrawal is equal to $380,000

..    No CDSC is applicable

If a withdrawal of $50,000 is taken on December 15, 2011, all guarantee amounts will be reduced by the ratio the total withdrawal amount represents of the Unadjusted Account Value just prior to the withdrawal being taken.

Here is the calculation (figures are rounded):

..  Withdrawal Amount ................................................  $ 50,000
..  Divided by Unadjusted Account Value before withdrawal ............  $380,000
..  Equals ratio .....................................................     13.16%
..  All guarantees will be reduced by the above ratio (13.16%)
..  Initial guarantee amount .........................................  $173,680
..  Additional guarantee amount ......................................  $303,940

KEY FEATURE - ALLOCATION OF UNADJUSTED ACCOUNT VALUE

We limit the Sub-accounts to which you may allocate Account Value if you elect HD GRO II. For purposes of this benefit, we refer to those permitted Investment Options (other than the AST bond portfolio used with this benefit) as the "Permitted Sub-accounts".

HD GRO II uses a predetermined mathematical formula to help manage your guarantees through all market cycles. The formula, and its manner of operation, is the same as that for GRO Plus II. Please see "Key Feature - Allocation of Unadjusted Account Value" in the GRO Plus II section of this prospectus for a discussion of the mathematical formula.

ELECTION/CANCELLATION OF THE BENEFIT

HD GRO II can be elected on the Issue Date of your Annuity, or on any Valuation Day thereafter as long as the benefit is available, provided that your Unadjusted Account Value is allocated in a manner permitted with the benefit and you otherwise meet our eligibility requirements. You may elect HD GRO II only if the oldest of the Owner and Annuitant is 84 or younger on the date of election. If you currently participate in a living benefit that may be cancelled, you may terminate that benefit at any time and elect HD GRO II. However you will lose all guarantees that you had accumulated under the previous benefit. The initial guarantee under HD GRO II will be based on your current Unadjusted Account Value at the time the new benefit becomes effective on your Annuity. HD GRO II is not available if you participate in any other living benefit. However, HD GRO II may be elected together with any optional death benefit.

HD GRO II WILL TERMINATE AUTOMATICALLY UPON: (A) THE DEATH OF THE OWNER OR THE ANNUITANT (IN AN ENTITY OWNED CONTRACT), UNLESS THE ANNUITY IS CONTINUED BY THE SURVIVING SPOUSE; (B) AS OF THE DATE UNADJUSTED ACCOUNT VALUE IS APPLIED TO BEGIN ANNUITY PAYMENTS; (C) AS OF THE ANNIVERSARY OF BENEFIT ELECTION THAT IMMEDIATELY PRECEDES THE CONTRACTUALLY-MANDATED LATEST ANNUITY DATE, OR (D) UPON FULL SURRENDER OF THE ANNUITY. IF YOU ELECT TO TERMINATE THE BENEFIT, HD GRO II WILL NO LONGER PROVIDE ANY GUARANTEES. THE CHARGE FOR THE HD GRO II BENEFIT WILL NO LONGER BE DEDUCTED FROM YOUR UNADJUSTED ACCOUNT VALUE UPON TERMINATION OF THE BENEFIT.

If you elect this benefit, and in connection with that election you are required to reallocate to different Investment Options permitted under this benefit, then on the Valuation Day on which we receive your request in Good Order, we will (i) sell Units of the non-permitted Investment Options and (ii) invest the proceeds of those sales in the permitted Investment Options that you have designated. During this reallocation process, your Unadjusted Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The protection afforded by the newly-elected benefit will not arise until the close of business on the following Valuation Day.

If you wish, you may cancel the HD GRO II benefit. You may then elect any other currently available living benefit on any Valuation Day after you have cancelled the HD GRO II benefit, provided that your Unadjusted Account Value is allocated in the manner permitted with that new benefit and you otherwise meet our eligibility requirements. Upon cancellation of the HD GRO II benefit, any Unadjusted Account Value allocated to the AST bond portfolio Sub-accounts used with the formula will be reallocated to the Permitted Sub-accounts according to your most recent allocation instructions or, in absence of such instructions, pro rata (i.e., in direct proportion to your current allocations). Upon your re-election of HD GRO II, Unadjusted Account Value may be transferred between the AST bond portfolio Sub-accounts and the other Sub-accounts according to the predetermined mathematical formula (see "Key Feature - Allocation of Unadjusted Account Value" section for more details). You also should be aware that upon cancellation of the HD GRO II benefit, you will lose all guarantees that you had accumulated under the benefit. Thus, the guarantees under your newly-elected benefit will be based on your current Unadjusted Account Value at the time the new benefit becomes effective. The benefit you elect or re-elect may be more expensive than the benefit you cancel.

SPECIAL CONSIDERATIONS UNDER HD GRO II

This benefit is subject to certain rules and restrictions, including, but not limited to the following:

..    Upon inception of the benefit, 100% of your Unadjusted Account Value must be allocated to the Permitted Sub-accounts. The Permitted Sub-accounts are those described in the Investment Option section.

..    Transfers as dictated by the formula will not count toward the maximum number of free transfers allowable under the Annuity.

..    Any amounts applied to your Unadjusted Account Value by us on a Maturity
     Date will not be treated as "investment in the contract" for income tax purposes.

..    As the time remaining until the applicable Maturity Date gradually decreases, the benefit may become increasingly sensitive to moves to an AST bond portfolio Sub-account.

..    Only systematic withdrawal programs in which amounts withdrawn are being taken on a pro rata basis from your Annuity's Sub-accounts (i.e., in direct proportion to the proportion that each such Sub-account bears to your total Unadjusted Account Value) will be permitted if you participate in HD GRO
     II. Thus, you may not elect HD GRO II so long as you participate in a systematic withdrawal program in which withdrawals are not taken pro rata. Similarly, if you currently participate in HD GRO II, we will allow you to add a systematic withdrawal program only if withdrawals under the program are to be taken pro rata.

CHARGES UNDER THE BENEFIT

We deduct an annualized charge equal to 0.60% of the average daily net assets of the Sub-accounts (including any AST bond portfolio Sub-account) for participation in the HD GRO II benefit. The annualized charge is deducted daily. The charge is deducted to compensate us for: (a) the risk that your Account Value on the Maturity Date is less than the amount guaranteed and (b) administration of the benefit.

            MINIMUM DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS

TRIGGERS FOR PAYMENT OF THE DEATH BENEFIT

Each Annuity provides a Death Benefit prior to Annuitization. If the Annuity is owned by one or more natural persons, the Death Benefit is payable upon the death of the Owner (or the first to die, if there are multiple Owners). If an Annuity is owned by an entity, the Death Benefit is payable upon the Annuitant's death if there is no Contingent Annuitant. Generally, if a Contingent Annuitant was designated before the Annuitant's death and the

Annuitant dies, then the Contingent Annuitant becomes the Annuitant and a Death Benefit will not be paid upon the Annuitant's death. The person upon whose death the Death Benefit is paid is referred to below as the "decedent." Where an Annuity is structured so that it is owned by a grantor trust but the Annuitant is not the grantor, then the Annuity is required to terminate upon the death of the grantor if the grantor pre-deceases the Annuitant under Section 72(s) of the Code. Under this circumstance, the Surrender Value will be paid out to the trust and is not eligible for the Death Benefit provided under the Annuity.

We determine the amount of the Death Benefit as of the date we receive "Due Proof of Death". Due Proof of Death can be met only if each of the following is submitted to us in Good Order: (a) a death certificate or similar documentation acceptable to us (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds and (c) any applicable election of the method of payment of the death benefit by at least one Beneficiary (if not previously elected by the Owner). We must be made aware of the entire universe of eligible Beneficiaries in order for us to have received Due Proof of Death. Any given Beneficiary must submit the written information we require in order to be paid his/her share of the Death Benefit.

Once we have received Due Proof of Death, each eligible Beneficiary may take his/her portion of the Death Benefit in one of the forms described in this prospectus (e.g., distribution of the entire interest in the Annuity within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the Beneficiary). Each Beneficiary choosing to continue the Annuity may re-allocate Account Value among the other available Sub-accounts.

After our receipt of Due Proof of Death, we automatically transfer any remaining Death Benefit to the AST Money Market Sub-account. However, between the date of death and the date that we transfer any remaining Death Benefit to the AST Money Market Sub-account, THE AMOUNT OF THE DEATH BENEFIT COULD BE SUBJECT TO MARKET FLUCTUATIONS.

Exceptions to Amount of Death Benefit

There are certain exceptions to the payment of the Death Benefit:

Submission of Due Proof of Death within one year. If we receive Due Proof of Death more than one year after the date of death, we reserve the right to limit the Death Benefit to the Unadjusted Account Value on the date we receive Due Proof of Death (i.e., we would not pay the minimum Death Benefit or any Optional Death Benefit). We reserve the right to waive or extend the one year day period on a non-discriminatory basis.

     Death Benefit Suspension Period. You also should be aware that there is a Death Benefit suspension period. If the decedent was not the Owner or Annuitant as of the Issue Date (or within 60 days thereafter) and did not become the Owner or Annuitant due to the prior Owner's or Annuitant's death, any Death Benefit (including any optional Death Benefit) that applies will be suspended for a two-year period as to that person from the date he or she first became Owner or Annuitant. While the two year suspension is in effect, the Death Benefit amount will equal the Unadjusted Account Value, less any Purchase Credits granted during the period beginning 12 months prior to decedent's date of death and ending on the date we receive Due Proof of Death. Thus, if you had elected an Optional Death benefit, and the suspension were in effect, you would be paying the fee for the Optional Death Benefit even though during the suspension period your Death Benefit would be limited to the Unadjusted Account Value. After the two-year suspension period is completed the Death Benefit is the same as if the suspension period had not been in force. See the section of the prospectus above generally with regard to changes of Owner or Annuitant that are allowable.

With respect to a Beneficiary Annuity, the Death Benefit is triggered by the death of the beneficial Owner (or the Key Life, if entity-owned). However, if the Annuity is held as a Beneficiary Annuity, the Owner is an entity, and the Key Life is already deceased, then no Death Benefit is payable upon the death of the beneficial Owner.

MINIMUM DEATH BENEFIT

Each Annuity provides a minimum Death Benefit at no additional charge. The amount of the minimum Death Benefit is equal to the greater of:

     . The sum of all Purchase Payments you have made since the Issue Date of the Annuity (excluding any Purchase Credits) until the date of Due Proof of Death, reduced proportionally by the ratio of the amount of any withdrawal to the Account Value immediately prior to the withdrawal; AND

     . Your Unadjusted Account Value (less the amount of any Purchase Credits applied during the period beginning 12-months prior to the decedent's date of death, and ending on the date we receive Due Proof of Death with respect to the X Series). Please note that we will not recapture Purchase Credits until such time as we receive an order of exemption from the SEC allowing such recapture.

OPTIONAL DEATH BENEFITS

Two optional Death Benefits are offered for purchase with your Annuity to provide an enhanced level of protection for your Beneficiaries. The optional Death Benefits are called the Highest Anniversary Value Death Benefit and the Combination 5% Roll-up and Highest Anniversary Value Death Benefit. These optional Death Benefits also are available if your Annuity is held as a Beneficiary Annuity. Currently, these optional death benefits are only offered in those jurisdictions where we have received regulatory approval and must be elected at the time that you purchase your Annuity. Neither optional death benefit is available with Highest Daily Lifetime 6 Plus with LIA. You may not elect both Optional Death Benefits. Investment restrictions apply if you elect either Optional Death Benefit. See the chart in the "Investment Options" section of the prospectus for a list of Investment Options available and permitted with each benefit. If subsequent to your election of an Optional Death Benefit, we change our requirements as to how your Account Value must be allocated, we will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements.

KEY TERMS USED WITH THE HIGHEST ANNIVERSARY VALUE DEATH BENEFIT AND THE COMBINATION 5% ROLL-UP AND HIGHEST ANNIVERSARY VALUE DEATH BENEFIT:

     . The DEATH BENEFIT TARGET DATE for both the Highest Anniversary Value Death Benefit and the Combination 5% Roll-up and HAV Death Benefit initially is the later of (a) the anniversary of the Issue Date coinciding with or next following the date the oldest Owner (or Annuitant, if the Annuity is entity-owned) reaches age 80 and (b) the fifth anniversary of the Issue Date of the Annuity. If there is a change of Owner (or Annuitant, if the Annuity is entity-owned) prior to the Death Benefit Target Date, then we will set the Death Benefit Target Date with reference to the age of the oldest Owner (or Annuitant). However, we will not change the Death Benefit Target Date if the change of Owner (or Annuitant, for an entity-owned Annuity) occurs after the previous Death Benefit Target Date.

     . The HIGHEST ANNIVERSARY VALUE on the Issue Date is equal to your Unadjusted Account Value (including any Purchase Credits, in the case of the X Series). Thereafter, we calculate a Highest Anniversary Value on each anniversary of the Issue Date of the Annuity ("Annuity Anniversary") up to and including the earlier of the date of death or attainment of the Death Benefit Target Date. On each such anniversary, the Anniversary Value is equal to the greater of (a) the previous Highest Anniversary Value and (b) the Unadjusted Account Value on each such Anniversary. Between such anniversaries, the Highest Anniversary Value is increased by the sum of all Purchase Payments (including any associated Purchase Credits) since the prior anniversary date and reduced by any Proportional Withdrawals since the prior anniversary date.

     . THE ROLL-UP VALUE. The initial Roll-Up Value is equal to the Unadjusted Account Value on the Issue Date of the Annuity. Each day we increase the Roll-up Value, plus the amount of any additional Purchase Payments you make after the effective date of the Death Benefit (including Purchase Credits with respect to the X Series), at the daily equivalent of a 5% annual rate. We stop increasing the Roll-Up Value at the 5% annual rate on the first to occur of the following:
          (1) the decedent's date of death and (2) the Death Benefit Target Date. After we stop increasing the Roll-Up Value at the 5% annual rate, we continue to increase the Roll-Up Value by the amount of any additional Purchase Payments (including Purchase Credits with respect to the X Series) made after that date.

     . PROPORTIONAL WITHDRAWALS are determined by calculating the ratio of the amount of the withdrawal (including any applicable CDSC and MVA) to the Account Value as of the date of the withdrawal but immediately prior to the withdrawal. Proportional withdrawals result in a reduction to the Highest Anniversary Value or Roll-Up value by reducing such value in the same proportion as the Account Value was reduced by the withdrawal as of the date the withdrawal occurred. For example, if your Highest Anniversary Value or Roll-up value is $125,000 and you subsequently withdraw $10,000 at a time when your Account Value is equal to $100,000 (a 10% reduction), then we will reduce your Highest Anniversary Value or Roll-Up value ($ 125,000) by 10%, or $12,500.

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT ("HAV")

If an Annuity has one Owner, the Owner must be age 79 or less at the time the Highest Anniversary Value Optional Death Benefit is elected. If an Annuity has joint Owners, the oldest Owner must be age 79 or less upon election. If an Annuity is owned by an entity, the Annuitant must be age 79 or less upon election.

CALCULATION OF HIGHEST ANNIVERSARY VALUE DEATH BENEFIT

If the decedent's date of death occurs BEFORE the Death Benefit Target Date, the Death Benefit equals the greater of:

1. the greater of the minimum Death Benefit described above, and

2. the Highest Anniversary Value as of the date on which we receive Due Proof of Death, less any Purchase Credits granted during the period beginning 12 months prior to the date of death and ending on the date we receive Due Proof of Death. This means that we will recapture any Purchase Credits granted with respect to Purchase Payments we receive beginning 12 months prior to the date of death and thereafter. Please note that we will not recapture Purchase Credits until such time as we receive an order of exemption from the SEC allowing such recapture.

If the Owner dies ON OR AFTER the Death Benefit Target Date, the Death Benefit equals the greater of:

1. the greater of the minimum Death Benefit described above, and,

2. the Highest Anniversary Value on the Death Benefit Target Date, plus any Purchase Payments (and associated Purchase Credits) since the Death Benefit Target Date, less the effect of any Proportional Withdrawals since the Death Benefit Target Date, and less any Purchase Credits granted during the period beginning 12 months prior to the date of death and ending on the date we receive Due Proof of Death.

This Death Benefit may not be an appropriate feature where the oldest Owner's age (Annuitant if entity owned) is near age 80. This is because the benefit may not have the same potential for growth as it otherwise would, since there will be fewer Annuity anniversaries before the Death Benefit Target Date is reached.

COMBINATION 5% ROLL-UP AND HIGHEST ANNIVERSARY VALUE DEATH BENEFIT

If an Annuity has one Owner, the Owner must be age 79 or less at the time the Combination 5% Roll-up and HAV Optional Death Benefit is purchased. If an Annuity has joint Owners, the oldest Owner must be age 79 or less upon election. If the Annuity is owned by an entity, the Annuitant must be age 79 or less upon election.

CALCULATION OF 5% ROLL-UP AND HIGHEST ANNIVERSARY VALUE DEATH BENEFIT

The Combination 5% Roll-up and HAV Death Benefit equals the greatest of:

If the decedent's date of death occurs BEFORE the Death Benefit Target Date, the Death Benefit equals the greater of:

1. the greater of the minimum Death Benefit described above, and

2. the Highest Anniversary Value as of the date on which we receive Due Proof of Death, less any Purchase Credits granted during the period beginning 12 months prior to the date of death and ending on the date we receive Due Proof of Death. Please note that we will not recapture Purchase Credits until such time as we receive an order of exemption from the SEC allowing such recapture.

3. the Roll-Up Value as described above.

If the Owner dies ON OR AFTER the Death Benefit Target Date, the Death Benefit equals the greater of:

1. the greater of the minimum Death Benefit described above, and,

2. the Highest Anniversary Value on the Death Benefit Target Date plus any Purchase Payments (and associated Purchase Credits) since the Death Benefit Target Date, less the effect of any Proportional Withdrawals since the Death Benefit Target Date, and, less any Purchase Credits granted during the period beginning 12 months prior to the date of death and ending on the date we receive Due Proof of Death.

3. the Roll-Up Value as described below.

This Death Benefit may not be an appropriate feature where the oldest Owner's age (Annuitant if entity owned) is near age 80. This is because the benefit may not have the same potential for growth as it otherwise would, since there will be fewer Annuity anniversaries, and less time for the Roll-Up Value to increase, before the Death Benefit Target Date is reached.

EFFECT OF WITHDRAWALS ON THE ROLL-UP VALUE PRIOR TO DEATH BENEFIT TARGET DATE. Withdrawals prior to the Death Benefit Target Date reduce the Roll-Up Value by the amount of the withdrawal until an annual "dollar-for-dollar" limit has been reached, and withdrawals in excess of the dollar-for-dollar limit then reduce the Roll-Up Value proportionally. Until the first Anniversary of the Issue Date, the dollar-for-dollar limit is equal to 5% of the initial Roll-Up Value. On each Annuity Anniversary thereafter, we reset the dollar-for-dollar limit to equal 5% of the Roll-Up Value on that anniversary. When all or a portion of a withdrawal exceeds the dollar-for-dollar limit for that Annuity Year, the excess portion of the withdrawal proportionally reduces the Roll-Up Value. The proportional reduction decreases the Roll-Up Value by the ratio of the "excess withdrawal" (i.e., the amount of the withdrawal that exceeds the dollar-for-dollar limit in that Annuity Year) to your Account Value (after the Account Value has been reduced by any portion of the withdrawal that was within the dollar-for-dollar limit but IS NOT reduced by the excess withdrawal).

EFFECT OF WITHDRAWALS ON THE ROLL-UP VALUE ON OR AFTER THE DEATH BENEFIT TARGET DATE. All withdrawals after the Death Benefit Target date are Proportional Withdrawals.

WHAT ARE THE CHARGES FOR THE OPTIONAL DEATH BENEFITS?

For elections of the Highest Anniversary Value Death Benefit and the Combination 5% Roll-Up and HAV Death Benefit, we impose a charge equal to 0.40% and 0.80%, respectively, per year of the average daily net assets of the Sub-accounts. We deduct the charge for each of these benefits to compensate Pruco Life for providing increased insurance protection under the optional Death Benefits. The additional annualized charge is deducted daily against your Account Value allocated to the Sub-accounts.

CAN I TERMINATE THE OPTIONAL DEATH BENEFITS?

The Highest Anniversary Value Death Benefit and the Combination 5% Roll-up and HAV Death Benefit may not be terminated by you once elected. Each optional Death Benefit will terminate upon the first to occur of the following:

     . the date that the Death Benefit is determined, unless the Annuity is continued by a spouse Beneficiary;

     . upon your designation of a new Owner or Annuitant who, as of the effective date of the change, is older than the age at which we would then issue the Death Benefit (or if we do not then consent to continue the Death Benefit);

     .    upon the Annuity Date;

     .    upon surrender of the Annuity; or

     .    if your Account Value reaches zero.

Where an Annuity is structured so that it is owned by a grantor trust but the Annuitant is not the grantor, then the Annuity is required to be surrendered upon the death of the grantor if the grantor pre-deceases the Annuitant under
Section 72(s) of the Code. Under this circumstance, the Account Value will be paid out to the Beneficiary, and is not eligible for the Death Benefit provided under the Annuity.

Upon termination, we cease to assess the fee for the optional Death Benefit.

SPOUSAL CONTINUATION OF ANNUITY

Unless you designate a Beneficiary other than your spouse, upon the death of either spousal Owner, the surviving spouse may elect to continue ownership of the Annuity instead of taking the Death Benefit payment. The Unadjusted Account Value as of the date of Due Proof of Death will be equal to the Death Benefit that would have been payable. Any amount added to the Unadjusted Account Value will be allocated to the Sub-accounts (if you participate in an optional living benefit, such amount will not be directly added to any bond portfolio Sub-account used by the benefit, but may be reallocated by the pre-determined mathematical formula on the same day). No CDSC will apply to Purchase Payments made prior to the effective date of a spousal continuance. However, any additional Purchase Payments applied after the date the continuance is effective will be subject to all provisions of the Annuity, including the CDSC when applicable.

Subsequent to spousal continuation, the basic Death Benefit will be equal to the greater of:

     . The Unadjusted Account Value on the effective date of the spousal continuance, plus all Purchase Payments you have made since the spousal continuance (excluding any Purchase Credits) until the date of Due Proof of Death, reduced proportionally by the ratio of the amount of any withdrawal to the Account Value immediately prior to the withdrawal; and

     . The Unadjusted Account Value on Due Proof of Death of the surviving spouse (less the amount of any Purchase Credits applied during the period beginning 12-months prior to the decedent's date of death, and ending on the date we receive Due Proof of Death with respect to the X Series).

Spousal continuation is also permitted, subject to our rules and regulatory approval, if the Annuity is held by a custodial account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Code ("Custodial Account") and, on the date of the Annuitant's death, the spouse of the Annuitant is (1) the Contingent Annuitant under the Annuity and (2) the Beneficiary of the Custodial Account. The ability to continue the Annuity in this manner will result in the Annuity no longer qualifying for tax deferral under the Code. However, such tax deferral should result from the ownership of the Annuity by the Custodial Account. Please consult your tax or legal adviser.

Federal law only permits a spousal continuance to defer the distribution requirements of the Code to spouses recognized under federal law.

Any Optional Death Benefit in effect at the time the first of the spouses dies will continue only if spousal assumption occurs prior to the Death Benefit Target Date and prior to the assuming spouse's 80th birthday. If spousal assumption occurs after the Death Benefit Target Date (or the 80th birthday of the assuming spouse), then any Optional Death Benefit will terminate as of the date of spousal assumption. In that event, the assuming spouse's Death Benefit will equal the basic Death Benefit.

We allow a spouse to continue the Annuity even though he/she has reached or surpassed the Latest Annuity Date. However, upon such a spousal continuance, annuity payments would begin immediately.

PAYMENT OF DEATH BENEFITS

ALTERNATIVE DEATH BENEFIT PAYMENT OPTIONS - ANNUITIES OWNED BY INDIVIDUALS (NOT ASSOCIATED WITH TAX-FAVORED PLANS)

Except in the case of a spousal continuation as described above, upon your death, certain distributions must be made under the Annuity. The required distributions depend on whether you die before you start taking annuity payments under the Annuity or after you start taking annuity payments under the Annuity. If you die on or after the Annuity Date, the remaining portion of the interest in the Annuity must be distributed at least as rapidly as under the method of distribution being used as of the date of death. In the event of the decedent's death before the Annuity Date, the Death Benefit must be distributed:

..    within five (5) years of the date of death; or

..    as a series of payments not extending beyond the life expectancy of the
     Beneficiary or over the life of the Beneficiary. Payments under this option must begin within one year of the date of death.

If the Annuity is held as a Beneficiary Annuity, the payment of the Death Benefit must be distributed:

..    as a lump sum payment; or

..    as a series of required distributions under the Beneficiary Continuation
     Option as described below in the section entitled "Beneficiary Continuation Option,", unless you have made an election prior to Death Benefit proceeds becoming due.

ALTERNATIVE DEATH BENEFIT PAYMENT OPTIONS - ANNUITIES HELD BY TAX-FAVORED PLANS

The Code provides for alternative death benefit payment options when an Annuity is used as an IRA, 403(b) or other "qualified investment" that requires minimum distributions. Upon your death under an IRA, 403(b) or other "qualified investment", the designated Beneficiary may generally elect to continue the Annuity and receive Required Minimum Distributions under the Annuity instead of receiving the Death Benefit in a single payment. The available payment options will depend on whether you die before the date Required Minimum Distributions under the Code were to begin, whether you have named a designated Beneficiary and whether the Beneficiary is your surviving spouse.

..    If you die after a designated Beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life expectancy of the designated Beneficiary (provided such payments begin by December 31st of the year following the year of death). However, if your surviving spouse is the Beneficiary, the death benefit can be paid out over the life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death or December 31st of the year in which you would have reached age 70 1/2, whichever is later. Additionally, if the Death Benefit is payable to (or for the benefit of) your surviving spouse, that portion of the Annuity may be continued with your spouse as the Owner. If your Beneficiary elects to receive full distribution by December 31st of the year including the five year anniversary of the date of death, 2009 shall not be included in the five year requirement period. This effectively extends this period to December 31st of the year including the six year anniversary date of death.

..    If you die before a designated Beneficiary is named and before the date
     Required Minimum Distributions must begin under the Code, the Death Benefit must be paid out by December 31st of the year including the five year anniversary of the date of death. For Annuities where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into Separate Accounts by December 31st of the year following the year of death, such Annuity is deemed to have no designated Beneficiary. For this distribution requirement also, 2009 shall not be included in the five year requirement period.

..    If you die before a designated Beneficiary is named and after the date
     Required Minimum Distributions must begin under the Code, the Death Benefit must be paid out at least as rapidly as under the method then in effect. For Annuities where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into Separate Accounts by December 31st of the year following the year of death, such Annuity is deemed to have no designated Beneficiary.

A Beneficiary has the flexibility to take out more each year than mandated under the Required Minimum Distribution rules.

Until withdrawn, amounts in an IRA, 403(b) or other "qualified investment" continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the Required Minimum Distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

For a Roth IRA, if death occurs before the entire interest is distributed, the Death Benefit must be distributed under the same rules applied to IRAs where death occurs before the date Required Minimum Distributions must begin under the Code.

The tax consequences to the Beneficiary may vary among the different Death Benefit payment options. See the Tax Considerations section of this prospectus, and consult your tax advisor.

BENEFICIARY CONTINUATION OPTION

Instead of receiving the Death Benefit in a single payment, or under an Annuity Option, a Beneficiary may take the Death Benefit under an alternative Death Benefit payment option, as provided by the Code and described above under the sections entitled "Payment of Death Benefits" and "Alternative Death Benefit Payment Options - Annuities Held by Tax-Favored Plans." This "Beneficiary Continuation Option" is described below and is available for both qualified Annuities (i.e. annuities sold to an IRA, Roth IRA, SEP IRA, or 403(b)), Beneficiary Annuities and non-qualified Annuities. This option is different from the "Beneficiary Annuity", because the Beneficiary Continuation Option is a death benefit payout option used explicitly for annuities issued by a Prudential affiliate. . Under the Beneficiary Continuation
Option:

     . The Beneficiary must apply at least $15,000 to the Beneficiary Continuation Option (thus, the Death Benefit amount payable to each Beneficiary must be at least $15,000).

     . The Annuity will be continued in the Owner's name, for the benefit of the Beneficiary.

     . Beginning on the date we receive an election by the Beneficiary to take the Death Benefit in a form other than a lump sum, the Beneficiary will incur a Settlement Service Charge which is an annual charge assessed on a daily basis against the average assets allocated to the Sub-accounts. The charge is 1.00% per year.

     . Beginning on the date we receive an election by the Beneficiary to take the Death Benefit in a form other than a lump sum, the Beneficiary will incur an annual maintenance fee equal to the lesser of $30 or 2% of Unadjusted Account Value. The fee will only apply if the Unadjusted Account Value is less than $25,000 at the time the fee is assessed. The fee will not apply if it is assessed 30 days prior to a surrender request.

     . The initial Account Value will be equal to any Death Benefit (including any optional Death Benefit) that would have been payable to the Beneficiary if the Beneficiary had taken a lump sum distribution.

     . The available Sub-accounts will be among those available to the Owner at the time of death, however certain Sub-accounts may not be available.

     . The Beneficiary may request transfers among Sub-accounts, subject to the same limitations and restrictions that applied to the Owner. Transfers in excess of 20 per year will incur a $10 transfer fee.

     .    No MVA Options will be offered for Beneficiary Continuation Options.

     . No additional Purchase Payments can be applied to the Annuity. Multiple death benefits cannot be combined in a single Beneficiary Continuation Option.

     . The basic Death Benefit and any optional benefits elected by the Owner will no longer apply to the Beneficiary.

     . The Beneficiary can request a withdrawal of all or a portion of the Account Value at any time, unless the Beneficiary Continuation Option was the payout predetermined by the Owner and the Owner restricted the Beneficiary's withdrawal rights.

     .    Withdrawals are not subject to CDSC.

     . Upon the death of the Beneficiary, any remaining Account Value will be paid in a lump sum to the person(s) named by the Beneficiary (successor), unless the successor chooses to continue receiving payments through a Beneficiary Continuation Option established for the successor. However, the distributions will continue to be based on the Key Life of the Beneficiary Continuation Option the successor received the death benefit proceeds from.

     We may pay compensation to the broker-dealer of record on the Annuity based on amounts held in the Beneficiary Continuation Option. Please contact us for additional information on the availability, restrictions and limitations that will apply to a Beneficiary under the Beneficiary Continuation Option.

                          VALUING YOUR INVESTMENT

VALUING THE SUB-ACCOUNTS

When you allocate Account Value to a Sub-account, you are purchasing Units of the Sub-account. Each Sub-account invests exclusively in shares of an underlying Portfolio. The value of the Units fluctuates with the market fluctuations of the Portfolios. The value of the Units also reflects the daily accrual for the Insurance Charge, and if you elected one or more optional benefits whose annualized charge is deducted daily, the additional charge for such benefits.

Each Valuation Day, we determine the price for a Unit of each Sub-account, called the "Unit Price." The Unit Price is used for determining the value of transactions involving Units of the Sub-accounts. We determine the number of Units involved in any transaction by dividing the dollar value of the transaction by the Unit Price of the Sub-account as of the Valuation Day. There may be several different Unit Prices for each Sub-account to reflect the Insurance Charge and the charges for any optional benefits. The Unit Price for the Units you purchase will be based on the total charges for the benefits that apply to your Annuity. See the section below entitled "Termination of Optional

Benefits" for a detailed discussion of how Units are purchased and redeemed to reflect changes in the daily charges that apply to your Annuity.

EXAMPLE

Assume you allocate $5,000 to a Sub-account. On the Valuation Day you make the allocation, the Unit Price is $14.83. Your $5,000 buys 337.154 Units of the Sub-account. Assume that later, you wish to transfer $3,000 of your Account Value out of that Sub-account and into another Sub-account. On the Valuation Day you request the transfer, the Unit Price of the original Sub-account has increased to $16.79 and the Unit Price of the new Sub-account is $17.83. To transfer $3,000, we sell 178.677 Units at the current Unit Price, leaving you
158.477 Units. We then buy $3,000 of Units of the new Sub-account at the Unit Price of $17.83. You would then have 168.255 Units of the new Sub-account.

PROCESSING AND VALUING TRANSACTIONS

Pruco Life is generally open to process financial transactions on those days that the New York Stock Exchange (NYSE) is open for trading. There may be circumstances where the NYSE does not open on a regularly scheduled date or time or closes at an earlier time than scheduled (normally 4:00 p.m. EST). Generally, financial transactions requested in Good Order before the close of the NYSE will be processed according to the value next determined following the close of business. Financial transactions requested on a non-business day or after the close of the NYSE will be processed based on the value next computed on the next Valuation Day. There may be circumstances when the opening or closing time of the NYSE is different than other major stock exchanges, such as NASDAQ or the American Stock Exchange. Under such circumstances, the closing time of the NYSE will be used when valuing and processing transactions.

The NYSE is closed on the following nationally recognized holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas. On those dates, we will not process any financial transactions involving purchase or redemption orders. Pruco Life will also not process financial transactions involving purchase or redemption orders or transfers on any day that:

..    trading on the NYSE is restricted;

..    an emergency, as determined by the SEC, exists making redemption or valuation of securities held in the Separate Account impractical; or

..    the SEC, by order, permits the suspension or postponement for the protection of security holders.

We have arrangements with certain selling firms, under which receipt by the firm in Good Order prior to our cut-off time on a given Valuation Day is treated as receipt by us on that Valuation Day for pricing purposes. Currently, we have such an arrangement with Citigroup Global Markets Inc. ("CGM"). We extend this pricing treatment to orders that you submit directly through CGM and to certain orders submitted through Morgan Stanley Smith Barney LLC ("MSSB") where CGM serves as clearing firm for MSSB. Your MSSB registered representative can tell you whether your order will be cleared through CGM. In addition, we currently have an arrangement with Merrill, Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch") under which transfer orders between Sub-accounts that are received in Good Order by Merrill Lynch prior to the NYSE close on a given Valuation Day will be priced by us as of that Valuation Day. The arrangements with CGM, MSSB, and Merrill Lynch may be terminated or modified in certain circumstances.

INITIAL PURCHASE PAYMENTS: We are required to allocate your initial Purchase Payment to the Sub-accounts within two (2) Valuation Days after we receive all of our requirements at our office to issue an Annuity. If we do not have all the required information to allow us to issue your Annuity, we may retain the Purchase Payment while we try to reach you or your representative to obtain all of our requirements. If we are unable to obtain all of our required information within five (5) Valuation Days, we are required to return the Purchase Payment to you at that time, unless you specifically consent to our retaining the Purchase Payment while we gather the required information. Once we obtain the required information, we will invest the Purchase Payment (and any associated Purchase Credit with respect to the X Series) and issue an Annuity within two
(2) Valuation Days. With respect to both your initial Purchase Payment and any subsequent Purchase Payment that is pending investment in our separate account, we may hold the amount temporarily in a suspense account and may earn interest on amounts held in that suspense account. You will not be credited with any interest on amounts held in that suspense account.

ADDITIONAL PURCHASE PAYMENTS: We will apply any additional Purchase Payments (and any associated Purchase Credit with respect to the X Series) on the Valuation Day that we receive the Purchase Payment at our Service Office in Good Order.

SCHEDULED TRANSACTIONS: Scheduled transactions include transfers under Dollar Cost Averaging, the Asset Allocation Program, Auto-Rebalancing, Systematic Withdrawals, Systematic Investments, required Minimum Distributions, substantially equal periodic payments under section 72(t)/72(q) of the Code, and annuity payments. Scheduled transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a Valuation Day. In that case, the transaction will be processed and valued on the next Valuation Day, unless (with respect to required Minimum Distributions, substantially equal periodic payments under Section 72(t)/72(q) of the Code, and annuity payments only), the next Valuation Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Valuation Day.

UNSCHEDULED TRANSACTIONS: "Unscheduled" transactions include any other non-scheduled transfers and requests for Partial Withdrawals or Free Withdrawals or Surrenders. With respect to certain written requests to withdraw Account Value, we may seek to verify the requesting Owner's signature. Specifically, we reserve the right to perform a signature verification for (a) any withdrawal exceeding a certain dollar amount and (b) a withdrawal exceeding a certain dollar amount if the payee is someone other than the Owner. In addition, we will not honor a withdrawal request in which the requested payee is the Financial Professional or agent of record. We reserve the right to request a signature guarantee with respect to a written withdrawal request. If we do perform a signature verification, we will pay the withdrawal proceeds within 7 days after the withdrawal request was received by us in Good Order, and will process the transaction in accordance with the discussion in "Processing And Valuing Transactions"

MEDICALLY-RELATED SURRENDERS & DEATH BENEFITS: Medically-related surrender requests and Death Benefit claims require our review and evaluation before processing. We price such transactions as of the date we receive at our Service Office in Good Order all supporting documentation we require for such transactions.

We are generally required by law to pay any surrender request or death benefit claims from the Separate Account within 7 days of our receipt of your request in Good Order.

TERMINATION OF OPTIONAL BENEFITS: If any optional benefit terminates, we will no longer deduct the charge we apply to purchase the optional benefit. Certain optional benefits may be added after you have purchased your Annuity. On the date a charge no longer applies or a charge for an optional benefit begins to be deducted, your Annuity will become subject to a different charge.

                          TAX CONSIDERATIONS

The tax considerations associated with an Annuity vary depending on whether the contract is (i) owned by an individual or non-natural person, and not associated with a tax-favored retirement plan, or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of contracts below. The discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The information provided is not intended as tax advice. You should consult with a qualified tax advisor for complete information and advice. References to Purchase Payments below relate to your cost basis in your contract. Generally, your cost basis in a contract not associated with a tax-favored retirement plan is the amount you pay into your contract, or into annuities exchanged for your contract, on an after-tax basis less any withdrawals of such payments. Cost basis for a tax-favored retirement plan is provided only in limited circumstances, such as for contributions to a Roth IRA or nondeductible IRA contributions. The discussion includes a description of certain spousal rights under the contract, and our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act (which defines a "marriage" as a legal union between a man and a woman and a "spouse" as a person of the opposite sex). Depending on the state in which your annuity is issued, we may offer certain spousal benefits to civil union couples or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil unions or same-sex marriages. Therefore, we cannot permit a civil union partner or same-sex spouse to continue the annuity upon the death of the first partner within the meaning of the federal tax law. This limits the benefits afforded a civil union partner or same-sex spouse under the annuity's "spousal continuance" provision. Civil union couples and same-sex marriage spouses should consider that limitation before selecting a spousal benefit under the annuity.

The discussion below generally assumes that the Annuity Contract is issued to the Contract Owner. For Annuity Contracts issued under the Beneficiary Continuation Option or as a Beneficiary Annuity, refer to the Taxes Payable by Beneficiaries for Nonqualified Annuity Contracts and Required Distributions Upon Your Death for Qualified Annuity Contracts in this Tax Considerations section.

NONQUALIFIED ANNUITY CONTRACTS

In general, as used in this prospectus, a Nonqualified Annuity is owned by an individual or non-natural person and is not associated with a tax-favored retirement plan.

TAXES PAYABLE BY YOU We believe the Annuity is an annuity contract for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the contract. Generally, annuity contracts issued by the same company (and affiliates) to you during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described below. Charges for investment advisory fees that are taken from the contract are treated as a partial withdrawal from the contract and will be reported as such to the contract Owner.

It is possible that the Internal Revenue Service (IRS) would assert that some or all of the charges for the optional benefits under the contract should be treated for federal income tax purposes as a partial withdrawal from the contract. If this were the case, the charge for this benefit could be deemed a withdrawal and treated as taxable to the extent there are earnings in the contract. Additionally, for Owners under age 59 1/2, the taxable income attributable to the charge for the benefit could be subject to a tax penalty. If the IRS determines that the charges for one or more benefits under the contract are taxable withdrawals, then the sole or surviving Owner will be provided with a notice from us describing available alternatives regarding these benefits.

You must commence annuity payments no later than the first day of the calendar month next following the maximum Annuity date for your Contract. For some of our contracts, you are able to choose to defer the Annuity Date beyond the default Annuity date described in your Contract. However, the IRS may not then consider your contract to be an annuity under the tax law.

TAXES ON WITHDRAWALS AND SURRENDER If you make a withdrawal from your contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as return of Purchase Payments, until all gain has been withdrawn. Once all gain has been withdrawn, payments will be treated as a nontaxable return of Purchase Payments until all Purchase Payments have been returned. After all Purchase Payments are returned, all subsequent amounts will be taxed as ordinary income. You will generally be taxed on any withdrawals from the contract while you are alive even if the withdrawal is paid to someone else. Withdrawals under any of the optional living benefits or as a systematic payment are taxed under these rules. If you assign or pledge all or part of your contract as collateral for a loan, the part assigned generally will be treated as a withdrawal. If you transfer your contract for less than full consideration, such as by gift, you will also trigger tax on any gain in the contract. This rule does not apply if you transfer the contract to your spouse or under most circumstances if you transfer the contract incident to divorce.

If you choose to receive payments under an interest payment option, or a Beneficiary chooses to receive a death benefit under an interest payment option, that election will be treated, for tax purposes, as surrendering your Annuity and will immediately subject any gain in the contract to income tax.

TAXES ON ANNUITY PAYMENTS A portion of each annuity payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your Purchase Payments (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the contract. After the full amount of your Purchase Payments have been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the Annuitant before the full amount of your Purchase Payments have been recovered, a tax deduction may be allowed for the unrecovered amount.

Please refer to your Annuity contract for the maximum Annuity Date.

Tax Penalty for Early Withdrawal from a Nonqualified Annuity Contract You may owe a 10% tax penalty on the taxable part of distributions received from your Nonqualified Annuity contract before you attain age 59 1/2. Amounts are not subject to this tax penalty if:

     .    the amount is paid on or after you reach age 59 1/2 or die;

     .    the amount received is attributable to your becoming disabled;

     . generally the amount paid or received is in the form of substantially equal payments not less frequently than annually (please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years and modification of payments during that time period will result in retroactive application of the 10% tax penalty); or

     . the amount received is paid under an immediate annuity contract (in which annuity payments begin within one year of purchase).

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

SPECIAL RULES IN RELATION TO TAX-FREE EXCHANGES UNDER SECTION 1035

Section 1035 of the Internal Revenue Code of 1986, as amended (Code), permits certain tax-free exchanges of a life insurance, annuity or endowment contract for an annuity, including tax-free exchanges of annuity death benefits for a Beneficiary Annuity. Partial surrenders may be treated in the same way as tax-free 1035 exchanges of entire contracts, therefore avoiding current taxation of any gains in the contract as well as the 10% tax penalty on pre-age 59 1/2 withdrawals. In Revenue Procedure 2008-24, the IRS has indicated that where there is a surrender or distribution from either the initial annuity contract or receiving annuity contract within 12 months of the date on which the partial exchange was completed, the transfer will retroactively be treated as a taxable distribution from the initial annuity contract and a contribution to the receiving annuity contract. Tax free exchange treatment will be retained if the subsequent surrender or distribution would be eligible for an exception to the 10% federal income tax penalty, other than the exceptions for substantially equal periodic payments or distributions under an immediate annuity. It is unclear how the IRS will treat a partial exchange from a life insurance, endowment, or annuity contract into an immediate annuity. As of the date of this prospectus, we will accept a partial 1035 exchange from a non-qualified annuity into an immediate annuity as a "tax-free" exchange for future tax reporting purposes, except to the extent that we, as a reporting and withholding agent, believe that we would be expected to deem the transaction to be abusive. However, some insurance companies may not recognize these partial surrenders as tax-free exchanges and may report them as taxable distributions to the extent of any gain distributed as well as subjecting the taxable portion of the distribution to the 10% tax penalty. We strongly urge you to discuss any transaction of this type with your tax advisor before proceeding with the transaction.

If an Annuity is purchased through a tax-free exchange of a life insurance, annuity or endowment contract that was purchased prior to August 14, 1982, then any Purchase Payments made to the original contract prior to August 14, 1982 will be treated as made to the new contract prior to that date. Generally, such pre-August 14, 1982 withdrawals are treated as a recovery of your investment in the contract first until Purchase Payments made before August 14, 1982 are withdrawn. Moreover, any income allocable to Purchase Payments made before August 14, 1982, is not subject to the 10% tax penalty.

TAXES PAYABLE BY BENEFICIARIES

The Death Benefit options are subject to income tax to the extent the distribution exceeds the cost basis in the contract. The value of the Death Benefit, as determined under federal law, is also included in the Owner's estate. Generally, the same tax rules described above would also apply to amounts received by your Beneficiary. Choosing any option other than a lump sum Death Benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below in the Annuity Qualification section. Tax consequences to the Beneficiary vary depending upon the Death Benefit payment option selected. Generally, for payment of the Death Benefit

     . As a lump sum payment: the Beneficiary is taxed on gain in the contract.

     . Within 5 years of death of Owner: the Beneficiary is taxed as amounts are withdrawn (in this case gain is treated as being distributed first).

     . Under an annuity or annuity settlement option with distribution beginning within one year of the date of death of the Owner: the Beneficiary is taxed on each payment (part will be treated as gain and part as return of Purchase Payments).

Considerations for Contingent Annuitants: We may allow the naming of a contingent Annuitant when a Nonqualified Annuity contract is held by a pension plan or a tax favored retirement plan. In such a situation, the Annuity may no longer qualify for tax deferral where the Annuity contract continues after the death of the Annuitant.

Reporting and Withholding on Distributions Taxable amounts distributed from an Annuity are subject to federal and state income tax reporting and withholding. In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution. In the case of an annuity or similar periodic payment, we will withhold as if you are a married individual with three (3) exemptions unless you designate a different withholding status. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In the case of all other distributions, we will withhold at a 10% rate. You may generally elect not to have tax withheld from your payments. An election out of withholding must be made on forms that we provide.

State income tax withholding rules vary and we will withhold based on the rules of your State of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien's country. Please refer to the discussion below regarding withholding rules for a Qualified Annuity.

Regardless of the amount withheld by us, you are liable for payment of federal and state income tax on the taxable portion of annuity distributions. You should consult with your tax advisor regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.

ENTITY OWNERS

Where a contract is held by a non-natural person (e.g. a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the contract will not be taxed as an annuity and increases in the value of the contract over its cost basis will be subject to tax annually.

Where a contract is issued to a trust, and such trust is characterized as a grantor trust under the Internal Revenue Code, such contract shall not be considered to be held by a non-natural person and will generally be subject to the tax reporting and withholding requirements for a

NONQUALIFIED ANNUITY.

Where a contract is structured so that it is owned by a grantor trust but the Annuitant is not the grantor, then the contract is required to terminate upon the death of the grantor if the grantor pre-deceases the Annuitant under Section 72(s) of the Code. Under this circumstance, the contract value will be paid out to the Beneficiary and it is not eligible for the death benefit provided under the contract.

ANNUITY QUALIFICATION

Diversification And Investor Control. In order to qualify for the tax rules applicable to annuity contracts described above, the assets underlying the Sub-accounts of an Annuity must be diversified, according to certain rules under the Internal Revenue Code. Each portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, where applicable. We believe the Portfolios underlying the variable Investment Options of the Annuity meet these diversification requirements.

An additional requirement for qualification for the tax treatment described above is that we, and not you as the contract Owner, must have sufficient control over the underlying assets to be treated as the Owner of the underlying assets for tax purposes. While we also believe these investor control rules will be met, the Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable annuity. It is unclear whether such guidelines, if in fact promulgated, would have retroactive effect. It is also unclear what effect, if any, such guidelines might have on transfers between the Investment Options offered pursuant to this prospectus. We reserve the right to take any action, including modifications to your Annuity or the Investment Options, required to comply with such guidelines if promulgated. Any such changes will apply uniformly to affected Owners and will be made with such notice to affected Owners as is feasible under the circumstances.

REQUIRED DISTRIBUTIONS UPON YOUR DEATH FOR NONQUALIFIED ANNUITY CONTRACTS. Upon your death, certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract. If you die on or after the Annuity Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If you die before the Annuity Date, the entire interest in the contract must be distributed within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the designated Beneficiary (provided such payments begin within one year of your death). Your designated Beneficiary is the person to whom benefit rights under the contract pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years. Additionally, if the Annuity is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the Owner. For Nonqualified annuity contracts owned by a non-natural person, the required distribution rules apply upon the death of the Annuitant. This means that for a contract held by a non-natural person (such as a trust) for which there is named a co-annuitant, then such required distributions will be triggered by the death of the first co-annuitants to die.

CHANGES IN YOUR ANNUITY. We reserve the right to make any changes we deem necessary to assure that your Annuity qualifies as an annuity contract for tax purposes. Any such changes will apply to all contract Owners and you will be given notice to the extent feasible under the circumstances.

QUALIFIED ANNUITY CONTRACTS

In general, as used in this prospectus, a Qualified Annuity is an Annuity contract with applicable endorsements for a tax-favored plan or a Nonqualified Annuity contract held by a tax-favored retirement plan.

The following is a general discussion of the tax considerations for Qualified Annuity contracts. This Annuity may or may not be available for all types of the tax-favored retirement plans discussed below. This discussion assumes that you have satisfied the eligibility requirements for any tax-favored retirement plan. Please consult your Financial Professional prior to purchase to confirm if this contract is available for a particular type of tax-favored retirement plan or whether we will accept the type of contribution you intend for this contract.

A Qualified annuity may typically be purchased for use in connection with:

..    Individual retirement accounts and annuities (IRAs), including inherited
     IRAs (which we refer to as a Beneficiary IRA), which are subject to Sections 408(a) and 408(b) of the Code;

..    Roth IRAs, including inherited Roth IRAs (which we refer to as a
     Beneficiary Roth IRA) under Section 408A of the Code;

..    A corporate Pension or Profit-sharing plan (subject to 401(a) of the Code);

..    H.R. 10 plans (also known as Keogh Plans, subject to 401(a) of the Code)

..    Tax Sheltered Annuities (subject to 403(b) of the Code, also known as Tax
     Deferred Annuities or TDAs);

..    Section 457 plans (subject to 457 of the Code).


A Nonqualified annuity may also be purchased by a 401(a) trust or custodial IRA or Roth IRA account, or a Section 457 plan, which can hold other permissible assets. The terms and administration of the trust or custodial account or plan in accordance with the laws and regulations for 401(a) plans, IRAs or Roth IRAs, or a Section 457 plan, as applicable, are the responsibility of the applicable trustee or custodian.

You should be aware that tax favored plans such as IRAs generally provide income tax deferral regardless of whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional tax benefits (such as income tax deferral and income tax free transfers).

TYPES OF TAX-FAVORED PLANS

IRAs. If you buy an Annuity for use as an IRA, we will provide you a copy of the prospectus and contract. The "IRA Disclosure Statement" and "Roth IRA Disclosure Statement" which accompany the prospectus contain information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a "Free Look" after making an initial contribution to the contract. During this time, you can cancel the Annuity by notifying us in writing, and we will refund all of the Purchase Payments under the Annuity (or, if provided by applicable state law, the amount credited under the Annuity, if greater), less any applicable federal and state income tax withholding.

CONTRIBUTIONS LIMITS/ROLLOVERS. Subject to the minimum Purchase Payment requirements of an Annuity, you may purchase an Annuity for an IRA in connection with a "rollover" of amounts from a qualified retirement plan, as a transfer from another IRA, by making a single contribution consisting of your IRA contributions and catch-up contributions, if applicable, attributable to the prior year and the current year during the period from January 1 to April 15, or as a current year contribution. In 2009 the contribution limit is $5,000. The contribution amount is indexed for inflation. The tax law also provides for a catch-up provision for individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year. The catch-up amount is not indexed for inflation.

The "rollover" rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally "roll over" certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy an Annuity, you can make regular IRA contributions under the Annuity (to the extent permitted by law). However, if you make such regular IRA contributions, you should note that you will not be able to treat the contract as a "conduit IRA," which means that you will not retain possible favorable tax treatment if you subsequently "roll over" the contract funds originally derived from a qualified retirement plan or TDA into another Section 401(a) plan or TDA. In some circumstances, non-spouse Beneficiaries may directly roll over to an IRA amounts due from qualified plans, 403(b) plans, and governmental 457(b) plans.

The rollover rules applicable to non-spouse Beneficiaries under the Code are more restrictive than the rollover rules applicable to Owner/participants and spouse Beneficiaries. Generally, non-spouse Beneficiaries may roll over distributions from tax favored retirement plans only as a direct rollover, and if permitted by the plan. Under the Worker, Retiree and Employer Recovery Act of 2008, employer retirement plans are required to permit non-spouse Beneficiaries to roll over funds to an inherited IRA for plan years beginning after December 31, 2009. An inherited IRA must be directly rolled over from the employer plan or IRA and must be titled in the name of the deceased (i.e., John Doe deceased for the benefit of Jane Doe). No additional contributions can be made to a inherited IRA. In this prospectus, an inherited IRA is also referred to as a Beneficiary Annuity.

Required Provisions. Contracts that are IRAs (or endorsements that are part of the contract) must contain certain provisions:

..    You, as Owner of the contract, must be the "Annuitant" under the contract
     (except in certain cases involving the division of property under a decree of divorce);

..    Your rights as Owner are non-forfeitable;

..    You cannot sell, assign or pledge the contract;

..    The annual contribution you pay cannot be greater than the maximum amount allowed by law, including catch-up contributions if applicable (which does not include any rollover amounts);

..    The date on which required minimum distributions must begin cannot be later than April 1st of the calendar year after the calendar year you turn age 70 1/2; and

..    Death and annuity payments must meet "required minimum distribution" rules described below.

Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described earlier regarding a Nonqualified Annuity. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

..    A 10% early withdrawal penalty described below;

..    Liability for "prohibited transactions" if you, for example, borrow against the value of an IRA; or

..    Failure to take a required minimum distribution, also described below.

SEPs. SEPs are a variation on a standard IRA, and contracts issued to a SEP must satisfy the same general requirements described under IRAs (above). There are, however, some differences:

..    If you participate in a SEP, you generally do not include in income any employer contributions made to the SEP on your behalf up to the lesser of
     (a) $49,000 in 2009 ($46,000 in 2008) or (b) 25% of your taxable compensation paid by the contributing employer (not including the employer's SEP contribution as compensation for these purposes). However, for these purposes, compensation in excess of certain limits established by the IRS will not be considered. In 2009, this limit is $245,000 ($230,000 for 2008);

..    SEPs must satisfy certain participation and nondiscrimination requirements not generally applicable to IRAs; and

..    SEPs that contain a salary reduction or "SARSEP" provision prior to 1997 may permit salary deferrals up to $16,500 in 2009 with the employer making these contributions to the SEP. However, no new "salary reduction" or "SARSEPs" can be established after 1996. Individuals participating in a SARSEP who are age 50 or above by the end of the year will be permitted to contribute an additional $5,500 in 2009. These amounts are indexed for inflation. These Annuities are not available for SARSEPs. You will also be provided the same information, and have the same "Free Look" period, as you would have if you purchased the contract for a standard IRA.

ROTH IRAs. The "Roth IRA Disclosure Statement" contains information about eligibility, contribution limits, tax particulars and other Roth IRA information. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:

..    Contributions to a Roth IRA cannot be deducted from your gross income;

..    "Qualified distributions" from a Roth IRA are excludable from gross income.
     A "qualified distribution" is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the Owner of the IRA attains age 59 1/2; (b) after the Owner's death; (c) due to the Owner's disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any Roth IRA established for the Owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings and earnings will be taxed generally in the same manner as distributions from a traditional IRA.

..    If eligible (including meeting income limitations and earnings requirements), you may make contributions to a Roth IRA after attaining age 70 1/2, and distributions are not required to begin upon attaining such age or at any time thereafter.

Subject to the minimum Purchase Payment requirements of an Annuity, if you meet certain income limitations you may purchase an Annuity for a Roth IRA in connection with a "rollover" of amounts of another traditional IRA, conduit IRA, SEP, SIMPLE-IRA or Roth IRA by making a single contribution consisting of your Roth IRA contributions and catch-up contributions, if applicable, attributable to the prior year and the current year during the period from January 1 to April 15 of the current year, or with a current contribution. The Code permits persons who meet certain income limitations (generally, adjusted gross income under $100,000) who are not married filing a separate return and who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a "rollover" of all or any part of the amount of such distribution to a Roth IRA which they establish. Beginning January 2008, an individual receiving an eligible rollover distribution from an employer sponsored retirement plan under sections 401(a) or 403(b) of the Code can directly roll over contributions to a Roth IRA, subject to the same income limits. This conversion triggers current taxation (but is not subject to a 10% early distribution penalty). Once an Annuity has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law. In addition, an individual receiving an eligible rollover distribution from a designated Roth account under an employer plan may roll over the distribution to a Roth IRA even if the individual is not eligible to make regular contributions to a Roth IRA. Until 2010, participants with an adjusted gross income greater than $100,000 are not permitted to roll over funds from an employer plan , other than a Roth 401(k) or Roth 403(b) distribution, to a Roth IRA.

Non-spouse Beneficiaries receiving a distribution from an employer sponsored retirement plan under sections 401(a) or 403(b) of the Code can also directly roll over contributions to a Roth IRA, subject to the same income limits.

However, it is our understanding of the Code that non-spouse Beneficiaries cannot "rollover" benefits from a traditional IRA to a Roth IRA.

TDAs. You may own a Tax Deferred Annuity (also known as a TDA, Tax Sheltered Annuity (TSA), 403(b) plan or 403(b) annuity) generally if you are an employee of a tax-exempt organization (as defined under Code Section 501(c)(3)) or a public educational organization, and you may make contributions to a TDA so long as your employer maintains such a plan and your rights to the annuity are non-forfeitable. Contributions to a TDA, and any earnings, are not taxable until distribution. You may also make contributions to a TDA under a salary reduction agreement, generally up to a maximum of $16,500 in 2009. Individuals participating in a TDA who are age 50 or above by the end of the year will be permitted to contribute an additional $5,500 in 2009. This amount is indexed for inflation. Further, you may roll over TDA amounts to another TDA or an IRA. You may also roll over TDA amounts to a qualified retirement plan, a SEP and a 457 government plan. A contract may generally only qualify as a TDA if distributions of salary deferrals (other than "grandfathered" amounts held as of December 31, 1988) may be made only on account of:

..    Your attainment of age 59 1/2;

..    Your severance of employment;

..    Your death;

..    Your total and permanent disability; or

..    Hardship (under limited circumstances, and only related to salary deferrals, not including earnings attributable to these amounts).

In any event, you must begin receiving distributions from your TDA by April 1st of the calendar year after the calendar year you turn age 70 1/2 or retire, whichever is later. These distribution limits do not apply either to transfers or exchanges of investments under the contract, or to any "direct transfer" of your interest in the contract to another employer's TDA plan or mutual fund "custodial account" described under Code Section 403(b)(7). Employer contributions to TDAs are subject to the same general contribution, nondiscrimination, and minimum participation rules applicable to "qualified" retirement plans.

CAUTION: Under recent IRS regulations we can accept contributions, transfers and rollovers only if we have entered into an information-sharing agreement, or its functional equivalent, with the applicable employer or its agent. In addition, in order to comply with the regulations, we will only process certain transactions (e.g, transfers, withdrawals, hardship distributions and, if applicable, loans) with employer approval. This means that if you request one of these transactions we will not consider your request to be in Good Order, and will not therefore process the transaction, until we receive the employer's approval in written or electronic form.

Required Minimum Distributions and Payment Options If you hold the contract under an IRA (or other tax-favored plan), required minimum distribution rules must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. For a TDA or a 401(a) plan for which the participant is not a greater than 5% Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount of the payment must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us at a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any required minimum distribution not made in a timely manner. Required minimum distributions are calculated based on the sum of the Account Value and the actuarial value of any additional death benefits and benefits from optional riders that you have purchased under the contract. As a result, the required minimum distributions may be larger than if the calculation were based on the Account Value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Annuity and an increased amount of taxable income distributed to the Annuity Owner, and a reduction of death benefits and the benefits of any optional riders.

You can use the Minimum Distribution option to satisfy the required minimum distribution rules for an Annuity without either beginning annuity payments or surrendering the Annuity. We will distribute to you the required minimum distribution amount, less any other partial withdrawals that you made during the year. Such amount will be based on the value of the contract as of December 31 of the prior year, but is determined without regard to other contracts you may own. If you have previously elected the Minimum Distribution Option to satisfy your required minimum distributions, we will continue to make such distributions to you in 2009 based on this methodology, unless you tell us not to make a 2009 distribution.

Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. If you inherit more than one IRA or more than one Roth IRA from the same Owner, similar rules apply.

REQUIRED DISTRIBUTIONS UPON YOUR DEATH FOR QUALIFIED ANNUITY CONTRACTS

Upon your death under an IRA, Roth IRA, 403(b) or other employer sponsored plan, the designated Beneficiary may generally elect to continue the contract and receive required minimum distributions under the contract instead of receiving the death benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated Beneficiary and whether that Beneficiary is your surviving spouse.

..    If you die after a designated Beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life or life expectancy of the designated Beneficiary (as long as payments begin by December 31 st of the year following the year of death). However, if your surviving spouse is the Beneficiary, the death benefit can be paid out over the life or life expectancy of your spouse with such payments beginning no later than December 31 st of the year following the year of death or December 31st of the year in which you would have reached age 70 1/2, which ever is later. Additionally, if the contract is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the Owner. If you die before a designated Beneficiary is named and before the date required minimum distributions must begin under the Code, the death benefit must be paid out by December 31st of the year including the five year anniversary of the date of death. For contracts where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31/st/ of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement. For this distribution requirement also, 2009 shall not be included in the five year requirement period.

..    If you die before a designated Beneficiary is named and after the date required minimum distributions must begin under the Code, the death benefit must be paid out at least as rapidly as under the method then in effect. For contracts where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement.

A Beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

Until withdrawn, amounts in a Qualified Annuity contract continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the required minimum distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date required minimum distributions must begin under the Code.

TAX PENALTY FOR EARLY WITHDRAWALS FROM QUALIFIED ANNUITY CONTRACTS You may owe a 10% tax penalty on the taxable part of distributions received from an IRA, SEP, Roth IRA, TDA or qualified retirement plan before you attain age 59 1/2. Amounts are not subject to this tax penalty if:

..    the amount is paid on or after you reach age 59 1/2 or die;

..    the amount received is attributable to your becoming disabled; or

..    generally the amount paid or received is in the form of substantially equal payments not less frequently than annually. (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will result in retroactive application of the 10% tax penalty.)

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

WITHHOLDING

We will withhold federal income tax at the rate of 20% for any eligible rollover distribution paid by us to or for a plan participant, unless such distribution is "directly" rolled over into another qualified plan, IRA (including the IRA variations described above), SEP, 457 government plan or TDA. An eligible rollover distribution is defined under the tax law as a distribution from an employer plan under 401(a), a TDA or a 457 governmental plan, excluding any distribution that is part of a series of substantially equal payments (at least annually) made over the life expectancy of the employee or the joint life expectancies of the employee and his designated Beneficiary, any distribution made for a specified period of 10 years or more, any distribution that is a required minimum distribution and any hardship distribution. Regulations also specify certain other items which are not considered eligible rollover distributions. For all other distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:

     . For any annuity payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with 3 exemptions

     . If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default; and

     .    For all other distributions, we will withhold at a 10% rate.

We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes. There may be additional state income tax withholding requirements.

ERISA REQUIREMENTS

ERISA (the "Employee Retirement Income Security Act of 1974") and the Code prevent a fiduciary and other "parties in interest" with respect to a plan (and, for these purposes, an IRA would also constitute a "plan") from receiving any benefit from any party dealing with the plan, as a result of the sale of the contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the contract. This information has to do primarily with the fees, charges, discounts and other costs related to the contract, as well as any commissions paid to any agent selling the contract. Information about any applicable fees, charges, discounts, penalties or adjustments may be found in the applicable sections of this prospectus. Information about sales representatives and commissions may be found in the sections of this prospectus addressing distribution of the Annuities.

Other relevant information required by the exemptions is contained in the contract and accompanying documentation.

Please consult with your tax advisor if you have any questions about ERISA and these disclosure requirements.

Spousal Consent Rules for Retirement Plans - Qualified Contracts If you are married at the time your payments commence, you may be required by federal law to choose an income option that provides survivor annuity income to your spouse, unless your spouse waives that right. Similarly, if you are married at the time of your death, federal law may require all or a portion of the Death Benefit to be paid to your spouse, even if you designated someone else as your Beneficiary. A brief explanation of the applicable rules follows. For more information, consult the terms of your retirement arrangement.

DEFINED BENEFIT PLANS AND MONEY PURCHASE PENSION PLANS.

If you are married at the time your payments commence, federal law requires that benefits be paid to you in the form of a "qualified joint and survivor annuity"
(QJSA), unless you and your spouse waive that right, in writing. Generally, this means that you will receive a reduced payment during your life and, upon your death, your spouse will receive at least one-half of what you were receiving for life. You may elect to receive another income option if your spouse consents to the election and waives his or her right to receive the QJSA. If your spouse consents to the alternative form of payment, your spouse may not receive any benefits from the plan upon your death. Federal law also requires that the plan pay a Death Benefit to your spouse if you are married and die before you begin receiving your benefit. This benefit must be available in the form of an annuity for your spouse's lifetime and is called a "qualified pre-retirement survivor annuity" (QPSA). If the plan pays Death Benefits to other Beneficiaries, you may elect to have a Beneficiary other than your spouse receive the Death Benefit, but only if your spouse consents to the election and waives his or her right to receive the QPSA. If your spouse consents to the alternate Beneficiary, your spouse will receive no benefits from the plan upon your death. Any QPSA waiver prior to your attaining age 35 will become null and void on the first day of the calendar year in which you attain age 35, if still employed.

DEFINED CONTRIBUTION PLANS (INCLUDING 401(K) PLANS AND ERISA 403(B) ANNUITIES). Spousal consent to a distribution is generally not required. Upon your death, your spouse will receive the entire Death Benefit, even if you designated someone else as your Beneficiary, unless your spouse consents in writing to waive this right. Also, if you are married and elect an annuity as a periodic income option, federal law requires that you receive a QJSA (as described above), unless you and your spouse consent to waive this right.

IRAS, NON-ERISA 403(B) ANNUITIES, AND 457 PLANS.

Spousal consent to a distribution usually is not required. Upon your death, any Death Benefit will be paid to your designated Beneficiary.

ADDITIONAL INFORMATION

For additional information about federal tax law requirements applicable to IRAs and Roth IRAs, see the IRA Disclosure Statement or Roth IRA Disclosure Statement, as applicable.

GIFTS AND GENERATION-SKIPPING TRANSFERS

If you transfer your contract to another person for less than adequate consideration, there may be gift tax consequences in addition to income tax consequences. Also, if you transfer your contract to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37 1/2 years younger than you, there may be generation-skipping transfer tax consequences.

COMPANY INCOME TAXES

We will pay company income taxes on the taxable corporate earnings created by this Annuity. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the Annuity. We will periodically review the issue of charging for these taxes.

In calculating our corporate income tax liability, we may derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets, which are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. We do not pass these tax benefits through to holders of the Separate Account annuity contracts because (i) the contract Owners are not the Owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the contract.

                           OTHER INFORMATION

PRUCO LIFE AND THE SEPARATE ACCOUNT

PRUCO LIFE. Pruco Life Insurance Company (Pruco Life) is a stock life insurance company organized in 1971 under the laws of the State of Arizona. It is licensed to sell life insurance and annuities in the District of Columbia, Guam and in all states except New York. Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America (Prudential), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (Prudential Financial), a New Jersey insurance holding company. No company other than Pruco Life has any legal responsibility to pay amounts that it owes under its annuity contracts. Among other things, this means that where you participate in an optional living benefit or death benefit and the value of that benefit (e.g., the Protected Withdrawal Value, for Highest Daily Lifetime 6 Plus) exceeds your current Account Value, you would rely solely on the ability of Pruco Life to make payments under the benefit out of its own assets. As Pruco Life's ultimate parent, Prudential Financial, however,exercises significant influence over the operations and capital structure of Pruco Life.

Pruco Life incorporates by reference into the prospectus its latest annual report on Form 10-K filed pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (Exchange Act) since the end of the fiscal year covered by its latest annual report. In addition, all documents subsequently filed by Pruco Life pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act also are incorporated into the prospectus by reference. Pruco Life will provide to each person, including any beneficial Owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into the prospectus but not delivered with the prospectus. Such information will be provided upon written or oral request at no cost to the requester by writing to Pruco Life Insurance Company, One Corporate Drive, Shelton, CT 06484 or by calling 800-752-6342. Pruco Life files periodic reports as required under the Exchange Act. The public may read and copy any materials that Pruco Life files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 202-551-8090. The SEC maintains an Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC (see http://www.sec.gov). Our internet address is http://www.prudentialannuities.com.

Pruco Life conducts the bulk of its operations through staff employed by it or by affiliated companies within the Prudential Financial family. Certain discrete functions have been delegated to non-affiliates that could be deemed "service providers" under the Investment Company Act of 1940. The entities engaged by Pruco Life may change over time. As of December 31, 2009, non-affiliated entities that could be deemed service providers to Pruco Life and/or another insurer within the Prudential Annuities business unit consisted of the following: Alliance-One Services Inc. (administration of variable life policies) located at 55 Hartland Street East Hartford CT 06108, Ascensus (qualified plan administrator) located at 200 Dryden Road, Dresher, PA 19025, Blue Frog Solutions, Inc. (order entry systems provider) located at 555 SW 12th Ave, Suite 202 Pompano Beach, FL 33069, Broadridge Investor Communication Solutions, Inc. (proxy tabulation services), 51 Mercedes Way, Edgewood, NY 11717, EBIX Inc. (order-entry system) located at 5 Concourse Parkway Suite 3200 Atlanta, GA 30328, ExlService Holdings, Inc., ("EXL"), a Delaware corporation, having its office at 350 Park Avenue, 10th Floor, New York, NY 10022. Diversified Information Technologies Inc. (records management) located at 123 Wyoming Avenue Scranton, PA 18503, Fosdick Fulfillment Corp. (fulfillment of prospectuses and marketing materials) located at 26 Barnes Industrial Park Road North Wallingford, CT 06492, Insurance Technologies (annuity illustrations) located at 38120 Amrhein Ave., Livonia, MI 48150, Lason Systems Inc. (contract printing and mailing) located at 1305 Stephenson Highway Troy, MI 48083, Morningstar Associates LLC (asset allocation recommendations) located at 225 West Wacker Drive Chicago, IL 60606, Pershing LLC (order-entry systems provider) located at One Pershing Plaza Jersey City, NJ 07399, Personix (printing and fulfillment of confirmations and client statements) located at 13100 North Promenade Boulevard Stafford, TX 77477, RR Donnelley Receivables Inc. (printing annual reports and prospectuses) located at 111 South Wacker Drive Chicago, IL 60606-4301, Stanton Group (qualified plan administrator) located at Two Pine Tree Drive Suite 400 Arden Hills, MN 55112 Attention: Alerus Retirement Solutions, State Street (accumulation unit value calculations) located at State Street Financial Center One Lincoln Street Boston, Massachusetts 02111, The Harty Press, Inc. (printing and fulfillment of marketing materials) located at 25 James Street New Haven, CT 06513, VG Reed & Sons Inc. (printing and fulfillment of annual reports) located at 1002 South 12th Street Louisville, KY 40210, William B. Meyer (printing and fulfillment of prospectuses and marketing materials) located at 255 Long Beach Boulevard Stratford, CT 06615.

THE SEPARATE ACCOUNT. We have established a Separate Account, the Pruco Life Flexible Premium Variable Annuity Account (Separate Account), to hold the assets that are associated with the variable annuity contracts. The Separate Account was established under Arizona law on June 16, 1995, and is registered with the SEC under the Investment Company Act of 1940 as a unit investment trust, which is a type of investment company. The assets of the Separate Account are held in the name of Pruco Life and legally belong to us. These assets are kept separate from all of our other assets and may not be charged with liabilities arising out of any other business we may conduct. Income, gains, and losses, whether or not realized, for assets allocated to the Separate Account are, in accordance with the Annuities, credited to or charged against the Separate Account without regard to other income, gains, or losses of Pruco Life. The obligations under the Annuities are those of Pruco Life, which is the issuer of the Annuities and the depositor of the Separate Account. More detailed information about Pruco Life, including its audited consolidated financial statements, is provided in the Statement of Additional Information.

We may offer new Sub-accounts, eliminate Sub-accounts, or combine Sub-accounts at our sole discretion. We may also close Sub-accounts to additional Purchase Payments on existing Annuities or close Sub-accounts for Annuities purchased on or after specified dates. We will first notify you and receive any necessary SEC and/or state approval before making such a change. If an underlying mutual fund is liquidated, we will ask you to reallocate any amount in the liquidated fund. If you do not reallocate these amounts, we will reallocate such amounts only in accordance with SEC pronouncements and only after obtaining an order from the SEC, if required. We reserve the right to substitute underlying portfolios, as allowed by applicable law. If we make a fund substitution or change, we may change the Annuity contract to reflect the substitution or change. We do not control the underlying mutual funds, so we cannot guarantee that any of those funds will always be available.

If you are enrolled in a Dollar Cost Averaging, Asset Rebalancing, or comparable programs while an underlying fund merger, substitution or liquidation takes place, unless otherwise noted in any communication from us, your Account Value invested in such underlying fund will be transferred automatically to the designated surviving fund in the case of mergers, the replacement fund in the case of substitutions, and an available Money Market Fund in the case of fund liquidations. Your enrollment instructions will be automatically updated to reflect the surviving fund, the replacement fund or a Money Market Fund for any continued and future investments.

We issue the MVA Options through a different Separate Account of Pruco Life. This Separate Account is not registered under the Investment Company Act of 1940. Moreover, you do not participate in the appreciation or depreciation of the assets held by that Separate Account.

SERVICE FEES PAYABLE TO PRUCO LIFE

Pruco Life and/or our affiliates receive substantial and varying administrative service payments, Rule 12b-1 fees, and "revenue sharing" payments from certain underlying Portfolios or related parties. Rule 12b-1 fees compensate our affiliated principal underwriter for distribution, marketing, and/or servicing functions. Administrative services payments compensate us for providing administrative services with respect to Annuity Owners invested indirectly in the Portfolio, which include duties such as recordkeeping shareholder services, and the mailing of periodic reports. We receive administrative services fees with respect to both affiliated underlying Portfolios and unaffiliated underlying Portfolios. The administrative services fees we receive from affiliates originate from the assets of the affiliated Portfolio itself and/or the assets of the Portfolio's investment advisor. In recognition of the administrative services provided by the relevant affiliated insurance companies, the investment advisors to certain affiliated Portfolios also make "revenue sharing" payments to such affiliated insurance companies. In any case, the existence of these fees tends to increase the overall cost of investing in the Portfolio. In addition, because these fees are paid to us, allocations you make to these affiliated underlying Portfolios benefit us financially.

We collect these payments and fees under agreements between us and a Portfolio's principal underwriter, transfer agent, investment advisor and/or other entities related to the Portfolio.

The 12b-1 fees and administrative services fees that we receive may vary among the different fund complexes that are part of our investment platform. Thus, the fees we collect may be greater or smaller, based on the Portfolios that you select. In addition, we may consider these payments and fees, among a number of factors, when deciding to add or keep a Portfolio on the "menu" of Portfolios that we offer through the Annuity.

Please see the table entitled "Underlying Mutual Fund Portfolio Annual Expenses" for a listing of the Portfolios that pay a 12b-1 fee. With respect to administrative services fees, the maximum fee that we receive is equal to 0.35% of the average assets allocated to the Portfolio(s) under the Annuity. We expect to make a profit on these fees.

In addition, an investment advisor, sub-advisor or distributor of the underlying Portfolios may also compensate us by providing reimbursement, defraying the costs of, or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the Annuity. These services may include, but are not limited to: sponsoring or co-sponsoring various promotional, educational or marketing meetings and seminars attended by distributors, wholesalers, and/or broker dealer firms' registered representatives, and creating marketing material discussing the contract, available options, and underlying Portfolios. The amounts paid depend on the nature of the meetings, the number of meetings attended by the advisor, sub-advisor, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the advisor's, sub-advisor's or distributor's participation. These payments or reimbursements may not be offered by all advisors, sub-advisors, or distributors, and the amounts of such payments may vary between and among each advisor, sub-advisor, and distributor depending on their respective participation.

During 2008, with regard to amounts that were paid under these kinds of arrangements described immediately above, the amounts ranged from approximately $750 to approximately $1,138,481. These amounts may have been paid to one or more Prudential-affiliated insurers issuing individual variable annuities.

LEGAL STRUCTURE OF THE UNDERLYING FUNDS

Each underlying mutual fund is registered as an open-end management investment company under the Investment Company Act. Shares of the underlying mutual fund Portfolios are sold to Separate Accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be sold directly to qualified pension and retirement plans.

VOTING RIGHTS

We are the legal Owner of the shares of the underlying mutual funds in which the Sub-accounts invest. However, under SEC rules, you have voting rights in relation to Account Value maintained in the Sub-accounts. If an underlying mutual fund portfolio requests a vote of shareholders, we will vote our shares based on instructions received from Owners with Account Value allocated to that Sub-account. Owners have the right to vote an amount equal to the number of shares attributable to their contracts. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. This voting procedure is sometimes referred to as "mirror voting" because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. We will also "mirror vote" shares within the Separate Account that are owned directly by us. In addition, because all the shares of a given mutual fund held within our Separate Account are legally owned by us, we intend to vote all of such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund's shareholder meeting and towards the ultimate outcome of the vote. Thus, under "mirror voting", it is possible that the votes of a small percentage of contract holders who actually vote will determine the ultimate outcome. We will furnish those Owners who have Account Value allocated to a Sub-account whose underlying mutual fund portfolio has requested a "proxy" vote with proxy materials and the necessary forms to provide us with their voting instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the underlying mutual fund that require a vote of shareholders.

Advanced Series Trust (the "Trust") has obtained an exemption from the Securities and Exchange Commission that permits its co-investment advisers, AST Investment Services, Inc. and Prudential Investments LLC, subject to approval by the Board of Trustees of the Trust, to change sub-advisors for a Portfolio and to enter into new sub-advisory agreements, without obtaining shareholder approval of the changes. This exemption (which is similar to exemptions granted to other investment companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient supervision and management of the sub-advisors by AST Investment Services, Inc., Prudential Investments LLC and the Trustees. The Trust is required, under the terms of the exemption, to provide certain information to shareholders following these types of changes. We may add new Sub-accounts that invest in a series of underlying funds other than the Trust. Such series of funds may have a similar order from the SEC. You also should review the prospectuses for the other underlying funds in which various Sub-accounts invest as to whether they have obtained similar orders from the SEC.

MATERIAL CONFLICTS

It is possible that differences may occur between companies that offer shares of an underlying mutual fund portfolio to their respective Separate Accounts issuing variable annuities and/or variable life insurance products. Differences may also occur surrounding the offering of an underlying mutual fund portfolio to variable life insurance policies and variable annuity contracts that we offer. Under certain circumstances, these differences could be considered "material conflicts," in which case we would take necessary action to protect persons with voting rights under our variable annuity contracts and variable life insurance policies against persons with voting rights under other insurance companies' variable insurance products. If a "material conflict" were to arise between Owners of variable annuity contracts and variable life insurance policies issued by us we would take necessary action to treat such persons equitably in resolving the conflict. "Material conflicts" could arise due to differences in voting instructions between Owners of variable life insurance and variable annuity contracts of the same or different companies. We monitor any potential conflicts that may exist.

CONFIRMATIONS, STATEMENTS, AND REPORTS

We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet Website at www.prudential.com or any other electronic means, including diskettes or CD ROMs. We send a confirmation statement to you each time a transaction is made affecting Account Value, such as making additional Purchase Payments, transfers, exchanges or withdrawals. We also send quarterly statements detailing the activity affecting your Annuity during the calendar quarter, if there have been transactions during the quarter. We may confirm regularly scheduled transactions, including, but not limited to the Annual Maintenance Fee, Systematic Withdrawals (including 72(t)/72(q) payments and Required Minimum Distributions), electronic funds transfer, Dollar Cost Averaging, auto rebalancing, and the Custom Portfolios Program in quarterly statements instead of confirming them immediately. You should review the information in these statements carefully. You may request additional reports. We reserve the right to charge $50 for each such additional report, but may waive that charge in the future. We will also send an annual report and a semi-annual report containing applicable financial statements for the portfolios to Owners or, with your prior consent, make such documents available electronically through our Internet Website or other electronic means.

DISTRIBUTION OF ANNUITIES OFFERED BY PRUCO LIFE

Prudential Annuities Distributors, Inc. (PAD), a wholly-owned subsidiary of Prudential Annuities, Inc., is the distributor and principal underwriter of the annuities offered through this prospectus. PAD acts as the distributor of a number of annuity and life insurance products. PAD's principal business address is One Corporate Drive, Shelton, Connecticut 06484. PAD is registered as a broker-dealer under the Securities Exchange Act of 1934 (Exchange Act), and is a member of the Financial Industry Regulatory Authority (FINRA). Each Annuity is offered on a continuous basis. PAD enters into distribution agreements with broker/dealers who are registered under the Exchange Act and with entities that may offer the Annuities but are exempt from registration (firms). Applications for each Annuity are solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, PAD may offer the Annuity directly to potential purchasers.

Under the distribution agreement, commissions are paid to firms on sales of the Annuity according to one or more schedules. The registered representative will receive all or a portion of the compensation, depending on the practice of his or her firm. Commissions are generally based on a percentage of Purchase Payments made, up to a maximum of 6.0% for the X Series, 7.0% for the B Series 5.50% for the L Series and 2.0% for the C Series. Alternative compensation schedules are available that generally provide a lower initial commission plus ongoing quarterly compensation based on all or a portion of Unadjusted Account Value. We may also provide compensation to the distributing firm for providing ongoing service to you in relation to the Annuity. Commissions and other compensation paid in relation to the Annuity do not result in any additional charge to you or to the Separate Account. Compensation varies by Annuity product, and such differing compensation could be a factor in which Annuity a Financial Professional recommends to you.

In addition, in an effort to promote the sale of our products (which may include the placement of Pruco Life and/or the Annuity on a preferred or recommended company or product list and/or access to the firm's registered representatives), we or PAD may enter into compensation arrangements with certain broker/dealers firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing and/or administrative services and/or other services they provide to us or our affiliates. These services may include, but are not limited to: educating customers of the firm on the Annuity's features; conducting due diligence and analysis;

providing office access, operations and systems support; holding seminars intended to educate registered representatives and make them more knowledgeable about the Annuities; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval and preferred programs to PAD. We or PAD also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by the FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the forms of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms. In addition, we or our affiliates may provide such compensation, payments and/or incentives to firms arising out of the marketing, sale and/or servicing of variable annuities or life insurance offered by different Prudential business units.

The list below identifies three general types of payments that PAD pays which are broadly defined as follows:

..    Percentage Payments based upon "Assets under Management" or "AUM": This type of payment is a percentage payment that is based upon the total assets, subject to certain criteria in certain Pruco Life products.

..    Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as Purchase Payments under Pruco Life annuity products sold through the firm (or its affiliated broker-dealers).

..    Fixed Payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker-dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items and reimbursements to firms for marketing activities or services paid by the firms and/or their registered representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments periodically during the relationship for systems, operational and other support.

The list below includes the names of the firms (or their affiliated broker/dealers) that we are aware (as of December 31, 2008) received payment with respect to our annuity business generally during 2008 (or as to which a payment amount was accrued during 2008). The firms listed below include those receiving payments in connection with marketing of products issued by Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey. Your registered representative can provide you with more information about the compensation arrangements that apply upon request. . During 2008, the least amount paid, and greatest amount paid, were $1,578 and $1,376,472, respectively. Each of these Annuities also is distributed by other selling firms that previously were appointed only with our affiliate Prudential Annuities Life Assurance Corporation ("PALAC"). Such other selling firms may have received compensation similar to the types discussed above with respect to their sale of PALAC annuities. In addition, such other selling firms may, on a going forward basis, receive substantial compensation that is not reflected in this 2008 retrospective depiction.

NAME OF FIRM:

A.G. Edwards & Sons, Inc.
Advantage Capital
AIG Financial Advisors, Inc.
American General Securities
Citigroup Global Markets, Inc.
Financial Network Investment Corp.
FSC Securities Corp.
ING Financial Partners, Inc.
Merrill Lynch
Morgan Stanley & Co. Incorporated
Multi-Financial Securities Corp.
PrimeVest Financial Services, Inc.
Pruco Securities LLC
Raymond James & Associates, Inc.
Raymond James Financial Services
Royal Alliance Associates, Inc.
Stifel Nicolaus & Co., Inc.
UBS Financial Services, Inc.

Wachovia  Securities, Inc.
Wells Fargo Advisors, LLC
Wells Fargo Investments, LLC

You should note that firms and individual registered representatives and branch managers with some firms participating in one of these compensation arrangements might receive greater compensation for selling the Annuities than for selling a different annuity that is not eligible for these compensation arrangements. While compensation is generally taken into account as an expense in considering the charges applicable to a contract product, any such compensation will be paid by us or PAD and will not result in any additional charge to you. Your registered representative can provide you with more information about the compensation arrangements that apply upon request.

This Annuity is sold through firms that are unaffiliated with us, and also is sold through an affiliated firm called Pruco Securities LLC. Pruco Securities, LLC is an indirect wholly-owned subsidiary of Prudential Financial that sells variable annuities and variable life insurance (among other products) through its registered representatives. Pruco Securities LLC also serves as principal underwriter of certain variable life insurance contracts issued by subsidiary insurers of Prudential Financial.

FINANCIAL STATEMENTS

The financial statements of the Separate Account and Pruco Life are included in the Statement of Additional Information.

INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL PROCEEDINGS

Pruco Life is subject to legal and regulatory actions in the ordinary course of its businesses, including class action lawsuits. Legal and regulatory actions may include proceedings relating to aspects of the businesses and operations that are specific to Pruco Life and that are typical of the businesses in which Pruco Life operates. Class action and individual lawsuits may involve a variety of issues and/or allegations, which include sales practices, underwriting practices, claims payment and procedures, premium charges and policy servicing. Pruco Life may also be subject to litigation arising out of its general business activities, such as investments and third party contracts. In certain of these matters, plaintiffs may seek large and/or indeterminate amounts, including punitive or exemplary damages.

Commencing in 2003, Prudential Financial received formal requests for information from the SEC and the New York Attorney General's Office ("NYAG") relating to market timing in variable annuities by certain American Skandia entities. In connection with these investigations, with the approval of Skandia, an offer was made by American Skandia to the SEC and NYAG, to settle these matters by paying restitution and a civil penalty of $95 million in the aggregate. In April 2009, AST Investment Services, Inc., formerly named American Skandia Investment Services, Inc. ("ASISI"), reached a resolution of the previously disclosed investigations by the SEC and the NYAG into market timing related misconduct involving certain variable annuities. The settlements relate to conduct that generally occurred between January 1998 and September 2003. ASISI is an affiliate of Pruco Life and serves as investment manager for certain Investment Options under Pruco Life's variable life insurance and annuity products. Prudential Financial acquired ASISI from Skandia Insurance Company Ltd. (publ) ("Skandia") in May 2003. Subsequent to the acquisition, Prudential Financial implemented controls, procedures and measures designed to protect customers from the types of activities involved in these investigations. These settlements resolve the investigations by the above named authorities into these matters, subject to the settlement terms. Under the terms of the settlements, ASISI has paid a total of $34 million in disgorgement and an additional $34 million as a civil money penalty. These amounts have been paid into a Fair Fund administered by the SEC to compensate those harmed by the market timing related activities. In the settlements, ASISI has agreed and retained, at its own cost and expense, the services of an Independent Distribution consultant that was deemed acceptable to the Staff of the SEC and has developed and submitted a proposed plan for the distribution of Fair Fund amounts according to a methodology developed in consultation with and acceptable to the Staff on December 22, 2009 and is currently under review by the staff of the SEC. As part of these settlements, ASISI has undertaken and has completed in 2009 a compliance review by an independent third party. They issued and submitted a report of their findings and recommendations to ASISI's Board of Directors, the Audit Committee of the Advanced Series Trust Board of Trustees and the Staff of the SEC. In addition, ASISI has agreed, among other things, to continue to cooperate with the SEC and NYAG in any litigation, ongoing investigations or other proceedings relating to or arising from their investigations into these matters. Under the terms of the purchase agreement pursuant to which Prudential Financial acquired ASISI from Skandia, Prudential Financial was indemnified for the costs of the settlements.

Pruco Life's litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcomes cannot be predicted. It is possible that results of operations or cash flow of Pruco Life in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of Pruco Life's litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on Pruco Life's financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on Pruco Life's financial position.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The following are the contents of the Statement of Additional Information:

..    Company

..    Experts

..    Principal Underwriter

..    Allocation of Initial Purchase Payment

..    Determination of Accumulation Unit Values
     Financial Statements

HOW TO CONTACT US

You can contact us by:

..    calling our Customer Service Team at 1-888-PRU-2888 during our normal business hours,

..    writing to us via regular mail at Prudential Annuity Service Center,
     P.O.Box 7960, Philadelphia, PA 19176. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.

..    accessing information about your Annuity through our Internet Website at
     www.prudential.com.

You can obtain account information by calling our automated response system and at www.prudential.com, our Internet Website. Our Customer Service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our Internet Website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney, to access your account information and perform certain transactions on your account. You will need to complete a form provided by us which identifies those transactions that you wish to authorize via telephonic and electronic means and whether you wish to authorize a third party to perform any such transactions. Please note that unless you tell us otherwise, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. We require that you or your representative provide proper identification before performing transactions over the telephone or through our Internet Website. This may include a Personal Identification Number
(PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN by calling our automated response system and at www.prudential.com, our Internet Website. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.

Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.

Pruco Life does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Regular and/or express mail will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. Pruco Life reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.

                      APPENDIX A - ACCUMULATION UNIT VALUES

As we have indicated throughout this prospectus, each Annuity is a contract that allows you to select or decline any of several features that carries with it a specific asset-based charge. We maintain a unique Unit value corresponding to each combination of such contract features.

Because each Annuity is new, no historical Unit values are depicted here. However, such historical Unit values will be set forth in subsequent amendments to this prospectus.

        APPENDIX B - SELECTING THE VARIABLE ANNUITY THAT'S RIGHT FOR YOU

Pruco Life Insurance Company offers several deferred variable annuity products. Each annuity, (X, L, B, C Series), has different features and benefits that may be appropriate for you based on your individual financial situation and how you intend to use the annuity. Not all of these annuities may be available to you, depending on your state of residence and/or the broker-dealer through which your annuity was sold. You can verify which of these annuities is available to you by speaking to your Financial Professional or calling 1-888-PRU-2888.

Among the factors you should consider when choosing which annuity product may be most appropriate for your individual needs are the following:

..    Your age;

..    The amount of your investment and any planned future Purchase Payments into the annuity,

..    How long you intend to hold the annuity (also referred to as investment time horizon);

..    Your desire to make withdrawals from the annuity and the timing thereof;

..    Your investment objectives;

..    The guarantees optional benefits may provide

..    Your desire to minimize costs and/or maximize return associated with the annuity.

You can compare the costs of the X-Series, L-Series, B-Series, and C-Series by examining the section in this prospectus entitled "Summary of Contract Fees and Charges". There are trade-offs associated with the costs and benefits provided by each of the Series. Generally, shorter-term CDSC products such as the C-Series and L-Series provide higher Surrender Value in short-duration scenarios, while long-term CDSC classes such as the B-Series and X-Series provide higher Surrender Values in long-term scenarios. Please note, while the Insurance Charges differ among the Series, beginning after the 9th Annuity Anniversary they are all equal.

In choosing which Series to purchase, you should consider the features and the associated costs that offer the greatest value to you. The different features may include:

     . Variations on your ability to access funds in your Annuity without the imposition of a Contingent Deferred Sales Charge (CDSC),

     .    Different ongoing fees and charges you pay to stay in the contract,

     .    Purchase Credits made available.

An Annuity without CDSC or a shorter CDSC may provide flexibility and greater Surrender Value in earlier years; however, if you intend to hold the Annuity long term, it may result in a trade off for value in later years. An Annuity that provides a Purchase Credit has a higher Insurance Charge until the 9th Annuity Anniversary and a longer CDSC period than other Annuities without a Purchase Credit. However, the Purchase Credit may add long term value.

The following chart outlines some of the different features for each Annuity sold through this prospectus. The availability of optional benefits, such as those noted in the chart, increase the total cost of the annuity. Certain living benefits are intended to address longevity risks or market risk. You should consider whether your need for a living benefit alters your time horizon and then ultimately your share class decision. You should carefully consider which features you plan to use when selecting your annuity, and the impact of such features in relation to your investment objectives and which share class may be most appropriate for you.

To demonstrate the impact of the various expense structures, the hypothetical examples on the following pages reflect the Account Value and Surrender Value of each variable annuity over a variety of holding periods. These charts reflect the impact of different hypothetical rates of return and the comparable value of each of the Annuities (which reflects the charges associated with each Annuity) under the assumptions noted.

Pruco Life Product Comparison

Below is a summary of Pruco Life's annuity products sold through this prospectus. X share refers to Prudential Premier Retirement Variable Annuity X Series, B share refers to Prudential Premier Retirement Variable Annuity B Series, L share refers to Prudential Premier Retirement Variable Annuity L Series, and C share refers to Prudential Premier Retirement Variable Annuity C Series. Your registered Financial Professional can provide you with the prospectus for the Annuities and the underlying portfolios and can guide you through Selecting the Annuity That's Right For You and help you decide upon the Annuity that would be most advantageous for you given your individual needs. Please read the prospectus carefully before investing. Pruco Life Insurance Company does not make recommendations or provide investment advice.

ANNUITY COMPARISON             X SERIES               B SERIES                 L SERIES                C SERIES
----------------------- --------------------- ----------------------- ------------------------ -----------------------
Minimum Investment            $10,000                 $1,000                              $10,000
----------------------------------------------------------------------------------------------------------------------
Maximum Issue Age                80                                             85
----------------------------------------------------------------------------------------------------------------------
Contingent Deferred           9 Years                7 Years                  4 Years                   N/A
Sales Charge Schedule
(Based on date of         (9%, 9%, 9%, 9%,     (7%, 7%, 6%, 6%, 5%,      (7%, 7%, 6%, 5%)
each purchase payment)    8%, 8%, 8%, 5%,            5%, 5%)
                               2.5%)
----------------------------------------------------------------------------------------------------------------------
Total Insurance                1.85%                  1.30%                    1.70%                   1.75%
Charge
(during first 9
Annuity Years)
----------------------------------------------------------------------------------------------------------------------
Total Insurance                                                     1.30%
Charge
(after 9th Annuity
Year)
----------------------------------------------------------------------------------------------------------------------
Annual Maintenance Fee                                 Lesser of:
                                                       .   $50 , or
                                                       .   2% of unadjusted Account Value
                                                       .   Waived for Premiums => $100k

----------------------------------------------------------------------------------------------------------------------
Purchase Credit         Yes, based on                                           No
                        purchase payments
                        .   Yrs 1-4:
                            6% (3% age 82+)
                        .   Yrs 5+: N/A
                        Recaptured in
                        certain
                        circumstances
----------------------------------------------------------------------------------------------------------------------
Fixed Rate Options                                  6 and 12 month
                                                    DCA MVA options; 3-, 5-, 7-
                                                    & 10-yr MVA Options
----------------------------------------------------------------------------------------------------------------------
Variable Investment                                   Advanced Series Trust Portfolios;
Options                                                    Franklin Templeton VIT
(Not all options
available with
certain optional
benefits)
----------------------------------------------------------------------------------------------------------------------
Minimum Death Benefit   Greater of:           Greater of:

                        .   Purchase          .   Purchase payments minus proportional withdrawals, and
                            payments minus
                            proportional      .   Unadjusted Account Value
                            withdrawals, and

                        .   Unadjusted
                            Account Value,

                        Less any Purchase
                        Credits recaptured
                        in certain
                        circumstances
----------------------------------------------------------------------------------------------------------------------
Optional Death                                                      HAV;
Benefits                                                   Combo 5% Roll-up & HAV
(for an additional
cost)
----------------------------------------------------------------------------------------------------------------------
Optional Living                                                   HD6 Plus;
Benefits                                                      HD6 Plus w/ LIA;
(for an additional                                            Spousal HD6 Plus;
cost)                                                            HD GRO II;
                                                                 GRO Plus II
----------------------------------------------------------------------------------------------------------------------

HYPOTHETICAL ILLUSTRATION

The following examples outline the value of each Annuity as well as the amount that would be available to an investor as a full surrender at the end of each of the Annuity years specified. The values shown below are based on the following assumptions:. An initial investment of $100,000 is made into each Annuity earning a gross rate of return of 0% and 6% and 10%, respectively.

No additional Purchase Payments or withdrawals are made from the Annuity.. The hypothetical gross rates of return are reduced by the arithmetic average of the fees and expenses of the underlying portfolios and the charges that are deducted from the Annuity at the Separate Account level as follows: -- 1.12% (for B Series) 1.12% (X Series) 1.12% (for L Series) and 1.12% (C Series)based on the fees and expenses of the applicable underlying portfolios as of December 31, 2008. The arithmetic average of all fund expenses is computed by adding portfolio management fees, 12b-1 fees and other expenses of all the underlying portfolios and then dividing by the number of portfolios. For purposes of the illustrations, we do not reflect any expensereimbursements or expense waivers that might apply and are described in theprospectus fee table.-- The Separate Account level charges refer to the Insurance Charge.

The Account Value and Surrender Value are further reduced by the Annual Maintenance Fee, if applicable. For X-Series, the Account Value and Surrender Value also reflect the addition of any applicable Purchase Credits.

The Account Value assumes no surrender, while the Surrender Value assumes a100% surrender two days prior to the anniversary of the Issue Date of the Annuity ("Annuity Anniversary"), therefore reflecting the CDSC applicable to that Annuity Year. Note that a withdrawal on the Annuity Anniversary, or the day before the Annuity Anniversary, would be subject to the CDSC applicable to the next Annuity Year, which may be lower. The CDSC is calculated based on the date that the Purchase Payment was made and for purposes of these examples, we assume that a single Purchase Payment of $100,000 was made on the Issue Date. The values that you actually experience under an Annuity will be different from what is depicted here if any of the assumptions we make here differ from your circumstances, however the relative values for each Annuity reflected below will remain the same. (We will provide your Financial Professional with a personalized illustration upon request).

0% GROSS RATE OF RETURN

                        X SHARE                       B SHARE                     L SHARE                      C SHARE
             ---------------------------- ---------------------------- ---------------------------- ----------------------------
             NET RATE OF RETURN                                        NET RATE OF RETURN           NET RATE OF RETURN
                  YRS 1-10       -2.95%   NET RATE OF RETURN               YRS 1-10         -2.80%      YRS 1-10         -2.85%
                  YRS 10+        -2.41%       ALL YEARS        -2.41%       YRS 10+         -2.41%       YRS 10+         -2.41%
             ------------------ --------- ------------------ --------- ------------------ --------- ------------------ ---------
                  Contract      Surrender      Contract      Surrender     Contract       Surrender     Contract       Surrender
Annuity Year       Value          Value         Value          Value         Value          Value         Value          Value
------------ ------------------ --------- ------------------ --------- ------------------ --------- ------------------ ---------
     1              102,882       93,882          97,601       90,601         97,207        90,207         97,157        97,157
     2               99,848       90,848          95,253       88,253         94,484        87,484         94,388        94,388
     3               96,903       87,903          92,962       86,962         91,837        85,837         91,697        91,697
     4               94,045       85,045          90,726       84,726         89,265        84,265         89,084        89,084
     5               91,272       83,272          88,544       83,544         86,765        86,765         86,545        86,545
     6               88,580       80,580          86,414       81,414         84,335        84,335         84,078        84,078
     7               85,967       77,967          84,335       79,335         81,972        81,972         81,681        81,681
     8               83,432       78,432          82,306       82,306         79,676        79,676         79,353        79,353
     9               80,971       78,471          80,327       80,327         77,445        77,445         77,091        77,091
     10              78,583       78,583          78,394       78,394         75,275        75,275         74,894        74,894
     11              76,692       76,692          76,509       76,509         73,464        73,464         73,091        73,091
     12              74,847       74,847          74,668       74,668         71,697        71,697         71,333        71,333
     13              73,046       73,046          72,872       72,872         69,972        69,972         69,617        69,617
     14              71,289       71,289          71,119       71,119         68,289        68,289         67,943        67,943
     15              69,575       69,575          69,409       69,409         66,646        66,646         66,308        66,308
     16              67,901       67,901          67,739       67,739         65,043        65,043         64,713        64,713
     17              66,268       66,268          66,110       66,110         63,479        63,479         63,157        63,157
     18              64,674       64,674          64,519       64,519         61,952        61,952         61,637        61,637
     19              63,118       63,118          62,967       62,967         60,462        60,462         60,155        60,155
     20              61,600       61,600          61,453       61,453         59,007        59,007         58,708        58,708
     21              60,118       60,118          59,975       59,975         57,588        57,588         57,296        57,296
     22              58,672       58,672          58,532       58,532         56,203        56,203         55,917        55,917

     23              57,261       57,261          57,124       57,124         54,851        54,851         54,572        54,572
     24              55,883       55,883          55,750       55,750         53,531        53,531         53,260        53,260
     25              54,539       54,539          54,409       54,409         52,244        52,244         51,978        51,978

Assumptions:

a.   $100,000 initial investment

b.   Fund Expenses = 1.12%

c.   No optional death benefits or living benefits elected

d.   Annuity was issued on or after March 15, 2010

e.   Surrender value assumes surrender 2 days before Annuity anniversary

Assuming a 0% gross annual return, the C-Series has the highest Surrender Value in the first four Annuity Years, the L-Series has the highest Surrender Value in Annuity Years five, six, and seven, the B-Series has the highest Surrender Value in Annuity Years eight and nine, and the X-Series has the highest Surrender Value from the tenth Annuity Year on.

6% GROSS RATE OF RETURN

                        X SHARE                      B SHARE                     L SHARE                      C SHARE
             ---------------------------- ---------------------------- ---------------------------- ----------------------------
             NET RATE OF RETURN                                        NET RATE OF RETURN           NET RATE OF RETURN
                  YRS 1-10        2.87%   NET RATE OF RETURN                YRS 1-10        3.03%        YRS 1-10        2.98%
                  YRS 10+         3.45%       ALL YEARS        3.45%        YRS 10+         3.45%         YRS 10+        3.45%
             ------------------ --------- ------------------ --------- ------------------ --------- ------------------ ---------
                  Contract      Surrender      Contract      Surrender      Contract      Surrender      Contract      Surrender
Annuity Year       Value          Value         Value          Value         Value          Value          Value         Value
------------ ------------------ --------- ------------------ --------- ------------------ --------- ------------------ ---------
     1            109,038        100,038       103,441         96,441       103,023         96,023        102,970       102,970
     2            112,171        103,171       107,010        100,010       106,145         99,145        106,037       106,037
     3            115,395        106,395       110,702        104,702       109,362        103,362        109,196       109,196
     4            118,711        109,711       114,521        108,521       112,677        107,677        112,448       112,448
     5            122,122        114,122       118,472        113,472       116,092        116,092        115,798       115,798
     6            125,632        117,632       122,560        117,560       119,611        119,611        119,247       119,247
     7            129,242        121,242       126,789        121,789       123,237        123,237        122,799       122,799
     8            132,956        127,956       131,163        131,163       126,972        126,972        126,456       126,456
     9            136,777        134,277       135,688        135,688       130,820        130,820        130,223       130,223
     10           140,708        140,708       140,370        140,370       134,785        134,785        134,102       134,102
     11           145,560        145,560       145,213        145,213       139,434        139,434        138,727       138,727
     12           150,583        150,583       150,223        150,223       144,245        144,245        143,513       143,513
     13           155,778        155,778       155,406        155,406       149,222        149,222        148,465       148,465
     14           161,153        161,153       160,768        160,768       154,370        154,370        153,587       153,587
     15           166,713        166,713       166,315        166,315       159,697        159,697        158,886       158,886
     16           172,465        172,465       172,053        172,053       165,206        165,206        164,368       164,368
     17           178,415        178,415       177,990        177,990       170,906        170,906        170,039       170,039
     18           184,571        184,571       184,131        184,131       176,803        176,803        175,906       175,906
     19           190,939        190,939       190,484        190,484       182,903        182,903        181,975       181,975
     20           197,527        197,527       197,056        197,056       189,214        189,214        188,254       188,254
     21           204,342        204,342       203,855        203,855       195,742        195,742        194,749       194,749
     22           211,392        211,392       210,888        210,888       202,496        202,496        201,468       201,468
     23           218,686        218,686       218,164        218,164       209,482        209,482        208,419       208,419
     24           226,231        226,231       225,691        225,691       216,710        216,710        215,610       215,610
     25           234,037        234,037       233,478        233,478       224,187        224,187        223,049       223,049

Assumptions:

a.   $100,000 initial investment

b.   Fund Expenses = 1.12%

c.   No optional death benefits or living benefits elected

d.   Annuity was issued on or after March 15, 2010

e.   Surrender value assumes surrender 2 days before Annuity anniversary

Assuming a 6% gross annual return, the C-Series has the highest Surrender Value in the first four Annuity Years, the L-Series has the highest Surrender Value in Annuity Years five, six, and seven, the B-Series has the highest Surrender Value in Annuity Years eight and nine, and the X-Series has the highest Surrender Value from the tenth Annuity Year on.

10% GROSS RATE OF RETURN

                        X SHARE                      B SHARE                      L SHARE                     C SHARE
             ---------------------------- ---------------------------- ---------------------------- ----------------------------
             NET RATE OF RETURN                                        NET RATE OF RETURN           NET RATE OF RETURN
                  YRS 1-10        6.76%   NET RATE OF RETURN                YRS 1-10        6.92%        YRS 1-10        6.86%
                  YRS 10+         7.35%       ALL YEARS        7.35%        YRS 10+         7.35%         YRS 10+        7.35%
             ------------------ --------- ------------------ --------- ------------------ --------- ------------------ ---------
                  Contract      Surrender      Contract      Surrender      Contract      Surrender      Contract      Surrender
Annuity Year       Value          Value         Value          Value         Value          Value          Value         Value
------------ ------------------ --------- ------------------ --------- ------------------ --------- ------------------ ---------
     1            113,141        104,141       107,333        100,333       106,899         99,899        106,845       106,845
     2            120,784        111,784       115,226        108,226       114,296        107,296        114,180       114,180
     3            128,944        119,944       123,700        117,700       122,204        116,204        122,017       122,017
     4            137,656        128,656       132,797        126,797       130,659        125,659        130,393       130,393
     5            146,955        138,955       142,563        137,563       139,699        139,699        139,344       139,344
     6            156,883        148,883       153,047        148,047       149,365        149,365        148,910       148,910
     7            167,482        159,482       164,302        159,302       159,699        159,699        159,132       159,132
     8            178,797        173,797       176,385        176,385       170,749        170,749        170,055       170,055
     9            190,876        188,376       189,357        189,357       182,563        182,563        181,729       181,729
     10           203,771        203,771       203,282        203,282       195,194        195,194        194,204       194,204
     11           218,753        218,753       218,231        218,231       209,547        209,547        208,483       208,483
     12           234,840        234,840       234,280        234,280       224,957        224,957        223,815       223,815
     13           252,110        252,110       251,509        251,509       241,500        241,500        240,274       240,274
     14           270,651        270,651       270,005        270,005       259,260        259,260        257,944       257,944
     15           290,554        290,554       289,861        289,861       278,326        278,326        276,913       276,913
     16           311,922        311,922       311,178        311,178       298,794        298,794        297,278       297,278
     17           334,861        334,861       334,062        334,062       320,767        320,767        319,140       319,140
     18           359,486        359,486       358,629        358,629       344,357        344,357        342,609       342,609
     19           385,923        385,923       385,002        385,002       369,681        369,681        367,805       367,805
     20           414,304        414,304       413,315        413,315       396,867        396,867        394,853       394,853
     21           444,772        444,772       443,711        443,711       426,053        426,053        423,891       423,891
     22           477,480        477,480       476,341        476,341       457,385        457,385        455,064       455,064
     23           512,594        512,594       511,371        511,371       491,021        491,021        488,529       488,529
     24           550,291        550,291       548,978        548,978       527,131        527,131        524,456       524,456
     25           590,759        590,759       589,350        589,350       565,896        565,896        563,024       563,024

Assumptions:

a.   $100,000 initial investment

b.   Fund Expenses = 1.12%

c.   No optional death benefits or living benefits elected

d.   Annuity was issued on or after March 15, 2010

e.   Surrender value assumes surrender 2 days before policy anniversary

Assuming a 10% gross annual return, the C-Series has the highest Surrender Value in the first four Annuity Years, the L-Series has the highest Surrender Value in Annuity Years five, six, and seven, the B-Series has the highest Surrender Value in Annuity Years eight and nine, and the X-Series has the highest Surrender Value from the tenth Annuity Year on.

    APPENDIX C - FORMULA FOR HIGHEST DAILY LIFETIME 6 PLUS INCOME BENEFIT AND SPOUSAL HIGHEST DAILY LIFETIME 6 PLUS INCOME BENEFIT (including Highest Daily
                            Lifetime 6 Plus with LIA)

   TRANSFERS OF ACCOUNT VALUE BETWEEN YOUR PERMITTED SUB-ACCOUNTS AND THE AST
                        INVESTMENT GRADE BOND SUB-ACCOUNT

TERMS AND DEFINITIONS REFERENCED IN THE CALCULATION FORMULAS:

..    C\\u\\ - the upper target is established on the effective date of the
     Highest Daily Lifetime 6 Plus/Spousal Highest Daily Lifetime 6 Plus benefit (the "Effective Date") and is not changed for the life of the guarantee. Currently, it is 83%.

..    Cu\\s\\ - The secondary upper target is established on the Effective Date of the Highest Daily Lifetime 6 Plus/Spousal Highest Daily Lifetime 6 Plus benefit and is not changed for the life of the guarantee. Currently it is 84.5%

..    C\\t\\ - the target is established on the Effective Date and is not changed for the life of the guarantee. Currently, it is 80%.

..    C\\l\\ - the lower target is established on the Effective Date and is not changed for the life of the guarantee. Currently, it is 78%.

..    L - the target value as of the current Valuation Day.

..    r - the target ratio.

..    a - factors used in calculating the target value. These factors are established on the Effective Date and are not changed for the life of the guarantee. (See below for the table of "a" factors

..    V\\v\\ - the total value of all Permitted Sub-accounts in the Annuity.

..    V\\F\\ - the Unadjusted Account Value of all elected MVA Options in the
     Annuity.

..    B - the total value of the AST Investment Grade Bond Portfolio Sub-account.

..    P - Income Basis. Prior to the first Lifetime Withdrawal, the Income Basis is equal to the Protected Withdrawal Value calculated as if the first Lifetime Withdrawal were taken on the date of calculation. After the first Lifetime Withdrawal, the Income Basis is equal to the greater of (1) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for additional Purchase Payments, including the amount of any associated Purchase Credits, and adjusted proportionally for Excess Income *, and (2) the Protected Withdrawal Value on any Annuity Anniversary subsequent to the first Lifetime Withdrawal, increased for subsequent additional Purchase Payments (including the amount of any associated Purchase Credits) and adjusted proportionately for Excess Income* and (3) any highest daily Unadjusted Account Value occurring on or after the later of the immediately preceding Annuity anniversary, or the date of the first Lifetime Withdrawal, and prior to or including the date of this calculation, increased for additional Purchase Payments (including the amount of any associated Purchase Credits) and adjusted for withdrawals, as described herein.

..    T - the amount of a transfer into or out of the AST Investment Grade Bond
     Portfolio Sub-account.

..    T\\M\\ - the amount of a monthly transfer out of the AST Investment Grade
     Bond Portfolio. * Note: Lifetime Withdrawals of less than or equal to the Annual Income Amount do not reduce the Income Basis. DAILY TARGET VALUE
     CALCULATION: On each Valuation Day, a target value (L) is calculated, according to the following formula. If the variable Account Value (V\\V\\ + V\\F\\) is equal to zero, no calculation is necessary. Target Values are subject to change for new elections of this benefit on a going-forward basis.

     L = 0.05 * P * a

DAILY TRANSFER CALCULATION:

The following formula, which is set on the Benefit Effective Date and is not changed for the life of the guarantee, determines when a transfer is required:

Target Ratio r = (L - B) / (V\\V\\ + V\\F\\).

..    If on the third consecutive Valuation Day r > Cu and r (less or =) Cu\\s\\
     or if on any day r > Cu\\s\\, and transfers have not been suspended due to the 90% cap rule, assets in the Permitted Sub-accounts and the DCA MVA Options, if applicable, are transferred to the AST Investment Grade Bond Portfolio Sub-account.

..    If r < C\\l\\, and there are currently assets in the AST Investment Grade
     Bond Portfolio Sub-account (B > 0), assets in the AST Investment Grade Bond Portfolio Sub-account are transferred to the Permitted Sub-accounts as described above.

90% CAP RULE: If, on any Valuation Day this benefit remains in effect, a transfer into the AST Investment Grade Bond Portfolio Sub-account occurs that results in 90% of the Unadjusted Account Value being allocated to the AST Investment Grade Bond Portfolio Sub-account, any transfers into the AST Investment Grade Bond Portfolio Sub-account will be suspended, even if the formula would otherwise dictate that a transfer into the AST Investment Grade Bond Portfolio Sub-account should occur. Transfers out of the AST Investment Grade Bond Portfolio Sub-account and into the elected Sub-accounts will still be allowed. The suspension will be lifted once a transfer out of the AST Investment Grade Bond Portfolio Sub-account occurs either due to a Daily or Monthly Transfer Calculation. Due to the performance of the AST Investment Grade Bond Portfolio Sub-account and the elected Sub-accounts, the Unadjusted Account value could be more than 90% invested in the AST Investment Grade Bond Portfolio Sub-account.

..    The following formula, which is set on the Benefit Effective Date and is not changed for the life of the guarantee, determines the transfer amount:

T = Min (MAX (0, (0.90 * (V\\V\\ + V\\F\\ + B)) - B),                  Money is transferred from the Permitted
    [L - B - (V\\V\\ + V\\F\\) * C\\t\\] / (1 - C\\t\\))               Sub-accounts and the DCA MVA Options
                                                                       to the AST Investment Grade Bond Sub-account

T = {Min (B, - [L - B - (V\\V\\ + V\\F\\) * C\\t\\] / (1 - C\\t\\))}   Money is transferred from the AST Investment Grade
                                                                       Bond Sub-account to the Permitted Sub-accounts

MONTHLY TRANSFER CALCULATION

On each monthly anniversary of the Annuity Issue Date and following the daily Transfer Calculation above, the following formula determines if a transfer from the AST Investment Grade Bond Sub-account to the Permitted Sub-account will occur:

If, after the daily Transfer Calculation is performed,

{Min (B, .05 * (V\\V\\ + V\\F\\ + B))} (less than) (C\\u\\ * (V\\V\\ + V\\F\\) -
L + B) / (1 - C\\u\\), then


T\\M\\ = {Min (B, .05 * (V\\V\\ + V\\F\\ + B))}    Money is transferred from the AST Investment Grade
                                                   Bond Sub-account to the Permitted Sub-accounts.

                     "a" Factors for Liability Calculations
              (in Years and Months since Benefit Effective Date)*
Months
Years    1     2     3     4     5     6     7     8     9     10    11    12
------ ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- -----
1      15.34 15.31 15.27 15.23 15.20 15.16 15.13 15.09 15.05 15.02 14.98 14.95
2      14.91 14.87 14.84 14.80 14.76 14.73 14.69 14.66 14.62 14.58 14.55 14.51
3      14.47 14.44 14.40 14.36 14.33 14.29 14.26 14.22 14.18 14.15 14.11 14.07
4      14.04 14.00 13.96 13.93 13.89 13.85 13.82 13.78 13.74 13.71 13.67 13.63
5      13.60 13.56 13.52 13.48 13.45 13.41 13.37 13.34 13.30 13.26 13.23 13.19
6      13.15 13.12 13.08 13.04 13.00 12.97 12.93 12.89 12.86 12.82 12.78 12.75
7      12.71 12.67 12.63 12.60 12.56 12.52 12.49 12.45 12.41 12.38 12.34 12.30
8      12.26 12.23 12.19 12.15 12.12 12.08 12.04 12.01 11.97 11.93 11.90 11.86
9      11.82 11.78 11.75 11.71 11.67 11.64 11.60 11.56 11.53 11.49 11.45 11.42
10     11.38 11.34 11.31 11.27 11.23 11.20 11.16 11.12 11.09 11.05 11.01 10.98
11     10.94 10.90 10.87 10.83 10.79 10.76 10.72 10.69 10.65 10.61 10.58 10.54
12     10.50 10.47 10.43 10.40 10.36 10.32 10.29 10.25 10.21 10.18 10.14 10.11
13     10.07 10.04 10.00  9.96  9.93  9.89  9.86  9.82  9.79  9.75  9.71  9.68
14      9.64  9.61  9.57  9.54  9.50  9.47  9.43  9.40  9.36  9.33  9.29  9.26
15      9.22  9.19  9.15  9.12  9.08  9.05  9.02  8.98  8.95  8.91  8.88  8.84
16      8.81  8.77  8.74  8.71  8.67  8.64  8.60  8.57  8.54  8.50  8.47  8.44
17      8.40  8.37  8.34  8.30  8.27  8.24  8.20  8.17  8.14  8.10  8.07  8.04
18      8.00  7.97  7.94  7.91  7.88  7.84  7.81  7.78  7.75  7.71  7.68  7.65
19      7.62  7.59  7.55  7.52  7.49  7.46  7.43  7.40  7.37  7.33  7.30  7.27
20      7.24  7.21  7.18  7.15  7.12  7.09  7.06  7.03  7.00  6.97  6.94  6.91
21      6.88  6.85  6.82  6.79  6.76  6.73  6.70  6.67  6.64  6.61  6.58  6.55
22      6.52  6.50  6.47  6.44  6.41  6.38  6.36  6.33  6.30  6.27  6.24  6.22
23      6.19  6.16  6.13  6.11  6.08  6.05  6.03  6.00  5.97  5.94  5.92  5.89
24      5.86  5.84  5.81  5.79  5.76  5.74  5.71  5.69  5.66  5.63  5.61  5.58
25      5.56  5.53  5.51  5.48  5.46  5.44  5.41  5.39  5.36  5.34  5.32  5.29
26      5.27  5.24  5.22  5.20  5.18  5.15  5.13  5.11  5.08  5.06  5.04  5.01
27      4.99  4.97  4.95  4.93  4.91  4.88  4.86  4.84  4.82  4.80  4.78  4.75
28      4.73  4.71  4.69  4.67  4.65  4.63  4.61  4.59  4.57  4.55  4.53  4.51
29      4.49  4.47  4.45  4.43  4.41  4.39  4.37  4.35  4.33  4.32  4.30  4.28
30      4.26  4.24  4.22  4.20  4.18  4.17  4.15  4.13  4.11  4.09  4.07  4.06**

*    The values set forth in this table are applied to all ages.

**   In all subsequent years and months thereafter, the annuity factor is 4.06

          APPENDIX D: FORMULA FOR HIGHEST DAILY GRO II AND GRO PLUS II

THE FOLLOWING ARE THE TERMS AND DEFINITIONS REFERENCED IN THE TRANSFER CALCULATION FORMULA:

     .    AV is the current Account Value of the Annuity

     . V\\V\\ is the current Account Value of the elected Sub-accounts of the Annuity

     .    V\\F\\ is the current Account Value of amounts held in the MVA Options

     .    B is the total current value of the AST bond portfolio Sub-account

     .    Cl is the lower target value. Currently, it is 79%.

     .    Ct is the middle target value. Currently, it is 82%.

     .    Cu is the upper target value. Currently, it is 85%.

     . T is the amount of a transfer into or out of the AST bond portfolio Sub-account.

For each guarantee provided under the benefit,

     .    Gi is the guarantee amount

     .    Ni is the number of days until the Maturity Date

     . di is the discount rate applicable to the number of days until the Maturity Date. It is determined with reference a benchmark index, reduced by the Discount Rate Adjustment and subject to the discount rate minimum. The discount rate minimum, beginning on the effective date of the benefit, is three percent, and will decline monthly over the first twenty-four months following the effective date of the benefit to one percent in the twenty-fifth month, and will remain at one percent for every month thereafter. Once selected, we will not change the applicable benchmark index. However, if the benchmark index is discontinued, we will substitute a successor benchmark index, if there is one. Otherwise we will substitute a comparable benchmark index. We will obtain any required regulatory approvals prior to substitution of the benchmark index.

The formula, which is set on the effective date and is not changed while the benefit is in effect, determines, on each Valuation Day, when a transfer is required.

The formula begins by determining the value on that Valuation Day that, if appreciated at the applicable discount rate, would equal the guarantee amount at the end of each applicable Guarantee Period. We call the greatest of these values the "current liability (L)." L = MAX (Li), where Li = Gi / (1 + di) /(Ni/365)/ Next the formula calculates the following formula ratio: r = (L - B) / (V\\V\\ + V\\F\\)If the formula ratio exceeds an upper target value, then all or a portion of the Account Value will be transferred to the AST bond portfolio Sub-account associated with the current liability subject to the rule that prevents a transfer into that AST bond portfolio Sub-account if 90% or more of Account Value is in that Sub-account (90% cap). If at the time we make a transfer to the AST bond portfolio Sub-account associated with the current liability there is Account Value allocated to an AST bond portfolio Sub-account not associated with the current liability, we will transfer all assets from that AST bond portfolio Sub-account to the AST bond portfolio Sub-account associated with the current liability.

The formula will transfer assets into the AST bond portfolio Sub-account if r > Cu, subject to the 90% cap.

The transfer amount is calculated by the following formula:

T = {Min (MAX(0, (.90 * (V\\V\\ + V\\F\\ + B)) - B), [L - B - (V\\V\\ + V\\F\\)
                               * Ct] / (1 - Ct))}

If the formula ratio is less than a lower target value and there are assets in the AST bond portfolio Sub-account, then the formula will transfer assets out of the AST bond portfolio Sub-account into the elected Sub-accounts.

The formula will transfer assets out of the AST bond portfolio Sub-account if r ** Cl and B * 0.The transfer amount is calculated by the following formula:
T = {Min (B, - [L - B - (V\\V\\ + V\\F\\) * Ct] / (1 - Ct))}

If following a transfer to the elected Sub-accounts, there are assets remaining in a AST bond portfolio Sub-account not associated with the current liability, we will transfer all assets from that AST bond portfolio Sub-account to the AST bond portfolio Sub-account associated with the current liability.

If transfers into the AST bond portfolio Sub-account are restricted due to the operation of the 90% cap, then we will not perform any intra-AST bond portfolio Sub-account transfers. However, if assets transfer out of an AST bond portfolio Sub-account and into the elected Sub-accounts due to the maturity of the AST bond portfolio, by operation of the formula, assets may subsequently transfer to another AST bond portfolio Sub-account that is associated with a future guarantee, subject to the 90% cap rule.

APPENDIX E - SPECIAL CONTRACT PROVISIONS FOR ANNUITIES ISSUED IN CERTAIN STATES

Certain features of your Annuity may be different than the features described earlier in this prospectus, if your Annuity is issued in certain states described below. Further variations may arise in connection with additional state reviews.

Jurisdiction    Special Provisions
-------------   ----------------------------------------------------------------------------------------
Connecticut     Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator is not available. Different CDSC schedule for X Series. No Recapture of Purchase
                Credits upon death.

Hawaii          Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator is not available.
Iowa            Market Value Adjustment Options are not available.
Massachusetts   The annuity rates we use to calculate annuity payments are available only on a gender-neutral basis under any Annuity Option or any lifetime withdrawal option benefit.
                Medically Related Surrenders are not available.

Montana The annuity rates we use to calculate annuity payments are available only on a gender-neutral basis under any Annuity Option or any lifetime withdrawal option benefit.

Texas           Beneficiary Annuities are not available.
Washington      Combination 5% Roll-up and Highest Anniversary Value Death Benefit is not available.
                Highest Daily Lifetime 6 Plus with Lifetime Income Accelerator is not available.

APPENDIX F - MVA FORMULAS

MVA FORMULA FOR LONG TERM MVA OPTION

The MVA formula is applied separately to each MVA Option to determine the Account Value of the MVA Option on a particular date.

The MVA factor is equal to:

     [(l+i)/(l+j+k)]^n/12

     where:    i  =   the Crediting Rate for the MVA Option;

               j  =   the Rate for the remaining Guarantee Period, determined as described below;

               k  =   the Liquidity Factor set forth in the Rider for this MVA
                      Option; and

               n  =   the number of months remaining in the Guarantee Period
                      duration, rounded up to the nearest whole month

     For the purposes of determining "j",

     Y = n /12

     GP1 = the smallest whole number of years greater than or equal to Y.

     r1 = the rate for Guarantee Periods of duration GP1, which will equal the crediting rate if such Guarantee Period duration is currently available.

     GP2 = the greatest whole number of years less than or equal to Y, but not less than 1.

     r2 = the rate for Guarantee Periods of duration GP2, which will equal the crediting rate if such Guarantee Period duration is currently available.

     If we do not currently offer a Guarantee Period of duration GP1 or duration GP2, we will determine r1 and / or r2 by linearly interpolating between the current rates of Guarantee Periods closest in duration. If we cannot interpolate because a Guarantee Period of lesser duration is not available, then r1 and / or r2 will be equal to [(1) + (2) - (3)], where (1), (2), and
     (3) are defined as:

     (1) = the current Treasury spot rate for GP1 or GP2, respectively, and

     (2) = the current crediting rate for the next longer Guaranteed Period duration currently available, and

     (3) = the current Treasury spot rate for the next longer Guaranteed Period duration currently available.

     The term "current Treasury spot rate" refers to the rates that existed at the time the crediting rates were last determined.

     To determine "j":

     If Y is an integer, and if Y is equal to a Guarantee Period duration that we currently offer," j" is equal to the crediting rate associated with a Guarantee Period duration of Y years.

     If Y is less than 1, then "j" = r2.

     Otherwise, we determine "j" by linearly interpolating between r1 and r2, using the following formula:

               j = (r1 * (Y - GP2) + r2 * (GP1 - Y)) / (GP1 - GP2)

     The current rate ("j") in the MVA formula is subject to the same Guaranteed Minimum Interest Rate as the Crediting Rate.

We reserve the right to waive the liquidity factor set forth above.

MVA FORMULA FOR 6 OR 12 MONTH DCA MVA OPTIONS

The MVA formula is applied separately to each DCA MVA Option to determine the Account Value of the DCA MVA Option on a particular date.

The Market Value Adjustment Factor applicable to the MVA Options we make available under the 6 or 12 Month Dollar Cost Averaging Program is as follows:

The MVA factor is equal to:

     [(l+i)/(l+j+k)]^n/12

     where:    i  = the Index Rate established at inception of a DCA MVA
                    Option. This Index Rate will be based on a Constant Maturity Treasury (CMT) rate for a maturity (in months) equal to the initial duration of the DCA MVA Option. This CMT rate will be determined based on the weekly average of the CMT Index of appropriate maturity as of two weeks prior to initiation of the DCA MVA Option. The CMT Index will be based on "Treasury constant maturities nominal 12" rates as published in Federal Reserve Statistical Release H.15. If a CMT index for the number of months needed is not available, the applicable CMT index will be determined based on a linear interpolation of the published CMT indices;

               j  = the Index Rate determined at the time the MVA calculation is needed, based on a CMT rate for the amount of time remaining in the DCA MVA Option. The amount of time will be based on the number of complete months remaining in the DCA MVA Option, rounded up to the nearest whole month. This CMT rate will be determined based on the weekly average of the CMT Index of appropriate maturity as of two weeks prior to the date for which the MVA calculation is needed. The CMT Index will be based on "Treasury constant maturities nominal 12" rates as published in Federal Reserve Statistical Release H.15. If a CMT index for the number of months needed is not available, the applicable CMT index will be determined based on a linear interpolation of the published CMT indices;

               k  = the Liquidity Factor set forth in the Rider for this MVA
                    Option; and

               n  = the number of complete months remaining in the DCA MVA
                    Option, rounded up to the nearest whole month.

     If the "Treasury constant maturities nominal 12" rates available through Federal Reserve Statistical Release H. 15 should become unavailable at any time, or if the rate for a 1-month maturity should become unavailable through this source, we will substitute rates which, in our opinion, are comparable.

We reserve the right to waive the Liquidity Factor.

MVA EXAMPLES FOR LONG TERM MVA OPTION

The following hypothetical examples show the effect of the MVA in determining Account Value. Assume the following:

..    You allocate $50,000 into an MVA Option (we refer to this as the
     "Allocation Date" in these examples) with a Guarantee Period of 5 years (we refer to this as the "Maturity Date" in these examples).

..    The crediting rate associated with the MVA Option beginning on Allocation
     Date and maturing on Maturity Date is 5.50% (i = 5.50%).

..    You make no withdrawals or transfers until you decide to withdraw the entire MVA Option after exactly three (3) years, at which point 24 months remain before the Maturity Date (n=24).

EXAMPLE OF POSITIVE MVA

Assume that at the time you request the withdrawal, the crediting rate associated with the fixed allocation maturing on the Maturity Date is 4.00% (j = 4.00%). Based on these assumptions, the MVA would be calculated as follows:

      MVA Factor = [(1+i)/(1+j+0.0025)]^n/12 = [1.055/1.0425]^2 = 1.024125
                          Unadjusted Value = $58,712.07

            Adjusted Account Value after MVA = Unadjusted Value x MVA
                              Factor = $60,128.47

EXAMPLE OF NEGATIVE MVA

Assume that at the time you request the withdrawal, the crediting rate associated with the fixed allocation maturing on the Maturity Date is 7.00% (j = 7.00%). Based on these assumptions, the MVA would be calculated as follows:

      MVA Factor = [(1+i)/(1+j+0.0025)]^n/12 = [1.055/1.0725]^2 = 0.967632
                          Unadjusted Value = $58,712.07

Adjusted Account Value after MVA = Unadjusted Value x MVA Factor = $56,811.69

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                                February __, 2010

          PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT VARIABLE
                                ANNUITY CONTRACTS

The Prudential Premier(R) Retirement Variable Annuity X SERIES(SM)("X SERIES"), Prudential Premier(R) Retirement Variable Annuity B SERIES(SM) ("B SERIES"), Prudential Premier(R) Retirement Variable Annuity L SERIES(SM) ("L SERIES"), and Prudential Premier(R) Retirement Variable Annuity C SERIES(SM) ("C SERIES") annuity contracts (the "Annuities" or the "Annuity") are individual variable annuity contracts issued by Pruco Life Insurance Company ("Pruco Life "), a stock life insurance company that is an indirect wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential") and is funded through the Pruco Life Flexible Premium Variable Annuity Account (the "Account"). Each Annuity is purchased by making an initial purchase payment of $10,000 or more (except for the B Series, which has a $1,000 minimum initial purchase payment). With some restrictions, you can make additional purchase payments by means other than electronic fund transfer of not less than $100 at any time during the accumulation phase. However, we impose a minimum of $50 with respect to additional purchase payments made through electronic fund transfers.

This Statement of Additional Information is not a prospectus and should be read in conjunction with the X Series, the B Series, the L Series and the C Series prospectus dated February__, 2010. To obtain a copy of the prospectus, without charge, you can write to the Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, Pennsylvania 19176, or contact us by telephone at (888) PRU-2888.

                                TABLE OF CONTENTS

                                                              Page
                                               ---------------------------------
Company                                                                        2
Experts                                                                        2
Payments Made to Promote Sale of Our Products                                  2
Allocation of Initial Purchase Payment                                         3
Determination of Accumulation Unit Values                                      3
Separate Account Financial Information
Company Financial Information

         Pruco Life Insurance Company          Prudential Annuity Service Center
             213 Washington Street                       P.O. Box 7960
             Newark, NJ 07102-2992                   Philadelphia, PA 19176

                                                   Telephone: (888) PRU 2888

The Prudential Premier(R) Retirement Variable Annuity X SERIES(SM)("X SERIES"), Prudential Premier(R) Retirement Variable Annuity B SERIES(SM) ("B SERIES"), Prudential Premier(R) Retirement Variable Annuity L SERIES(SM) ("L SERIES"), and Prudential Premier(R) Retirement Variable Annuity C SERIES(SM) ("C SERIES") are service marks of The Prudential Insurance Company of America.

                                     COMPANY

Pruco Life Insurance Company ("Pruco Life") is a stock life insurance company organized in 1971 under the laws of the State of Arizona. Pruco Life is licensed to sell life insurance and annuities in the District of Columbia, Guam and in all states except New York.

Pruco Life is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a stock life insurance company founded in 1875 under the laws of the State of New Jersey. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), a New Jersey insurance holding company.

                                     EXPERTS

The consolidated financial statements of Pruco Life and its subsidiaries as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and the financial statements of Pruco Life Flexible Premium Variable Annuity Account as of December 31, 2008 and for each of the two years in the period then ended included in this Statement of Additional Information
have been so included in reliance on the report of [          ], an independent
registered public accounting firm, given on the authority of said firm as
experts in auditing and accounting.[          ]'s principal business address is
[          ].

                              PRINCIPAL UNDERWRITER

Prudential Annuities Distributors, Inc. ("PAD"), an indirect wholly-owned subsidiary of Prudential Financial, offers each Annuity on a continuous basis in those states in which annuities may be lawfully sold. It may offer the Annuities through licensed insurance brokers and agents, or through appropriately registered affiliates of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.

With respect to all individual variable annuities issued through the Account, PAD received commissions of $231,193,283,154,899,679, and $116,185,253, in
2009, 2008, and 2007 respectively. PAD retained none of those commissions.

As discussed in the prospectus, Pruco Life pays commissions to broker/dealers that sell the Annuities according to one or more schedules, and also may pay non-cash compensation. In addition, Pruco Life may pay trail commissions to registered representatives who maintain an ongoing relationship with an annuity owner. Typically, a trail commission is compensation that is paid periodically to a representative, the amount of which is linked to the value of the Annuities and the amount of time that the Annuities have been in effect.

                  PAYMENTS MADE TO PROMOTE SALE OF OUR PRODUCTS

In an effort to promote the sale of our products (which may include the placement of Pruco Life and/or each Annuity on a preferred or recommended company or product list and/or access to the firm's registered representatives), we or PAD may enter into compensation arrangements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing, administrative services and/or other services they provide. These services may include, but are not limited to: educating customers of the firm on each Annuity's features; conducting due diligence and analysis, providing office access, operations and systems support; holding seminars intended to educate the firm's registered representatives and make them more knowledgeable about the annuity; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval. We or PAD also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

The list below identifies three general types of payments that PAD pays which are broadly defined as follows:

..    Percentage Payments based upon "Assets under Management" or "AUM": This type of payment is a percentage payment that is based upon the total amount held in all Pruco Life products that were sold through the firm (or its affiliated broker/dealers).

..    Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as purchase payments under Pruco Life annuity products sold through the firm (or its affiliated broker/dealers).

..    Fixed payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker/dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items, and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments upon the initiation of a relationship for systems, operational and other support.

The list in the prospectus includes the names of the firms (or their affiliated broker/dealers) that we are aware (as of December 31, 2009) received payment with respect to annuity business during 2009 (or as to which a payment amount was accrued during 2009). The firms listed below include payments in connection with products issued by Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the contract. During 2009, the least amount paid, and greatest amount paid, were [$_______] and [$___________,] respectively.

                     ALLOCATION OF INITIAL PURCHASE PAYMENT

As discussed in the prospectus, we generally will credit the initial purchase payment to your Annuity within two Valuation Days from the day on which we receive your payment in good order at the Prudential Annuity Service Center. However, we may employ a different procedure than this if your Annuity purchase is in the form of several amounts originating from different sources.

Specifically, if the first of such sums that we receive amounts to less than the minimum initial purchase payment, but you have indicated that other sums are forthcoming that, when aggregated, will equal or exceed the minimum, then with your consent we will hold such amount in our general account, without interest, for up to 90 days pending receipt of such additional sums and other required documentation. When we receive the minimum initial purchase payment and any other "good order" information that we need, we will thereafter allocate your purchase payment in the manner that you have specified.

                    DETERMINATION OF ACCUMULATION UNIT VALUES

The value for each accumulation unit is computed as of the end of each Valuation Day. On any given Valuation Day, the value of a Unit in each subaccount will be determined by multiplying the value of a Unit of that subaccount for the preceding Valuation Day by the net investment factor for that subaccount for the current Valuation Day. The net investment factor for any Valuation Day is determined by dividing the value of the assets of the subaccount for that day by the value of the assets of the subaccount for the preceding Valuation Day (ignoring, for this purpose, changes resulting from new purchase payments and withdrawals), and subtracting from the result the daily equivalent of the total annualized charge for the Annuity and any optional benefits (for which the charge is calculated as a percentage of Sub-account assets) for each day since the preceding Valuation Day. The daily equivalent of the annualized charge is calculated using the formula 1 - (1 - c) 1 / 365, where c is the total annualized charge. The value of the assets of a subaccount is determined by multiplying the number of shares of Advanced Series Trust (the "Trust") or other funds held by that subaccount by the net asset value of each share and adding the value of dividends declared by the Trust or other fund but not yet paid.

As we have indicated in the prospectus, the Annuity allows you to select or decline any of several benefit options that carries with it a specific asset-based charge. We maintain a unique unit value corresponding to each such annuity feature. Because this Annuity is new, we include no historical unit values here.

    (1) Financial Statements of the subaccounts of Pruco Life Flexible Premium Variable Annuity Account (Registrant) consisting of the Statements of Net Assets as of December 31, 2008; the Statements of Operations for the period ended December 31, 2008; the Statements of Changes in Net Assets for the periods ended December 31, 2008 and December 31, 2007; and the Notes relating thereto appear in the Statement of Additional Information [TO BE FILED AS A MODULE in Pre-Effective amendment No.1]

(2) Financial Statements of Pruco Life (Depositor) consisting of the Statements of Financial Position as of December 31, 2008 and 2007; and the Related Statements of Operations, Changes in Stockholder's Equity and Cash Flows for the years ended December 31, 2008, 2007 and 2006; and the Notes to the Financial Statements appear in the Statement of Additional Information [TO BE FILED AS A MODULE in Pre-Effective amendment No.1]

(3) Financial Statements of Pruco Life (Depositor) consisting of Unaudited Interim Consolidated Statements of Financial Position, as of September 30, 2009 and December 31, 2008; Unaudited Interim Consolidated Statements of Equity, nine months ended September 30, 2009 and 2008; and Unaudited Interim Consolidated Statements of Cash Flows, nine months ended September 30, 2009. [TO BE FILED AS A MODULE in Pre-Effective amendment No.1]

                                     PART C

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) FINANCIAL STATEMENTS

(1) Financial Statements of the subaccounts of Pruco Life Flexible Premium Variable Annuity Account (Registrant) consisting of the Statements of Net Assets as of December 31, 2008; the Statements of Operations for the period ended December 31, 2008; the Statements of Changes in Net Assets for the periods ended December 31, 2008 and December 31, 2007; and the Notes relating thereto appear in the Statement of Additional Information (Part B of the Registration Statement).

(2) Financial Statements of Pruco Life (Depositor) consisting of the Statements of Financial Position as of December 31, 2008 and 2007; and the Related Statements of Operations, Changes in Stockholder's Equity and Cash Flows for the years ended December 31, 2008, 2007 and 2006; and the Notes to the Financial Statements appear in the Statement of Additional Information (Part B of the Registration Statement).

(3) Financial Statements of Pruco Life (Depositor) consisting of Unaudited Interim Consolidated Statements of Financial Position, as of September 30, 2009 and December 31, 2008; Unaudited Interim Consolidated Statements of Equity, nine months ended September 30, 2009 and 2008; and Unaudited Interim Consolidated Statements of Cash Flows, nine months ended September 30, 2009. (Part B of the Registration Statement).

(b)Exhibits are attached as indicated (all previously filed exhibits, as noted below, are incorporated herein by reference).

(1) Resolution of the Board of Directors of Pruco Life Insurance Company establishing the Pruco Life Flexible Premium Variable Annuity Account. (Note 3)

(2) Agreements for custody of securities and similar investments--Not
Applicable.

(3) (a)Distribution and Underwriting Agreement between Prudential Annuities Distributors, Inc. "PAD" (Underwriter) and Pruco Life Insurance Company (Depositor). (Note 4)

(b) Affiliated Insurer Amendment to Selling Agreement (Note 1)

(4) (a) Form of B, L, and X Base Contract P-BLX/IND (2/10) and Form of "C" Base Contract P-CR/IND (2/10) (including B, L, X & C schedule pages). (Note 2)

(b) Form of Medically Related Surrender Endorsement P-END-MRS (02/10). (Note 2)

(c) Form of Medically Related Surrender Schedule Supplement P-SCH-MRS (02/10). (Note 2)

(d) Form of Return of Adjusted Purchase Payments Death Benefit Rider P-RID-ROP (02/10). (Note 2)

(e) Form of Return of Adjusted Purchase Payments Death Benefit Schedule Rider P-SCH-ROP (02/10). (Note 2)

(f) Form of Market Value Adjustment Option Rider P-RID-MVA (02/10). (Note 2)

(g) Form of Market Value Adjustment Option Rider Schedule Supplement P-SCH-MVA (02/10). (Note 2)

(h) Form of Dollar Cost Averaging Program Rider P-RID-DCA (02/10). (Note 2)

(i) Form of Dollar Cost Averaging Program Schedule Supplement P-SCH-DCA (02/10). (Note 2)

(j) Form of Highest Anniversary Value Death Benefit Rider P-RID-HAV (02/10). (Note 2)

(k) Form of Highest Anniversary Value Death Benefit Schedule Supplement P-SCH-HAV (02/10). (Note 2)

(l) Form of Combination Death Benefit Rider P-RID-HAVROLL (02/10). (Note 2)

(m) Form of Combination Death Benefit Schedule Supplement P-SCH-HAVROLL (02/10). (Note 2)

(n) Form of Individual Retirement Annuity Endorsement P-END-IRA (02/10). (Note
2)

(o) Form of Roth Individual Retirement Annuity Endorsement P-END-ROTH (02/10). (Note 2)

(p) Form of Beneficiary Individual Retirement Annuity Endorsement P-END-IRABEN (02/10). (Note 2)

(q) Form of Beneficiary Roth Individual Retirement Annuity Endorsement P-END-ROTHBEN (02/10). (Note 2)

(r) Form of Highest Daily Lifetime 6 Plus Benefit Rider (P-RID-HD6-(02/10)) (Note 2)

(s) Form of Highest Daily Lifetime 6 Plus Schedule (P-SCH-HD6-(02/10)) (Note 2)

(t) Form of Highest Daily Lifetime 6 Plus with LIA Benefit Rider
(P-RID-HD6-LIA-(02/10)) (Note 2)

(u) Form of Highest Daily Lifetime 6 Plus with LIA Schedule
(P-SCH-HD6-LIA-(02/10)) (Note 2)

(v) Form of Highest Daily GRO II Benefit rider (P-RID-HD GRO-11/09) (Note 7)

(w) Form of Highest Daily GRO II Benefit SCHEDULE (P-SCH-HD GRO-11/09) (Note 7)

(x) Form of GRO Plus II benefit rider (P-RID-GRO (02/10). (Note 2)

(y) Form of GRO Plus II benefit schedule (P-SCH-GRO (02/10). (Note 2)

(z) Form of 403(b) Annuity Endorsement (P-END-403 (2/10) (Note 2)

(aa) Form of Beneficiary Annuity Endorsement P-ENDBENE (2/10) (Note 2)

(5) Application form for the Contract P-VAA (02/10). (Note 1)

(6) (a) Articles of Incorporation of Pruco Life Insurance Company, as amended through October 19, 1993. (Note 6)

(b) By-laws of Pruco Life Insurance Company, as amended through May 6, 1997. (Note 5)

(7) Copy of Contract of reinsurance in connection with Variable Annuity Contracts - Not Applicable

(8) Other material contracts performed in whole or in part after the date the registration statement is filed:

(a) Copy of AST Fund Participation Agreement. (Note 1)

(b) Copy of Franklin Templeton Fund Participation Agreement. (Note 1)

(b) Shareholder Information Agreement (Sample Rule 22C-2) (Note 8)

(9) Opinion of Counsel. (Note 2)

(10) Written Consent of Independent Registered Public Accounting Firm. (Note 1).

(11) All financial statements omitted from Item 23, Financial Statements--Not Applicable.

(12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter, or initial Contract owners--Not Applicable.

(13) Powers of Attorney:-

(a) Richard F. Vaccaro (Note 1)

(b) James J. Avery, Jr. (Note 2)

(c) Bernard J. Jacob (Note 2)

(d) Scott D. Kaplan (Note 2)

(e) Tucker I. Marr (Note 2)

(f) Scott G. Sleyster (Note 2)

(g) Stephen Pelletier (Note 2)

(Note 1) Filed herewith.

(Note 2) Incorporated by reference to Form N-4, Registration No. 333-162673, as filed October 26, 2009 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note3) Incorporated by reference to Form N-4, Registration No. 033-61125, filed July 19, 1995 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 4) Incorporated by reference to Post-Effective Amendment No. 9, Form N-4, Registration No. 333-130989, filed December 18, 2007 on behalf of Pruco Life Flexible Premium Variable Annuity Account.

(Note 5) Incorporated by reference to Form 10-Q, as filed August 15, 1997, on behalf of Pruco Life Insurance Company.

(Note 6) Incorporated by reference to Form N-4, Registration No. 333-06701, filed June 24, 1996 on behalf of the Pruco Life Flexible Premium Variable Annuity Account.

(Note 7) Incorporated by reference to Post-Effective Amendment No. 23 to Registration No. 333-130989, filed August 27, 2009 on behalf of Pruco Life Flexible Premium Variable Annuity Account.

(Note 8) Incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 333-130989, filed April 19, 2007 on behalf of Pruco Life Flexible Premium Variable Annuity Account.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR (ENGAGED DIRECTLY OR INDIRECTLY- IN REGISTRANT'S VARIABLE ANNUITY BUSINESS):

The directors and officers of Pruco Life are listed below:

Name and Principal Business Address   Position and Offices with Depositor
-----------------------------------   -----------------------------------
James J. Avery, Jr                    Director
213 Washington Street
Newark, NJ 07102-2992

Thomas C. Castano                     Chief Legal Officer and Secretary
213 Washington Street
Newark, NJ 07102-2992

Robert Falzon                         Treasurer
213 Washington Street
Newark, NJ 07102-2992

Phillip J. Grigg                      Chief Actuary
213 Washington Street
Newark, NJ 07102-2992

Bernard J. Jacob                      Director
213 Washington Street
Newark, NJ 07102-2992

Scott D. Kaplan                       Director, President and Chief
213 Washington Street                 Executive Officer
Newark, NJ 07102-2992

Tucker I. Marr                        Chief Financial Officer and Chief
Chief Accounting Officer              Accounting Officer
213 Washington Street
Newark, NJ 07102-2992

James M. O'Connor                     Senior Vice President and Actuary
200 Wood Avenue South
Iselin, NJ 08830-2706

Stephen Pelletier                     Director
1 Corporate Drive
Shelton, CT 06484

Scott D. Sleyster                     Director
213 Washington Street
Newark, NJ 07102-2992

Richard F. Vaccaro                    Director
213 Washington Street
Newark, NJ 07102-2992

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant separate account may be deemed to be under common control (or where indicated, identical to) the following separate accounts that are sponsored either by the depositor or an insurer that is an affiliate of the depositor: The Prudential Discovery Premier Group Variable Contract Account, The Prudential Variable Appreciable Account, The Prudential Individual Variable Contract Account, The Prudential Variable Contract Account GI-2, The Prudential Qualified Individual Variable Contract Account, The Prudential Variable Contract Account-24, The Prudential Discovery Select Group Variable Annuity Contract Account (separate accounts of Prudential); the Pruco Life PRUvider Variable Appreciable Account; the Pruco Life Variable Universal Account, the Pruco Life Variable Insurance Account, the Pruco Life Variable Appreciable Account, the Pruco Life Single Premium Variable Life Account, the Pruco Life Single Premium Variable Annuity Account ; the Pruco Life of New Jersey Flexible Premium Variable Annuity Account; the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Single Premium Variable Life Account, and the Pruco Life of New Jersey Single Premium Variable Annuity Account. Pruco Life, a life insurance company organized under the laws of Arizona, is a direct wholly-owned subsidiary of The Prudential Insurance Company of America and an indirect wholly-owned subsidiary of Prudential Financial, Inc. Pruco Life of New Jersey, a life insurance company organized under the laws of New Jersey, is a direct wholly-owned subsidiary of Pruco Life, and an indirect wholly-owned subsidiary of Prudential Financial, Inc.

The subsidiaries of Prudential Financial Inc. ("PFI") are listed under Exhibit
21.1 of the Annual Report on Form 10-K of PFI (Registration No. 001-16707), filed on February 27, 2009, the text of which is hereby incorporated by reference. In addition to those subsidiaries, Prudential holds all of the voting securities of Prudential's Gibraltar Fund, Inc., a Maryland corporation, in three of its separate accounts. Prudential's Gibraltar Fund, Inc. is registered as an open-end, diversified, management investment company under the Investment Company Act of 1940 (the "Act"). The separate accounts listed above are registered as unit investment trusts under the Act. Registrant may also be deemed to be under common control with The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Account Contract Account-11, (separate accounts of The Prudential Insurance Company of America which are registered as open-end, diversified management investment companies).

ITEM 27. NUMBER OF CONTRACT OWNERS: NOT APPLICABLE.

ITEM 28. INDEMNIFICATION

The Registrant, in conjunction with certain of its affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

Arizona, the state of organization of Pruco Life Insurance Company ("Pruco"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of Arizona law permitting indemnification can be found in Section 10-850 et. seq. of the Arizona Statutes Annotated. The text of Pruco's By-law, Article VIII, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 3(ii) to its form 10-Q filed August 15, 1997.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) Prudential Annuities Distributors, Inc. (PAD)

PAD serves as principal underwriter for variable annuities issued by each of Pruco Life Insurance Company, Pruco Life Insurance Company of New Jersey, and Prudential Annuities Life Assurance Corporation. Each of those insurers is part of Prudential Annuities, a business unit of Prudential Financial, that primarily issues individual variable annuity contracts. The separate accounts of those insurance companies, through which the bulk of the variable annuities are issued, are the Pruco Life Flexible Premium Variable Annuity Account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account, and Prudential Annuities Life Assurance Corporation Variable Account B.

(b) Information concerning the directors and officers of PAD is set forth below:

                                   POSITIONS AND OFFICES             POSITIONS AND OFFICES
NAME                               WITH UNDERWRITER                  WITH REGISTRANT
--------------------------------   -------------------------------   --------------------
Timothy S. Cronin                  Senior Vice President             None
1 Corporate Drive
Shelton, Connecticut 06484

Thomas J. Diemer                   Director                          None
213 Washington Street
Newark, New Jersey 07102-2917

John T. Doscher                    Senior Vice President and Chief   None
751 Broad Street                   Compliance Officer
Newark, New Jersey 07102-3714

Bruce Ferris                       Executive Vice President and      None
One Corporate Drive                Director
Shelton, Connecticut 06484

George M. Gannon                   President, Chief Executive        None
2101 Welsh Road                    Officer, Director and Chief
Dresher, Pennsylvania 19025-5001   Operations Officer

Brian Giantonio                    Vice President, Secretary and     None
1 Corporate Drive                  Chief Legal Officer
Shelton, Connecticut 06484

Jacob M. Herschler                 Senior Vice President and         None
One Corporate Drive                Director
Shelton, Connecticut 06484

Margaret R. Horn                   Chief Financial Officer           None
213 Washington Street
Newark, New Jersey 07102-2917

Steven P. Marenakos                Senior Vice President and         None
One Corporate Drive                Director
Shelton, Connecticut 06484

Robert F. O'Donnell                Senior Vice President and         None
One Corporate Drive                Director
Shelton, Connecticut 06484

Yvonne Rocco                       Senior Vice President             None
213 Washington Street
Newark, New Jersey 07102-2992

(c) Commissions received by PAD during 2009 with respect to annuities issued through the registrant separate account.

                                           Net Underwriting
                                             Discounts and    Compensation on    Brokerage
Name of Principal Underwriter                 Commissions        Redemption     Commissions   Compensation
----------------------------------------   ---------------    ---------------   -----------   ------------
Prudential Annuities Distributors, Inc*.        $[    ]            $-0-                           $-0-

*    PAD did not retain any of these commissions.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books or other documents required to be maintained by Section 31
(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through The Prudential Insurance Company of America, at its offices in Shelton, Connecticut and Fort Washington, Pennsylvania.

ITEM 31. MANAGEMENT SERVICES

Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant--Not Applicable.

ITEM 32. UNDERTAKINGS

(a) Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(c) Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the U.S. Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

(e) Pruco Life hereby represents that the fees and charges deducted under the contracts described in this Registration Statement are in the aggregate reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life.

                                   SIGNATURES

Pursuant to the requirements of Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and Depositor have duly caused this registration statement to be signed on their behalf in the City of Newark and the State of New Jersey on this __ day of January, 2010.

            THE PRUCO LIFE FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT
                                   REGISTRANT

                         BY PRUCO LIFE INSURANCE COMPANY
                                    DEPOSITOR


/s/ Thomas C. Castano                    /s/ Scott D. Kaplan
--------------------------------------   ---------------------------------------
Thomas C. Castano                        Scott D. Kaplan
Chief Legal Officer and Secretary        President and Chief Executive Officer

                                   SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated on behalf of the Depositor.

                               SIGNATURE AND TITLE

                                                          Date: January __, 2010


*
--------------------------------------
James J. Avery Jr.
Director


*                                        *By: /S/ Thomas C. Castano
--------------------------------------   ---------------------------------------
Scott D. Kaplan                          Thomas C. Castano
Director                                 Corporate Counsel


*
--------------------------------------
Tucker I. Marr
Chief Accounting Officer


*
--------------------------------------
Bernard J. Jacob
Director


*
--------------------------------------
Scott G. Sleyster
Director


*
--------------------------------------
Stephen Pelletier
Director


*
--------------------------------------
Richard R. Vaccaro
Director

                                    EXHIBITS

(3)(b) Affiliated Insurer Amendment to Selling Agreement

(5) Form of Application form for the Contract P-VAA (02/10).

(8)(a) Copy of AST Fund Participation Agreement.

(b) Copy of Franklin Templeton Fund Participation Agreement.

(10) Written Consent of Independent Registered Public Accounting Firm.

(13)(a) Power of Attorney for Richard F. Vaccaro

                                                                    Exhibit 3(b)

Affiliated Insurer Amendment to Selling Agreement

                          AFFILIATED INSURER AMENDMENT
                                       TO
                                SELLING AGREEMENT

THIS AMENDMENT, effective as of __________________ is made by and among Pruco Life Insurance Company ("Pruco"), Pruco Life Insurance Company of New Jersey ("Pruco NJ"), The Prudential Insurance Company of America ("PICA"), Prudential Annuities Life Assurance Corporation, formerly known as American Skandia Life Assurance Corporation ("PALAC"), Prudential Annuities Distributors, Inc., formerly known as American Skandia Marketing, Incorporated, ("PAD"), ________________________________, ("Broker-Dealer") and any and all undersigned insurance agency affiliates of Broker-Dealer ("Associated Insurance Agencies");

WHEREAS, PALAC and PAD entered into an Insurance Product Sales Agreement with Broker-Dealer and Associated Insurance Agencies, as amended (the "Agreement");

WHEREAS, Broker-Dealer and Associated Insurance Agencies wish to sell and service certain Contracts issued by Pruco, Pruco NJ and PICA;

WHEREAS, the parties desire to amend the Agreement to include Pruco, Pruco NJ and PICA as parties to the Agreement and to provide authorization to Broker-Dealer and Associated Insurance Agencies to engage in the sale and servicing of the Contracts issued by Pruco, Pruco NJ and PICA; and

NOW THEREFORE, in consideration of their mutual promises, PAD, PALAC, Pruco, Pruco NJ, PICA, Broker-Dealer and Associated Insurance Agencies each agree as follows:

That the Agreement shall be amended to include Pruco, Pruco NJ and PICA as parties;

All references throughout the Agreement to "ASLAC" shall, by definition, be expanded and amended to include PALAC, Pruco, Pruco NJ or PICA and replaced by the term "Insurer";

All references throughout the Agreement to "American Skandia" shall, by definition, be expanded and amended to include PALAC, Pruco, Pruco NJ or PICA and PAD, and replaced by the term "Prudential Annuities";

All references throughout the Agreement to "ASM" shall be replaced by "PAD";

That Prudential Annuities authorizes Broker-Dealer to solicit sales of Contracts identified in the Schedule(s) to the Agreement and that such authorization shall exclude solicitation of new sales, initial premium and/or initial purchase payments for any Contract or Schedule(s) that Prudential Annuities has designated as available for "Service Only";

Broker Dealer shall designate registered representatives for appointment by PICA, Pruco and Pruco NJ, as individual insurance agents, and, notwithstanding any provision of the Agreement to the contrary, limit such designation to only those that shall serve as broker of record on a contract issued by PICA, Pruco, or Pruco NJ; and

Notwithstanding any provision of the Agreement to the contrary, customer checks for Payments shall be made payable to the order of the insurance company issuing the Contract to which the Payment applies.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and behalf by its duly authorized representative.

PRUDENTIAL ANNUITIES LIFE ASSURANCE
CORPORATION


By Bruce Ferris
   -------------------------------------
Title: Executive Vice President


PRUDENTIAL ANNUITIES DISTRIBUTORS, INC.


By Bruce Ferris
   -------------------------------------
Title: Director


PRUCO LIFE INSURANCE COMPANY


By Bruce Ferris
   -------------------------------------
Title: Vice President


PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY


By Bruce Ferris
   -------------------------------------
Title: Vice President


THE PRUDENTIAL INSURANCE COMPANY OF AMERICA


By Bruce Ferris
   -------------------------------------
Title: Vice President

For the named entities above in his representative capacity:

--------------------------------------------------------------------------------

Date:
      ---------------


[BROKER DEALER]


By
   -------------------------------------
Title:
Date:
      ---------------

[ASSOCIATED INSURANCE AGENCY]

By
   -------------------------------------
Title:

Date:
      ---------------

PLEASE ATTACH ADDITIONAL SIGNATURE PAGES IF MORE THAN ONE
ASSOCIATED INSURANCE AGENCY EXISTS

                                                                       Exhibit 5

Form of Application form for the Contract P-VAA (02/10). [TO BE FILED IN PRE-EFFECTIVE AMENDMENT]

                                                                  Exhibit (8)(a)

Copy of AST Fund Participation Agreement.

                          FUND PARTICIPATION AGREEMENT

                          PRUCO LIFE INSURANCE COMPANY,

                             AMERICAN SKANDIA TRUST,

                   AMERICAN SKANDIA INVESTMENT SERVICES, INC.,

                           PRUDENTIAL INVESTMENTS LLC,

                        AMERICAN SKANDIA MARKETING, INC.

                                       AND

                  PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC

                MAY 1, 2005, AS AMENDED AND RESTATED JUNE 8, 2005

                                TABLE OF CONTENTS


ARTICLE I.      Sale of Fund Shares.....................................................................    4

ARTICLE II.     Representations and Warranties..........................................................    8

ARTICLE III.    Prospectuses and Proxy Statements; Voting...............................................   13

ARTICLE IV.     Sales Material and Information..........................................................   16

ARTICLE V.      Fees and Expenses.......................................................................   18

ARTICLE VI.     Diversification and Qualification.......................................................   18

ARTICLE VII.    Potential Conflicts and Compliance With Mixed and Shared Funding Exemptive Order .......   21

ARTICLE VIII.   Indemnification ........................................................................   24

ARTICLE IX.     Applicable Law..........................................................................   31

ARTICLE X.      Termination.............................................................................   31

ARTICLE XI.     Notices.................................................................................   35

ARTICLE XII.    Miscellaneous...........................................................................   36

SCHEDULE A      Expenses................................................................................   42

SCHEDULE B      Diversification Compliance Report and Certification.....................................

                             PARTICIPATION AGREEMENT

                                      Among

                          PRUCO LIFE INSURANCE COMPANY,

                             AMERICAN SKANDIA TRUST,

                   AMERICAN SKANDIA INVESTMENT SERVICES, INC.,

                           PRUDENTIAL INVESTMENTS LLC,

                        AMERICAN SKANDIA MARKETING, INC.

                                       and

                  PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC

     THIS AGREEMENT, made and entered into as of this 1st day of May, 2005 and amended and restated as of June 8, 2005, by and among PRUCO LIFE INSURANCE COMPANY (the "Company"), an Arizona life insurance company, on its own behalf and on behalf of its separate accounts (the "Accounts"); AMERICAN SKANDIA TRUST, an open-end management investment company organized under the laws of Massachusetts (the "Fund"); AMERICAN SKANDIA

INVESTMENT SERVICES, INC., a Connecticut corporation ("ASISI"); PRUDENTIAL INVESTMENTS LLC ("PI," and collectively with ASISI, the "Advisers" and each an "Adviser"), AMERICAN SKANDIA MARKETING, INC., a Delaware corporation ("ASM"); and PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC, a Delaware limited liability company ("PIMS," and collectively with ASM, the "Distributors" and each a "Distributor").

     WHEREAS, the Fund engages in business as an open-end management investment company and is available to act as the investment vehicle for separate accounts established for variable life insurance policies and/or variable annuity contracts (collectively, the "Variable Insurance Products") to be offered by insurance companies, many of which have entered into participation agreements similar to this Agreement (hereinafter "Participating Insurance Companies"); and

     WHEREAS, the beneficial interest in the Fund is divided into several series of shares, each designated a "Portfolio" and representing the interest in a particular managed portfolio of securities and other assets; and

     WHEREAS, the Fund has obtained an order from the Securities and Exchange Commission (hereinafter the "SEC"), dated August 1, 1995 (File No. 812-9384), granting Participating Insurance Companies and variable annuity and variable life insurance separate accounts exemptions from the provisions of sections 9(a), 13(a), 15(a), and 15(b) of the Investment Company Act of 1940, as amended, (hereinafter the "1940 Act") and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, to the extent necessary to permit shares of the Fund to be sold to and held by variable annuity and variable life insurance separate accounts of life insurance companies that may or may not be affiliated with one another and qualified pension and retirement plans ("Qualified Plans") (hereinafter the "Mixed and Shared Funding Exemptive Order"); and

     WHEREAS, the Fund is registered as an open-end management investment company under the 1940 Act and shares of the Portfolio(s) are registered under the Securities Act of 1933, as amended (hereinafter the "1933 Act"); and

     WHEREAS, each Adviser is duly registered as an investment adviser under the Investment Advisers Act of 1940, as amended; and

     WHEREAS, each Distributor is duly registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, (the "1934 Act") and is a member in good standing of the National Association of Securities Dealers, Inc. (the "NASD"); and

     WHEREAS, the Company has issued and plans to continue to issue certain variable life insurance policies and variable annuity contracts supported wholly or partially by the Accounts (the "Contracts"); and

     WHEREAS, each Account is a duly organized, validly existing segregated asset account, established by resolution of the Board of Directors of the Company under the insurance laws of the State of Connecticut, to set aside and invest assets attributable to the Contracts; and

     WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company intends to continue to purchase shares in the Portfolios on behalf of the Accounts to fund the Contracts, and the Fund is authorized to sell such shares to unit investment trusts such as the Accounts at net asset value; and

     WHEREAS, to the extent permitted by applicable insurance laws and regulations, the Company also intends to continue to purchase shares in other open-end investment companies or series thereof not affiliated with the Fund (the "Unaffiliated Funds") on behalf of the Accounts to fund the Contracts; and

     WHEREAS, the parties wish to enter into a written agreement governing the arrangement already existing among the parties.

     NOW, THEREFORE, in consideration of their mutual promises, the Company, the Fund, the Distributors and the Advisers agree as follows:

ARTICLE I. Sale of Fund Shares

     1.1. The Fund agrees to sell to the Company those shares of the Portfolios which the Account orders, executing such orders on each Business Day at the net asset value next computed after receipt by the Fund or its designee of the order for the shares of the Portfolios. For purposes of this Section 1.1, the Company shall be the designee of the Fund for receipt of such orders and receipt by such designee shall constitute receipt by the Fund, provided that the Fund receives notice of any such order by 10:00 a.m. Eastern time on the next following Business Day. "Business Day" shall mean any day on which the New York Stock Exchange is open for trading and on which the Portfolio calculates its net asset value pursuant to the rules of the SEC. "Valuation Time" shall mean the time as of which the Fund calculates net asset value for the shares of the Portfolios on the relevant Business Day.

     1.2. The Fund agrees to make shares of the Portfolios available for purchase at the applicable net asset value per share by the Company and the Accounts on those days on which the Fund calculates its Portfolios' net asset value pursuant to rules of the SEC, and the Fund shall calculate such net asset value on each day which the New York Stock Exchange is open for trading. Notwithstanding the foregoing, the Fund may refuse to sell shares of any Portfolio to any person, or suspend or terminate the offering of shares of any Portfolio if such action is required by law or by regulatory authorities having jurisdiction or is, in the sole discretion of the Fund acting in good faith, necessary or appropriate in the best interests of the shareholders of such Portfolio. All orders accepted by the Company shall be subject to the terms of the then current prospectus of the Fund. The Company shall use its best efforts, and shall reasonably cooperate with, the Fund to enforce stated prospectus policies regarding transactions in Portfolio shares. The Company acknowledges that orders accepted by it in violation of the Fund's stated policies may be subsequently revoked or cancelled by the Fund and that the Fund shall not be responsible for any losses incurred by the Company or the Contract owner as a result of such cancellation. In addition, the Company acknowledges that the Fund has the right to refuse any purchase order for any reason, particularly if the Fund determines that a Portfolio would be unable to invest the money effectively in accordance with its investment policies or would otherwise be adversely affected due to the size of the transaction, frequency of trading, or other factors.

     1.3. The Fund will not sell shares of the Portfolios to any other Participating Insurance Company separate account unless an agreement containing provisions the substance of which are the same as Sections 2.1, 2.2 (except with respect to designation of applicable law), 3.5, 3.6, 3.7, and Article VII of this Agreement is in effect to govern such sales.

     1.4. The Fund agrees to redeem for cash, on the Company's request, any full or fractional shares of the Fund held by the Company, executing such requests on each Business Day at the net asset value next computed after receipt by the Fund or its designee of the request for redemption. For purposes of this Section 1.4, the Company shall be the designee of the Fund for receipt of requests for redemption and receipt by such designee shall constitute receipt by the Fund, provided that the Fund receives notice of any such request for redemption by 10:00 a.m. Eastern time on the next following Business Day.

     1.5. The parties hereto acknowledge that the arrangement contemplated by this Agreement is not exclusive; the Fund's shares may be sold to other Participating Insurance Companies (subject to Section 1.3) and the cash value of the Contracts may be invested in other investment companies.

     1.6. The Company shall pay for Fund shares by 3:00 p.m. Eastern time on the next Business Day after an order to purchase Fund shares is received in accordance with the provisions of Section 1.1 hereof. Payment shall be in federal funds transmitted by wire and/or by a credit for any shares redeemed the same day as the purchase.

     1.7. The Fund shall pay and transmit the proceeds of redemptions of Fund shares by 11:00 a.m. Eastern Time on the next Business Day after a redemption order is received in accordance with Section 1.4 hereof; provided, however, that the Fund may delay payment in extraordinary circumstances to the extent permitted under Section 22(e) of the 1940 Act. Payment shall be in federal funds transmitted by wire and/or a credit for any shares purchased the same day as the redemption.

     1.8. Issuance and transfer of the Fund's shares will be by book entry only. Stock certificates will not be issued to the Company or the Accounts. Shares purchased from the Fund will be recorded in an appropriate title for the relevant Account or the relevant sub-account of an Account.

     1.9. The Fund shall furnish same day notice (by electronic communication or telephone, followed by electronic confirmation) to the Company of any income, dividends or capital gain distributions payable on a Portfolio's shares. The Company hereby elects to receive all such income dividends and capital gain distributions as are payable on a Portfolio's shares in additional shares of that Portfolio. The Company reserves the right to revoke this election and to receive all such income dividends and capital gain distributions in cash. The Fund shall notify the Company by the end of the next following Business Day of the number of shares so issued as payment of such dividends and distributions.

     1.10. The Fund shall make the net asset value per share for each Portfolio available to the Company on each Business Day as soon as reasonably practicable after the net asset value per share is calculated and shall use its best efforts to make such net asset value per share available by 6:00 p.m. Eastern time. In the event of an error in the computation of a Portfolio's net asset value per share ("NAV") or any dividend or capital gain distribution (each, a "pricing error"), an Adviser or the Fund shall immediately notify the Company as soon as possible after discovery of the error. Such notification may be verbal, but shall be confirmed promptly in writing. A pricing error shall be corrected as follows: (a) if the pricing error results in a difference between the erroneous NAV and the correct NAV of less than $0.01 per share, then no corrective action need be taken; (b) if the pricing error results in a difference between the erroneous NAV and the correct NAV equal to or greater than $0.01 per share, but less than 1/2 of 1% of the Portfolio's NAV at the time of the error, then the Advisers shall reimburse the Portfolio for any loss, after taking into consideration any positive effect of such error; however, no adjustments to Contract owner accounts need be made; and (c) if the pricing error results in a difference between the erroneous NAV and the correct NAV equal to or greater than 1/2 of 1% of the Portfolio's NAV at the time of the error, then the Advisers shall reimburse the Portfolio for any loss (without taking into consideration any positive effect of such error) and shall reimburse the Company for the costs of adjustments made to correct Contract owner accounts. If an adjustment is necessary to correct a material error which has caused Contract owners to receive less than the amount to which they are entitled, the number of shares of the applicable sub-account of such Contract owners will be adjusted and the amount of any underpayments shall be credited by the Advisers to the Company for crediting of such amounts to the applicable Contract owners accounts. Upon notification by an Adviser of any overpayment due to a material error, the Company shall promptly remit to the Advisers any overpayment that has not been paid to Contract owners. In no event shall the Company be liable to Contract owners for any such adjustments or underpayment amounts. A pricing error within categories (b) or
(c) above shall be deemed to be "materially incorrect" or constitute a "material error" for purposes of this Agreement. The standards set forth in this Section
1.10 are based on the parties' understanding of the views expressed by the staff of the SEC as of the date of this Agreement. In the event the views of the SEC staff are later modified or superseded by SEC or judicial interpretation, the parties shall amend the foregoing provisions of this Agreement to comport with the appropriate applicable standards, on terms mutually satisfactory to all parties.

     1.11. The parties agree to mutually cooperate with respect to any state insurance law restriction or requirement applicable to the Fund's investments; provided, however, that the Fund reserves the right not to implement restrictions or take other actions required by state insurance law if the Fund or an Adviser determines that the implementation of the restriction or other action is not in the best interest of Fund shareholders.

ARTICLE II. Representations and Warranties

     2.1. The Company represents and warrants that: (a) the securities deemed to be issued by the Accounts under the Contracts are or will be registered under the 1933 Act, or are not so registered in proper reliance upon an exemption from such registration requirements; (b) the Contracts will be issued and sold in compliance in all material respects with all applicable federal and state laws; and (c) the sale of the Contracts shall comply in all material respects with state insurance suitability requirements.

     2.2. The Company represents and warrants that: (a) it is an insurance company duly organized and in good standing under applicable law; (b) it has legally and validly established each Account prior to any issuance or sale of units thereof as a segregated asset account under Connecticut law; and (c) it has registered each Account as a unit investment trust in accordance with the provisions of the 1940 Act to serve as a segregated investment account for the Contracts will maintain such registration for so long as any Contracts are outstanding as required by applicable law or, alternatively, the Company has not registered one or more Accounts in proper reliance upon an exclusion from such registration requirements.

     2.3. The Fund represents and warrants that: (a) the Fund shares sold pursuant to this Agreement shall be registered under the 1933 Act; (b) the Fund shares sold pursuant to this Agreement shall be duly authorized for issuance and sold in compliance with all applicable federal securities laws including without limitation the 1933 Act, the 1934 Act, and the 1940 Act; (c) the Fund is and shall remain registered under the 1940 Act; and (d) the Fund shall amend the registration statement for its shares under the 1933 Act and the 1940 Act from time to time as required in order to effect the continuous offering of its shares.

     2.4. The parties acknowledge that the Fund reserves the right to adopt one or more plans pursuant to Rule 12b-1 under the 1940 Act and to impose an asset-based or other charge to finance distribution expenses as permitted by applicable law and regulation. The Fund and the Advisers agree to comply with applicable provisions and SEC interpretation of the 1940 Act with respect to any distribution plan.

     2.5. The Fund represents and warrants that it shall register and qualify the shares for sale in accordance with the laws of the various states if and to the extent required by applicable law.

     2.6. The Fund represents and warrants that it is lawfully organized and validly existing under the laws of the Commonwealth of Massachusetts and that it does and will comply in all material respects with the 1940 Act.

     2.7. Each Adviser represents and warrants that it is and shall remain duly registered under all applicable federal and state securities laws and that it shall perform its obligations for the Fund in compliance in all material respects with any applicable state and federal securities laws.

     2.8. Each Distributor represents and warrants that it is and shall remain duly registered under all applicable federal and state securities laws and that it shall perform its obligations for the Fund in compliance in all material respects with the laws of any applicable state and federal securities laws.

     2.9. The Fund and the Advisers represent and warrant that all of their respective officers, employees, investment advisers, and other individuals or entities dealing with the money and/or securities of the Fund are, and shall continue to be at all times, covered by one or more blanket fidelity bonds or similar coverage for the benefit of the Fund in an amount not less than the minimal coverage required by Rule 17g-1 under the 1940 Act or related provisions as may be promulgated from time to time. The aforesaid bonds shall include coverage for larceny and embezzlement and shall be issued by a reputable bonding company.

     2.10. The Fund and the Advisers represent and warrant that they will provide the Company with as much advance notice as is reasonably practicable of any material change affecting the Portfolios (including, but not limited to, any material change in the registration statement or prospectus affecting the Portfolios) and any proxy solicitation affecting the Portfolios and consult with the Company in order to implement any such change in an orderly manner, recognizing the expenses of changes and attempting to minimize such expenses by implementing them in conjunction with regular annual updates of the prospectus for the Contracts.

     2.11 The Company represents and warrants, for purposes other than diversification under Section 817 of the Internal Revenue Code of 1986 as amended (the "Code"), that the Contracts are currently and at the time of issuance will be treated as annuity contracts or life insurance policies under applicable provisions of the Code, and that it will make every effort to maintain such treatment and that it will notify the Fund, the Distributors and the Advisers immediately upon having a reasonable basis for believing that the Contracts have ceased to be so treated or that they might not be so treated in the future. In addition, the Company represents and warrants that each Account is a "segregated asset account" and that interests in each Account are offered exclusively through the purchase of or transfer into a "variable contract" within the meaning of such terms under Section 817 of the Code and the regulations thereunder. The Company will use every effort to continue to meet such definitional requirements, and it will notify the Fund, the Distributors and the Advisers immediately upon having a reasonable basis for believing that such requirements have ceased to be met or that they might not be met in the future. The Company represents and warrants that it will not purchase Fund shares with assets derived from tax-qualified retirement plans except, indirectly, through Contracts purchased in connection with such plans.

     2.12 The Company represents and warrants that it is currently in compliance, and will remain in compliance, with all applicable anti-money laundering laws, regulations, and requirements. In addition, the Company represents and warrants that it has adopted and implemented policies and procedures reasonably designed to achieve compliance with the applicable requirements administered by the Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury.

     2.13 The Company represents and warrants that it is currently in compliance, and will remain in compliance, with all applicable laws, rules and regulations relating to consumer privacy, including, but not limited to, Regulation S-P.

     2.14 The Company represents and warrants that it has adopted, and will at all times during the term of this Agreement maintain, reasonable and appropriate procedures ("Late Trading Procedures") designed to ensure that any and all orders relating to the purchase, sale or exchange of Fund shares communicated to the Fund to be treated in accordance with Article I of this Agreement as having been received on a Business Day have been received by the Valuation Time on such Business Day and were not modified after the Valuation Time, and that all orders received from Contract owners but not rescinded by the Valuation Time were communicated to the Fund or its agent as received for that Business Day. Each transmission of orders by the Company shall constitute a representation by the Company that such orders are accurate and complete and relate to orders received by the Company by the Valuation Time on the Business Day for which the order is to be priced and that such transmission includes all orders relating to Fund shares received from Contract owners but not rescinded by the Valuation Time. The Company agrees to provide the Fund or its designee with a copy of the Late Trading Procedures and such certifications and representations regarding the Late Trading Procedures as the Fund or its designee may reasonably request. The Company will promptly notify the Fund in writing of any material change to the Late Trading Procedures.

     2.15. The Company represents and warrants that it has adopted, and will at all times during the term of this Agreement maintain, reasonable and appropriate procedures ("Market Timing Procedures") designed to minimize any adverse impact on other Fund investors due to excessive trading. The Company agrees to provide the Fund or its designee with a copy of the Market Timing Procedures and such certifications and representations regarding the Market Timing Procedures as the Fund or its designee may reasonably request. The Company will promptly notify the Fund in writing of any material change to the Market Timing Procedures. The parties agree to cooperate in light of any conflict between the Market Timing Procedures and actions taken or policies adopted by the Fund designed to minimize any adverse impact on other Fund investors due to excessive trading.

ARTICLE III. Printing and Distribution of Fund Documents and other Administrative Services Provided by the Company to the Fund

     3.1. At least annually, an Adviser or Distributor shall provide the Company with camera-ready copy of the Fund's prospectus and any supplements thereto for printing and delivery by the Company to all Contract owners. If requested by the Company in lieu thereof, an Adviser, a Distributor or the Fund shall provide camera-ready copy (including an electronic version of the current prospectus) to the Company and other assistance as is reasonably necessary in order for the Company once each year (or more frequently if the prospectus for the Fund is amended) to have the prospectus for the Contracts and the prospectus for the Fund printed together in one document and delivered to all Contract owners.

     3.2. If applicable state or federal laws or regulations require that the Statement of Additional Information ("SAI") for the Fund be distributed to all Contract owners, then the Fund, a Distributor and/or an Adviser shall provide the Company with camera-ready copy of the Fund's SAI and any supplements thereto for printing and delivery to all Contract ownersSchedule B An Adviser, a Distributor and/or the Fund shall also provide camera-ready copy of the SAI to the Company for printing and delivery to any Contract owner or prospective owner who requests such SAI from the Fund.

     3.3. The Fund, a Distributor and/or an Adviser shall provide the Company with copies of the Fund's proxy material, reports to shareholders and other communications to shareholders suitable for printing to permit Schedule B timely distribution thereof by the Company to Contract owners.

     3.4 The Company shall also provide the following administrative services to the Fund:

Maintenance of books and records

     . In the general ledger, reconcile and balance ASLAC's separate account investments in the various portfolios of the Fund

Purchase and Redemption Orders

     .    Reconcile and provide notice to AST of (a) net cash flow into AST, and
          (b) cash required for net redemption orders with confirmation thereof to AST

AST-Related Contract Owner Services

     . Assist AST with proxy solicitations, specifically with respect to soliciting voting instructions from contract owners

     . Investigate and respond to inquiries from contract owners that relate to AST and not to the separate account

Reports

     .    Periodic information reporting to AST

     . Preparation of reports regarding AST for third-party reporting services

     3.5. It is understood and agreed that, except with respect to information regarding the Company provided in writing by that party, the Company shall not be responsible for the content of the prospectus or SAI for the Fund. It is also understood and agreed that, except with respect to information regarding the Fund, the Distributors, the Advisers or the Portfolios provided in writing by the Fund, a Distributor or an Adviser, neither the Fund, the Distributors nor the Advisers are responsible for the content of the prospectus or SAI for the Contracts.

     3.6. If and to the extent required by law the Company shall:

          (a) solicit voting instructions from Contract owners;

          (b) vote the Portfolio shares held in the Accounts in accordance with instructions received from Contract owners;

          (c) vote Portfolio shares held in the Accounts for which no instructions have been received in the same proportion as Portfolio shares for which instructions have been received from Contract owners, so long as and to the extent that the SEC continues to interpret the 1940 Act to require pass-through voting privileges for variable contract owners; and

          (d) vote Portfolio shares held in its general account or otherwise in the same proportion as Portfolio shares for which instructions have been received from Contract owners, so long as and to the extent that the SEC continues to interpret the 1940 Act to require such voting by the insurance company. The Company reserves the right to vote Fund shares in its own right, to the extent permitted by law.

     3.7. The Company shall be responsible for assuring that each of its separate accounts holding shares of a Portfolio calculates voting privileges as directed by the Fund and agreed to by the Company and the Fund. The Fund agrees to promptly notify the Company of any changes of interpretations or amendments of the Mixed and Shared Funding Exemptive Order.

     3.8. The Fund will comply with all provisions of the 1940 Act requiring voting by shareholders, and in particular the Fund will either provide for annual meetings (except insofar as the SEC may interpret Section 16 of the 1940 Act not to require such meetings) or, as the Fund currently intends, comply with Section 16(c) of the 1940 Act (although the Fund is not one of the trusts described in Section 16(c) of that Act) as well as with Sections 16(a) and, if and when applicable, 16(b). Further, the Fund will act in accordance with the SEC's interpretation of the requirements of Section 16(a) with respect to periodic elections of directors or trustees and with whatever rules the SEC may promulgate with respect thereto.

ARTICLE IV. Sales Material and Information

     4.1. The Company shall not give any information or make any representations or statements on behalf of the Fund in connection with the sale of the Contracts other than the information or representations contained in the registration statement, including the prospectus or SAI for the Fund shares, as the same may be amended or supplemented from time to time, or in sales literature or other promotional material approved by the Fund, a Distributor or an Adviser, except with the permission of the Fund, a Distributor or an Adviser.

     4.2. The Fund, the Distributors and the Advisers shall not give any information or make any representations on behalf of the Company or concerning the Company, the Accounts, or the Contracts other than the information or representations contained in a registration statement, including the prospectus or SAI for the Contracts, as the same may be amended or supplemented from time to time, or in sales literature or other promotional material approved by the Company or its designee, except with the permission of the Company.

     4.3. For purposes of Articles IV and VIII, the phrase "sales literature and other promotional material" includes, but is not limited to, advertisements (such as material published, or designed for use in, a newspaper, magazine, or other periodical, radio, television, telephone or tape recording, videotape display, signs or billboards, motion pictures, or other public media; e.g., on-line networks such as the Internet or other electronic media), sales literature (i.e., any written communication distributed or made generally available to customers or the public, including brochures, circulars, research reports, market letters, form letters, seminar texts, reprints or excerpts of any other advertisement, sales literature, or published article), educational or training materials or other communications distributed or made generally available to some or all agents or employees, and shareholder reports, and proxy materials (including solicitations for voting instructions) and any other material constituting sales literature or advertising under the NASD rules, the 1933 Act or the 1940 Act.

     4.4. At the request of any party to this Agreement, each other party will make available to the other party's independent auditors and/or representatives of the appropriate regulatory agencies, all records, data and access to operating procedures that may be reasonably requested in connection with compliance and regulatory requirements related to this Agreement or any party's obligations under this Agreement.

ARTICLE V. Fees and Expenses

     5.1. In consideration of the services provided by the Company to the Fund that are set forth in sections 3.1, 3.2, 3.3 and 3.4 under Agreement, the Fund will pay the Company 0.10% on an annualized basis of the net asset value of shares of the Fund owned by separate accounts of the Company that are invested in the Fund. Such amount shall be determined on the last day of each calendar quarter and is payable within 10 days after the end of such calendar quarter. Except as otherwise provided in this Agreement, the Fund, the Distributors and the Advisers shall pay no fee or other compensation to the Company under this Agreement, and the Company shall pay no fee or other compensation to the Fund, a Distributor or an Adviser under this Agreement. provided, however, the parties may enter into other agreements relating to the Company's investment in the Fund, including services agreements.

ARTICLE VI. Diversification and Qualification

     6.1. The Fund, the Distributors and the Advisers represent and warrant that the Fund and each Portfolio thereof will at all times comply with Section 817(h) of the Code and Treasury Regulation (S)1.817-5, as amended from time to time, and any Treasury interpretations thereof, relating to the diversification requirements for variable annuity, endowment, or life insurance contracts and any amendments or other modifications or successor provisions to such Section or Regulations. The Fund, a Distributor or an Adviser shall provide to the Company a quarterly written diversification report, in the form attached hereto as Schedule A which shall show the results of the quarterly Section 817(h) diversification test and include a certification as to whether each Portfolio complies with the Section 817(h) diversification requirement. The diversification report shall be provided to the Company within 10 calendar days of the end of a quarter.

     6.2. The Fund, the Distributors and the Advisers agree that shares of the Portfolios will be sold only to Participating Insurance Companies and their separate accounts and to Qualified Plans. No shares of any Portfolio of the Fund will be sold to the general public.

     6.3. The Fund, the Distributors and the Advisers represent and warrant that the Fund and each Portfolio is currently qualified as a Regulated Investment Company under Subchapter M of the Code, and that each Portfolio will maintain such qualification (under Subchapter M or any successor or similar provisions) as long as this Agreement is in effect.

     6.4. The Fund, a Distributor or an Adviser will notify the Company immediately upon having a reasonable basis for believing that the Fund or any Portfolio has ceased to comply with the aforesaid Section 817(h) diversification or Subchapter M qualification requirements or might not so comply in the future.

     6.5. Without in any way limiting the effect of Sections 8.2, 8.3 and 8.4 hereof and without in any way limiting or restricting any other remedies available to the Company, an Adviser or a Distributor will pay all costs associated with or arising out of any failure, or any anticipated or reasonably foreseeable failure, of the Fund or any Portfolio to comply with Sections 6.1, 6.2, or 6.3 hereof, including all costs associated with reasonable and appropriate corrections or responses to any such failure; such costs may include, but are not limited to, the costs involved in creating, organizing, and registering a new investment company as a funding medium for the Contracts and/or the costs of obtaining whatever regulatory authorizations are required to substitute shares of another investment company for those of the failed Portfolio (including but not limited to an order pursuant to Section 26(c) of the 1940 Act).

     6.6. The Company agrees that if the Internal Revenue Service ("IRS") asserts in writing in connection with any governmental audit or review of the Company (or, to the

Company's knowledge, of any Contract owner) that any Portfolio has failed to comply with the diversification requirements of Section 817(h) of the Code or the Company otherwise becomes aware of any facts that could give rise to any claim against the Fund, a Distributor or an Adviser as a result of such a failure or alleged failure:

          (a) The Company shall promptly notify the Fund, the Distributors and the Advisers of such assertion or potential claim;

          (b) The Company shall consult with the Fund, the Distributors and the Advisers as to how to minimize any liability that may arise as a result of such failure or alleged failure;

          (c) The Company shall use its best efforts to minimize any liability of the Fund, the Distributors and the Advisers resulting from such failure, including, without limitation, demonstrating, pursuant to Treasury Regulations, Section 1.817-5(a)(2), to the commissioner of the IRS that such failure was inadvertent;

          (d) Any written materials to be submitted by the Company to the IRS, any Contract owner or any other claimant in connection with any of the foregoing proceedings or contests (including, without limitation, any such materials to be submitted to the IRS pursuant to Treasury Regulations,
     Section 1.817-5(a)(2)) shall be provided by the Company to the Fund, the Distributors and the Advisers (together with any supporting information or analysis) within at least two (2) business days prior to submission;

          (e) The Company shall provide the Fund, the Distributors and the Advisers with such cooperation as the Fund, the Distributors and the Advisers shall reasonably request

     (including, without limitation, by permitting the Fund, the Distributors and the Advisers to review the relevant books and records of the Company) in order to facilitate review by the Fund, the Distributors and the Advisers of any written submissions provided to it or its assessment of the validity or amount of any claim against it arising from such failure or alleged failure;

          (f) The Company shall not with respect to any claim of the IRS or any Contract owner that would give rise to a claim against the Fund, the Distributors and the Adviser s(i) compromise or settle any claim, (ii) accept any adjustment on audit, or (iii) forego any allowable administrative or judicial appeals, without the express written consent of the Fund, the Distributors and the Advisers, which shall not be unreasonably withheld; provided that, the Company shall not be required to appeal any adverse judicial decision unless the Fund and the Advisers shall have provided an opinion of independent counsel to the effect that a reasonable basis exists for taking such appeal; and further provided that the Fund, the Distributors and the Advisers shall bear the costs and expenses, including reasonable attorney's fees, incurred by the Company in complying with this clause (f).

ARTICLE VII. Potential Conflicts and Compliance With Mixed and Shared Funding Exemptive Order

     7.1. The Board will monitor the Fund for the existence of any material irreconcilable conflict between the interests of the contract owners of all separate accounts investing in the Fund. An irreconcilable material conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretative letter, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio is being managed; (e) a difference in voting instructions given by variable annuity contract and variable life insurance contract owners or by contract owners of different Participating Insurance Companies; or (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners. The Board shall promptly inform the Company if it determines that an irreconcilable material conflict exists and the implications thereof.

     7.2. The Company will report any potential or existing conflicts of which it is aware to the Board. The Company will assist the Board in carrying out its responsibilities under the Mixed and Shared Funding Exemptive Order, by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This includes, but is not limited to, an obligation by the Company to inform the Board whenever Contract owner voting instructions are to be disregarded. Such responsibilities shall be carried out by the Company with a view only to the interests of its Contract owners.

     7.3. If it is determined by a majority of the Board, or a majority of its trustees who are not interested persons of the Fund, the Distributor, the Adviser or any subadviser to any of the Portfolios (the "Independent Directors"), that a material irreconcilable conflict exists, the Company and other Participating Insurance Companies shall, at their expense and to the extent reasonably practicable (as determined by a majority of the Independent Directors), take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, up to and including: (1) withdrawing the assets allocable to some or all of the separate accounts from the Fund or any Portfolio and reinvesting such assets in a different investment medium, including (but not limited to) another Portfolio, or submitting the question whether such segregation should be implemented to a vote of all affected contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., annuity contract owners, life insurance contract owners, or variable contract owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected contract owners the option of making such a change; and (2) establishing a new registered management investment company or managed separate account.

     7.4. If a material irreconcilable conflict arises because of a decision by the Company to disregard Contract owner voting instructions and that decision represents a minority position or would preclude a majority vote, the Company may be required, at the Fund's election, to withdraw the Account's investment in the Fund and terminate this Agreement; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the Independent Directors. Any such withdrawal and termination must take place within six (6) months after the Fund gives written notice that this provision is being implemented, and until the end of that six-month period the Advisers, the Distributors and the Fund shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of the Fund.

     7.5. If a material irreconcilable conflict arises because a particular state insurance regulator's decision applicable to the Company conflicts with the majority of other state regulators, then the Company will withdraw the Account's investment in the Fund and terminate this Agreement within six months after the Board informs the Company in writing that it has determined that such decision has created an irreconcilable material conflict; provided, however, that such withdrawal and termination shall be limited to the extent required by the foregoing material irreconcilable conflict as determined by a majority of the Independent Directors. Until the end of the foregoing six-month period, the Fund shall continue to accept and implement orders by the Company for the purchase (and redemption) of shares of the Fund.

     7.6. For purposes of Sections 7.3 through 7.5 of this Agreement, a majority of the Independent Directors shall determine whether any proposed action adequately remedies any irreconcilable material conflict, but in no event will the Fund be required to establish a new funding medium for the Contracts. The Company shall not be required by Section 7.3 to establish a new funding medium for the Contracts if an offer to do so has been declined by vote of a majority of Contract owners affected by the irreconcilable material conflict. In the event that the Board determines that any proposed action does not adequately remedy any irreconcilable material conflict, then the Company will withdraw the Account's investment in the Fund and terminate this Agreement within six (6) months after the Board informs the Company in writing of the foregoing determination; provided, however, that such withdrawal and termination shall be limited to the extent required by any such material irreconcilable conflict as determined by a majority of the Independent Directors.

     7.7. If and to the extent that Rule 6e-2 and Rule 6e-3(T) are amended, or Rule 6e-3 is adopted, to provide exemptive relief from any provision of the 1940 Act or the rules promulgated thereunder with respect to mixed or shared funding (as defined in the Mixed and Shared Funding Exemptive Order) on terms and conditions materially different from those contained in the Mixed and Shared Funding Exemptive Order, then (a) the Fund and/or the Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 and 6e-3(T), as amended, and Rule 6e-3, as adopted, to the extent such rules are applicable: and (b) Sections 3.5, 3.6, 3.7, 7.1, 7.2, 7.3, 7.4, and 7.5 of this Agreement shall continue in effect only to the extent that terms and conditions substantially identical to such Sections are contained in such Rule(s) as so amended or adopted.

ARTICLE VIII. Indemnification

     8.1. Indemnification By The Company

          (a) The Company agrees to indemnify and hold harmless the Fund, the Distributors and the Advisers and each of their respective officers and directors or trustees and each person, if any, who controls the Fund, a Distributor or an Adviser within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section

     8.1) against any and all losses, claims, expenses, damages and liabilities (including amounts paid in settlement with the written consent of the Company) or litigation (including reasonable legal and other expenses) to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, expenses, damages or liabilities (or actions in respect thereof) or settlements are related to the sale or acquisition of the Fund's shares or the Contracts and:

          (i) arise out of or are based upon any untrue statements or alleged untrue statements of any material fact contained in the registration statement or prospectus or SAI covering the Contracts or contained in the Contracts or sales literature or other promotional material for the Contracts (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of an Adviser, a Distributor or the Fund for use in the registration statement or prospectus for the Contracts or in the Contracts or sales literature or other promotional material (or any amendment or supplement to any of the foregoing) or otherwise for use in connection with the sale of the Contracts or Fund shares; or

          (ii) arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus or sales literature or other promotional material of the Fund not supplied by the Company or persons under its control) or wrongful conduct of the Company or persons under its control, with respect to the sale or distribution of the Contracts or Fund Shares; or

          (iii) arise out of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, SAI, or sales literature or other promotional material of the Fund, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, if such a statement or omission was made in reliance upon information furnished in writing to the Fund by or on behalf of the Company; or

          (iv) arise as a result of any failure by the Company to provide the services and furnish the materials under the terms of this Agreement; or

          (v) arise out of or result from any material breach of any representation and/or warranty made by the Company in this Agreement or arise out of or result from any other material breach of this Agreement by the Company, including without limitation Section 2.11 and Section 6.6 hereof, as limited by and in accordance with the provisions of Sections 8.1(b) and 8.1(c) hereof.

          (b) The Company shall not be liable under this indemnification provision with respect to any losses, claims, expenses, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

          (c) The Company shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Company in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Company of any such claim shall not relieve the Company from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that the Company has been prejudiced by such failure to give notice. In case any such action is brought against the Indemnified Parties, the Company shall be entitled to participate, at its own expense, in the defense of such action. The Company also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Company to such party of the Company's election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Company will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

          (d) The Indemnified Parties will promptly notify the Company of the commencement of any litigation or proceedings against them in connection with the issuance or sale of the Fund Shares or the Contracts or the operation of the Fund.

     8.2. Indemnification by the Advisers

          (a) Each Adviser agrees to indemnify and hold harmless the Company and its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act (collectively, the "Indemnified Parties" for purposes of this Section 8.2) against any and all losses, claims, expenses, damages, liabilities (including amounts paid in settlement with the written consent of an Adviser) or litigation (including reasonable legal and other expenses) to which the Indemnified Parties may become subject under any statute or regulation, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions in respect thereof) or settlements are related to the sale or acquisition of the Fund's shares or the Contracts and:

          (i) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement or prospectus or SAI or sales literature or other promotional material of the Fund prepared by the Fund, a Distributor or an Adviser (or any amendment or supplement to any of the foregoing), or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, provided that this Agreement to indemnify shall not apply as to any Indemnified Party if such statement or omission or such alleged statement or omission was made in reliance upon and in conformity with information furnished in writing to an Adviser, a Distributor or the Fund by or on behalf of the Company for use in the registration statement, prospectus or SAI for the Fund or in sales literature or other promotional material (or any amendment or supplement to any of the foregoing) or otherwise for use in connection with the sale of the Contracts or the Fund shares; or

          (ii) arise out of or as a result of statements or representations (other than statements or representations contained in the registration statement, prospectus, SAI or sales literature or other promotional material for the Contracts not supplied by the Adviser or persons under its control) or wrongful conduct of the Fund, a Distributor or an Adviser or persons under their control, with respect to the sale or distribution of the Contracts or Fund shares; or

          (iii) arise out of any untrue statement or alleged untrue statement of a material fact contained in a registration statement, prospectus, SAI, or sales literature or other promotional material covering the Contracts, or any amendment thereof or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement or statements therein not misleading, if such statement or omission was made in reliance upon information furnished in writing to the Company by or on behalf of an Adviser, a Distributor or the Fund; or

          (iv) arise as a result of any failure by the Fund, a Distributor or an Adviser to provide the services and furnish the materials under the terms of this Agreement (including a failure, whether unintentional or in good faith or otherwise, to comply with the diversification and other qualification requirements specified in Article VI of this Agreement); or

          (v) arise out of or result from any material breach of any representation and/or warranty made by the Fund, a Distributor or an Adviser in this Agreement or arise out of or result from any other material breach of this Agreement by an Adviser, a Distributor or the Fund; or

          (vi) arise out of or result from the incorrect or untimely calculation or reporting by the Fund, a Distributor or an Adviser of the daily net asset value per share (subject to Section 1.10 of this Agreement) or dividend or capital gain distribution rate;

as limited by and in accordance with the provisions of Sections 8.2(b) and 8.2(c) hereof. This indemnification is in addition to and apart from the responsibilities and obligations of the Advisers specified in Article VI hereof.

          (b) The Advisers shall not be liable under this indemnification provision with respect to any losses, claims, expenses, damages, liabilities or litigation to which an Indemnified Party would otherwise be subject by reason of such Indemnified Party's willful misfeasance, bad faith, or negligence in the performance of such Indemnified Party's duties or by reason of such Indemnified Party's reckless disregard of obligations or duties under this Agreement or to any of the Indemnified Parties.

          (c) The Advisers shall not be liable under this indemnification provision with respect to any claim made against an Indemnified Party unless such Indemnified Party shall have notified the Advisers in writing within a reasonable time after the summons or other first legal process giving information of the nature of the claim shall have been served upon such Indemnified Party (or after such Indemnified Party shall have received notice of such service on any designated agent), but failure to notify the Advisers of any such claim shall not relieve the Advisers from any liability which it may have to the Indemnified Party against whom such action is brought otherwise than on account of this indemnification provision, except to the extent that the Advisers have been prejudiced by such failure to give notice. In case any such action is brought against the Indemnified Parties, the Advisers will be entitled to participate, at their own expense, in the defense thereof. The Advisers also shall be entitled to assume the defense thereof, with counsel satisfactory to the party named in the action. After notice from the Advisers to such party of the Advisers' election to assume the defense thereof, the Indemnified Party shall bear the fees and expenses of any additional counsel retained by it, and the Advisers will not be liable to such party under this Agreement for any legal or other expenses subsequently incurred by such party independently in connection with the defense thereof other than reasonable costs of investigation.

          (d) The Company agrees promptly to notify the Advisers of the commencement of any litigation or proceedings against it or any of its officers or directors in connection with the issuance or sale of the Contracts or the operation of the Account.

ARTICLE IX. Applicable Law

     9.1. This Agreement shall be construed and the provisions hereof interpreted under and in accordance with the laws of the State of New Jersey, without regard to the New Jersey conflict of laws provisions.

     9.2. This Agreement shall be subject to the provisions of the 1933, 1934 and 1940 Acts, and the rules and regulations and rulings thereunder, including such exemptions from those statutes, rules and regulations as the SEC may grant (including, but not limited to, the Mixed and Shared Funding Exemptive Order) and the terms hereof shall be interpreted and construed in accordance therewith.

ARTICLE X. Termination

     10.1. This Agreement shall terminate:

          (a) at the option of any party, with or without cause, with respect to some or all Portfolios, upon sixty (60) days advance written notice delivered to the other parties; or

          (b) at the option of the Company by written notice to the other parties with respect to any Portfolio based upon the Company's determination that shares of such Portfolio are not reasonably available to meet the requirements of the Contracts; or

          (c) at the option of the Company by written notice to the other parties with respect to any Portfolio in the event any of the Portfolio's shares are not registered, issued or sold in accordance with applicable state and/or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts issued or to be issued by the Company; or

          (d) at the option of the Fund, a Distributor or an Adviser in the event that formal administrative proceedings are instituted against the Company by the NASD, the SEC, the Insurance Commissioner or like official of any state or any other regulatory body regarding the Company's duties under this Agreement or related to the sale of the Contracts, the operation of any Account, or the purchase of the Fund shares, if, in each case, the Fund, a Distributor or an Adviser, as the case may be, reasonably determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Company to perform its obligations under this Agreement; or

          (e) at the option of the Company in the event that formal administrative proceedings are instituted against the Fund, a Distributor or an Adviser by the NASD, the SEC, or any state securities or insurance department or any other regulatory body, if the Company reasonably determines in its sole judgment exercised in good faith, that any such administrative proceedings will have a material adverse effect upon the ability of the Fund, a Distributor or an Adviser to perform their obligations under this Agreement; or

          (f) at the option of the Company by written notice to the Fund with respect to any Portfolio if the Company reasonably believes that the Portfolio will fail to meet the Section 817(h) diversification requirements or Subchapter M qualifications specified in Article VI hereof; or

          (g) at the option of any non-defaulting party hereto in the event of a material breach of this Agreement by any party hereto (the "defaulting party") other than as described in Section 10.1(a)-(h); provided, that the non-defaulting party gives written notice thereof to the defaulting party, with copies of such notice to all other non-defaulting parties, and if such breach shall not have been remedied within thirty (30) days after such written notice is given, then the non-defaulting party giving such written notice may terminate this Agreement by giving thirty (30) days written notice of termination to the defaulting party; or

          (h) at any time upon written agreement of all parties to this Agreement.

     10.2. Notice Requirement

     No termination of this Agreement shall be effective unless and until the party terminating this Agreement gives prior written notice to all other parties of its intent to terminate, which notice shall set forth the basis for the termination. Furthermore,

          (a) in the event any termination is based upon the provisions of
     Article VII, or the provisions of Section 10.1(a) of this Agreement, the prior written notice shall be given in advance of the effective date of termination as required by those provisions unless such notice period is shortened by mutual written agreement of the parties;

          (b) in the event any termination is based upon the provisions of
     Section 10.1(d), 10.1(e) or 10.1(g) of this Agreement, the prior written notice shall be given at least sixty (60) days before the effective date of termination; and

          (c) in the event any termination is based upon the provisions of
     Section 10.1(b), 10.1(c) or 10.1(f), the prior written notice shall be given in advance of the effective date of termination, which date shall be determined by the party sending the notice.

     10.3. Effect of Termination

     Notwithstanding any termination of this Agreement, other than as a result of a failure by either the Fund or the Company to meet Section 817(h) of the Code diversification requirements, the Fund, the Distributors and the Advisers shall, at the option of the Company, continue to make available additional shares of the Fund pursuant to the terms and conditions of this Agreement, for all Contracts in effect on the effective date of termination of this Agreement (hereinafter referred to as "Existing Contracts"). Specifically, without limitation, the owners of the Existing Contracts shall be permitted to reallocate investments in the Fund, redeem investments in the Fund and/or invest in the Fund upon the making of additional purchase payments under the Existing Contracts. The parties agree that this Section 10.3 shall not apply to any terminations under Article VII and the effect of such Article VII terminations shall be governed by Article VII of this Agreement.

     10.4. Surviving Provisions

     Notwithstanding any termination of this Agreement, each party's obligations under Article VIII to indemnify other parties shall survive and not be affected by any termination of this Agreement. In addition, with respect to Existing Contracts, all provisions of this Agreement shall also survive and not be affected by any termination of this Agreement.

ARTICLE XI. Notices

     Any notice shall be sufficiently given when sent by registered or certified mail to the other party at the address of such party set forth below or at such other address as such party may from time to time specify in writing to the other parties.

If to the Company:

     Pruco Life Insurance Company
     213 Washington Street
     Newark, NJ 07102
     Attention: Secretary

If to the Fund:

     American Skandia Trust
     One Corporate Drive
     Shelton, CT 06484
     Attention: Secretary

If to the Advisers:

     American Skandia Investment Services, Inc.
     One Corporate Drive

     Shelton, CT 06484
     Attention: Secretary

     Prudential Investments LLC
     Gateway Center Three
     100 Mulberry Street, 14th Floor
     Newark, NJ 07102-4077
     Attention: Secretary

If to the Distributors:

     American Skandia Marketing, Inc.
     One Corporate Drive
     Shelton, CT 06484
     Attention: Secretary

     Prudential Investment Management Services LLC
     Gateway Center Three
     100 Mulberry Street, 14th Floor
     Newark, NJ 07102-4077
     Attention: Secretary

ARTICLE XII.  Miscellaneous

     12.1. Subject to the requirements of legal process and regulatory authority, each party hereto shall treat as confidential the names and addresses of the owners of the Contracts and all information reasonably identified as confidential in writing by any other party hereto and, except as permitted by this Agreement, shall not disclose, disseminate or utilize such names and addresses and other confidential information without the express written consent of the affected party until such time as such information may come into the public domain. Without limiting the foregoing, no party hereto shall disclose any information that another party has designated as proprietary.

     12.2. The captions in this Agreement are included for convenience of reference only and in no way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

     12.3. This Agreement may be executed simultaneously in two or more counterparts, each of which taken together shall constitute one and the same instrument.

     12.4. If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Agreement shall not be affected thereby.

     12.5. Each party hereto shall cooperate with each other party and all appropriate governmental authorities (including without limitation the SEC, the NASD and state insurance regulators) and shall permit such authorities reasonable access to its books and records in connection with any investigation or inquiry relating to this Agreement or the transactions contemplated hereby.

     12.6. Any controversy or claim arising out of or relating to this Agreement, or breach thereof, shall be settled by arbitration in a forum jointly selected by the relevant parties (but if applicable law requires some other forum, then such other forum) in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

     12.7. The rights, remedies and obligations contained in this Agreement are cumulative and are in addition to any and all rights, remedies and obligations, at law or in equity, which the parties hereto are entitled to under state and federal laws.

     12.8. This Agreement or any of the rights and obligations hereunder may not be assigned by any party without the prior written consent of all parties hereto.

     12.9. The Company agrees that the obligations assumed by the Fund, the Distributors and the Advisers pursuant to this Agreement shall be limited in any case to the Fund, the Distributors and the Advisers and their respective assets and the Company shall not seek satisfaction of any such obligation from the shareholders of the Fund, the Distributors or the Advisers, the Directors, officers, employees or agents of the Fund, a Distributor or an Adviser, or any of them.

     12.10. The Fund, the Distributors and the Advisers agree that the obligations assumed by the Company pursuant to this Agreement shall be limited in any case to the Company and its assets and neither the Fund, the Distributors nor the Advisers shall seek satisfaction of any such obligation from the shareholders of the Company, the directors, officers, employees or agents of the Company, or any of them.

     12.11. No provision of this Agreement may be deemed or construed to modify or supersede any contractual rights, duties, or indemnifications, as between the Advisers and the Fund, and the Distributors and the Fund.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative and its seal to be hereunder affixed hereto as of the date specified below.

                                        PRUCO LIFE INSURANCE COMPANY
                                        By its authotized officer,


                                        By: /s/ Daniel O. Kane
                                            ------------------------------------
                                            Name:  Daniel O. Kane
                                            Title: Vice President


                                        AMERICAN SKANDIA TRUST,
                                        By its authorized officer,


                                        By: /s/ David R. Odenath
                                            ------------------------------------
                                            Name:  David R. Odenath
                                            Title: President


                                        AMERICAN SKANDIA INVESTMENT SKRVICES,
                                        INCORPORATED
                                        By its authorized officer,


                                        By: /s/ Robert F. Gunia
                                            ------------------------------------
                                            Name:  Robert F. Gunia
                                            Title: Executive Vice President


                                        PRUDENTIAL INVESTMENTS LLC
                                        By its authorized officer,


                                        By: /s/ Robert F. Gunia
                                            ------------------------------------
                                            Name:  Robert F. Gunia
                                            Title: Executive Vice President


                                        AMERICAN SKANDTA MARKETING, INCORPORATED
                                        By its authorized officer,


                                        By: /s/ Robert F. Gunia
                                            ------------------------------------
                                            Name:  Robert F. Gunia
                                            Title: Senior Vice President

                                        PRUDENTIAL INVESTMENTS MANAGEMENT
                                        SERVICES LLC,
                                        By its authorized officer,


                                        By: /s/ Robert F. Gunia
                                            ------------------------------------
                                            Name:  Robert F. Gunia
                                            Title: President

                                   SCHEDULE A

               Diversification Compliance Report and Certification

                                  Name of fund:

Total Market Value as of
                         -------------------- ----------------------

   Four Largest   Market Value   Cumulative %   I.R.C. Limitations
   Investments        as of       of Assets        Greater than
   ------------   ------------   ------------   ------------------
1
2
3
4
5

                  Total Assets
                               --------------

Note: For purposes of diversification testing, all securities of the same issuer, all interests in the same real property project, and all interests in the same commodity are each treated as a single investment. In the case of government securities each government agency or instrumentality is treated as a separate issuer. See Treas. Reg. 1.817-5 for additional information.

Special Test for Variable Life Insurance

Where the only contracts based on the account are life insurance contracts (i.e., no annuity contracts), an account is adequately diversified to the extent it is invested in Treasury securities. Treasury securities held through a custodial arrangement that is treated as a grantor trust (e.g. CATs and TGRs) will be treated as Treasury securities if substantially all of the assets of the trust are represented by Treasury securities. Options on Treasury securities are not considered Treasury securities. Where an account is invested in part in Treasury securities, revise the above general diversification test percentage limits by adding to them a product of .5 and the percentage of the value of the total assets invested in Treasury securities. For example, if an account is 60% invested in Treasury securities, the percentage limit would be increased by 30% (0.5 x 60%) and would be applied to the assets of the account other than Treasury securities.

ALTERNATE TEST

If the alternative test under IRC Section 851 is used, those testing results should be attached.

CERTIFICATION

The undersigned certifies that this Report and Certification, and any related attachments, have been prepared accurately and provide a true representation of account assets as of the last day of the quarter indicated above, and that the fund complies with IRC Section 817(h).


----------------------------------------     ---------------------
Signed by                                    Date

                                                                  Exhibit (8)(b)

Copy of Franklin Templeton Fund Participation Agreement. [TO BE FILED IN PRE-EFFECTIVE AMENDMENT]

                                                                    Exhibit (10)

Consent of Independent Registered Public Accounting Firm - [TO BE FILED IN PRE-EFFECTIVE AMENDMENT]

                                                                   Exhibit 13(a)

Power of Attorney for Richard F. Vaccaro [TO BE FILED IN PRE-EFFECTIVE
AMENDMENT]